Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

As confidentially submitted to the Securities and Exchange Commission on March 5, 2025

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lendbuzz Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6141	47-5047556
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Summer St.

Boston, Massachusetts, 02110

(857) 999-0250

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Amitay Kalmar

Chief Executive Officer and Co-Founder

Lendbuzz Inc.

100 Summer St.

Boston, Massachusetts, 02110

(857) 999-0250

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Nicole Brookshire Hillary A. Coleman Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Ryan J. Dzierniejko Jeffrey A. Brill Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West 395 9th Avenue New York, New York 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED      , 2025

PRELIMINARY PROSPECTUS

    Shares

Lendbuzz Inc.

Common Stock

$ per share

Lendbuzz Inc. is offering  shares of its common stock, par value $0.001 per share, or the common stock. The selling stockholders identified in this prospectus are offering an additional  shares of common stock. Lendbuzz will not receive any proceeds from the sale of common stock by the selling stockholders.

This is our initial public offering and no public market exists for our common stock. We anticipate that the initial public offering price will be between $  and $  per share.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “LBZZ.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 29.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$
Proceeds to the selling stockholders before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We and the selling stockholders have granted the underwriters the option to purchase an additional  shares of common stock at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares to purchasers on or about  , 2025 through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	J.P. Morgan	RBC Capital Markets	Mizuho

TD Securities	Citizens Capital Markets	Keefe, Bruyette & Woods A Stifel Company	Piper Sandler

Prospectus dated    , 2025

lendbuzz

Our Mission:

Offer fair access to credit for underserved populations.

$282M

Total Revenue, net
FY 2024

61%

Total Revenue, net
FY 2024 YoY Growth

1,788

Active Dealerships
4Q 2024[(1)]

100%+

Dealership Net Dollar
Retention Rate[(2)]

$44M

Adjusted EBITDA
FY 2024[(3)]

$23M

Net Income
FY 2024

(1) Lendbuzz defines Active Dealerships as dealerships through which Lendbuzz has originated at least one loan to finance a borrower's auto purchase during a given quarter.

(2) For 15 consecutive quarters as of 4Q 2024, as calculated by taking the aggregate amount of loans originated by a dealership in twelve month period ended in the relevant quarter, divided by the amount such dealership originated in the 13 to 24 months period preceding the start of the relevant period.

lendbuzz

Quarterly Revenue Run Rate

Quarterly GAAP Total Revenue, net x4 in millions

$318M
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24

* GAAP Total Revenue, net was $41 million, $101 million, $175 million and $282 million in 2021, 2022, 2023 and 2024, respectively
* These annualized GAAP Total Revenue, net figures are not necessarily indicative of the results to be achieved for the full fiscal year or any future period. There can be no assurance that our final results for the fiscal quarter or year ended December 31, 2024 will not differ materially from these annualized figures.
* GAAP Total Revenue, net in 2Q 2023 excludes $8 million of accelerated revenue resulting from the de-consolidation of loans from the Company's balance sheet due to the sale of residual certificates in a securitization transaction. GAAP Total Revenue, net in 2Q 2023 was $49 million.

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

About This Prospectus

In this prospectus, “Lendbuzz,” “Lendbuzz Inc.,” the “Company,” “we,” “us” and “our” refer to Lendbuzz Inc. and its consolidated subsidiaries. We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We, the selling stockholders and underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States: neither we, the selling stockholders, nor any of the underwriters have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Until  , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus, before making an investment decision.

Company Overview

Our mission is to offer fair access to credit for underserved populations.

We are a financial technology company that utilizes artificial intelligence, or AI, and machine learning algorithms to better assess consumer credit risk and expand access to credit. We seamlessly process large sets of data through advanced computational approaches to more accurately predict a consumer’s creditworthiness. Our business benefits both consumers through expanded access to credit, and auto dealerships via increased vehicle sales.

Our founders immigrated to the U.S. for graduate school. Upon their arrival, due to their lack of a credit history in the U.S., they could not access basic consumer credit products such as a credit card or an auto loan. Seeing a clear market opportunity to solve this problem using their background in financial services, computer science, and AI, they launched Lendbuzz in 2015 with a focus on auto finance for underserved populations.

Obtaining an auto loan has historically relied upon a traditional, paper-based process. The experience varies in complexity based on a consumer’s creditworthiness. Non prime consumers are typically required to complete a lengthy and cumbersome process. Further, lenders using traditional underwriting approaches often misprice those with limited to no traditional credit history, resulting in higher rates and unattractive terms. This negatively impacts the consumer experience and dealership sales.

Our proprietary AI-powered solution efficiently analyzes thousands of data points to underwrite underserved consumers and drive credit outperformance. We serve consumers with thin and no credit files, or credit invisibles, and those traditionally called near prime (consumers with VantageScores® of 601-719). We estimate that, based on Oliver Wyman’s 2022 Financial Inclusion and Access to Credit report and VantageScore’s 2023 CreditGauge report, these groups collectively represent a market of approximately 119 million people in the U.S. or approximately 46% of the total U.S. adult population. We utilize our data and technology to build more robust financial profiles of these consumers, enabling us to more accurately identify those expected to generate better credit performance. We believe our machine learning models, combined with the use of alternative data and data-driven credit decisioning, differentiate us from traditional lenders.

In addition to providing fair access to credit, we offer consumers a modern, digital lending experience. Friction is reduced for consumers as we engage with them through an entirely mobile-enabled digital process.

We acquire consumers through the U.S. auto dealership market, which serves as a scalable and efficient go-to-market channel and minimizes our customer acquisition costs. By expanding access to credit and providing a superior borrowing experience for near prime consumers and credit invisibles, we help our dealership partners expand their pool of potential consumers. Additionally, we have streamlined the loan application experience for dealerships through our proprietary dealership portal. As a result, our dealership partners are loyal, as demonstrated by our 100%+ net dollar retention rate, which we have achieved consistently for 15 consecutive quarters as of December 31, 2024, historically leading to a strong source of recurring revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Increasing Sales Penetration with Existing Dealerships” for more information on our net dollar retention rate.

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Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

We have grown rapidly since our founding and believe we have significant growth potential, all within our core product. The U.S. auto dealership market is highly fragmented, with over 55,000 auto dealerships, according to data from 2022 from the National Automobile Dealers Association, or NADA, and the National Independent Automobile Dealers Association, or NIADA. For the year ended December 31, 2024, we partnered with 1,788 Active Dealerships and have the opportunity to expand our presence in our existing geographic footprint, adjacent geographies, and new regions in the U.S. We expect to continue to expand our network of dealership partners and increase our access to the approximately $704 billion annual auto loan origination market in the U.S., according to the Federal Reserve Bank of New York.

Our financial profile has been strong and has shown both rapid growth and profitability. Our efficient go-to-market strategy and low credit losses have driven attractive unit economics, which we believe will continue to drive increased profitability as we grow. We grew Aggregate Originations and Total revenue, net by compounded annual growth rates of approximately 74% and 92%, respectively, from 2019 to 2024.

Aggregate Originations
($USD millions)
2019 – 2024
CAGR = 74%
$97
$113
$347
$733
$1,113
$1,536
2019
2020
2021
2022
2023
2024

Total revenue, net
($USD millions)
2019 – 2024
CAGR = 92%
$11
$18
$41
$101
$175
$282
2019
2020
2021
2022
2023
2024

Additionally, as of December 31, 2024, we generated positive net income each fiscal year since 2021 and Adjusted Net Income, a non-GAAP measure, for 16 consecutive quarters as of December 31, 2024. For more information on this non-GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted Net Income.”

Industry Background

There are a number of important industry trends and market dynamics that create significant opportunity for Lendbuzz.

The U.S. auto finance market is incredibly deep

According to the Federal Reserve Bank of New York’s December 2024 Quarterly Report on Household Debt and Credit, the U.S. auto finance market is incredibly deep, with approximately $704 billion of loans originated annually and the total amount of auto loans outstanding in the U.S. is similarly large at approximately $1.7 trillion.

Dealerships are the primary distribution model for auto finance

The U.S. auto finance business is primarily a point-of-sale financing business with 84% of loans originated through auto dealerships, according to Cox Automotive’s 2019 Car Buyer Journey report. The auto dealership market is a highly fragmented market of over 55,000 dealerships nationally. More than 90% of all these auto dealerships in the U.S. include small, disparate local businesses that rank outside of the top 150 dealership groups (by total number of dealerships), according to Automotive News as of 2021. The fragmented nature of the auto dealership market means that building a large and installed base of dealerships often takes time and a “feet on the street” sales approach.

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Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Auto loans are an attractive consumer asset class across historical economic cycles

Auto loans have proven to be an attractive consumer asset class across economic cycles. Consumers historically prioritize auto payments over other consumer credit obligations, demonstrating the importance of maintaining access to a vehicle. For example, according to the Federal Reserve Bank of New York, during the global financial crisis between 2007 and 2009, auto loans saw seriously delinquent balances increase by only 80 basis points, in comparison to 421 basis points for credit cards and 311 basis points for personal loans.

Access to auto loans varies in complexity based on a consumer’s creditworthiness

Historically, when looking to obtain financing for an automobile purchase, U.S. consumers faced two very different landscapes based on their creditworthiness. Prime consumers, defined as consumers who have long credit histories and 720+ traditional credit bureau scores, such as FICO® scores or VantageScores®, can readily find multiple, efficiently-priced options from captive auto lenders, traditional banks and credit unions. According to the Federal Reserve Bank of New York, prime consumers represent approximately half of the $704 billion annual auto originations in the U.S.

The other half of the $704 billion annual auto originations are comprised of consumers who do not have long credit histories or high credit bureau scores. These consumers are typically served by traditional subprime auto lenders. These lenders tend to finance most vehicles regardless of make, model, age, or mileage and price substantially all loans assuming a very high level of credit losses regardless of the consumer’s actual creditworthiness.

Oliver Wyman’s 2022 Financial Inclusion and Access to Credit report suggests that, for certain segments of the population, credit bureau scores are a less accurate predictor of ability to pay. The report shows that no credit file and thin credit file consumers typically do not have sufficient credit history to inform an accurate credit score. Similarly, according to the report, credit bureau scores may be less effective predictors of credit performance for near prime consumers.

As a result, consumers that are neither prime nor subprime are often mispriced or unable to obtain a loan. We estimate that, based on Oliver Wyman’s 2022 Financial Inclusion and Access to Credit report and VantageScore’s 2023 CreditGauge report, our target market consists of approximately 119 million consumers in the U.S., split across approximately 49 million consumers with no credit file or a thin credit file and approximately 70 million consumers who are defined as near prime. These underserved segments of the credit spectrum represent approximately 46% of the total adult U.S. population.

Consumers seek an improved digital auto lending experience

While some auto dealerships have invested in digitalization, the overall industry has generally been slow to significantly invest in technology due to the fragmentation of the auto dealership market, leading to many auto dealerships continuing to depend on antiquated, paper-based processes. For example, we estimate that, based on Wolters Kluwer’s Q4 2024 Automotive Finance Digital Transformation Index and TransUnion’s Q4 2024 Credit Industry Insights report, in the fourth quarter of 2024, only 16% of auto loans were originated through e-contracts. For non prime consumers in particular, the auto lending experience is often paperwork intensive, and requires reference calls and employer verification – a process that can take days to complete rather than hours. Using technology to support expanded access to credit for underserved populations and dealerships’ digital transition creates a significant market opportunity.

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The Lendbuzz Solution

We focus on three main pillars to drive performance: (1) our proprietary AI algorithms and machine learning models which drive credit outperformance, (2) our streamlined dealership point-of-sale, or POS, software platform, and (3) our enhanced digital consumer experience.

Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance

We utilize our proprietary AI algorithms and machine learning models to analyze large sets of alternative data in order to more accurately assess the level of credit risk for each potential consumer. Our unique approach involves collecting thousands of data points per applicant, which allows us to build a robust financial profile for each consumer. Our models, which have been trained with over 2.8 million payments from more than 154,000 consumers, incorporate more than 2,000 features on each consumer, which are pulled seamlessly from application programming interfaces, or APIs. These data points are analyzed using deep neural networks to effectively predict a consumer’s ability and willingness to repay their auto loan.

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Our AI algorithms aggregate and transform the data collected, generating a proprietary credit profile that can be used to compare each applicant against thousands of prior consumers. This process produces the foundation of our underwriting – our proprietary AI Risk Analysis, or AIRA®, score which is calculated for all applications received. Since traditional credit scoring methods often have difficulty assessing the credit risk of credit invisibles and near prime consumers, we designed AIRA® to generate predictive power for these segments.

Our technology is designed to allow us to accurately identify credit invisibles and near prime consumers that are creditworthy, driving our credit outperformance. The chart below compares 31+ Day Delinquency Rate for Lendbuzz’s asset-backed securities, or ABS, portfolio to auto industry prime and subprime indexes from S&P Global Ratings. The portfolio represented by the LBZZ ABS line consists of all collateral targeted at inclusion in our ABS deals for the periods presented. Consumer auto delinquencies have increased relatively steadily since the beginning of 2023, particularly in the subprime sector, as the chart indicates, and are among the highest they have been in the past decade or more. While we have also seen increases in our delinquencies, our portfolio of credit invisibles and near prime consumers has performed similarly to the prime index, and much better than the subprime index, despite serving a segment of the market that is traditionally considered non prime. For more information on current trends in delinquency rates and its impact among our AIRA® score bands, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—31+ Day Delinquency Rate.”

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Confidential Treatment Requested by Lendbuzz Inc.

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Streamlined Dealership POS Software Platform

Our custom designed auto dealership portal provides auto dealerships with the tools to better serve their consumers. Our portal provides both our dealership partners and our consumers with an enhanced end-to-end experience when purchasing and financing a vehicle.

Our dealership portal is a modern e-commerce platform where our dealership partners submit the necessary information required for us to provide initial terms and ultimately a full approval. Consumers and dealerships are able to provide all required credit application information electronically within minutes. While the time the entire process takes to complete can vary, as consumers compare and contrast different vehicle purchase options within and across dealerships, once the dealership and consumer have provided all necessary documentation to move forward, we typically fund over 70% of loans within eight hours. We believe this can take as long as a week for lenders with traditional paper-based processes. Additionally, since, according to Cox Automotive’s 2024 Car Buyer Journey Study, the average vehicle buyer visits more than two dealerships when purchasing a car, we believe our streamlined process provides significant value for our dealership partners, who are able to work with a consumer to complete the sale before the consumer leaves the dealership and risk losing the sale. We believe that as a result of both our fast funding and efficient process, by working with Lendbuzz, our dealership partners can both turn over their working capital faster and increase the total number of vehicles they can sell.

Enhanced Digital Consumer Experience

We engage directly with consumers through an easy-to-use, digital experience. As discussed above, this contributes to faster data collection, underwriting, and ultimate closing of the sale, all benefitting the consumer experience. All information provided by the dealership, on behalf of the consumer, is transferred to the consumer’s loan application electronically. Consumers are engaged while at the dealership through a mobile-enabled digital process that is more user friendly and faster compared to traditional paper-based processes.

Due to our strong credit outperformance, we have priced consumers in our target market lower than most of our competitors, despite the whole sector, including us, increasing our pricing due to higher interest rates. For

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Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

more details on the recent interest rate trends in our portfolio, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Return on Average Assets and Average Equity.” Our lower pricing has helped to drive a positive selection among consumers, further improving our credit performance. When we approve an application, our conversion rate has been over 90%. We believe our more favorable auto loan pricing also enables consumers to afford a better vehicle.

Competitive Advantages

We have several competitive advantages that contribute to our success.

Artificial Intelligence

AI and machine learning technology is at our core. Our ability to better underwrite our target population is our greatest differentiator. We prioritize building our own algorithms and investing in our data science talent, as we believe these are enduring competitive advantages that are difficult to replicate. Our AI credit models utilize comprehensive data sets that have produced credit outperformance when compared to traditional methodologies such as credit bureau scores for our target market. Our underwriting uses various data sources, including an applicant’s bank account transactions, personal information, credit bureau files, vehicle information, and required documents like a driver’s license to detect fraud and determine an appropriate risk score. The AIRA® score we use today is the outcome of analyzing over 50 billion data attributes derived from more than 25 million datasets, 350 million bank account transactions and 2.8 million payments from more than 154,000 consumers. As we continue to grow our business and expand our Aggregate Originations and consumers, we intend to continue to exponentially grow this data set and enhance our models. We believe this is a core attribute to our competitive advantage. The current model has been approximately 33% better at predicting outcomes than credit bureau scores alone on our portfolio (for more information, see “Business—Competitive Advantages—Artificial intelligence,” including the separation chart shown therein). Our ability to more accurately identify the credit risk of a consumer has enabled us to provide creditworthy credit invisible and non prime consumers auto loans at better terms than the traditional non prime lenders and has driven better portfolio credit performance.

We continually focus on improving and enhancing our AI models, which benefit from the ever-increasing volume of historical performance data which we incorporate into our models. These ongoing updates improve the accuracy of our risk predictions and allow us to adjust and modify them in real-time, as economic and business conditions evolve. We expect to continue to invest in the development of our AI models. Beyond the ongoing accumulation of performance data, we make discrete improvements to the accuracy of our models by upgrading the algorithms and incorporating new variables.

The power of our models is the product of two major strengths: (1) access to expansive consumer data captured from years of data collection from traditional and non-traditional data sources and (2) our team of data scientists who continue to refine the algorithms in our models. While other auto lenders may also have access to stores of data, we believe it would be difficult to replicate the depth of training data and subsequent insights that drive our model’s evolution and predictive power for the credit invisible and non prime consumer segments.

Data-Driven Culture

At our core, we are a data-driven company that uses AI to better inform credit decisions. Our team is comprised of both data science experts and a best-in-class management team with credit expertise, who work together to allow us to expand credit access for underserved communities. Our data science team focuses on developing our AI models to produce the most accurate risk predictions possible. Our credit professionals design and implement a credit and pricing policy, using our AI models, which is focused on ensuring credit outperformance while producing superior financial returns. For more information on how we use our AI model to better price borrowers, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Aggregate Originations.”

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Dealership Software Platform and Consumer Digital Experience

Our technology-enabled platform is a differentiating advantage over lenders that utilize traditional approaches. Our modern dealership POS software platform streamlines the loan application process for both consumers and our dealership partners. For most non prime consumers, our application process transforms their experience into a digital process that can take as little as five minutes to complete, as opposed to a cumbersome and lengthy process involving a paper package of pay stubs, utility bills, and personal reference calls.

We are able to deliver a highly satisfying experience for both our consumers and our dealership partners. As of August and December 2023, respectively, our consumer net promoter score, or NPS, was 72 and our dealership NPS was 79, which compares favorably to well-known financial services and technology brands. See the section titled “Market, Industry, and Other Data” for more information on our NPS scores.

Modern Integrated Cloud Platform

Our technology products are built on a cloud-first platform engineered for scale, efficiency, and security. We are focused on ensuring consumer and dealership satisfaction while (1) enabling our AI algorithms to produce the expected credit outperformance and (2) facilitating our sales, underwriting and servicing teams’ efficiency.

Our consumers, dealerships, and team members can all utilize the same fully integrated platform that supports every stage of a consumer’s journey from application to underwriting to loan origination and servicing. We intend to continue to invest in technology to build an increasing and durable competitive advantage. As we grow and scale, our platform needs to evolve to ensure that we consistently add value to our consumers and our dealership partners.

Our Business Model

Our Dealership Distribution Model

Auto dealerships are the primary distribution model for auto lending broadly, and Lendbuzz specifically, with 84% of all auto loans in the U.S. originated at the point-of-sale through dealerships according to Cox Automotive’s 2019 Car Buyer Journey report. Dealerships view auto financing as a crucial tool to enable vehicle sales, as without financing options for the consumer, many vehicle sales would not occur. As a result, dealerships benefit just as much as consumers from an auto lending process that is more streamlined and efficiently priced.

Additionally, the auto dealership market is highly fragmented with over 55,000 dealerships nationally. More than 90% of all these dealerships in the U.S. include small, disparate local businesses that rank outside of the top 150 dealership groups (by total number of dealerships), according to Automotive News as of 2021. While some dealerships have invested in technology, the fragmented nature of this market has prevented the auto dealership industry in general from investing in a digital strategy. We believe our digital-first strategy thus allows us to provide a differentiated digital product to auto dealerships, who may not have the capacity to generate this technology otherwise.

Our dealership network is a highly efficient way to acquire consumers and has allowed us to minimize customer acquisition costs. Our customer acquisition cost was $410 per loan as of December 31, 2024.

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Confidential Treatment Requested by Lendbuzz Inc.

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Our Dealership Value Proposition

We provide a differentiated value proposition for our dealership partners, helping to drive our dealership NPS of 79:

Accelerated Sales and Reduced Consumer Turn Downs

Our ability to underwrite no credit file, thin credit file and near prime consumers has allowed dealerships to expand the pool of consumers to whom they can sell vehicles, as well as the quality of vehicles which consumers can afford.

Real Time Credit Decisioning

Our AI algorithms and technology platform are designed to allow consumers to complete their entire application process, from application to approval, in less than five minutes, while sitting at the dealership or over time at their convenience. While the time from application to approval can vary as consumers complete their full vehicle buying journey, over 90% of consumers who have chosen to move forward by verifying their income can be approved in less than 30 minutes. Completing the process in less than an hour is critical for dealerships, as, according to Foureyes’ 2020 Automotive Dealer Benchmarks Report, only 12.5% of auto buyer leads ultimately purchase cars, and, according to Cox Automotive, consumer satisfaction declines significantly after they have spent more than 1.5 hours at the dealership.

Same Day Funding

We believe our competitors can take up to a week to provide funding for a loan, whereas we typically fund over 70% within eight hours once the consumer and dealership have provided all necessary documentation to move forward. Dealerships are highly focused on their working capital, and the faster they receive funding for a vehicle sale, the earlier they can use those funds to purchase their next vehicle for their inventory.

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Lower Pricing

We have passed on our credit outperformance to our consumers and our dealership partners in the form of lower pricing to the consumer.

Our Dealership Go-To-Market Strategy

We go-to-market through dealerships. We primarily utilize a “feet-on-the street” salesforce built to grow the size of our dealership network in targeted markets. As of December 31, 2024, we had 129 sales employees.

Our sales representatives help cultivate new Active Dealerships for Lendbuzz by helping dealerships understand the uplift we can provide to their businesses through additional consumers. Once dealerships are signed onto the platform, they can serve as a source of recurring revenue. Dealerships often have a ramp period as they learn how to utilize our custom portal and grow accustomed to our process. Generally, that ramp period has taken between three and nine months for a dealership to reach consistent origination volume. For more information on how we determine when dealerships have reached consistent origination volume, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Increasing Sales Penetration with Existing Dealerships.”

The chart below plots Originations over time by dealership vintage. We assign dealerships to a vintage based on when they originated their first loan with us. While there has been volatility due to the impacts of the COVID-19 lockdowns, in general, once a dealership vintage has ramped to consistent origination volume, which has taken between three and nine months, we have experienced 100%+ net dollar retention rates, as each vintage has continued to produce about the same amount of loan originations, or more, as in prior years. As of December 31, 2024, we have experienced 100%+ net dollar retention rates for 15 consecutive quarters. Our 100%+ net dollar retention rate has accelerated our growth, as our sales representatives can focus on expanding the dealership network each year instead of spending time replacing the existing base. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Increasing Sales Penetration with Existing Dealerships” for more information about our net dollar retention rates and origination volume by dealerships.

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Originations by Dealership Vintage
($USD Millions)
2018
2019
2020
2021
2022
2023
2024
24
46
25
32
42
13
93
85
89
27
151
200
122
145
37
256
299
200
130
128
30
313
481
248
185
132
95
25
2018
2019
2020
2021
2022
2023
2024

Originations by Dealership Vintage chart is not inclusive of all originations. The chart excludes loans originated without a dealership partner. Additionally, dealerships from the 2016 and 2017 vintages have been excluded due to inconsistent data collection.

Our success at the dealership level is a key marketing tool itself. Once we have sufficient penetration into a local area, we have historically found that brand awareness among dealerships has driven inbound leads for potential new dealership partners. For example, we developed a relationship with one of the largest publicly held franchise dealership chains because one of their dealerships was losing business to dealerships we worked with.

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Our Growth Opportunity

We believe we have significant growth potential in our core product. Our growth strategy is focused on increasing sales representatives, in both new and existing geographies, to continue to expand the number of Active Dealerships. From our dealership portal launch in 2018, through December 31, 2024, we have grown our Active Dealerships count to 1,788. For context, some of the larger, longer tenured auto loan originators partner with over 20,000 dealerships.

Active Dealerships

Lendbuzz partnered with 1,788 Active Dealerships out of 55,000 representing a significant opportunity for growth

267
308
474
814
1,366
1,788
4Q 2019
4Q 2020
4Q 2021
4Q 2022
4Q 2023
4Q 2024

Since Lendbuzz was first launched in Massachusetts, we initially expanded our footprint into adjacent states in the northeast U.S. and then into other U.S. regions. As of December 31, 2024, we operated primarily in six states: California, Florida, Massachusetts, New Jersey, New York and Texas. We plan to continue to expand in these existing markets and realize the benefits from enhanced brand awareness, as our footprint increases in a particular market.

Our penetration rates, as calculated by Experian in the chart below, when calculated as a percentage of used vehicle financings by location of the dealership where the vehicle was sold, are less than 2% in every state.

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While we are focused on growing our core product within auto finance, we believe that over the long-term, our technology and models can be applied to additional consumer segments and other asset classes, further expanding our opportunity set and addressable market.

Our Financial Model

Our revenue is generated through multiple streams: (1) loan interest, both from consumers and, to a lesser extent, from dealerships to whom we provide floorplan lending, (2) origination fees, (3) ancillary product revenue such as Global Positioning Services, or GPS, units and guaranteed asset protection, or GAP, waivers, and (4) loan sales that generate gains on sales of loans and servicing revenue.

We focus the business and our financial model on a target excess spread – revenue less the cost to finance our loans and expected net charge-offs. AIRA® has generated quality loans, for near prime consumers and those consumers with thin and no credit files, that have outperformed peers on a risk-adjusted basis with attractive financial returns. While we believe our best and most profitable model is to hold loans on our balance sheet and benefit from the excess spread, our diverse funding strategy and capital sources provide us with the flexibility to sell loans as well.

Variable operating expenses include our sales teams and the cost to acquire dealerships, as well as our operations teams and the cost to service loans. Overhead expenses include the investments we make in our engineering, product development, technology, and research and development, or R&D, teams to ensure that we (1) continue to build an increasing and durable competitive advantage, and (2) consistently add value to our consumers and dealerships. Additionally, overhead costs include general and administrative costs such as finance, accounting, capital markets, compliance, and human resources, or HR. We expect overhead costs to grow at a slower pace than originations and revenue as we continue to achieve scale.

Unit Economics

Our platform has generated strong and attractive unit economics, which has driven our profitability, and resulted in a lifetime value, or LTV, to customer acquisition cost, or CAC, of 8.6x for the year ended December 31, 2024. We target positive economics on each transaction, resulting in a business model that is designed to drive both high growth and profitability. Our low CAC and credit losses have powered our attractive unit economics. See the section titled “Business—Business Model—Unit Economics” for more information on our unit economics.

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We have generated superior risk-adjusted yields on our platform. Our ability to achieve low credit losses on our consumer base has enabled us to produce risk-adjusted yield enhancement compared to publicly traded auto finance platforms with similar portfolio performance.

Note: Represents Lendbuzz and publicly traded auto finance platforms as of FY 2024 (publicly traded auto finance platforms data based off public filings).

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Recurring Revenue

Our dealership network has served as a recurring source of business and a key driver of growth. Dealerships often have a ramp period as they learn how to utilize our custom portal and grow accustomed to our process.

Generally, it has taken between three and nine months for a dealership to reach consistent origination volume, with net dollar retention rates in excess of 100%. As of December 31, 2024, we have experienced 100%+ net dollar retention rates for 15 consecutive quarters. For more information about our net dollar retention rates and origination volume by dealerships, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Increasing Sales Penetration with Existing Dealerships.”

Margin Expansion

While we are currently profitable and maintain attractive unit economics, we believe our business has considerable margin expansion opportunities from the amortization of older lower margin loans and by achieving further scale. During 2022 and 2023, as interest rates were rising, we were not increasing interest rates on our new loan originations as quickly as our cost of funds were rising, which compressed margins. After the Federal Reserve stopped increasing interest rates in 2023, we continued to increase pricing which has expanded margins. Additionally, during 2024, our cost of funds have declined, primarily due to decreasing the credit spreads we pay on our debt financing deals and loan sale arrangements, as a result of increasing our credit rating to AAA with KBRA, achieving a credit rating of AA with S&P, and adding more investors to our financing programs. As older lower margin loans amortize, we believe our excess spreads and overall margins will expand. Additionally, we believe growing our originations further will enable us to reduce the marginal costs for sales and servicing. We anticipate continuing to develop our debt investor base and increase our credit ratings will allow us to lower the risk premium that lenders, debt investors, and whole loan buyers will require to finance our platform. Additionally, we expect our overhead functions such as finance, accounting, capital markets, compliance and HR to also grow at a slower pace than our originations and revenue.

Our Financing Strategy

We focus on maintaining a diverse set of capital sources that maximize the depth and diversity of our funding model, in order to best mitigate relying on any one funding strategy. We primarily fund our investment in loans through the securitization market to obtain term financing for our originations. At the same time, we maintain significant borrowing capacity with lender partners to mitigate any disruption in the markets. We also sell a portion of our loans to whole loan buyers and other investors where we do not retain the credit risk, which provides us further funding diversification and sources of capital-light earnings.

Summary Risk Factors

Investing in our common stock involves numerous risks. Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” Among these important risks are the following:

•	We may be adversely affected by economic conditions and other factors that we cannot control.

•	We have been and may, in the future, be adversely affected by increases in interest rates.

•	We may be adversely affected by decreasing consumer demand for automobiles and/or declining values of automobiles.

•	We track certain operational metrics with internal systems and tools or manual processes and do not independently verify such metrics. Certain of these metrics are subject to inherent challenges in

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measurement, and any real or perceived inaccuracies may adversely affect our business, financial condition, results of operations, liquidity, and reputation.

•	Our quarterly results are likely to fluctuate and as a result may adversely affect the trading price of our common stock.

•

We have a limited operating history, which may make it difficult to evaluate our business and future prospects and our growth and financial performance in recent periods may not be indicative of future performance.

•

Determining our allowance for expected credit losses requires many assumptions and complex analyses, and if our estimates prove incorrect, we may incur net charge-offs in excess of our reserves, or we may be required to increase our provision for credit losses.

•	We face risks resulting from the extensive use of models and data.

•	AIRA® score may not accurately predict the likelihood of delinquencies, defaults and losses on the loans we grant.

•

We have a dealership-centric auto finance business, and a change in the key role of dealerships within the automotive industry, our ability to maintain or build relationships with them or a misconduct by one of them could have an adverse effect on our business, results of operations, financial condition, results of operations, and liquidity.

•	If our collection efforts on delinquent loans or our efforts to foreclose on vehicles or to resell them are ineffective or unsuccessful, the performance of the loans would be adversely affected.

•	Our business and financial results could suffer if used vehicle prices are low or volatile or decrease in the future.

•	The market for auto financings is extremely competitive.

•

Our business is subject to regulation in the jurisdictions in which we conduct our business and failure to comply with such regulations may have a material adverse impact on our business, financial condition, results of operations, and liquidity.

•	We are subject to various federal and state consumer protection laws.

•

Stringent and changing laws and regulations and contractual obligations relating to privacy, data protection and cybersecurity could increase our costs and result in claims or adversely affect our business, financial condition, results of operations, and liquidity.

•

The artificial intelligence, machine learning, data analytics and other similar tools that we use to collect, aggregate, and analyze data may contain errors, biases, or other inadequacies that may adversely impact our business, including by adversely affecting our ability to accurately assess credit risk.

•

The legal and regulatory environment surrounding the use of artificial intelligence, machine learning, data analytics and other similar tools is relatively new and evolving, and current and future laws and regulations with respect to such tools could result in claims against us, including claims alleging unfair lending practices, increase our costs, cause us to redesign our platform or services, or otherwise adversely affect our business.

•

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business.

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•

Our operating systems or infrastructure, as well as those of our service providers or others on whom we rely, could fail or be interrupted, which could disrupt our business and adversely affect our results of operations, financial condition, and liquidity.

•	We rely on borrowings under warehouse credit facilities, term loan facilities and, asset-backed securitizations and sales of loans to investors to fund certain aspects of our operation.

•

Our securitizations may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing.

Corporate Information

We were incorporated in the State of Delaware on September 9, 2015. Our principal executive offices are located at 100 Summer St., Boston, Massachusetts, 02110 and our telephone number is (857) 999-0250. Our website address is www.lendbuzz.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

The Lendbuzz name, our logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Lendbuzz. Other trade names, trademarks and service marks used in this prospectus are the property of their respective holders.

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THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares of common stock from us	shares

Option to purchase additional shares of common stock from the selling stockholders	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). Each increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions, by approximately $ million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to repay a portion or all of any outstanding amounts under our line of credit or acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

We will not receive any proceeds from the sale of common stock by the selling shareholders. See the section titled “Use of Proceeds.”

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Risk Factors	You should carefully read the section titled “Risk Factors” beginning on page 29 and the other information included elsewhere in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq stock symbol	LBZZ

Unless we specifically state otherwise or the context otherwise requires, the number of shares of common stock to be outstanding after this offering is based on   shares of common stock outstanding as of December 31, 2024, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2024, with a weighted-average exercise price of $ per share

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2024;

•	shares of our common stock issuable upon the vesting of Restricted Stock Units (“RSUs”) granted under our 2019 Equity Incentive Plan as of December 31, 2024

•	shares of our common stock issuable upon the vesting of RSUs granted under our 2019 Equity Incentive Plan after December 31, 2024

•

  shares of our common stock reserved for future issuance under our 2025 Omnibus Incentive Plan as well as any future increases in the number of shares of our common stock reserved for future issuance under our 2025 Omnibus Incentive Plan; and

•

  shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan as well as any future increases in the number of shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan.

In addition, unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes or gives effect to:

•	a ten-for-one stock split for all classes of stock, effected August 12, 2024, including retroactive adjustments to all share and per share information disclosed for periods prior to August 12, 2024;

•

the automatic conversion of all shares of our outstanding voting and non-voting convertible preferred stock into     shares of our voting and non-voting common stock immediately prior to the completion of this offering (which includes shares of voting convertible preferred stock underlying the warrant outstanding as of December 31, 2024, with an exercise price of $    per share);

•	the reclassification of all shares of our voting and non-voting common stock into shares of common stock on a one-for-one basis immediately prior to the completion of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, which will occur immediately prior to the completion of this offering and will reflect the reclassification described above; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The summary consolidated statement of operations data for the fiscal years ended December 31, 2022, 2023 and 2024 and the summary consolidated balance sheet data as of December 31, 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year Ended December 31,
	2022	2023	2024
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data and Comprehensive Income
Revenue
Interest and fee income, net	$78,857	$142,224	$226,269
Ancillary product revenue, net	14,301	15,590	17,531
Gain on sale of loans, net	7,419	14,363	31,302
Servicing income, net	683	3,176	6,422

Total revenue, net	$101,260	$175,353	$281,524

Operating expenses
Provision for expected credit losses	16,512	30,358	51,505
Funding costs	23,871	59,029	93,780
Processing and servicing	10,015	17,826	35,346
Product development, technology and data science	6,240	10,950	15,624
Selling and marketing costs	10,331	17,156	21,428
General, administrative, and other	15,362	22,719	29,966

Total operating expenses	$82,331	$158,038	$247,649

Net income before tax	$18,929	$17,315	$33,875
Provision for (benefit from) income taxes	3,883	6,157	11,064

Net income	$15,046	$11,158	$22,811

Net income per share attributable to common stockholders
Basic	$0.28	$0.20	$0.39

Diluted	$0.27	$0.19	$0.37

Weighted average common shares and participating preferred shares outstanding, and participating warrants
Basic	53,220,620	56,788,900	58,610,479

Diluted	55,904,480	59,643,210	61,955,101

	As of December 31, 2024
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$39,350
Total assets	1,671,823
Total liabilities	1,439,462
Total stockholders’ equity	232,361

(1)

Pro forma amounts give effect to (1) the issuance of    shares of our voting and non-voting common stock upon the automatic conversion of all shares of our outstanding voting and non-voting convertible preferred stock (which includes

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shares of voting convertible preferred stock underlying the warrant outstanding as of December 31, 2024, with an exercise price of $ per share) and (2) the reclassification of all shares of our voting and non-voting common stock into shares of common stock on a one-for-one basis immediately prior to the completion of this offering.

(2)

The pro forma as adjusted amounts give effect to the pro forma adjustments set forth in footnote (1) above and the issuance and sale of  shares of common stock by us in the offering at an assumed initial public offering price of $  per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” Each $1.00 increase (decrease) in the assumed initial public offering price of $  per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, total assets and total stockholders’ equity by approximately $  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares of common stock offered by us at the assumed initial public offering price of $  per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amounts of each of our cash and cash equivalents, total assets and total stockholders’ equity by approximately $  million, after deducting the estimated underwriting discounts and commissions. See the sections titled “Use of Proceeds” and “Capitalization.”

Key Operating Metrics

We collect and analyze operating and financial data of our business to measure and evaluate our operating performance, identify trends affecting our business, formulate financial projections and business plans, better assess our liquidity needs, and make strategic decisions. The following table presents certain key operating metrics:

	At or For the Year Ended December 31,
($ in thousands)	2022	2023	2024
Active Dealerships(1)	814	1,366	1,788
Aggregate Originations(2)	$733,064	$1,112,911	$1,536,134
Number of Loans Originated(3)	25,562	40,062	56,026
31+ Day Delinquency Rate(4)	2.24%	3.22%	4.13%
Annualized Net Charge-off Rate(5)	1.40%	1.59%	2.54%

(1)	We calculate Active Dealerships on a quarterly basis.
(2)	We calculate Aggregate Originations on an annual and interim period basis.
(3)	We calculate Number of Loans Originated on an annual and interim period basis.
(4)	We calculate 31+ Day Delinquency Rate on an annual and interim period basis.
(5)	We calculate Annualized Net Charge-off Rate on an annual and interim period basis.

Active Dealerships

We define Active Dealerships as dealerships through which we have originated at least one loan to finance a borrower’s auto purchase during a given quarter. Our December 31 figures represent our Active Dealerships for the fourth quarter of the applicable year. We monitor this number as dealerships serve as our primary customer acquisition channel. We view dealerships as a recurring source of business and key driver of growth. Dealerships may transition between active and inactive over time. We generally interact with substantially more dealerships than those which are defined as active in any fiscal period, since not all dealerships that we are interacting with have originated loans during such period, and therefore were not defined as an Active Dealership for such period.

The number of Active Dealerships increased 68% from 814 in the quarter ended December 31, 2022, to 1,366 in the quarter ended December 31, 2023. The number of Active Dealerships increased 31% from 1,366 in the quarter ended December 31, 2023, to 1,788 in the quarter ended December 31, 2024. These increases were driven by an increase in our sales force, furthering penetration in existing geographies and the expansion of our geographic target area.

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Active Dealerships
267
308
474
814
1,366
1,788
4Q 2019
4Q 2020
4Q 2021
4Q 2022
4Q 2023
4Q 2024

Aggregate Originations

We define Aggregate Originations as the total principal balance of loans we originated during the relevant period. We measure Aggregate Originations to assess the overall scale of our platform. Aggregate Originations increased 52% to $1.1 billion for the year ended December 31, 2023, compared to the year ended December 31, 2022. Aggregate Originations increased 38% to $1.5 billion for the year ended December 31, 2024, compared to the year ended December 31, 2023. These increases were driven primarily by the growth in Active Dealerships.

Aggregate Originations
($USD millions)
$733.1
$1,112.9
$1,536.1
2022
2023
2024

We assign dealerships to dealership vintages based on when they originated their first loan with Lendbuzz. The chart below displays originations by each respective dealership vintage. While there has been volatility due

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to the impacts of the COVID-19 lockdowns, in general, once a dealership vintage has ramped to consistent origination volume, which has taken between three and nine months, we have experienced a 100%+ net dollar retention rate, as each vintage has continued to produce about the same amount of loan originations, or more, as it did in prior years. As of December 31, 2024, we have experienced 100%+ net dollar retention rates for 15 consecutive quarters. Our 100%+ net dollar retention rate has accelerated our growth, as our sales representatives can focus on expanding the dealership network each year, instead of replacing the existing base. As of December 31, 2024, the 2024 vintage is our largest vintage in its initial year, primarily driven by the increase in our sales force. For more information about our net dollar retention rates and origination volume by dealerships, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Increasing Sales Penetration with Existing Dealerships.”

Originations by Dealership Vintage chart is not inclusive of all originations. The chart excludes loans originated without a dealership partner. Additionally, dealerships from the 2016 and 2017 vintages have been excluded due to inconsistent data collection.

Number of Loans Originated

We measure the Number of Loans Originated to help inform us of our penetration into the market. The Number of Loans Originated increased 57% to 40,062 for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The Number of Loans Originated increased 40% to 56,026 for the year ended December 31, 2024, as compared to the year ended December 31, 2023. These increases were driven by growth in Active Dealerships. Asset values have declined from their peak in January 2022, resulting in a lower average loan amount in 2023, relative to 2022, and slightly lower Aggregate Originations growth than Number of Loans Originated in 2023, relative to 2022. During 2024, asset values remained similar to their levels at the end of 2023, resulting in similar average loan amounts to the prior year.

31+ Day Delinquency Rate

We consider our consumer auto loans to be delinquent once they are 31 or more days past due in line with standard auto lending industry practice. We calculate 31+ Day Delinquency Rate as the total amount of principal

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balance on loans held on the balance sheet that are 31 days or more past due, divided by the outstanding principal balance for loans held on the balance sheet as of the date of measurement. We measure 31+ Day Delinquency Rate to help us monitor early delinquency and default trends in our credit performance. The 31+ Day Delinquency Rate increased 98 basis points to 3.22% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The 31+ Day Delinquency Rate increased 91 basis points to 4.13% for the year ended December 31, 2024, as compared to the year ended December 31, 2023. These increases have been in response to macroeconomic conditions, including the significant increase in interest rates during 2022 and 2023, and the industry-wide increase in consumer auto delinquencies following the end of COVID-19 lockdowns and the ending of government stimulus, which had previously provided consumers with additional funds and resulted in increased consumer spending, and the impact on consumers of accelerated inflation. For more information on current trends in delinquency rates and its impact among our AIRA® score bands, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—31+ Day Delinquency Rate.”

Annualized Net Charge-off Rate

We define Annualized Net Charge-off Rate as the total amount of principal balance charged-off for loans held on balance sheet during the period, less any recoveries collected on all prior charged-off loans held on balance sheet during the same period, divided by the average outstanding principal balance during the period for loans held on balance sheet, annualized. Consistent with our charge-off policy, we charge-off loans when they reach 120 days past due. We measure Annualized Net Charge-off Rate to help us monitor credit losses in our portfolio. Our Annualized Net Charge-off Rate increased 19 basis points to 1.59% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Our Annualized Net Charge-off Rate increased 95 basis points to 2.54% for the year ended December 31, 2024, as compared to the year ended December 31, 2023. These increases were primarily driven by the same macroeconomic trends driving the increase in 31+ Day Delinquency Rate. Despite these increases, our AIRA® score has allowed us to generally outperform traditional lenders with respect to our target population. See the section titled “Business—The Lendbuzz Solution—Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance” for more information on how our portfolio has performed similarly to the prime index despite serving a segment of the market that is traditionally considered non prime.

Non-GAAP Financial Metrics

In addition to Total revenue, net, net income (loss), and other information presented in accordance with generally accepted accounting principles, or GAAP, results, the following table sets forth non-GAAP financial measures management utilizes to evaluate our business:

	At or For the Year Ended December 31,
($ in thousands)	2022	2023	2024
Adjusted EBITDA(1)	$19,495	$25,455	$44,365
Adjusted EBITDA-FVO(2)	$32,742	$63,151	$114,611
Adjusted Net Income(3)	$14,231	$16,102	$28,099
Adjusted Revenue-FVO(4)	$105,600	$201,154	$338,598

(1)

We define Adjusted EBITDA, a non-GAAP measure, as GAAP net income, adjusted to exclude (1) depreciation and amortization, (2) stock-based compensation expense, (3) tax provision (benefit) for income taxes and (4) a one-time $2.1 million revenue benefit in 2022 from an M&A transaction (consisting of $6.2 million of loans acquired at a discounted purchase price of $3.9 million, where any collections in excess of the purchase price were accounted for as Interest and Fee Income, net).

(2)

We define Adjusted EBITDA-FVO, a non-GAAP measure, as Adjusted EBITDA, further adjusted to reflect the impact that the adoption of the fair value option, or FVO, on our consumer auto loan receivables would have.

(3)	We define Adjusted Net Income (loss), a non-GAAP measure, as net income (loss) adjusted to exclude stock-based compensation expense and a one-time tax adjusted revenue benefit from an M&A transaction.

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(4)

We define Adjusted Revenue-FVO, a non-GAAP measure, as Total revenue, net, adjusted to reflect the impact that the adoption of the fair value option, or FVO, on our consumer auto loan receivables would have.

Adjusted EBITDA

Adjusted EBITDA, a non-GAAP measure, is a measure used by management to evaluate our operating performance. Management believes Adjusted EBITDA provides a useful measure for period-over-period comparisons of our business, as it removes the effects of certain non-cash items and a one-time M&A benefit that are not indicative of our core operating performance or results of operations. It is also a measure that management relies upon to evaluate cash flows generated from operations, and therefore the extent of additional capital, if any, available to invest in strategic initiatives.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of GAAP financial measures, such as net income. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and is not a universally consistent calculation among companies in our industry, which limits the usefulness of the metric as a comparative measure.

Adjusted EBITDA
($USD millions)
$19.5
$25.5
$44.4
2022
2023
2024

Adjusted EBITDA increased 31% to $25.5 million in the year ended December 31, 2023, as compared to the year ended December 31, 2022. Adjusted EBITDA increased 74% to $44.4 million in the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Adjusted EBITDA-FVO

Adjusted EBITDA-FVO, a non-GAAP measure, is a measure used by management to evaluate our operating performance with comparable companies but have elected the fair value option, or FVO, when accounting for loan receivables. Since we have not elected FVO, as permitted under US GAAP, our loans receivables are carried at amortized cost, which is reduced by a valuation allowance for current expected credit losses, or CECL, estimated as of the balance sheet date. Under FVO, loan origination fees and costs are recognized in earnings as incurred, as opposed to being deferred and amortized over the life of the loan. Additionally, the initial fair value measurement and any subsequent changes in fair value are recorded into earnings in the period in which the change occurs. Management believes Adjusted EBITDA-FVO provides a useful measure for period-over-period comparisons of our business, as it removes the effect of certain non-cash items and a one-time M&A benefit that

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are not indicative of our core operating performance or results of operations and incorporates the impact of adopting FVO. By using this metric, we can more closely evaluate our earnings when compared to companies with similar business models who have elected FVO.

Adjusted EBITDA-FVO has limitations as an analytical tool and should not be considered in isolation from, or a substitute for, the analysis of other GAAP financial measures, such as net income. Some of the limitations of Adjusted EBITDA-FVO include that it does not reflect the impact of working capital requirements or capital expenditures and is not a universally consistent calculation among companies in our industry, which limits the usefulness of the metric as a comparative measure.

Adjusted EBITDA-FVO
($USD millions)
$32.7
$63.2
$114.6
2022
2023
2024

Adjusted EBITDA-FVO increased 93% to $63.2 million in the year ended December 31, 2023, as compared to the year ended December 31, 2022. Adjusted EBITDA-FVO increased 82% to $114.6 million in the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Adjusted Net Income

We believe Adjusted Net Income, a non-GAAP measure, provides a useful measure for period-over-period comparisons of our business, as it removes the effect of stock-based compensation, a non-cash item that does not impact equity and a one-time benefit of an M&A transaction. Management utilizes this measure to evaluate the changes in equity the business generates.

Adjusted Net Income has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of GAAP financial measures, such as net income (loss). The primary limitation of Adjusted Net Income is its lack of comparability to other companies that do not utilize the measure or that use a similar measure that is defined in a different manner.

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Net income & Adjusted Net Income
($USD millions)
$15.0
$14.2
$11.2
$16.1
$22.8
$28.1
2022
2023
2024
Net Income
Adjusted Net Income

Adjusted Net Income increased 13% to $16.1 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Adjusted Net Income increased 75% to $28.1 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Adjusted Revenue-FVO

Adjusted Revenue-FVO, a non-GAAP measure, is a measure used by management to evaluate our revenue against the revenue of other comparable companies, but who have elected FVO when accounting for loan receivables. Since we have not elected FVO, as permitted under US GAAP, our loans receivables are carried at amortized cost, which is reduced by CECL as of the balance sheet date. Under FVO, loan origination fees and costs are recognized in earnings as incurred, as opposed to being deferred and amortized over the life of the loan. Additionally, the initial fair value measurement and any subsequent changes in fair value are recorded into earnings in the period in which the change occurs. By using this metric, we can more closely evaluate our revenue when compared to companies with similar business models who have elected FVO.

Adjusted Revenue-FVO has limitations as an analytical tool and should not be considered in isolation from, or a substitute for, the analysis of other GAAP financial measures, such as Total revenue, net. Some of the limitations of Adjusted Revenue-FVO include that it is not a universally consistent calculation among companies in our industry, which limits the usefulness of the metric as a comparative measure.

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Adjusted Revenue-FVO increased 90% to $201.2 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Adjusted Revenue-FVO increased 68% to $338.6 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net income, Adjusted EBITDA-FVO to net income, Adjusted Net Income to net income and Adjusted Revenue-FVO to Total revenue, net.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business, financial condition and results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

We may be adversely affected by economic conditions and other factors that we cannot control.

Recently, the United States has experienced a period of economic slowdown that has adversely affected our business, results of operations and financial condition. High unemployment, inflation rates, increasing interest rates, volatile stock market values, consumer perceptions of the economy and other factors can impact consumer confidence and disposable income. In particular, high inflation in 2022 and 2023 significantly increased asset values in recent years, which, coupled with higher interest rates, have led to higher monthly payments on auto loans. These conditions have in the past increased delinquencies and net charge-offs on our auto loans, slowed down prepayments on loans and weakened collateral values on certain types of automobiles and may have similar effects in any future periods of economic slowdown or recession. Auto finance companies, including us, have recently experienced an increase in delinquencies and net charge-offs with respect to auto loans due to a significant increase in interest rates during 2022 and 2023, and the industry-wide normalization of consumer credit following the end of COVID-19 lockdowns and the ending of government stimulus, which had previously provided consumers with additional funds and resulted in increased consumer spending, and the impact on consumers of accelerated inflation, which may continue to increase. For example, as of December 31, 2024, consumer auto delinquencies and net charge-offs, industry wide, are among the highest they have been in the past decade or more, and 31+ day delinquencies have increased relatively steadily since the beginning of 2023, particularly in the subprime sector. We have also seen delinquencies and net charge-offs increase in all AIRA® score bands, with more significant increases in customers in the lower AIRA® score bands. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Aggregate Originations—Aggregate Originations by AIRA® Score Band” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—31+ Day Delinquency Rate.” Borrowers may also not view the loans originated through our platform as having the same significance as other credit obligations arising under more traditional circumstances. A borrower’s ability to repay their loans can be negatively impacted by increases in their payment obligations to other lenders under mortgage, credit card, and other loans resulting from increases in base lending rates or structured increases in payment obligations as well as due to declines in household incomes or savings as a result of unemployment, inflation or other factors. If a significant number of borrowers neglect their payment obligations on a loan originated through our platform or choose to not repay loans entirely, it will have an adverse effect on our business, financial condition, results of operations, and liquidity.

Changing market conditions, the availability of credit, the relative economic vitality of the area in which borrowers and their assets are located, changes in tax laws, other opportunities for investment available to our consumers, homeowner mobility, increase in interest rates and other factors discussed above, may affect the rates at which our borrowers prepay their loans. Generally, in situations where prepayment rates have slowed, the weighted-average life of our loans receivable has increased. While total cash collection in the event of slower prepayments may be higher than anticipated over the life of the loan, current period operating results could be adversely impacted. Further, longer term loans may experience a greater frequency of delinquencies and defaults given the slower amortization rate of the related principal balance, which may have the effect of further

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increasing the difference between the outstanding loan balance and the value of the related financed vehicle and increasing our expectations of credit losses.

We have been and may, in the future, be adversely affected by increases in interest rates.

Our loans receivable are fixed-rate and generally decline in value if interest rates increase. As such, if changing market conditions cause interest rates to increase substantially, the value of our loans receivable could decline. Some jurisdictions limit the maximum interest rate that we may charge on a certain population of our loans so we have limited ability to increase the interest rate on our loans made in those jurisdictions. Our yield, as well as our cash flows from operations and results of operations, could be materially and adversely affected if we are unable to increase the interest rates charged on new loans to offset any increases in our funding costs. Accordingly, any increase in interest rates could negatively affect our business, financial condition, results of operations, and liquidity. For example, net income as a percentage of total revenues decreased from 15% for the year ended December 31, 2022 to 6% for the year ended December 31, 2023.

Further, there can be no assurance that our forecasts of economic conditions, our assessments and monitoring of credit risk, and our efforts to mitigate credit risk through risk-based pricing, appropriate underwriting and investment policies, loss-mitigation strategies, and diversification are, or will be, sufficient to prevent an adverse impact to our business, financial condition and results of operations. In addition, given our CECL methodology considers forecasts, if weak or deteriorating economic conditions are forecasted, our expectations for credit losses may change, which may negatively affect our financial results.

We may be adversely affected by decreasing consumer demand for automobiles and/or declining values of automobiles.

Periods of economic slowdown or recession may be accompanied by decreased consumer demand for automobiles, which could result in fewer automobile sales and fewer loans. The volume of automobile sales is also impacted by several other economic and market conditions such as supply chain issues, interest rates, consumer preferences, United Auto Workers strikes and fuel costs. For example, automotive manufacturers have experienced shortages in their supply of semiconductor chips and other supply chain delays since the onset of the COVID-19 pandemic in 2020, which have materially constrained the production and sale of new vehicles. Additionally, a meaningful rise in inflation during 2021 and through 2022 prompted the Federal Reserve Board to sharply increase the federal funds rate during 2022 and 2023. The current level and trajectory of borrowing costs could adversely affect demand for new and used vehicles in the near term. Declines in new or used automobile sales may have an adverse effect on our business, financial condition, results of operations, and liquidity.

Periods of economic slowdown or recession (and other factors) may also result in declining values of automobiles securing outstanding loans, which could weaken collateral coverage, reduce recoveries and increase the amount of a loss in the event of a default of a borrower under a loan. For example, new vehicle sales decreased dramatically during the economic crisis that began in 2007 and 2008 and did not rebound significantly until 2012 and 2013. Automobile values can also be affected by increases in the inventory of used automobiles during a period of economic slowdown or recession, vehicle recalls, the discontinuation of vehicle models or brands and other factors, such as a rebound effect from decreases in inventory caused by COVID-19, may depress the prices at which repossessed automobiles may be sold and our ability to recover deficiency balances following any repossession might be negatively impacted.

There may be adverse economic or other conditions or changes in laws in the states where we have loan concentrations.

We are exposed to portfolio concentrations in some states. For loan originations in the twelve months ended December 31, 2024, borrowers with respect to approximately 36%, 12%, 10%, 9%, 8% and 6% of our loan

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originations, were located in the states of Florida, Texas, California, New York, Massachusetts and New Jersey respectively. No other state accounts for more than 5% of the aggregate of our loans originated in the twelve months ended December 31, 2024. Adverse economic conditions, such as unemployment, interest rates, inflation rates and consumer perception of the economy, or other factors, such as natural disasters, affecting any state or region could increase the delinquency or loan loss experience of the loan originated in that state or region. For example, a deterioration in economic conditions in the states where we have portfolio concentrations, including high unemployment, is likely to adversely affect the ability and willingness of borrowers to meet their payment obligations under the loans which is likely to adversely affect the delinquency, default, loss and repossession that we experience with respect to the loans originated in such states. Additionally, there have been predictions that climate change may lead to an increase in the frequency of natural disasters and extreme weather conditions, with certain states bearing a greater risk of the adverse effects of climate change, which could increase the risks of geographic concentration in our loans.

Further, some states have enacted, and other states may in the future enact, laws imposing limits on the interest rate that a lender may charge. When a state limits the amount of interest that we can charge, we may not be able to offset any increased interest expense caused by rising interest rates, adversely affecting our business, financial condition, results of operations, and liquidity and our ability to service loans. To date, there has been no material impact on our business as the result of these rate limitations as the states where such rate changes have occurred have not been states where we have the higher loan concentrations. In addition, some states have also enacted, and other states may in the future enact, changes in laws related to general asset protection, or GAP, waivers, which is one of the ancillary products sold by us to borrowers. A GAP waiver is an insurance product that provides protection to the consumer by paying the difference between the loan balance and the amount covered by the consumer’s primary insurance policy, in the event of a total loss of the vehicle due to severe damage or theft. One such change in the laws related to GAP waivers requires us to provide refunds of the unearned, prepaid GAP waiver charges when the loan agreement terminates early (for example, when the borrower prepays their loan). This change, that was also enacted in the geographies where we operate, including in states where we have the higher loan concentrations, has had a material impact on our business as we began pro rata refunds to consumers who prepaid their loans. As a result, the revenue per consumer, who purchased a GAP waiver declined year-over-year. For more information on how GAP waiver refunds have affected our revenue, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended December 31, 2022, 2023 and 2024—Interest and Fee Income, Net” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended December 31, 2022, 2023 and 2024—Ancillary Product Revenue, Net.” As shown in these sections, while interest and fee income, net grew by 59% year-over-year from 2023 to 2024, ancillary product revenue, net grew by only 12% for the same period. If the amount of GAP waiver refunds we are required to pay increases due to increased prepayments by borrowers in these geographies or as a result of any additional state and federal regulation on GAP waivers, there may be a material and adverse effect on our business, financial condition, results of operation, and liquidity.

Further, many auto finance companies have recently made adjustments to their policies and practices related to involuntary repossession activity. Although we were not impacted, there can be no assurance that repossession activity will not be restricted, as the result of changes in applicable laws and guidance or for other reasons. Any delay in repossession activity may extend the timing of expected cashflow from the loans and adversely affect our financial results. For example, initial restrictions imposed by state and local governments in response to COVID-19 resulted in the cessation of most, if not all, physical auctions of used vehicles and significantly reduced the volume and prices in the auction market for used vehicles in the United States. There can be no assurance that a resurgence of COVID-19 or another public health issue will not result in the imposition of additional or reinstated restrictions in the future. Any such restrictions could adversely affect our ability to liquidate repossessed vehicles and the price to be received from the liquidation of such vehicles, which could adversely affect the timing and amount of proceeds of any defaulted auto loan contract.

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We track certain operational metrics with internal systems and tools or manual processes and do not independently verify such metrics. Certain of these metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies may adversely affect our business, financial condition, results of operations, liquidity, and reputation.

We track certain operational metrics, including Active Dealerships, Aggregate Originations, Number of Loans Originated, 31+ Day Delinquency Rate and Annualized Net Charge-off Rate with internal data, systems and tools or manual processes and these metrics are not independently verified by a third-party. The methodologies used to measure certain of these metrics require significant judgment, are susceptible to errors, and may differ from estimates or metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal data, systems, tools and processes have a number of limitations, and our data collection methodologies may have errors or could change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal data, systems and tools or processes we use to track these metrics under count or over count performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics, there are inherent challenges in measuring this data. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate, or if investors do not perceive them to be accurate, investors may lose confidence in our operating metrics and business and we could be subject to legal claims, and our business, financial condition, results of operations, liquidity, and reputation could be adversely affected.

Our quarterly results are likely to fluctuate and as a result may adversely affect the trading price of our common stock.

Our quarterly results of operations, including the levels of our revenue, net income and other key metrics, are likely to vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results for any one quarter are not necessarily an accurate indication of future performance. Our quarterly financial results may fluctuate due to a variety of factors, many of which are outside of our control. Factors that may cause fluctuations in our quarterly financial results include:

•	the effectiveness and predictiveness of AIRA®, or changes thereto, including as a result of macroeconomic or other factors, which negatively impact transaction volume, such as lower approval rates;

•	the performance of our loan portfolio;

•	our ability to attract new dealerships;

•	our ability to maintain relationships with existing dealerships;

•	our ability to maintain or increase loan volume;

•	headwinds from dealership turnover initiated by us due to poor dealership business practices;

•	general economic conditions, including economic slowdowns, recessions and tightening of credit markets;

•	the timing and success of new products and services;

•	the effectiveness of our sales and marketing efforts;

•

the amount and timing of operating expenses related to maintaining and expanding our business, operations and infrastructure, including acquiring new and maintaining existing dealerships and attracting borrowers to our platform;

•	our cost of borrowing money or availability of liquidity;

•	the number and extent of prepayments of loans originated on our platform;

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•	changes in the fair value of assets and liabilities on our balance sheet;

•	network outages, operating system or infrastructure failures or incidents relating to privacy, data protection or cybersecurity;

•	our involvement in litigation or regulatory enforcement efforts (or the threat thereof) or those that impact our industry generally;

•	changes in laws and regulations that impact our business; and

•	changes in the competitive dynamics of our industry, including consolidation among competitors or the development of competitive products by larger well-funded incumbents.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. The variability and unpredictability of our operating results could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, then the trading price of our common stock could fall substantially, and we could be subject to litigation, including securities class action suits, which, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We have a limited operating history, which may make it difficult to evaluate our business and future prospects and our growth and financial performance in recent periods may not be indicative of future performance.

We were incorporated in 2015 and have had limited operations to date. As a result, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section. We have grown rapidly over the last several years, and our recent loan origination growth rate, revenue growth rate and financial performance may not be indicative of our future performance. In 2022, 2023 and 2024, we originated $733.1 million, $1.1 billion and $1.5 billion in auto loans, representing a year-over-year growth of 52% between 2022 and 2023 and 38% between 2023 and 2024. In 2022, 2023 and 2024, our Total revenue, net was $101.3 million, $175.4 million and $281.5 million, respectively, representing a 73% growth rate from 2022 to 2023 and a 61% growth rate from 2023 to 2024. There is no assurance that we can sustain the growth that we have experienced to date and you should not rely on our financial performance for any previous quarterly or annual period as any indication of our revenue or revenue growth in future periods.

As we grow our business, our loan origination rates and revenue growth rates may slow, or our loan originations and revenue may decline, in future periods for a number of reasons, which may include slowing demand for our platform offerings and services, decreasing interest rates, decreasing investor appetite for our loans, increasing competition, a decrease in the growth of our overall credit market, increasing regulatory costs and our failure to capitalize on growth opportunities. We believe our growth over the last several years has been driven in part by our ability to rapidly grow the number of Active Dealerships in existing and new geographies. We may not be able to maintain the same growth of Active Dealerships. As a result, our revenue growth rates and loan origination rates may slow, and our financial performance may be adversely affected.

In addition, our rapid growth has placed, and may continue to place, significant demands on our management, processes and operational, technological and financial resources. Our ability to manage our growth effectively and to integrate new employees and technologies into our existing business will require us to continue to retain, attract, train, motivate and manage employees and expand our operational, technological and financial infrastructure. Continued growth could strain our ability to develop and improve our operational, technological, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain

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highly skilled personnel and maintain user satisfaction. Any of the foregoing factors could negatively affect our business, financial condition, results of operations, and liquidity.

Determining our allowance for expected credit losses requires many assumptions and complex analyses, and if our estimates prove incorrect, we may incur net charge-offs in excess of our reserves, or we may be required to increase our provision for credit losses.

We maintain an allowance for expected credit losses, which is a critical accounting estimate and requires us to use significant estimates and assumptions to determine the appropriate level of allowance. This estimate is highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of our valuation methodologies. We measure credit losses under CECL for financial assets measured at amortized cost, which includes the vast majority of our loans receivable and loan portfolio. Under CECL, the allowance is established to reserve for management’s best estimate of expected lifetime losses inherent in our loans receivable and loan portfolio. The impact of measuring our allowance for expected credit losses on our results will depend on the characteristics of our financial instruments, economic conditions, and our economic and loss forecasts. Management has processes in place to monitor these judgments and assumptions, but these processes may not ensure that our judgments and assumptions are correct. The method for calculating the best estimate of expected credit losses takes into account our historical experience, adjusted for current conditions, and our judgment concerning the probable effects of relevant observable data, trends, and market factors. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible that we will experience credit losses that are different from our current estimates. If our estimates and assumptions prove incorrect and our allowance for credit losses is insufficient, we may incur net charge-offs in excess of our reserves, or we could be required to increase our provision for credit losses, either of which would adversely affect our business, financial condition, results of operations, and liquidity.

Further, the loss and delinquency levels of the loans owned by us may not correspond to the historical levels we have experienced on our portfolio. There is a risk that losses and delinquencies could increase or decline significantly for various reasons, including changes in the local, regional or national economies and other unexpected events. As such, there can be no assurance that our estimates of expected credit losses will reflect actual experience with respect to our loans receivable portfolio.

We face risks resulting from the extensive use of models and data.

We rely on quantitative models and our ability to manage and aggregate data in an accurate and timely manner for a variety of purposes. In particular, we use quantitative models to determine the pricing of various products, grade loans and extend credit, measure interest rate and other market risks, predict expected credit losses, estimate the value of financial instruments and balance sheet items, and other operational functions. As such, we depend on the accuracy and effectiveness of these models and our policies, processes and practices governing how models and data, as applicable, are acquired, validated, stored, protected, processed, used and analyzed. Any issues with the quality or effectiveness of our data aggregation and validation procedures, as well as the quality and integrity of data inputs, formulas or algorithms, could result in inaccurate forecasts, suboptimal pricing or ineffective risk management practices.

We obtain large volumes of data from various third-party sources, including loan applicants, loan applicants’ financial institutions, credit bureaus, auto auction platforms, auto dealerships and industry organizations. If we are unable to receive, access or use this third-party data for any reason, our access to such data is limited or restricted, or such data is compromised, inaccurate, or biased in any way, our ability to accurately evaluate applicants, detect fraud and verify applicant data would be harmed or compromised. Any of the foregoing could negatively impact the accuracy of our pricing decisions, the degree of efficiency in our loan application process and the volume of loans originated on our platform. For additional risks related to our reliance on third-party vendors, see “—Certain of our operations rely on external vendors.”

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In addition, quantitative models based on historical data sets might not be accurate predictors of future outcomes, and their ability to appropriately predict future outcomes may degrade over time. While we continuously update our policies, processes and practices, many of our data management, modeling, aggregation and implementation processes are manual and may be subject to human error, data limitations, process delays or system failure. Moreover, during periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, or periods in which consumer behavior changes unexpectedly, our models may not function as intended. If our models do not function as intended, we could suffer unexpected losses, which could materially adversely affect our business, financial condition, results of operations, and liquidity.

We have a dealership-centric auto finance business, and a change in the key role of dealerships within the automotive industry could have an adverse effect on our business, financial condition, results of operations, and liquidity.

We acquire most of our consumers through the U.S. auto dealership market, and as a result, our auto finance business depends on the continuation of the key role of dealerships within the automotive industry. In particular, dealerships play a key role in arranging purchasers’ financing.

A number of trends are affecting the automotive industry and the role of dealerships within it. These include challenges to the dealership’s role as a retailer, shifting financial and other pressures exerted by manufacturers on dealerships, the rise of vehicle sharing and ride hailing, the development of autonomous and alternative-energy vehicles, the impact of demographic shifts on attitudes and behaviors toward vehicle ownership and use, changing consumer and regulatory expectations around the vehicle buying experience, adjustments in the geographic distribution of new and used vehicle sales, advancements in communications technology and supply chain challenges. Further, consumers are increasingly presented with opportunities to obtain financing directly from lenders instead of indirectly through the dealership. While it is not currently clear how and how quickly these trends may develop, any one or more of them could adversely affect the key role of dealerships and their business models, profitability, and viability. If there were a consumer shift away from dealership-arranged financing for any of the foregoing reasons, our loan origination volume from dealerships could decline and we may need to adjust our business model as a result. If we are not able to successfully adjust our business model, it could adversely affect our business, financial condition, results of operations, and liquidity.

Our ability to maintain or build relationships with dealerships or underperformance or misconduct by a dealership we partner with could have an adverse effect on our business, financial condition, results of operations, and liquidity.

We rely on our relationships with auto dealerships to acquire consumers. If we are not able to maintain existing relationships with significant automotive dealerships or if we are not able to develop new relationships for any reason, including if we are not able to provide services on a timely basis, offer products and services that meet the needs of the dealerships, compete successfully with the products and services of our competitors, hire or maintain an adequate number of skilled customer service and sales representatives needed for handling our growing number of existing dealerships or developing new relationships with dealerships, or otherwise satisfy dealerships and effectively counter the influence that captive auto finance companies have in the marketplace or the exclusivity privileges that some competitors have with automotive manufacturers, our loan origination volume, credit performance and the number of dealerships with whom we have retail funding relationships, could decline in the future. If this were to occur, our business, results of operations, financial condition, and liquidity could be adversely affected.

Dealerships are also a form of systemic risk to our business, including credit risk, fraud risk, reputational risk, litigation risk and compliance risk. Although we have processes and controls in place to monitor dealership performance, poor dealership business practices may result in decreased consumer satisfaction or we may need to terminate a dealership relationship, which may decrease our loan origination volumes, or may also result in fraud, reputational, legal or compliance risk to the business. For example, if a dealership were to engage—or be accused of

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engaging—in illegal or suspicious activities including fraud or discrimination, we could be subject to regulatory investigations or litigation and suffer serious harm to our reputation, financial condition, consumer relationships, and ability to attract future consumers. In addition, if an automotive dealership that we have a relationship with is engaged in misconduct that involves our platform, that misconduct may have adverse effect on our business, financial condition, results of operations, and liquidity.

Negative publicity about us or our industry could adversely affect our business, results of operations, financial condition, and liquidity.

Negative publicity about us or our industry, including the transparency, fairness, responsible lending on our platform, user experience, quality and reliability of our platform or point-of-sale lending platforms in general, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our privacy and security practices, litigation, regulatory activity, funding sources, service providers, dealerships or others in our industry, the experience of consumers and investors with our platform or services or point-of-sale lending platforms in general, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our reputation and cause disruptions to our platform. Any such reputational harm could further affect the behavior of dealerships and consumers, including their willingness to use our platform or to obtain loans originated through our platform or to make payments on their loans, which could adversely affect our business, results of operations, financial condition, and liquidity.

If our collection efforts on delinquent loans or our efforts to foreclose on vehicles or to resell them are ineffective or unsuccessful, the performance of the loans would be adversely affected.

Our ability to collect on loans is dependent on the borrower’s continuing financial stability, and consequently, collections can be adversely affected by a number of factors, including job loss, divorce, death, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and debtor relief laws, may limit the amount that can be recovered on the loans. For example, it is possible that a higher percentage of consumers will seek protection under bankruptcy or debtor relief laws when macroeconomic conditions are challenging due to high inflation, the possibility of recession and other factors. Federal and state laws, or other restrictions could impair, prohibit, limit or delay our ability to collect amounts owed and due on the loans originated through our platform, reduce income received from the loans originated through our platform, negatively affect our ability to repossess and sell automobiles to recover losses on defaulted loans, or negatively affect our ability to comply with our current financing arrangements or obtain financing with respect to the loans originated through our platform.

Additional factors that may affect our ability to collect the full amount due on a loan include:

•	our failure to receive or file amendments to the certificates of title for the related vehicles;

•	our failure to file financing statements to perfect our security interest in the related vehicles;

•	depreciation;

•	obsolescence; and

•	damage or loss of the related vehicle.

Furthermore, proceeds from the sale of repossessed vehicles can fluctuate significantly based upon market conditions. For example, asset values increased significantly due to supply chain disruptions caused by COVID-19 and high inflation. However, as such disruptions normalize and inflation decreases, asset values may decrease, potentially significantly. A deterioration in general economic conditions and/or decreases in asset values could result in a greater loss in the sale of repossessed vehicles than we have historically experienced.

We use some third-party service providers in connection with the repossession of vehicles and for the sale of repossessed vehicles. When using such third parties, we incur additional fees and costs, which reduce the amounts

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of collections that we receive. We also have negotiated a dealership recourse relationship with certain dealerships, under which the dealership agrees to repurchase the repossessed vehicle from us in the case a borrower defaults according to the terms of the recourse agreement and to pay a fixed reserve amount for each loan originated, which we hold in reserve against future credit losses. If such dealership goes out of business or incurs other financial difficulties, we may not be able to enforce the obligation to purchase the repossessed vehicle from us, and the reserve may not be enough to cover any shortfall stemming from us re-selling the repossessed vehicle, especially if the asset values of repossessed vehicles decrease. There is also no assurance that we will be able to keep these recourse relationship agreements with dealerships or negotiate similar agreements as we expand our dealership network.

Additionally, for those loans that we sell, whatever we are able to collect as a servicing fee in connection with the services we provide depends on the collectability of the loans originated on our platform. If there is an unexpected significant increase in the number of borrowers who fail to repay their loans or an increase in the principal amount of the loans that are not repaid, we will be unable to collect our entire servicing fee for the loans originated through our platform for which we act as servicer, and our business, results of operations, financial condition, future prospects, and liquidity could be materially and adversely affected.

Our business, financial condition, results of operations, and liquidity could suffer if used vehicle prices are low or volatile or decrease in the future.

Used vehicle prices, as measured by the Manheim Used Vehicle Value Index, have been volatile since 2020. Initially, following COVID-19 lockdowns, used vehicle prices rose significantly in response to supply issues among new vehicles. As the supply issues resolved, used vehicle prices declined significantly, normalizing closer to their historical values. Despite having declined significantly, they still remain elevated compared to their historical run rates.

General economic conditions, the supply of other vehicles to be sold, the levels of demand for vehicle ownership and use, relative market prices for new and used vehicles, perceived vehicle quality, the shift from gasoline to electric vehicles, overall vehicle prices, the vehicle disposition channel, volatility in gasoline or diesel fuel prices, levels of household income and savings, interest rates, and other factors outside of our control, such as consumer confidence levels and the strength of automotive manufacturers, dealerships and retailers, heavily influence used vehicle prices.

Governments are also intensely focused on the effects of climate change and related environmental issues. How governments act to mitigate climate and related environmental risks, as well as associated changes in the behavior and preferences of businesses and consumers, could have an adverse effect on our business, financial condition and results of operations. For example, changes in law to address climate change could lead to a decline in demand for and value of gasoline-powered vehicles, which would in turn reduce the value we are likely to achieve from repossessed vehicles and increase losses on the sale of repossessed vehicles.

Our expectation of used vehicle values is a factor in determining our pricing of new loan originations. In stressed economic and rapidly changing climate regulatory environments, residual-value risk may be even more volatile than credit risk. To the extent that used vehicle prices are significantly lower than our expectations, our profit on auto loans could be substantially less than our expectations, even more so if our estimate of loss frequency is underestimated as well. In addition, we could be adversely affected if we, or our third-party service providers, fail to efficiently process and effectively market repossessed vehicles and, as a consequence, incur higher-than-expected disposal costs or lower-than-expected proceeds from the vehicle sales.

We also have negotiated a dealership recourse relationship with certain dealerships, under which the dealership agrees to repurchase the repossessed vehicle from us in the case a borrower defaults according to the terms of the recourse agreement and to pay a fixed reserve amount for each loan originated, which we hold in reserve against future credit losses. If such dealership goes out of business or incurs other financial difficulties

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because vehicle prices are low, we may not be able to enforce the obligation to purchase the repossessed vehicle from us. In such case, the reserve may not be enough to cover any shortfall stemming from us re-selling the repossessed vehicle, especially if the asset values of repossessed vehicles decrease. Further, decreases in vehicle values may cause a borrower’s vehicle value to drop to a point where they have negative equity in their vehicle, or further increase existing negative equity. Such borrowers may be less motivated to pay back their loans, increasing the frequency of defaults and repossessions, which may adversely affect our business, financial condition, results of operations, and liquidity.

Our risk management efforts may not be effective in mitigating risk and loss.

We maintain an enterprise risk-management framework that is designed to identify, measure, assess, monitor, test, control, report, escalate, and mitigate the risks that we face. These include credit, underwriting, market, liquidity, business/strategic, reputational, operational, information-technology/cyber-security, compliance, and conduct risks. Our risk management policies, procedures, and techniques, including our scoring technology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future. If conditions or circumstances arise that expose flaws or gaps in the framework or its design or implementation, the performance and value of our business and operations could be adversely affected. For example, if our risk-management framework does not effectively monitor and identify macroeconomic conditions that require mitigating by decisions such as tightening underwriting criteria during such periods, our delinquencies and net charge-offs may increase, and could adversely affect our business, financial condition, results of operations, and liquidity. Additionally, ineffective risk management could give rise to enforcement and other supervisory actions, damage our reputation, and result in private litigation, which could adversely affect our business, financial condition, results of operations, and liquidity.

Certain of our operations rely on external vendors.

We rely on external vendors to provide certain products and services (including data) that we use in our day-to-day operations, including various third-party data providers, repossession vendors, GPS suppliers, insurance companies and collection agencies. Accordingly, we are exposed to the risk that these vendors may not perform in accordance with their agreements with us, may not be able to continue to provide services upon similar terms or may not comply with regulatory requirements. While we have planned redundancies for all our external vendors, such failures could be disruptive to our operations and have a material adverse impact on our business, financial condition, results of operations, and liquidity. These third parties are also sources of risk associated with operational errors, system interruptions or breaches, and unauthorized disclosure of confidential information. See “—Risks Related to Intellectual Property and Technology—Our operating systems or infrastructure, as well as those of our service providers or others on whom we rely, could fail or be interrupted, which could disrupt our business and adversely affect our results of operations, financial condition and prospects” and “—We face a wide array of security risks that could result in business, reputational, financial, regulatory and other harm to us.” Additionally, we are reliant on repossession vendors and collection agencies, and if they do not perform in accordance with our agreements with them, or if they act unprofessionally or otherwise harm the user experience for our borrowers, our ability to collect on defaulted loans would be adversely affected, our brand and reputation could be harmed, and our ability to attract potential borrowers to our platform could be negatively impacted. We may also become subject to regulatory scrutiny and potential litigation based on their conduct. If our vendors encounter any of these issues, we could be exposed to disruption of service, damage to our reputation and litigation, all of which could adversely affect our business, financial condition, results of operations, and liquidity.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues.

Vehicle sales generally exhibit seasonality. Historically, the two peak seasons for auto sales are in the spring and the fall. In addition, delinquencies and defaults in all consumer credit asset classes, including auto loans, generally exhibit seasonality. Historically, delinquencies peak in January and February after the holiday shopping

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season, and then begin to fall in March and April in line with tax returns to a low in the summer. Delinquencies then begin to rise again through the following holiday shopping season. Due to our rapid growth, COVID-19 lockdowns, new and used vehicle supply constraints, introduction and then removal of government stimulus, and rapid inflation, at times, our historical originations and portfolio delinquency and default rate patterns have not reflected the general seasonality we expect of our business. As our business matures and markets continue to normalize, we expect to experience typical seasonal fluctuations in our quarterly operating results. Adverse events that occur during the peak seasons described above could have a disproportionate effect on our business, results of operations, financial condition, and liquidity.

If we lose the services of any of our key management personnel, our business, financial condition results of operations, and liquidity could be adversely affected.

Our future success depends significantly on the continued service and performance of our key management personnel. Our senior management team has significant industry experience and would be difficult to replace. Competition for these employees is intense and we may not be able to attract and retain key personnel. If we are unable to attract or retain appropriately qualified personnel, we may not be successful in originating loans and servicing our consumers, which could have a materially adverse effect on our business, financial condition, results of operations, and liquidity.

We may not be able to attract, retain, or motivate qualified employees.

Skilled employees are one of our most important resources, and competition for talented people is intense. We may not be able to locate and hire the best people, keep them with us, or properly motivate them to perform at a high level. This risk may be exacerbated due to some of our competitors having significantly greater scale, financial and operational resources, and brand recognition. In addition, we may experience competition in retaining employees based on remote or other flexible work arrangements, and our ability to attract or retain qualified employees may be adversely affected if our work arrangements are perceived as less favorable than those of our competitors. Continued scrutiny of compensation practices has made this competition for talent only more difficult. In addition, many parts of our business are particularly dependent on key personnel, and retaining talented people in certain areas, such as technology, sales and capital markets, may be challenging. Further, growth in our businesses will further increase our need for skilled employees. If we were to lose and be unable to replace these personnel or other skilled employees or if the competition for talent were to drive our compensation costs to unsustainable levels, our management of operational and other risks could suffer, and our business, financial condition, results of operations, and liquidity could be negatively impacted.

Consumers purchasing cars made by Toyota and Ford continue to constitute a significant portion of our consumer base, which creates concentration risk for us.

Consumers purchasing cars made by Toyota and Ford constitute a significant portion of our consumer base. For example, in 2024, 25% of our loan originations were transacted for borrowers purchasing Toyota vehicles, and 9% of our loans were transacted for borrowers purchasing Ford vehicles. A significant adverse change in Toyota’s or Ford’s business, including, for example, in the production or sale of Toyota or Ford vehicles, the quality or resale value of Toyota or Ford vehicles, Toyota’s or Ford’s relationships with its key suppliers, or the rate or volume of recalls of Toyota or Ford vehicles, could negatively impact the size of Toyota and Ford consumer bases and the volume of loans we originate to them and the value of collateral securing our extensions of credit to them. Any future reductions in Toyota and Ford business that we are not able to offset could adversely affect our business, financial condition, results of operations, and liquidity.

We are subject to both natural and man-made events that may unexpectedly disrupt our operations and adversely impact our business, financial condition and results of operations.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, hurricanes, tornadoes, and other natural disasters (including those caused by climate change), power losses,

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telecommunications failures, strikes, health pandemics, such as the COVID-19 pandemic, and similar events. In addition, strikes, wars, terrorism, and other geopolitical unrest could cause disruptions in our business and lead to interruptions, delays, or loss of critical data. For example, the Israel-Hamas war has disrupted operations in our Israeli office, where a portion of our technology team is based. In particular, while none of our technical infrastructure is located in Israel, some of our Israeli employees have been drafted, which may result in a loss of critical knowledge for operating our technical infrastructure. We may not have sufficient protection or recovery plans in certain circumstances, such as a significant natural disaster or war, and our business interruption insurance may be insufficient to compensate us for losses that may occur.

These disruptions may also affect our collections processes. For example, if significant portions of our workforce become unable to work effectively due to any such disruptions, there may be business disruptions which could result in reduced collection effectiveness. Additionally, certain third parties that we rely on to support repossessions of vehicles following delinquency or default of the related auto loans may be, as a result of any of the above-mentioned disruptions, unable to fully perform the requested services in a timely manner, which could reduce recoveries and adversely affect our business, financial condition, results of operations, and liquidity.

Changes in immigration patterns, policy or enforcement could affect some of our consumers, including those who may be undocumented immigrants, and consequently impact the performance of our loans, our business, financial condition, results of operations, and liquidity.

Some of our consumers are immigrants and some may not be U.S. citizens or permanent resident aliens. We follow appropriate consumer identification procedures as mandated by law, including accepting government issued picture identification that may be issued by non-U.S. governments, as permitted by the USA PATRIOT Act, but we do not verify the immigration status of our consumers, which we believe is consistent with industry best practices and is not required by law. While our credit models look to approve consumers who have stability of residency and employment, a significant change in immigration patterns, policy or enforcement could cause some consumers to emigrate from the United States, either voluntarily or involuntarily, or slow the flow of new immigrants to the United States. Changes in immigration laws, policies or enforcement patterns, or announcements thereof, that make it more difficult or less desirable for immigrants to work in the United States or introduce greater uncertainty into the immigration system have affected spending patterns by immigrants in the past and may do so in the future, which may have in the past, and may in the future, lead to fluctuations, including declines, in originations from time to time. Such changes may have in the past, and could in the future, also result in increased delinquencies and losses on our loans due to more difficulty for potential consumers to earn income. In addition, if we or our competitors receive negative publicity around making loans to undocumented immigrants, it may draw additional attention from regulatory bodies or consumer advocacy groups, all of which may harm our brand and business. In recent months, significant changes in U.S. immigration policy and enforcement have been announced and there is no assurance that there will not be future a significant changes in U.S. immigration patterns, policy, laws or enforcement. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action. Any such change could adversely affect our business, financial condition, results of operations, and liquidity.

We face risks from the use of or changes to assumptions or estimates in our financial statements.

Pursuant to generally accepted accounting principles in the U.S. or GAAP, we are required to use certain assumptions and estimates in preparing our financial statements, including useful lives of property and equipment, capitalization of internally developed software and associated useful lives, expected credit losses, and the determination of fair value of our stock option grants. In addition, the FASB, the SEC and other regulatory bodies may change the financial accounting and reporting standards, including those related to assumptions and estimates we use to prepare our financial statements, in ways that we cannot predict and that could impact our financial statements. If actual results differ from the assumptions or estimates underlying our financial statements or if financial accounting and reporting standards are changed, we may experience unexpected material losses. For a discussion of our use of estimates in the preparation of our consolidated financial statements, see the

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section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

The market for auto financings is highly competitive.

The market for auto financing is highly competitive, and we expect competitive pressures only to intensify in the future, especially in light of the regulatory and supervisory environments in which we operate, innovations that alter the barriers to entry, current and evolving economic and market conditions, changing consumer preferences and consumer and business sentiment, and monetary and fiscal policies. Some of our competitors may have greater financial, technical, and marketing resources than we possess and/or may have a lower funding costs and access to funding sources that may not be available to us, in particular those competitors that are part of larger financial institutions or are captive auto finance companies of large car manufacturers. Many of our competitors have also been operating for longer and have a more established market presence than us and, as a result, these competitors may be better positioned to attract consumers.

Competitive pressures may drive us to take actions that we might otherwise eschew, such as lowering the interest rates or fees on loans or adopting more liberal standards in granting loans. These pressures may also accelerate actions that we might otherwise elect to defer, such as further substantial investment in systems or infrastructure. Such actions that we take in response to competition, among others, may adversely affect our business, financial condition and results of operations. These consequences could be exacerbated if we are not successful in introducing new products and services, achieving market acceptance of our products and services, developing and maintaining a strong consumer base, continuing to enhance our reputation, or prudently managing risks and expenses.

We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters.

We are regularly involved in ongoing, pending or threatened legal proceedings and other matters and are or may be subject to potential liability in connection with them. These legal matters may be formal or informal and include litigation and arbitration with one or more identified claimants, certified or purported class actions with yet-to-be-identified claimants, and regulatory or other governmental information-gathering requests, examinations, investigations, and enforcement proceedings. Our legal matters exist in varying stages of adjudication, arbitration, negotiation, or investigation and span our operations. Claims may be based in law or equity-such as those arising under contracts or in tort and those involving banking, consumer-protection, securities, tax, employment, and other laws-and some can present novel legal theories and allege substantial or indeterminate damages.

The course and outcome of legal matters are inherently unpredictable. This is especially so when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed, novel questions of law or other meaningful legal uncertainties exist, a request to certify a proceeding as a class action is outstanding or granted, multiple parties are named, or regulatory or other governmental entities are involved. Other contingent exposures and their ultimate resolution are similarly unpredictable for reasons that can vary based on the circumstances. As a result, we often are unable to determine how or when threatened or pending legal matters and other contingent exposures will be resolved and what losses may be incrementally and ultimately incurred. Actual losses may be higher or lower than any amounts accrued or estimated for those matters and other exposures, possibly to a significant degree. In addition, while we maintain insurance policies to mitigate the cost of litigation and other proceedings, these policies have deductibles, limits, and exclusions that may diminish their value or efficacy. Substantial legal claims, even if not meritorious, could have a detrimental impact on our business, results of operations, financial condition, and liquidity, and could cause us reputational harm.

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There are risks associated with the acquisition or sale of assets or businesses and the formation, termination, or operation of joint ventures or other strategic alliances.

We have previously acquired, and in the future may acquire, assets or businesses, either through the direct purchase of such assets or the purchase of a company’s equity, which we believe could complement or expand our business.

Potential difficulties we may encounter in connection with these transactions and arrangements include:

•	the integration of the assets or business into our information technology platforms and servicing systems;

•	the quality of servicing;

•	disruption of our ongoing businesses and distraction of our management teams;

•	incomplete or inaccurate records;

•	inability to retain existing consumers;

•	unanticipated expenses; and

•	potential unknown liabilities associated with the transactions, including legal liability related to origination and servicing prior to the acquisition.

The anticipated benefits and synergies of any future acquisition will assume a successful integration, and will be based on projections and other assumptions, which are inherently uncertain. Even if integration is successful, anticipated benefits and synergies may not be achieved.

Risks Relating to Regulatory and Tax Matters

Our business is subject to regulation in the jurisdictions in which we conduct our business and failure to comply with such regulations may have a material adverse impact on our business, financial condition, results of operations, and liquidity.

Our business is subject to numerous federal, state, and local laws and regulations, and various state authorities regulate and supervise our lending business.

Our operations are subject to regular examination by state regulators and, for certain aspects of our business, by U.S. federal regulators. These examinations may require us to change our policies or practices, pay monetary fines, or make reimbursements to consumers. Many state regulators have indicated an intention to pool their resources to conduct examinations of licensed entities, including us, at the same time (referred to as a “multistate” examination). This could result in more in-depth examinations, which could be costlier and lead to more significant enforcement actions. We are also subject to potential enforcement, supervisions, and other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. Such actions have in the past, and could in the future, subject us to civil money penalties, consumer remediation, and increased compliance costs, and/or require us to change our policies or practices and make reimbursements to consumers. Any such actions may also damage our reputation and brand and could limit or prohibit our ability to offer certain products and services or engage in certain business practices. No assurance can be given that our compliance policies will be effective and that we will not be subject to fines and penalties. Ambiguities in applicable statutes and regulations and unclear and evolving regulatory expectations and enforcement practices may leave uncertainty with respect to permitted or restricted conduct and may make compliance with laws, and risk assessment decisions with respect to compliance with laws, difficult and uncertain. In addition, ambiguities make it difficult, in certain circumstances, to determine if, and how, compliance violations may be cured. We may fail to comply with applicable statutes and regulations even if acting in good faith, or because governmental bodies or courts interpret existing laws or regulations in a more restrictive manner, which may lead to regulatory investigations, governmental enforcement actions or private

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causes of action with respect to our compliance. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. In some cases, regardless of fault, it may be less time consuming or costly, or an otherwise prudent decision, to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a payment to a given party or regulatory body. There is no assurance that any future settlements will not have an adverse effect on our business, financial condition, results of operations, and liquidity.

State attorneys general have a variety of tools at their disposal to enforce state and federal consumer financial laws, including the ability to enforce the Dodd-Frank Act and regulations promulgated under the Dodd-Frank Act’s authority. State attorneys general also have enforcement authority under state law with respect to unfair or deceptive practices under which state attorneys general may conduct investigations, bring actions, and recover civil penalties or obtain injunctive relief against entities engaging in unfair, deceptive, or fraudulent acts. Attorneys general may also coordinate among themselves to enter into multi-state actions or settlements. Some federal consumer financial laws, such as the Truth in Lending Act, grant enforcement or litigation authority to state attorneys general.

We are subject to potential changes in federal and state law, which could lower the interest-rate limit that non-depository financial institutions may charge for consumer loans or could expand the definition of interest under federal and state law. Such changes could limit our interest income and other revenue, which could adversely affect our business, financial condition and results of operations. Incorrect calculations of proper interest rates or failure to make required disclosures may also result in fines or civil money penalties.

We are also subject to various laws and regulations in the United States that impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, including the Bank Secrecy Act, we are required to report large cash transactions and suspicious activity, and maintain transaction records, among other requirements. State regulators may impose similar requirements on licensed money transmitters. We are also subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, and the U.S. Travel Act, which prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. Our failure to comply with anti-money laundering and other applicable laws could subject us to substantial civil and criminal penalties or result in the loss or restriction of our money services business and state licenses, which may significantly affect our ability to conduct some aspects of our business. Changes in this regulatory environment, including changing interpretations of new or varying regulatory requirements by the government, may significantly affect or change the manner in which we currently conduct some aspects of our business.

We may not be able to maintain all requisite licenses and permits, and the failure to satisfy those or other regulatory requirements could have a material adverse effect on our business, results of operations, financial condition, and liquidity.

A material failure to comply with applicable laws and regulations could result in regulatory actions, including substantial fines or penalties, lawsuits, and damage to our reputation, which could adversely affect our business, financial condition, results of operations, and liquidity.

Requirements of the Dodd-Frank Act and oversight by the CFPB may significantly increase our regulatory costs and burdens.

The Dodd-Frank Act and the related regulations increased oversight of financial services and products by the Consumer Finance and Protection Bureau, or the CFPB, and imposed restrictions on the allowable terms for certain

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consumer credit transactions. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the Truth in Lending Act, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, or the GLBA, the Equal Credit Opportunity Act, or the ECOA, the Fair Credit Billing Act and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive, or abusive acts and practices. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to consumers for alleged legal violations, and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. Further, state attorneys general and state regulators are authorized to bring civil actions to enforce certain consumer protection provisions of the Dodd-Frank Act. The industry investigation and enforcement provisions of Title X of the Dodd-Frank Act may adversely affect our business if the CFPB or one or more state attorneys general or state regulators believe that we have violated any federal consumer financial protection laws, including the prohibition in Title X against unfair, deceptive or abusive acts or practices.

The CFPB has supervisory authority over our business. It also has the authority to bring enforcement actions for violations of laws over which it has jurisdiction regardless of whether it has supervisory authority for a given product or service. The Dodd-Frank Act also gives the CFPB supervisory authority over entities that are designated as “larger participants” in certain financial services markets. The CFPB has published regulations for “larger participants” in the market of auto finance, and we have been designated as a larger participant in this market. The larger-participant rule for consumer installment loans was one of the rulemaking initiatives the CFPB designated as inactive in its Spring 2018 rulemaking agenda. It is not known if or when the CFPB may consider reactivating the rulemaking process for the larger participant rule for consumer installment loans. The CFPB’s broad supervisory and enforcement powers could affect our business and operations significantly in terms of increased operating and regulatory compliance costs, and limits on the types of products we offer and the way they are offered, among other things.

The CFPB and certain state regulators have acted against some lenders regarding collection acts and repossessions. There are certain state lending laws and regulations that require certain parties to hold licenses or other government approvals or filings in connection with specified activities, and impose requirements related to, among other things, debt collection and repossession. We collect on delinquent debt, and we may not always have been, and may not always be, in compliance with these and other applicable laws, regulations and rules. Our debt collection practices could therefore be challenged in a similar manner by the CFPB or state consumer lending regulators.

Some of the rulemaking under the Dodd-Frank Act remains pending. As a result, the complete impact of the Dodd-Frank Act remains uncertain. It is not clear what form remaining regulations will ultimately take, or how our business will be affected.

We are subject to various federal and state consumer protection laws.

We must comply with various regulatory regimes, including those applicable to consumer credit transactions. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other federal and state laws may apply to the origination, servicing and collection of loans originated on our platform, to the repossession of vehicles, and to ancillary products.

While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance is given that our compliance policies and procedures will be effective. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws and may also require us to repurchase loans that fail to comply with such laws. Failure to comply with these laws and with regulatory requirements applicable to our business could subject us to revocation of licenses, class action lawsuits, administrative enforcement actions, regulatory orders and agreements, fines, damages, other required payments, changes to our business practices and other injunctive relief, and civil and criminal liability, any of which could adversely affect our business, financial condition, results of operations, and liquidity.

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Dealerships are subject to significant regulation, which may affect vehicle sales by dealerships and, in turn, our business.

Dealerships are subject to significant regulation by state and federal authorities. If the regulation of dealerships were to limit vehicle prices, the sale of ancillary products, or otherwise adversely affect vehicle sales by dealerships, our business could be adversely affected. For instance, on December 12, 2023, the FTC issued the Combating Auto Retail Scams Rule, or CARS Rule, 16 C.F.R. Part 463. The CARS Rule contains a number of provisions relating to dealership practices with respect to vehicle pricing, disclosure of vehicle prices and fees, the sale of and disclosures relating to ancillary products, consumer consent to charges, and unfair and deceptive statements. The FTC initially set the effective date for the CARS Rule as July 30, 2024. On January 4, 2024, two dealership trade groups filed a petition for review seeking to vacate, modify, or stay enforcement of the CARS Rule, as well as a motion to stay the Rule, see National Automobile Dealers Association v. FTC, No. 24-60013 (5th Cir.), and on January 18, 2024, the FTC issued an order staying the CARS Rule in light of the litigation. Additionally, regulation of ancillary product sales at the state and federal level continues to evolve in ways that may limit our ability to sell ancillary products, which has the effect of reducing ancillary product revenue on a per-loan basis. We expect this trend to continue. This trend, together with the potential for the CARS Rule to impact dealership origination of ancillary products, creates uncertainty about the ability of finance companies like ours to continue to generate future revenue from ancillary products at current levels. For more information on the effect of compliance on our ancillary product revenue, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Ancillary Product Revenue, net.”

Stringent and changing laws and regulations and contractual obligations relating to privacy, data protection and cybersecurity could increase our costs and result in claims or adversely affect our business, financial condition, results of operations, and liquidity.

We are subject to laws, regulations, orders, and industry standards related to privacy, data protection, cybersecurity, and consumer protection in the jurisdictions in which we do business, and we may expand these jurisdictions in the future. Compliance with current and future laws, regulations, orders, and industry standards related to privacy, data protection, cybersecurity and consumer protection, and any related contractual obligations, may require significant expenditures of time and money, and could significantly impact our current and planned privacy, data protection and cybersecurity related practices and our collection, use, sharing, retention, safeguarding and other processing of personal information (including personally identifiable information, or PII), including credit and other financial information, and other data, and certain of our current and planned business activities. We publicly post documentation regarding our practices concerning collection, processing, use and disclosure of data. Although we endeavor to comply with our published privacy policies and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our published privacy policies and documentation and any applicable privacy, data protection, cybersecurity and consumer protection laws, regulations, orders, and industry standards, as well as any related contractual obligations, in one or more jurisdictions could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations. The publication of our privacy policy and other documentation that provides promises and assurances about privacy and security can subject us to potential U.S. state and federal action if they are found to be deceptive, unfair or misrepresentative of our actual practices, which could materially and adversely affect our business, financial condition, results of operations, and liquidity.

The legal and regulatory landscape governing privacy, data protection, cybersecurity, and consumer protection is in a period of considerable flux. Any such laws, regulations, orders, and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. As privacy, data protection, cybersecurity, and consumer protection laws, regulations, orders, and industry standards are implemented, interpreted and applied, our compliance costs could increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place. Any changes in these laws, regulations, orders, and industry standards, or in our current business practices, may

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compel us to enhance or modify our systems and infrastructure, invest in new systems and infrastructure, change our service providers, augment our scenario and vulnerability testing or alter our business practices or our policies on security, data governance and privacy. If any of these outcomes were to occur, the complexity and costs of our operations could increase significantly. Moreover, our service providers may require us to be bound by varying contractual requirements relating to privacy, data protection and cybersecurity, including as a result of differing laws, regulations, orders, and industry standards applicable in a given jurisdiction. Adherence to such contractual requirements may impact our collection, use, processing, storage, sharing and disclosure of various types of information, including financial information and other personal information, and may cause us to become bound by, or to voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve.

In the United States, at the federal level, we are subject to various laws, rules and regulations with respect to privacy, data protection, cybersecurity and consumer protection, including those promulgated under the authority of the Federal Trade Commission, or the FTC, which regulates unfair or deceptive acts or practices, and the CFPB, which enforces federal consumer financial laws. The GLBA, together with related regulations issued by the CFPB, restricts the collection, storage, use, disclosure and other processing of certain personal information by financial services providers. Lenders and other financial institutions also are required to provide notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. CFPB guidance also imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security expectations. The CFPB is also actively considering new rules relating to the use and storage of data by lenders and other financial service providers, including regarding data portability. Pursuant to its rulemaking authority under the GLBA, the FTC has recently updated its Standards for Safeguarding Customer Information (Safeguards Rule) which sets new, minimum standards for certain financial institutions’ information security programs. These rules impose prescriptive requirements on lenders and other financial institutions relating to such programs, including in relation to accountability and oversight, performing risk assessments, encryption standards and access controls. Further, in July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. The United States Congress also is considering, and may in the future consider or enact, various proposals for privacy, data protection and cybersecurity legislation.

Certain states have also enacted laws relating to privacy, data protection and cybersecurity. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, or collectively the CCPA, provides California residents with certain individual privacy rights and imposes privacy, data protection and cybersecurity obligations on covered companies. The CCPA requires covered companies to provide certain disclosures to California residents about such companies’ data collection, use, sharing and other processing practices and to provide California residents with ways to opt out of certain sales or transfers of their personal information, and provides California residents with certain additional causes of action. The CCPA may impact our policies with respect to the processing of personal information. A number of other states have enacted, or are considering enacting, their own comprehensive data privacy laws, including those applicable specifically to financial institutions. For example, the New York Cybersecurity Regulation regulates the use of PII by financial institutions, including by imposing minimum requirements for managing cybersecurity risk and responding to cyberattacks. In addition, we are subject to privacy, data protection, cybersecurity, and consumer protection laws, regulations, orders, and industry standards in the jurisdictions in which we operate that require enhanced levels of cybersecurity and notification to users and/or regulators when there is a security breach of personal information.

The cumulative effects of these privacy, data protection, cybersecurity, and consumer protection laws, regulations, orders, and industry standards, along with contractual requirements, include an increased ability of individuals to control the use of their personal information; increased obligations on companies and any third parties with which they do business to maintain the privacy and security of personal information; and increased exposure to regulatory action, litigation, fines, damages or reputational harm for companies that do not afford individuals their specified privacy rights, experience data breaches, or do not maintain cybersecurity practices at

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certain required levels. The national and global data protection landscapes continue to be in flux, resulting in possible significant operational costs for internal compliance and risk to our business. There can be no assurance that any systems we have implemented and maintain designed to promote compliance with these laws, both those adopted or applicable to date and those that may be adopted or applicable in the future, will be effective in mitigating the business impact of individuals’ increased privacy rights or in ensuring compliance with these laws. In the event of regulatory action, litigation, fines, damages or reputational harm due to noncompliance with such privacy, data protection, cybersecurity, and consumer protection laws, regulations, orders, and industry standards or a data breach may adversely affect our business, financial condition, results of operations, and liquidity.

Our use of third-party vendors is subject to regulatory review.

The CFPB and other regulators have issued regulatory guidance focusing on the need for financial institutions to perform due diligence and ongoing monitoring of third-party vendor relationships, which increases the scope of management involvement and decreases the benefit that we receive from using third-party vendors. If our regulators conclude that we have not met the standards for oversight of our third-party vendors, we could be subject to enforcement actions, civil monetary penalties, supervisory orders to cease and desist, or other remedial actions, which could adversely affect our business, financial condition and results of operations.

Changes in law and regulatory developments could result in significant additional compliance costs.

Compliance with current or future laws and regulations to which we are subject could result in higher compliance costs and could restrict our ability to provide certain products and services, which could materially and adversely affect our profitability and could reduce income from certain business initiatives.

Our failure, or the failure of any third-party with whom we work, to comply with laws and regulations to which we are subject could result in potentially significant regulatory investigations and government actions, litigation, fines, or sanctions, consumer actions, and damage to our reputation and brand, all of which could have a material adverse effect on our business, financial condition, results of operations, and liquidity. Complying with laws and regulations may cause us to incur substantial operational costs or require us to change our business practices. We may not be successful in our efforts to achieve compliance either due to internal or external factors, such as resource allocation limitations. We may also experience difficulty retaining or obtaining new consumers in these jurisdictions due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these consumers pursuant to the terms set forth in our engagements with them.

Because the interpretation and application of many laws and regulations are uncertain, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, and other claims and penalties, we could be required to change our business activities and practices or modify our products or services, any of which could have an adverse effect on our business, financial condition, results of operations and future prospects. Any claims regarding our inability to adequately address legal and regulatory concerns, even if unfounded, or to comply with applicable laws, regulations, contractual requirements, and policies, could result in additional cost and liability to us, damage our reputation, and adversely affect our business. Legal and regulatory concerns, whether valid or not, may inhibit market adoption of our products and services, particularly in certain industries and jurisdictions. If we are not able to quickly adjust to changing laws, regulations, and standards related to consumer lending, our business, financial condition, results of operations, and liquidity may be adversely affected.

Recent and future changes to tax laws or applicable tax rates in the jurisdictions where we operate could materially and adversely affect our company.

The taxation of our business is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax

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authorities in various jurisdictions. Existing, new, or future changes in tax laws, regulations and treaties, or the interpretation thereof could have an adverse effect on our tax liabilities, business, financial condition, results of operations, and liquidity. We are unable to predict what tax reform may be proposed or enacted in the future in jurisdictions where we have operations or what effect such changes would have on our business, but such changes could affect our future financial position and overall tax rates in the future or increase the complexity, burden and cost of tax compliance.

Applicable tax rates may be subject to significant change in the jurisdictions in which we operate. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

Tax authorities in certain jurisdictions where we do not file tax returns may assert that we have a nexus in their jurisdictions and seek to impose taxes, which could harm our business, financial condition, results of operations, and liquidity.

We are qualified to operate in, and file income tax returns in, numerous jurisdictions, but there is some risk that tax authorities in jurisdictions where we do not currently file certain types of tax returns could assert that we are liable for taxes in their jurisdictions. For example, some states are becoming increasingly aggressive in asserting a nexus for state income tax purposes. We could be subject to taxation, including penalties and interest attributable to prior periods, if the taxing authority of any jurisdiction successfully asserts that our activities give rise to a nexus in that jurisdiction. Such tax assessments, penalties and interest may adversely impact our business, financial condition, results of operations, and liquidity.

Our international footprint may subject us to potential adverse tax consequences in various jurisdictions.

Our corporate structure and intercompany arrangements, including the manner in which we develop our intellectual property and the transfer pricing of our intercompany transactions, may subject us to the tax laws of various jurisdictions, which are subject to interpretation. Taxing authorities may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our business, financial condition, results of operations, and liquidity.

Risks Relating to Our Use of Artificial Intelligence

The artificial intelligence, machine learning, data analytics and other similar tools that we use to collect, aggregate and analyze data may contain errors, biases or other inadequacies that adversely impact our business, including by adversely affecting our ability to accurately assess credit risk.

From time to time, we utilize artificial intelligence, machine learning, data analytics and similar tools that collect, aggregate and analyze data, or collectively data tools, in connection with our business. There are significant risks involved in utilizing data tools, and no assurance can be provided that the usage of data tools will enhance our business or assist our business in being more efficient, better at assessing credit risk, or profitable.

While our data tools undergo validation, testing and analysis prior to deployment, such data tools may have errors, biases or other inadequacies that are not easily detectable. For example, certain data tools may utilize historical performance, historical market or sector data in their analytics. To the extent that such historical data is not indicative of current or future conditions in the applicable market or sector, or the data tools fail to filter or appropriately adjust biases in the underlying data or collection methods, the usage of data tools may lead us to make determinations on behalf of our business that have an adverse effect. If data tools are incorrectly designed,

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or the data used to train them is incomplete, inadequate or biased in some way, our use of data tools may inadvertently reduce our efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our business goals, do not comply with our policies or interfere with the performance of our services or platform, our business and our reputation. Additionally, our use of data tools could present ethical concerns, which could have negative implications for our organization.

More specifically, our ability to attract our customers, including applicants, borrowers and dealerships, to our platform and minimize the risk of delinquent loans depends in large part on our ability to effectively evaluate an applicant’s creditworthiness and likelihood of default and, based on that evaluation, offer competitively priced loans.

Our overall operating efficiency and margins further depend in large part on our ability to maintain a high degree of efficiency in our loan application process and achieve incremental improvements in the degree of efficiency through our use of data tools If the data tools we utilize fail to adequately assess the creditworthiness of applicants due to the design of such data tools, including the training data used or programming or other errors as previously described, and we or our data tools do not detect and account for such errors despite our monitoring of such data tools pre- and post-deployment, or any of the other components of our credit decision process fails, we may experience higher than forecasted loan losses. Any of the foregoing could result in sub-optimally priced loans, incorrect approvals or denials of loans, or higher than expected loan losses, which in turn could adversely affect our ability to attract new borrowers and dealerships, increase the number of loans or maintain or increase the average size of loans originated on our platform.

Continuing to improve the accuracy of the data tools we utilize is central to our business strategy, and following deployment of data tools, we continuously monitor the performance of the data tools and our portfolio, including by our management credit committee which includes all named executive officers, to identify possible areas for future improvement. However, such improvements could be costly to implement and could also negatively impact transaction volume, such as by lowering approval rates. While we believe that continuing to improve the accuracy of the data tools we utilize is key to our long-term success and our focus on accurately and effectively evaluating an applicant’s creditworthiness, those improvements could, from time to time, lead us to reevaluate the risks associated with certain borrowers, which could in turn result in lower approval rates or higher interest rates for any borrowers identified as a higher risk, either of which could negatively impact our growth and results of operations in the short term.

The legal and regulatory environment surrounding the use of artificial intelligence, machine learning, data analytics and other similar tools is relatively new and evolving, and current and future laws and regulations with respect to such tools could result in claims against us, including claims alleging unfair lending practices, increase our costs, cause us to redesign our platform or services, or otherwise adversely affect our business.

The use of data tools may enhance or create legal, operational, regulatory and technological and related contractual risks, as the technologies underlying data tools and their use cases are subject to a variety of laws, regulations, orders, and industry standards, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition, equal protection, and equal opportunity laws. Regulation of data tools is complex and rapidly evolving worldwide as legislators, regulators (including the CFPB, the Securities and Exchange Commission and the FTC) and consumer advocacy groups are increasingly focusing on these powerful emerging technologies, in particular data tools incorporating artificial intelligence and machine learning technology. The CFPB has identified artificial intelligence as a key regulatory priority for the agency, including the use of complex credit scoring models as part of the loan underwriting process, and it has issued various guidance documents regarding the use of data tools. For instance, the CFPB has issued guidance regarding the “explainability” of algorithms using artificial intelligence and related consumer notification requirements, which may affect the use of data tools.

The regulatory environment relating to the use of AI in consumer finance is relatively new and evolving. The laws and regulations applicable to our business and AI are complex and subject to varying interpretations,

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with limited regulatory guidance at this time. The application of such laws and regulations to consumer finance and AI models may change or develop over time.

We face the risk that one or more of the variables included in our data tools may be deemed a proxy for a protected characteristic such as race, ethnicity, sex, or age in violation of the ECOA or other anti-discrimination laws, and therefore would need to be revised or eliminated, or the use of such data tools as part of our credit assessment process altered, to ensure compliance with the ECOA or other anti-discrimination laws, which could result in lower approval rates or higher credit losses. Additionally, various federal regulatory agencies and departments, including the U.S. Department of Justice and the CFPB, take the position that the ECOA applies not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionate negative effect on a protected class of individuals). Our use of data tools could inadvertently result in a “disparate impact” on protected groups. Moreover, in the past year, the U.S. government has issued two Executive Orders which include, among other things, directives aimed at protecting the public from “algorithmic discrimination.” Most recently, the Executive Order on Safe, Secure, and Trustworthy Artificial Intelligence, issued on October 30, 2023, among other things, directs the Attorney General to facilitate a meeting of the heads of federal civil rights offices to discuss, for example, the prevention of discrimination in the use of automated systems, including algorithmic discrimination, and the promotion of public awareness of potential discriminatory uses and effects of artificial intelligence. Such Executive Orders, and related efforts by the federal and state governments, regulatory agencies and consumer advocacy groups, may result in new or enhanced governmental or regulatory scrutiny, litigation, obligations, ethical concerns (including a negative public opinion toward the use of data tools) or other complications that could adversely affect our business, financial condition, results of operations, and liquidity, and subject us to legal or other regulatory liability.

It is not possible to predict all of the legal, operational, regulatory or technological risks related to the use of data tools, including because of the evolving regulatory and technological landscape. We have a management compliance committee, which meets monthly, that tracks laws and regulations to help ensure that we can continue to serve our consumers and dealerships in compliance with applicable laws. Further, we have engaged regulatory counsel that is familiar with our business that informs us on changes in laws and regulations that are relevant to our business, including in connection with the use of data tools. We annually engage third-party audit firms which audit the compliance of our business, including our use of data tools, for compliance with our internal policies and procedures and new and existing laws and regulations. These audits may fail or be inaccurate, and may result in claims, disputes, litigation or costs associated with compliance or any compliance failure. Further, any changes in laws, regulations, orders, and industry standards governing the use of data tools may be costly or impossible to comply with, and may also result in claims, disputes, litigation or costs associated with compliance or any compliance failure. In addition, we may be required to redesign our platform or services, or to update, enhance, cease or otherwise modify our use of data tools, in order to comply with such laws, regulations, orders, and industry standards which may require us to incur additional costs. Any of the foregoing could adversely affect our ability to utilize data tools as part of our business, or else increase the complexity and costs of using such data tools, which in turn may adversely affect our operational capacity and ability to attract and maintain consumers.

AIRA® scores may not accurately predict the likelihood of delinquencies, defaults and losses on the loans we grant.

We rely on AIRA®, a proprietary model utilizing custom developed artificial intelligence and machine learning algorithms, to evaluate credit risk and to improve the accuracy of our risk predictions and to allow us to adjust in real-time as both macroeconomic and business conditions evolve. See the section titled “Business—Lendbuzz Solution—Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance.” A consumer’s AIRA® score is based on a number of data points, including bank account information, credit bureau information, education information, employment information, and vehicle information and is used by us to determine the credit risk of a consumer and an application. As many of our consumers have a thin or no credit file, our underwriting model does not rely on traditional credit scores in making credit decisions. It is uncertain

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whether the AIRA® score will result in a better or worse performing pool of loans. A consumer’s AIRA® score may fail to accurately predict the actual performance of a loan, which may result in unanticipated losses on the loans, increase our delinquencies and net charge-offs, and adversely affect our business, financial condition, results of operations, and liquidity. In addition, consumers’ AIRA® scores rely, in part, on data provided by our consumers. If such data proves to be incomplete, false or inaccurate, we could misjudge an applicant’s qualification to receive a loan or the performance of a loan may be below expectations and adversely affect our business, financial condition, results of operations, and liquidity.

Additionally, we regularly make updates to AIRA® to incorporate updated performance information and adjustments for evolving macroeconomic and business conditions. If we do not make these updates and adjustments in a timely manner or if they are not effective at improving the accuracy of our risk predictions, we may experience unanticipated losses on the loans and increases in our delinquencies, and net charge-offs, which would adversely affect our business, financial condition, results of operations, and liquidity.

Risks Relating to Intellectual Property and Technology

If we are unable to obtain, maintain, protect and enforce our intellectual property, or if third parties are successful in claiming that we are infringing, misappropriating or violating the intellectual property of others, we may incur significant expenses, or be unable to successfully compete, and our business, financial condition, results of operations, and liquidity may be adversely affected.

Our ability to compete effectively is dependent in part upon our ability to seek, obtain, maintain, protect and enforce our intellectual property and other proprietary rights, including with respect to our proprietary technology and content, software, processes, databases, confidential information, and know-how. We rely on a combination of patents, trademarks, service marks, copyrights, trade secrets, domain names and agreements with employees and third parties to protect our intellectual property and other proprietary rights relating to our technology and brand. It is our policy to enter into agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how or trade secrets owned or held by us, including confidentiality and invention assignment agreements with our employees and consultants. Nonetheless, the steps we take to obtain, maintain, protect and enforce our intellectual property and other proprietary rights may be inadequate. For example, our competitors and other third parties may design around our intellectual property, or independently develop similar or superior intellectual property or otherwise duplicate or mimic our platform or services in a manner that does not violate our intellectual property rights, such that we would not be able to successfully assert our intellectual property or other proprietary rights against such third parties. We cannot assure that any future patent, copyright, trademark or service mark registrations will be issued for our pending or future applications, or that any of our current or future intellectual property rights (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights or provide us with any competitive advantage.

Our brand and associated trademarks and goodwill have significant value and are important factors in the marketing of our business. We rely on both registrations and common law protections for our current and any future trademarks and service marks. However, we may be unable to prevent competitors or other third parties from acquiring or using trademarks, service marks or other intellectual property or other proprietary rights that are similar to, infringe upon, misappropriate, dilute or otherwise violate or diminish the value of our trademark and our other intellectual property and proprietary rights. The value of our intellectual property and other proprietary rights could diminish if others assert rights in or ownership of our intellectual property or other proprietary rights, or in trademarks or service marks that are similar to our trademarks.

In addition, we cannot guarantee that we have entered into agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how or trade secrets owned or held by us, or entered into invention assignment or other agreements with each party that may have developed intellectual property rights for us or on our behalf. Moreover, our contractual arrangements may

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be breached or may otherwise not effectively prevent disclosure of, or control access to, our confidential or otherwise proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. The measures we have put in place may not prevent infringement, misappropriation, or other violation of our intellectual property or other proprietary rights or information, and we may be required to litigate to protect our intellectual property or other proprietary rights or information from infringement, misappropriation, or other violation by others, which is expensive, could cause a diversion of resources and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated. Our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights, and if such defenses, counterclaims or countersuits are successful, it could diminish, or we could otherwise lose, valuable intellectual property and other proprietary rights.

Our intellectual property and other proprietary rights may not be sufficient to provide us with a competitive advantage if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property and other proprietary rights. Monitoring unauthorized use of our intellectual property and other proprietary rights is difficult and costly. Third parties may be able to commercialize and use technologies that are substantially the same as ours to compete with us without incurring the development and licensing costs that we have incurred which could result in competitive harm, including costly redesign efforts, or discontinuance of some of our offerings.

Furthermore, third parties may challenge, invalidate or circumvent our intellectual property and other proprietary rights, or otherwise assert rights therein or ownership thereof, including through administrative processes or litigation, and we may be unable to successfully resolve any such conflicts in our favor or to our satisfaction. Moreover, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and other proprietary rights are evolving, and any changes in, or unexpected interpretations of, such standards may compromise our ability to enforce such rights.

We may, over time, increase our investment in protecting our intellectual property and other proprietary rights through additional trademark, patent and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain protection for our intellectual property and other proprietary rights and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights in terms of application and maintenance costs, and the time and costs required to defend our rights could be substantial. Our failure to develop and properly manage new intellectual property rights could hurt our business, financial condition, results of operations, and liquidity.

We may be subject to claims brought by third parties for alleged infringement, misappropriation or other violation of their intellectual property or other proprietary rights, which could cause us to incur significant costs and have a material and adverse effect on our business, financial condition, results of operations, and liquidity.

Our success depends, in part, on our ability to develop and commercialize our platform and services without infringing, misappropriating, or otherwise violating the intellectual property or other proprietary rights of third parties. From time to time, we may receive claims or otherwise become involved in disputes concerning intellectual property or other proprietary rights of third parties, which disputes may relate to our own intellectual property or other proprietary rights, or to intellectual property or other proprietary rights that we acquire or license from third parties, and we may not prevail in these disputes. Relatedly, competitors or other third parties may raise claims alleging that service providers or other third parties retained or indemnified by us, infringe on, misappropriate or otherwise violate such competitors’ or other third parties’ intellectual property or other proprietary rights. These claims of infringement, misappropriation or other violation may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all such alleged violations of such intellectual property or other proprietary rights. We also may be unaware of third-party intellectual property or other proprietary rights that cover or otherwise relate to some or all of our platform or services.

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Given the complex, rapidly changing and competitive technological and business environment in which we operate, including in the auto financing and fintech sectors, and the potential risks and uncertainties of intellectual property-related litigation, a claim of infringement, misappropriation or other violation against us may require us to spend significant amounts of time and other resources to defend against the claim (regardless of the merit of such claim and even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant intellectual property or other proprietary rights (temporarily or permanently), cease offering access to our platform or certain services, obtain a license (which may not be available on commercially reasonable terms or at all, may be non-exclusive, or may require substantial licensing or royalty payments), or redesign our services, platform or functionality therein, any of which could be costly, time-consuming or impossible. Any such claim may also damage our reputation and brand or otherwise substantially harm our business, financial condition, results of operations, and liquidity.

Some of the aforementioned risks of infringement, misappropriation or other violation are potentially increased due to the technology-intensive nature of our business. For instance, it has become common in recent years for certain third parties to purchase patents or other intellectual property assets for the sole purpose of making claims of infringement, misappropriation or other violation in an attempt to extract settlements from companies such as ours. In addition to the previously mentioned impacts of intellectual property-related litigation, while in some cases a third-party may have agreed to indemnify us for costs associated with intellectual property-related litigation, such indemnifying third-party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business, financial condition, results of operations, and liquidity.

Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover problems that prevent our software from operating properly. For example, errors or other design defects within the software on which we rely may result in failure to accurately predict a loan applicant’s creditworthiness, failure to comply with applicable laws and regulations, approval of sub-optimally priced loans, incorrectly displayed interest rates or other data to applicants, incorrectly charged interest to borrowers or fees to dealerships, failure to present or properly display regulatory disclosures to applicants for an extended period of time, failure to detect fraudulent activity on our platform (including a failure of our internal tools to verify consumer identities), a negative experience for consumers or dealerships, delayed introductions of new features or enhancements or failure to protect data or our intellectual property. If our proprietary software does not function reliably or fails to achieve borrower or dealership expectations in terms of performance, we may lose or fail to grow borrower or dealership usage and consumers could assert liability claims against us. This could damage our reputation and impair our ability to attract or maintain relationships with our consumers and third parties.

Our operating systems or infrastructure, as well as those of our service providers or others on whom we rely, could fail or be interrupted, which could disrupt our business and adversely affect our business, financial condition, results of operations, and liquidity.

We rely heavily upon communications, data management and other systems and infrastructure, such as cloud-based services, to conduct our business and operations, including to store, retrieve, process and manage substantial amounts of information, which creates meaningful operational, financial and business risks for us. In particular, we rely on the software and services provided by Amazon Web Services, or AWS, Plaid, and Salesforce in the operation of our business, pursuant to ordinary course agreements. While we have redundancies in place for third-party service providers such as these and others on whom we rely, any failure of or interruption in these systems or infrastructure, or those of our service providers or others on whom we rely, including as a result of inadequate or failed technology or processes, unplanned or unsuccessful updates to technology, sudden

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increases in transaction volume, human errors, fraud or other misconduct, energy or similar infrastructure outages, disruptions in communications networks or systems, natural disasters, catastrophic events, pandemics, acts of terrorism, political or social unrest, external or internal security breaches, acts of vandalism, cyberattacks (including computer viruses and malware), misplaced or lost data or breakdowns in business continuity plans, could cause failures or delays in receiving or processing applications for loans, accessing online accounts, processing transactions, communicating with our consumers, conducting collection activities or otherwise conducting our business and operations. These adverse effects could be enhanced by the use of data tools and further exacerbated if systems or infrastructure need to be taken offline or meaningfully repaired, if backup systems or infrastructure are not adequately redundant and effective for the conduct of our business and operations, or if technological or other solutions do not exist or are slow to be developed.

As a company with a meaningful dependence on a select number of service providers, we are susceptible to increased business, reputational, financial, regulatory and other harm. Our platform is cloud-based, and as such, we rely on certain service providers. In some cases, our service providers are one of a limited number of sources from which the relevant services can be obtained. For example, we rely on service providers to host our underwriting and collection platform, our data warehouse and our CRM platform. In addition, we pull data into our system from credit bureaus and financial data, and automobile asset information from other service providers. While we have redundancies in place for third-party service providers and others on whom we rely, any significant disruption of, limitation of our access to, or other interference with our use of, such third-party services would negatively impact our operations and could seriously harm our business. In addition, any transition of services currently provided to us by service providers to different service providers would require significant time and expense and could disrupt or degrade access to our platform. Our business relies on the availability of our platform for our users and consumers, and we may lose users or consumers if they are not able to access our platform or encounter difficulties in doing so. In the event these service providers fail to provide their services adequately, including as a result of financial difficulty or insolvency, errors in their systems, outages or events beyond their control, or refuse to provide these services on terms acceptable to us or at all, and we are not able to find suitable alternatives, our business, financial condition and results of operations may be adversely affected. Further, to the extent that the systems or infrastructure of service providers or others are involved, we may have little or no knowledge, control or influence over how and when failures or delays are addressed. Additionally, if we fail to comply with our obligations under our agreements with our service providers, if we are unable to renew such agreements on reasonable terms (or at all), or if our service providers terminate such agreements, our operations could be disrupted which could have a materially adverse impact on our business, financial condition, results of operations, and liquidity.

In addition, in the event of failure or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Similarly, while in some cases a service provider may have agreed to indemnify us for certain costs, such indemnifying service provider may refuse or be unable to uphold its contractual obligations. Our disaster recovery plan has not been tested under all possible disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. Moreover, even when a failure of or interruption in systems or infrastructure is timely resolved, we may need to expend substantial resources in doing so, may be required to take actions that could adversely affect customer satisfaction or behavior and may be exposed to reputational damage. We also could be exposed to contractual claims, supervisory or enforcement actions or litigation by private plaintiffs.

We face a wide array of cybersecurity risks that could result in business, reputational, financial, regulatory and other harm to us.

Our systems and infrastructure, as well as those of our service providers or others on whom we rely, are subject to cybersecurity risks that are rapidly evolving and increasing in scope, complexity and frequency. This is due, in part, to the introduction of new technologies, the continued expansion of the use of internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and the increased sophistication and activities of hostile state-sponsored actors, organized crime, perpetrators of

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fraud, hackers, terrorists and others. We, along with other financial companies, our service providers and others on whom we rely, are expected to continue to be the target of cyberattacks, which could include computer viruses, malware, malicious or destructive code, social engineering (including phishing or spear phishing attacks), denial-of-service or denial-of-information attacks, ransomware, identity theft, access violations by employees or vendors, attacks on the personal email of employees and ransom demands accompanied by threats to expose security vulnerabilities. Risks relating to cyberattacks on our service providers and other third parties, including supply-chain attacks affecting our software and information-technology providers, have been rising as such attacks become increasingly frequent and severe. The development of new technologies, including data tools, as well as the utilization of decentralized technology infrastructures (such as our utilization of cloud computing) and software-defined networks, could expose us to additional cybersecurity risks. We, our service providers and others on whom we rely are also exposed to more traditional security threats to physical facilities and personnel.

These security risks could result in business, reputational, financial, regulatory and other harm to us. For example, if sensitive, confidential or proprietary data or other information about us or our borrowers, dealerships, employees or third parties were improperly disclosed, accessed or destroyed because of a security breach, we could experience severe business or operational disruptions, reputational damage, contractual claims, supervisory or enforcement actions or litigation by private plaintiffs, including for identity theft or other damages resulting from data breach involving PII, including sensitive credit information, or misuse of their PII and possible financial liability. As a lending company, we may face heightened pressure to resolve security breaches more expeditiously to prevent or mitigate a loss of customer confidence, and, should we fail to do so, our viability as a going concern could be threatened. As threats inevitably evolve, we expect to continue experiencing increased scrutiny of our security frameworks and protocols by supervisory authorities and others and to continue expending significant resources to enhance our defenses, educate our employees, monitor and support the defenses established by us, our service providers and others on whom we rely, and investigate and remediate incidents and vulnerabilities as they arise or are identified. Even so, we may not be able to anticipate or implement effective preventive measures against all security breaches, especially because techniques change frequently, attacks can be launched with no warning from a wide variety of sources around the globe, and attackers often need few resources to extensively probe and exploit vulnerabilities over lengthy periods of time. A sophisticated breach, moreover, may not be identified until well after the attack has occurred and the damage has been caused.

We also could be adversely affected by security risks faced by others. For example, a cyberattack or other security breach affecting a service provider or another entity on whom we rely could negatively impact us and our ability to conduct business and operations just as much as a breach affecting us directly. Further, in such a circumstance, we may not receive timely notice of, or sufficient information about, the breach or be able to exert any meaningful control or influence over how and when the breach is addressed. In addition, a security threat affecting the business community, the markets or parts of them may cycle or cascade through the financial system and harm us. The mere perception of a security breach involving us or any part of the financial services industry, whether or not true, could also damage our business, financial condition, results of operations, liquidity, and reputation.

We are heavily reliant on technology, including data tools, and a failure in effectively implementing technology initiatives, anticipating future technology needs or demands, or maintaining technology or rights or interests in associated intellectual property could adversely affect our business, financial condition, results of operations, and liquidity.

We significantly depend on technology, including data tools, to deliver our lending services, operate our platform and to otherwise conduct our business and operations. To remain technologically competitive and operationally efficient for new and existing services and platforms, we invest in system upgrades and enhancements, new solutions, research and development, cloud-based services and other technology initiatives. Many of these initiatives take a significant amount of time to develop and implement, are tied to critical systems,

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and require substantial financial, human and other resources. Although we take steps to mitigate the risks and uncertainties associated with these initiatives, they are not always implemented on time, within budget or without negative financial, operational or customer impact and do not always perform as we or our consumers expect, and no assurance can be provided that initiatives in the future will be or will do so. We also may not succeed in anticipating or keeping pace with future technology needs, the technology demands of consumers or the competitive landscape for technology, or in the marketing surrounding such technology to our existing or new consumers. For example, we face significant competition from other companies that are developing their own lending services and technologies utilizing data tools or similar technologies. Those other companies may develop services and technologies utilizing data tools that are similar or superior to our services and technologies or are more cost-effective to develop and deploy. If we were to misstep in any of these areas, our business, financial results or reputation could be negatively impacted. Our use of systems and other technologies also depends on rights or interests in the underlying intellectual property, which we or our service providers may own or license.

Our software platform contains, and may in the future contain, open source software, which may pose particular risks to our proprietary software and services in a manner that could have a material and adverse effect on our business, financial condition, results of operations, and liquidity.

We use open source software in connection with our software platform and anticipate using open source software in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform, including requiring us to disclose our proprietary source code to the public. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such a use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms can be ambiguous. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering our platform unless and until we can re-engineer such source code in a manner that avoids infringement. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technology that is similar to or better than ours. Any of the foregoing could have a material adverse effect on our business, results of operation, financial condition, and liquidity.

Risk Relating to Financing and Indebtedness

Our inability to obtain additional capital could have an adverse effect on our business and ability to perform.

Our operations require significant amounts of capital. To fund our operations, we have borrowed, and will continue to borrow funds and enter into debt financing and complete securitizations or other structured finance transactions. At some point in the future, we may require additional capital to fund operations and the retirement of debt obligations as they mature, as well as to pursue our business objectives and growth strategy and to respond to business opportunities, challenges or unforeseen circumstances, including supporting our lending operations, increasing our marketing expenditures to attract new consumers and dealerships, enhancing our operating infrastructure and potentially acquiring complementary businesses and technologies, and complying

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with any increased regulatory requirements. Our ability to access capital and credit may be significantly affected by disruption in the U.S. credit markets and any potential credit rating downgrades on our debt. In addition, the risk of volatility and uncertainty surrounding the macroeconomic environment has created and could continue to create significant volatility in, and uncertainty around access to the capital markets. Our ability to obtain additional capital is also dependent upon our future operating performance and the overall performance of our loan portfolio and servicing operations as well as other factors, many of which are outside of our control, including general economic conditions, competitive factors, general conditions in the credit markets, the size and liquidity of the secondary market for securitizations and other factors. Moreover, even if we are able to obtain additional capital, any of these factors may result in us obtaining financing on less favorable terms than our existing financings. If we are unable to complete additional securitization transactions or unsecured debt offerings on a timely basis or upon terms acceptable to us or otherwise access other sources of liquidity, our ability to fund our operational requirements and satisfy our financial obligations, among other things, may be adversely affected.

We rely on borrowings under warehouse credit facilities, term loan facilities and, asset-backed securitizations and sales of loans to investors to fund certain aspects of our operation.

To support our business model and the growth of our business, we must maintain a variety of funding arrangements, including warehouse credit facilities and term loan facilities through our bankruptcy remote SPVs and asset-backed securitization transactions. As of December 31, 2024, we had outstanding borrowings of $484.9 million under the various warehouse credit facilities, $118.6 million outstanding under the term credit facility and $774.9 million outstanding of asset-backed term debt. These facilities are generally non-recourse to Lendbuzz, Inc., but in some instances, we provide limited guarantees of our loan servicer subsidiary’s obligations pursuant to these agreements and in some cases guarantee a small portion of the borrowings thereunder. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We cannot be sure that these funding sources will continue to be available on reasonable terms or at all. Events of default or breaches of financial, performance or other covenants, or worse than expected performance of certain pools of loans underpinning our asset-backed securitizations or other debt facilities, could result in the reduction or termination of our access to such funding, could increase our cost of such funding or, in some cases, could give our lenders the right to require repayment of the loans prior to their scheduled maturity. Certain of these covenants are tied to our consumer default rates, which may be significantly affected by factors, such as economic downturns or general economic conditions, that are beyond our control and beyond the control of individual consumers. In addition, we use deconsolidated asset backed securitizations and sales of whole loans to third-party investors in part to balance our on-balance sheet credit risk through the mix of loans that we include in these transactions and the level of credit risk those loans bear. Our on-balance sheet credit risk could deteriorate if we are unable to include loans with a similar or higher overall credit risk in those transactions as those we are able to include today due to market conditions, worse than expected performance of our existing securitizations and debt financing arrangements and general economic conditions, many of which are outside of our control. In addition, our term credit facility contains (a) certain covenants and restrictions that limit our and our subsidiaries’ ability to, among other things: incur additional debt; create liens on certain assets; pay dividends on or make distributions in respect of our capital stock or make other restricted payments; and consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with their affiliates, and (b) certain financial maintenance covenants that require us to not exceed a specified leverage ratio and to maintain a minimum level of unrestricted cash while any borrowings under the revolving credit facility are outstanding.

Further, our indebtedness could have important consequences, including the following:

•

it may require us to dedicate a larger portion of our cash flows from operations to pay our indebtedness, which reduces the funds available for other purposes, including loan receivable originations and capital returns;

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•	it may limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing regulatory, business, and economic conditions;

•	it may limit our ability to incur additional borrowings or securitizations;

•	it may require us to seek to change the maturity, interest rate and other terms of our existing debt;

•	it may place us at a competitive disadvantage to competitors that are not as highly leveraged;

•	it may cause a downgrade of our asset-backed securities ratings; and

•	it may cause us to be more vulnerable to periods of negative or slow growth in the general economy or in our business.

Our securitizations may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing.

We cannot give assurance that we will be able to complete additional securitizations if the securitization markets become constrained. In addition, the value of any subordinated securities or risk retention securities that we may retain in our securitizations might be reduced or, in some cases, eliminated because of adverse changes in economic conditions or the financial markets.

Lendbuzz Funding LLC currently acts as the servicer with respect to the warehouse lines of credit, securitization trusts and forward flows that we use to fund our operations. If Lendbuzz Funding LLC defaults on its servicing obligations, an early amortization event could occur with respect to the relevant asset-backed securities and Lendbuzz Funding LLC could be replaced as servicer. Servicer defaults include, for example, the failure of the servicer to make any payment, transfer or deposit in accordance with the securitization documents, a breach of representations, warranties or agreements made by the servicer under the securitization documents and the occurrence of certain insolvency events with respect to the servicer. Such an early amortization event could damage our reputation and have materially adverse consequences on our liquidity and funding costs. Moreover, we can provide no assurance that we would have adequate cash or other qualifying assets available to satisfy such accelerations. If we were required to satisfy such accelerations of our asset-backed securities and if we do not have adequate liquidity to fund such accelerations, it would have a material adverse effect on our business, results of operations, financial condition, and liquidity. Even if we have adequate liquidity to fund such accelerations, we may not have adequate liquidity or capital remaining to continue to service our existing loans, make new loans, or otherwise operate our business, which would have a material adverse effect on our business, results of operations, financial condition, and liquidity.

Rating agencies may also affect our ability to execute a securitization transaction or increase the costs we expect to incur from executing securitization transactions. KBRA and Moody’s currently rate our outstanding asset-backed securities. However, rating agencies can change these ratings at any time or could alter their ratings processes or criteria after we have accumulated loan receivables for securitization in a manner that effectively reduces the value of those loan receivables, either of which could limit our ability to access the capital markets, increase our financing costs or otherwise require that we incur additional costs.

Further, other matters, such as (1) accounting standards applicable to securitization transactions and (2) capital and leverage requirements applicable to banks and other regulated financial institutions’ asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake- securitization transactions. In addition, compliance with certain regulatory requirements, including but not limited to the Dodd-Frank Act and the Investment Company Act, may affect the type of securitizations that are completed and investors that we are able to market to.

Additionally, although each of our bankruptcy remote SPVs has been structured in a manner intended to ensure that it is neither subject to tax as a corporation for U.S. federal income tax purposes nor subject to certain

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U.S. federal tax withholding obligations, and each has received advice from tax counsel to that effect, there can be no complete assurance that none of them will be subject to U.S. corporate income tax or those withholding obligations. If any of our SPVs were determined to be subject to U.S. corporate income tax, or to be subject to these withholding obligations, our consolidated results of operations, and our ability to complete additional securitizations, would be negatively affected.

If it is not possible or economical for us to securitize our loan receivables in the future, we would need to seek alternative financing to support our operations and to meet our existing debt obligations, which may be less efficient and more expensive than raising capital via securitizations and may have a material adverse effect on our business, financial condition, results of operations, and liquidity.

We may be required to indemnify or repurchase loan receivables from purchasers of loan receivables that we have sold or securitized, or which we will sell or securitize in the future, if our loan receivables fail to meet certain criteria or characteristics or under other circumstances, which would adversely affect our business, financial conditions, results of operations, and liquidity.

We have securitized a large part of our auto loan portfolio. In addition, we have sold loan receivables from time to time. The documents governing our loan receivable sales and securitizations contain provisions that require us to indemnify the purchasers of securitized loan receivables, or to repurchase the affected loan receivables, under certain circumstances. While our sale and securitization documents vary, they generally contain customary provisions that may require us to repurchase loan receivables if:

•	our representations and warranties concerning loan receivable quality and circumstances are inaccurate;

•	there is borrower fraud;

•	we fail to comply, at the individual loan receivable level or otherwise, with regulatory requirements; and

•	we fail to properly underwrite or service a loan in accordance with our policies.

As a result of the current market environment, we believe that many purchasers of auto loans (including through securitizations) are particularly aware of the conditions under which originators must indemnify purchasers or repurchase loan receivables, and would benefit from enforcing any repurchase remedies that they may have. At its extreme, our exposure to repurchases or our indemnification obligations under our representations and warranties could include the current unpaid balance of all loan receivables that we have sold or securitized and which are not subject to settlement agreements with purchasers. Such repurchases could have a negative effect on our liquidity and lead to us taking on more credit risk, and our business, financial condition, results of operations, and liquidity could be adversely affected.

Our use of derivatives exposes us to credit and market risks.

From time to time, we may enter into derivative financial instruments for economic hedging purposes, such as managing our exposure to interest rate risk. By using derivative instruments, we are exposed to credit and market risks, including the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost, default risk, and the risk of insolvency or other inability of the counterparty to a particular derivative financial instrument to perform its obligations.

Risks Relating to Our Common Stock and this Offering

The requirements of being a public company may strain our resources and distract our management, which could adversely affect our business, financial condition, results of operations, and liquidity.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission, or SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition, results of operations, and liquidity.

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As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, result of operations, financial condition, and liquidity.

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the      or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	network outages, operating system or infrastructure failures or incidents relating to privacy, data protection or cybersecurity;

•	regulatory developments;

•	litigation and governmental investigations; and

•	general economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

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The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have outstanding      shares of common stock,     shares of common stock reserved for future issuance under our equity compensation plans,    shares of our common stock issuable upon exercise of outstanding warrants and options to purchase      shares of common stock. Our directors, executive officers and holders of substantially all of our common stock, including the selling stockholders, will be subject to the lock-up agreements described in the section titled “Underwriting” and the Rule 144 holding period requirements described in the section titled “Shares Eligible for Future Sale.” After all of these lock-up periods have expired and the holding periods have elapsed,      additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately   % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us.

On completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for, among other things:

•	a staggered board and restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice requirements for stockholder proposals.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire.

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Delaware law may delay or prevent a change in control, and may discourage bids for our common stock at a premium over its market price.

We are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2⁄3% of the shares of voting stock not owned by the stockholder approve the merger or transaction. These provisions of Delaware law may have the effect of delaying, deferring or preventing a change in control, and may discourage bids for our common stock at a premium over its market price.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2024, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $    per share in pro forma as adjusted net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

We also have approximately     outstanding stock options to purchase common stock with exercise prices that are below the assumed initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution. Furthermore, if the underwriters exercise their option to purchase additional shares, if we issue additional awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business, financial condition, results of operations, liquidity, and reputation.

As a public company, we will be required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and make a formal assessment of the effectiveness of our internal controls over financial reporting beginning with our second annual report on Form 10-K to be filed in 2027.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an

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adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our business, financial condition, results of operations, liquidity, and reputation.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed and the market price of our common stock could decline.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative claim or cause of action brought on our behalf;

•	any claim or cause of action asserting a breach of fiduciary duty;

•	any claim or cause of action against us arising under the Delaware General Corporation Law;

•	any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any claim or cause of action against us that is governed by the internal affairs doctrine.

The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

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Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business, financial condition, results of operations, and liquidity.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to increase our revenue and maintain levels of revenue growth and our opportunity for margin expansion;

•	our ability to retain and grow our relationships with consumers and dealerships;

•	our ability to hire and maintain quality sales personnel while decreasing marginal cost and overhead;

•	our ability to expand our consumer and dealership reach;

•	general economic conditions and uncertainties affecting markets in which we operate and economic volatility that could adversely impact our business;

•	our ability to compete successfully in our industry against current and future competitors;

•	our ability to comply with existing, modified, or new laws and regulations applicable to our business, and potential harm to our business as a result of those laws and regulations;

•	our ability to manage our credit risk;

•	our ability to maintain our credit rating on our bonds and decrease cost of funds;

•	the availability of our funding sources;

•	fluctuations in our operating results and key operating metrics, including expectations about seasonality;

•	our expectation to continue to invest in developing our AI models and platform functionalities;

•	failure to maintain, enhance, and protect our brand;

•	our ability to effectively and timely price and score credit risk using our proprietary AI risk model;

•	our ability to grow our share of the auto sales among credit invisibles and near prime borrowers;

•	our ability to innovate and build new impactful products;

•	our ability to expand to new markets;

•	our ability to improve upon and expand use of our point-of-sale platform;

•	our estimated total addressable market; and

•	our anticipated use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

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Confidential Treatment Requested by Lendbuzz Inc.

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You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results and performance, and events and circumstances may be materially different from what we expect.

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Confidential Treatment Requested by Lendbuzz Inc.

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MARKET, INDUSTRY, AND OTHER DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. We have not commissioned any of the industry reports or any other sources to which we refer in this prospectus and have no relationship with any of the authors of such reports or sources. For example, we rely on an industry report from Foureyes, an automotive data platform that produces annual Automotive Dealer Benchmarks Reports that analyze data from dealership website traffic to produce dealership industry sales and marketing benchmarks against which dealerships can compare their results. The dealership quotes within this prospectus were sourced by calling dealerships who use Lendbuzz, asking for their testimonials, and receiving consent to include their quotes and the job description of the persons who made these statements. No consideration was paid for any of these quotes. Some data and other information contained in this prospectus is also based on management’s estimates and calculations, which are derived from their review and interpretation of independent sources. For example, our dealership NPS is calculated based on surveying our dealerships’ satisfaction with us through our dealership portal. Our dealership NPS of 79, was calculated based on the responses we received from those surveys during the year ended December 31, 2023. We have also conducted a survey of our consumers’ satisfaction with our product and experience during August 2023, which resulted in our consumer NPS of 72.

Industry and government publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, we have not independently verified any third-party information and this information could prove to be inaccurate or incomplete. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

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Confidential Treatment Requested by Lendbuzz Inc.

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USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $  million, or approximately $  million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming an initial public offering price of $  per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by approximately $  million (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). Each increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions, by approximately $  million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may use a portion of the net proceeds to repay all or a portion of any outstanding principal and interest under a $50.0 million committed line of credit with Bank Hapoalim B.M., or Lender, which we entered into on March 31, 2023, as amended on June 3, 2024, that may be used for repayment of existing loans, working capital and general corporate purposes. The line of credit bears an interest rate of prime plus 1.25% per annum or Term SOFR plus 4.00% per annum, as may be selected by the Lender and matures on May 29, 2026. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

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Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. The amounts available to us to pay cash dividends are restricted by covenants in or other terms of our existing credit facilities, and may be restricted in the future by covenants in or other terms of our future credit facilities, other debt, or preferred securities. The declaration and payment of dividends will be at the discretion of our board of directors and will depend on various factors, including our results of operations, financial condition, cash requirements, prospects, and other factors deemed relevant by our board of directors.

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Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2024:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the issuance of    shares of our voting and non-voting common stock upon the automatic conversion of all shares of our outstanding voting and non-voting convertible preferred stock (which includes shares of voting convertible preferred stock underlying the warrant outstanding as of December 31, 2024, with an exercise price of $     per share) and (2) the reclassification of all shares of our voting and non-voting common stock into shares of common stock on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (1) the pro forma adjustments set forth above and (2) reflect the issuance and sale by us of  shares of common stock by us in the offering at an assumed initial public offering price of $  per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us).

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Confidential Treatment Requested by Lendbuzz Inc.

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The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2024
	Actual	Pro Forma	Pro forma As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$39,350	$	$

Long-term debt:
Secured financing, net	484,870
Term credit facility, net	118,641
Asset-backed term debt, net	774,863

Total debt	$1,378,374

Stockholders’ equity:
Voting convertible preferred stock, $0.001 par value per share, 44,690,490 shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	44
Non-voting convertible preferred stock, $0.001 par value per share, 1,078,860 shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1
Preferred stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Voting common stock, $0.001 par value per share, 65,555,190 shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	14
Non-voting common stock, $0.001 par value per share, 1,078,860 shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 per value share, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	189,219
Retained earnings (accumulated deficit)	41,581

Total stockholders’ equity	$230,859	$	$

Total capitalization	$1,609,233	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $  per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $  million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Each increase

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Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

(decrease) of 1,000,000 shares of common stock offered by us at the assumed initial public offering price of $  per share would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $  million, after deducting the estimated underwriting discounts and commissions.

The pro forma and pro forma as adjusted number of shares of common stock to be outstanding after this offering is based on  shares of common stock outstanding as of December 31, 2024 on a pro forma basis, which includes (1) the issuance of   shares of our voting and non-voting common stock upon the automatic conversion of all shares of our outstanding voting and non-voting convertible preferred stock (which includes shares of voting convertible preferred stock underlying the warrant outstanding as of December 31, 2024, with an exercise price of $     per share) and (2) the reclassification of all shares of our voting common stock into shares of common stock on a one-for-one basis immediately prior to the completion of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2024, with a weighted-average exercise price of $ per share

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2024;

•	shares of our common stock issuable upon the vesting of RSUs granted under our 2019 Equity Incentive Plan as of December 31, 2024;

•	shares of our common stock issuable upon the vesting of RSUs granted under our 2019 Equity Incentive Plan after December 31, 2024;

•

  shares of our common stock reserved for future issuance under our 2025 Omnibus Incentive Plan as well as any future increases in the number of shares of our common stock reserved for future issuance under our 2025 Omnibus Incentive Plan; and

•

  shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan as well as any future increases in the number of shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan.

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DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing stockholders.

Our historical net tangible book value as of December 31, 2024 was $  or $   per share of voting common stock. Our pro forma net tangible book value as of December 31, 2024 was $  or $  per share of common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding as of December 31, 2024, on a pro forma basis, after giving effect to (1) the issuance of     shares of our voting and non-voting common stock upon the automatic conversion of all shares of our outstanding voting and non-voting convertible preferred stock (which includes shares of voting convertible preferred stock underlying the warrant outstanding as of December 31, 2024, with an exercise price of $    per share) and (2) the reclassification of all shares of our voting and non-voting common stock into shares of common stock on a one-for-one basis immediately prior to the completion of this offering.

After further giving effect to the sale by us of the  shares of common stock in this offering, at an assumed initial public offering price of $  per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma as adjusted net tangible book value as of December 31, 2024 would have been $  or $  per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $  per share and an immediate dilution to new investors of $  per share.

Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2024	$
Pro forma net tangible book value per share as of December 31, 2024	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after offering

Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $  , and the dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $  , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $  per share and decrease (increase) the dilution to investors participating in this offering by approximately $  per share, assuming that the assumed initial public offering price of $  per share remains the same, and after deducting the estimated underwriting discounts and commissions.

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Confidential Treatment Requested by Lendbuzz Inc.

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If the underwriters exercise their option to purchase additional shares of common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be approximately $  per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be approximately $  per share and the dilution per share to new investors would be $  per share, in each case assuming an initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of December 31, 2024, the differences between the number of shares of common stock purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculations below are based on an assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%
New investors
Total		100%		$	100%

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares of common stock. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by new investors will increase to  % of the total number of shares of our common stock outstanding after this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to    shares, or    % of the total number of shares of our common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors to    shares, or    % of the total number of shares of our common stock outstanding immediately after the completion of this offering.

The pro forma and pro forma as adjusted number of shares of common stock to be outstanding after this offering is based on  shares of common stock outstanding as of December 31, 2024 on a pro forma basis, which includes (1) the issuance of     shares of our voting and non-voting common stock upon the automatic conversion of all shares of our outstanding voting and non-voting convertible preferred stock (which includes shares of voting convertible preferred stock underlying the warrant outstanding as of December 31, 2024, with an exercise price of $    per share) and (2) the reclassification of all shares of our voting and non-voting common stock into shares of common stock on a one-for-one basis immediately prior to the completion of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2024, with a weighted-average exercise price of $ per share

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2024;

•	shares of our common stock issuable upon the vesting of RSUs granted under our 2019 Equity Incentive Plan as of December 31, 2024;

•	shares of our common stock issuable upon the vesting of RSUs granted under our 2019 Equity Incentive Plan after December 31, 2024;

•

  shares of our common stock reserved for future issuance under our 2025 Omnibus Incentive Plan as well as any future increases in the number of shares of our common stock reserved for future issuance under our 2025 Omnibus Incentive Plan; and

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•

  shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan as well as any future increases in the number of shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a financial technology company that utilizes artificial intelligence, or AI, and machine learning algorithms to better assess consumer credit risk and expand access to credit. We seamlessly process large sets of traditional data and alternative data through advanced computational approaches to more accurately predict a consumer’s creditworthiness. Our business benefits both consumers through expanded access to credit and auto dealerships via increased vehicle sales.

Our mission is to offer fair access to credit for underserved populations. Obtaining an auto loan has historically relied upon a traditional, paper-based process. The experience varies in complexity based on a consumer’s creditworthiness. Non prime consumers are typically required to complete a lengthy and cumbersome process. Further, lenders using traditional underwriting approaches often misprice those with limited to no traditional credit history, resulting in high rates and unattractive terms. This negatively impacts the consumer experience and dealership sales.

Our proprietary AI-powered solution efficiently analyzes thousands of data points to underwrite underserved consumers and drive credit outperformance. We serve consumers with thin and no credit files, or credit invisibles, and those traditionally called near prime (consumers with VantageScores® of 601-719). We estimate that, based on Oliver Wyman’s 2022 Financial Inclusion and Access to Credit report and VantageScore’s 2023 CreditGauge report, these groups collectively represent a market of over 119 million people in the U.S. or approximately 46% of the total U.S. adult population. We utilize our data and technology to build more robust financial profiles of these consumers, enabling us to more accurately identify those who are expected to generate better credit performance. We believe our machine learning models combined with the use of alternative data and data-driven credit decisioning, differentiates us from traditional lenders.

In addition to providing fair access to credit, we offer consumers a modern, digital lending experience. Friction is reduced for consumers as we engage with them through an entirely mobile-enabled digital process.

We acquire consumers through the U.S. auto dealership market, which serves as a scalable and efficient go-to-market channel and minimizes our customer acquisition costs. By expanding access to credit and providing a superior borrowing experience for credit invisibles and near prime consumers, we help our dealership partners expand their pool of potential consumers. Additionally, we have streamlined the loan application experience for dealerships through our proprietary dealership portal. As a result, our dealership partners are loyal, as demonstrated by our 100%+ dealership net dollar retention rate, which we have achieved consistently for 15 consecutive quarters as of December 31, 2024, historically leading to a strong source of recurring revenue.

The business launched in Boston, Massachusetts and has expanded from its initial focus on the northeast U.S. to originate in primarily six states, as of December 31, 2024, across the U.S. with a continued focus on growing Active Dealerships.

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We focus on three main pillars to drive performance:

Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance

We utilize our proprietary AI algorithms and machine learning models to analyze large sets of alternative data in order to more accurately assess the level of credit risk for each potential consumer. Our unique approach involves collecting thousands of data points per applicant, which allows us to build a robust financial profile for each consumer. Our models, which have been trained with over 154,000 data points, incorporate more than 2,000 attributes on a consumer, which are pulled seamlessly from APIs. These data points are analyzed using deep neural networks to effectively predict a consumer’s ability and willingness to repay their auto loan.

We collect data primarily from five sources at the application stage:

(1)

Bank account transactional level detail. We typically require consumers to link their bank accounts via a third-party API allowing us to acquire up to 18 months of consumer’s bank account transactions, including credit card transactions when available

(2)	Personal credit. Information such as employer, role, and educational attainment

(3)	Credit bureau. Individual tradelines and payment history

(4)	Vehicle information. Including car history, dealership selling the vehicle, make, model, year, mileage, down payment, and loan-to-value

(5)	Personal documents. Including, for example, a driver’s license

Our AI algorithms aggregate and transform the data collected, generating a proprietary credit profile that can be used to compare each applicant against thousands of prior consumers. This process produces the foundation of our underwriting – our proprietary AI Risk Analysis, or AIRA®, score which is calculated for all applications received. Since traditional credit scoring methods often have difficulty assessing the credit risk of credit invisibles and near prime consumers, we designed AIRA® to generate predictive power for these segments.

Streamlined Dealership POS Software Platform

Our custom designed auto dealership portal provides auto dealerships with the tools to better serve their consumers. Our portal provides both our dealership partners and our consumers with an enhanced end-to-end experience when purchasing and financing a vehicle.

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Our dealership portal is a modern e-commerce platform where our dealership partners submit the necessary information required for us to provide initial terms and ultimately a full approval. Loan applications may be started on our own custom-built portal or on DealerTrack© or RouteOne®, which are legacy platforms. Consumers and dealerships are able to provide all required credit application information electronically within minutes. While the time the entire process takes to complete can vary, as consumers compare and contrast different vehicle purchase options within and across dealerships, once the dealership and consumer have provided all necessary documentation to move forward, we typically fund over 70% of loans within eight hours. We believe this can take as long as a week for lenders with traditional paper-based processes. As of December 31, 2024, over half of our loan originations were started directly on our custom portal. All applications, regardless of which platform they are started, must be completed on our portal to receive a full approval. Additionally, since, according to Cox Automotive’s 2024 Car Buyer Journey Study, the average vehicle buyer visits more than two dealerships when purchasing a car, we believe our streamlined process provides significant value for our dealership partners, who are able to work with a consumer to complete the sale before the consumer leaves the dealership and risk losing the sale. We believe that as a result of both our fast funding and efficient process, by working with Lendbuzz, our dealership partners can both turn over their working capital faster and increase the total number of vehicles they can sell.

Enhanced Digital Customer Experience

In addition to redesigning the auto lending process to be entirely digital for the dealership, we have significantly reduced the friction for the consumer. We engage directly with consumers through an easy-to-use, digital experience. As discussed above, this contributes to faster data collection, underwriting, and ultimate closing of the sale, all benefitting the consumer experience. All information provided by the dealership, on behalf of the consumer, is transferred to the consumer’s loan application electronically. Consumers are engaged while at the dealership through a mobile-enabled digital process that is both more user friendly and faster compared to traditional paper-based processes.

Due to our strong credit outperformance, we have priced consumers in our target market lower than most of our competitors, despite the whole sector, including us, increasing our pricing due to higher interest rates. For more details on the recent interest rate trends in our portfolio, see the section titled “—Return on Average Assets and Average Equity.” Many of our competitors price no and thin credit file consumers at state maximum rates – ranging generally from 17% to 36%, according to the Conference of State Bank Supervisors, depending upon the state – compared to an average of 17% for us. Our lower pricing has helped drive a positive selection among consumers, further improving our credit performance. When we approve an application, our conversion rates have been 90%. We believe our more favorable auto loan pricing also enables consumers to afford a better vehicle.

Our Rapid Growth in Recent Years

We have experienced rapid growth in recent years. For the years ended December 31, 2022, 2023 and 2024, we originated $733.1 million, $1.1 billion and $1.5 billion in auto loans, respectively, representing year-over-year growth of 52% for the year ended December 31, 2023 and 38% for the year ended December 31, 2024. For the years ended December 31, 2022, 2023 and 2024, we had 814, 1,366 and 1,788 Active Dealerships, respectively, representing year-over-year growth of 68% for the year ended December 31, 2023 and 31% for the year ended December 31, 2024.

For the fiscal years ended December 31, 2022, 2023 and 2024, our Total revenue, net was $101.3 million, $175.4 million and $281.5 million, respectively, representing year-over-year growth of 73% and 61% for the years ended December 31, 2023 and 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, our net income was $15.0 million, $11.2 million and $22.8 million, respectively. For the years ended December 31, 2022, 2023 and 2024, our Adjusted EBITDA, a non-GAAP measure, was $19.5 million, $25.5 million and $44.4 million, respectively. For the years ended December 31, 2022, 2023 and 2024, our Adjusted Net Income, a non-GAAP measure, was, $14.2 million, $16.1 million and $28.1 million, respectively.

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For the years ended December 31, 2022, 2023 and 2024, our Adjusted EBITDA-FVO, a non-GAAP measure, was $32.7 million, $63.2 million, and $114.6 million, respectively. For the years ended December 31, 2022, 2023 and 2024, our Adjusted Revenue-FVO, a non-GAAP measure, was $105.6 million, $201.2 million and $338.6 million, respectively. See the section titled “—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net income, Adjusted EBITDA-FVO to net income, Adjusted Net Income to net income and Adjusted Revenue-FVO to Total revenue, net.

Our Financial Model

We generate revenue through multiple streams: (1) loan interest income, both from consumer auto borrowers and, to a much lesser extent, from dealerships who we provide floorplan lending, (2) loan origination fees, (3) ancillary product revenue from sales of GPS units and GAP waivers, and (4) loan sales that generate gains on sales of loans and servicing revenue. Our financial model is focused on achieving a target excess spread – revenue less the cost to finance our loans and net charge-offs. While we believe our best and most profitable model is to hold loans on our balance sheet and benefit from the excess spread, to support our diverse funding strategy and capital sources, we choose to sell a portion of our loans as well. Our cost of acquisition is the commission we pay dealerships on originated loans. Variable operating expenses include our sales teams, our operations teams, and the cost to service loans. Overhead expenses include the investments we make in our engineering, product development, technology, and R&D teams to ensure that we (1) continue to build an increasing and durable competitive advantage and (2) consistently add value to our borrowers and dealerships. Additionally, overhead costs include general and administrative costs such as finance, accounting, capital markets, compliance, and HR. We expect overhead costs to grow at a slower pace than originations and revenue as we increase scale.

Loan Servicing

Our auto loans are serviced using our custom developed loan servicing platform. As of December 31, 2024, we have a 63-person servicing team, with 23 team members supporting customer service and 40 team members supporting collections. In addition to our in-house servicing team, we work with third party collections firms. The third-party collections firms take inbound calls and make outbound calls with resources dedicated solely to Lendbuzz.

A significant percentage of consumers pay their loans via ACH autopay. Consumers can self-service, check their balance, and obtain payoff amounts using a custom developed portal. Additionally, consumers receive text and/or e-mail reminders before their ACH payment is due. Most early-stage collections conversations are treated with a customer service type approach. As delinquencies age, loans are serviced by a dedicated late-stage collections team using outbound calling and collection letters.

If consumers are unable to pay, since our loans are secured by vehicles, we typically begin repossession proceedings around 60 days past due. Our recovery rates have historically averaged over 70% due to: (1) our conservative loan terms, (2) conservative loan-to-values, (3) a requirement that a large portion of our loans have GPS systems installed to locate the vehicle, and (4) our dealership recourse program.

Key Factors Affecting Our Performance

Our performance has been and may continue to be affected by many factors, including those identified below, as well as factors discussed in the section titled “Risk Factors.”

Increasing Sales Penetration with Existing Dealerships

Once dealerships are signed onto our platform, they serve as a source of recurring auto loan originations. Dealerships often have a ramp period as they learn how to utilize our custom portal and grow accustomed to our process. Generally, that ramp period has taken between three and nine months for a dealership to reach consistent

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origination volume. The total amount of business we can generate from any particular dealership is driven by the dealership’s sales volume, the vehicles it sells, and the consumers it serves. Larger, mass market franchise dealerships, that primarily sell new vehicles, typically sell significantly more vehicles than smaller, independent dealerships that primarily sell used vehicles. However, we typically can generate a higher percentage of the total available financing business from smaller, independent dealerships who generally do not have access to captive auto lenders and large banks, as compared to larger, mass market franchise dealerships whose primary source of financing for their consumers are captive auto lenders and large banks. Franchise dealerships, as a percentage of our existing dealership network, has increased overtime. Franchise dealerships, as a percentage of our existing dealership network, have increased from 21% in the first quarter of 2022 to 57% in the fourth quarter of 2024. As of December 31, 2024, we have experienced 100%+ net dollar retention rates for 15 consecutive quarters, as calculated by taking the aggregate amount of loans originated by an active dealership in a twelve month period ended in the relevant quarter, divided by the amount such active dealership originated in the 13 to 24 months period preceding the start of the relevant period. We closely monitor dealership satisfaction through monthly dealership engagement reporting, an annual NPS, with a dealership NPS of 79 based on feedback received in 2023, and through feedback received by our sales representatives. We continually work to ensure satisfaction with our proprietary dealership portal through upgrades and improvements. Our ability to increase sales through our existing dealerships will depend on a number of factors, including our dealerships’ satisfaction with our platform, competition, pricing and overall changes in our dealerships’ businesses.

Expanding our Dealership Network

Our dealership network is a key driver of our growth. We focus extensively on growing our dealership network. We intend to drive new dealership growth by adding additional sales representatives in both new and existing geographies, which will expand our presence in existing geographies, expand our geographic target areas, increase brand awareness and drive greater adoption of our platform. We do not have dealership concentration in our current geographies, as the largest dealership accounts for less than 5% of our Aggregate Originations. We also plan to continue investing in building brand awareness within the auto dealerships industry. Our ability to expand our dealership network and to attract new dealerships will depend on a number of factors, including our ability to hire and train new sales representatives, the effectiveness and pricing of our platform, offerings of our competitors, brand awareness and the effectiveness of our marketing efforts.

Continued Improvements to Our AI Models

We focus on continually improving and enhancing our AI models. As is consistent with AI systems, our models benefit from the speed at which we are able to incorporate an ever-increasing volume of historical performance data. These constant updates improve the accuracy of our risk predictions and allow us to adjust in real-time as both macroeconomic and business conditions evolve. Beyond the ongoing accumulation of performance data, we make regular discrete improvements to our model accuracy by upgrading algorithms and incorporating new variables. We expect to continue to invest significantly in the development of our AI models and platform functionalities. We believe that ongoing improvements to our machine learning algorithms will allow us to further expand access to our platform and lower rates for our borrowers, which will continue to fuel our growth. Should the pace of these improvements slow down or cease, or should we discover forms of model upgrades which improve accuracy at the expense of volume, our growth rates could be adversely affected.

Credit Risk Management

Our credit performance is driven by the effectiveness and accuracy of AIRA®, our underwriting processes, monitoring and collection efforts, the financial condition of our consumers and dealerships, asset values, our risk appetite, and various macroeconomic considerations. To be approved, consistent with our underwriting policy, all consumers must display both an ability and willingness to repay their loan. The failure to effectively manage credit risk may have a direct and significant impact on our business, financial condition, results of operations, liquidity, and reputation.

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Our Mix of Funding Relationships

Our funding model is integral to the success of our business. We focus on ensuring a diverse set of funding sources to maximize flexibility and mitigate the impacts of changing market conditions. Newly originated loans are initially financed through warehouse facilities with our lending partners. As of December 31, 2024, we had $1.1 billion of committed capital from seven financial institutions including but not limited to JP Morgan, Goldman Sachs, Royal Bank of Canada, Regions Bank, Bank Hapoalim B.M., MUFG and Mizuho. We match the duration of the funds that we are raising to the duration of the loans we intend to hold on our balance sheet until maturity, and retain the credit risk, via securitizations or other term credit facilities. As of December 31, 2024, we have issued over $1.7 billion of bonds through our securitization program, in eight transactions to over 65 unique investors. Our most recent senior tranche of securitizations has been rated AAA by Kroll Bond Rating Agency and AA by S&P Global Ratings, and prior securitizations have all been rated investment grade as of December 31, 2024.

We sell a portion of our loans to whole loan buyers and other investors, through forward flow arrangements and securitization transactions. In these transactions we do not retain the credit risk. We sell loans on a servicing retained basis, generating an ongoing revenue stream from the resulting servicing fees. As of December 31, 2024, we have executed seven forward flow transactions through which investors have committed to purchase $1.4 billion in loans since we launched these programs in 2022. In December 2024, we executed a securitization transaction, which was not consolidated and transferred the credit risk to the buyers (except for the required risk retention) for $52 million of loans. These relationships provide significant diversification to our overall funding strategy.

We cannot be sure that these funding sources will continue to be available on reasonable terms, or at all, beyond the current maturity dates of our existing securitizations and debt financing arrangements, which could have an adverse effect on our competitive position, business, financial condition and results of operations.

Seasonality

Vehicle sales generally exhibit seasonality. Historically, the two peak seasons for auto sales are in the spring and the fall. In addition, delinquencies and defaults in all consumer credit asset classes, including auto loans, generally exhibit seasonality. Historically, delinquencies peak in January and February after the holiday shopping season, and then begin to fall in March and April in line with tax returns to a low in the summer. Delinquencies then begin to rise again through the following holiday shopping season. Due to our rapid growth, COVID-19 lockdowns, and new vehicle supply constraints, introduction and then removal of government stimulus, and rapid inflation, at times, our historical overall origination portfolio delinquency and defaults patterns have not reflected the general seasonality we expect of our business. As our business matures and markets continue to normalize, we expect to experience typical seasonal fluctuations in our quarterly operating results, which may not fully reflect the overall underlying performance of our business.

Key Operating Metrics

We collect and analyze operating and financial data of our business to measure and evaluate our operating performance, identify trends affecting our business, formulate financial projections and business plans, better assess our liquidity needs, and make strategic decisions. The following table presents certain key operating metrics:

	At or For the Year Ended December 31,
($ in thousands)	2022	2023	2024
Active Dealerships(1)	814	1,366	1,788
Aggregate Originations(2)	$733,064	$1,112,911	$1,536,134
Number of Loans Originated(3)	25,562	40,062	56,026
31+ Day Delinquency Rate(4)	2.24%	3.22%	4.13%
Annualized Net Charge-off Rate(5)	1.40%	1.59%	2.54%

(1)	We calculate Active Dealerships on a quarterly basis.

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(2)	We calculate Aggregate Originations on an annual and interim period basis.
(3)	We calculate Number of Loans Originated on an annual and interim period basis.
(4)	We calculate 31+ Day Delinquency Rate on an annual and interim period basis.
(5)	We calculate Annualized Net Charge-off Rate on an annual and interim period basis.

Active Dealerships

We define Active Dealerships as dealerships through which we have originated at least one loan to finance a borrower’s auto purchase during a given quarter. Our December 31 figures represent our Active Dealerships for the fourth quarter of the applicable year. We monitor this number as dealerships serve as our primary customer acquisition channel. We view dealerships as a recurring source of business and key driver of growth. Dealerships may transition between active and inactive over time. We generally interact with substantially more dealerships than those which are defined as active in any fiscal period, since not all dealerships that we are interacting with have originated loans during such period, and therefore were not defined as an Active Dealership for such period.

The number of Active Dealerships increased 68% from 814 in the quarter ended December 31, 2022, to 1,366 in the quarter ended December 31, 2023. The number of Active Dealerships increased 31% from 1,366 in the quarter ended December 31, 2023, to 1,788 in the quarter ended December 31, 2024. These increases were driven by an increase in our sales force, furthering penetration in existing geographies and the expansion of our geographic target area.

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Aggregate Originations

We define Aggregate Originations as the total principal balance of loans we originated during the relevant period. We measure Aggregate Originations to assess the overall scale of our platform. Aggregate Originations increased 52% to $1.1 billion for the year ended December 31, 2023, compared to the year ended December 31, 2022. Aggregate Originations increased 38% to $1.5 billion for the year ended December 31, 2024, compared to the year ended December 31, 2023. These increases were driven primarily by the growth in Active Dealerships.

Aggregate Originations by APR Band

Our consumer auto loans vary in lending terms and maturities. The following table presents the total and percent of Aggregate Originations by annual percentage rate, or APR, Band:

	For the Year Ended December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
Less than 9.0%	$86,413	11.8%	$38,567	3.5%	$25,929	1.7%
9.0% - 11.9%	100,532	13.7	114,718	10.3	94,874	6.2
12.0% -13.9%	71,320	9.8	87,048	7.8	130,247	8.5
14.0% -15.9%	208,406	28.4	75,531	6.8	79,768	5.2
16.0% - 17.9%	247,764	33.8	482,669	43.3	424,276	27.6
18.0% - 19.9%	18,404	2.5	303,701	27.3	706,746	46.0
20.0% or More	225	0.0	10,677	1.0	74,294	4.8

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Aggregate Originations by Original Loan Term

The following table presents the total and percent of Aggregate Originations by original loan term:

	For the Year Ended December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
0 – 36 months	$20,483	2.8%	$22,652	2.0%	$28,864	1.9%
48 months	39,098	5.3	47,130	4.2	57,924	3.8
60 months	376,346	51.4	487,233	43.8	500,037	32.6
66 months	3,101	0.4	9,617	0.9	13,619	0.9
72 months	294,036	40.1	546,279	49.1	935,690	60.8

Aggregate Originations by AIRA® Score Band

We closely monitor the credit quality of our loan originations. We primarily measure the credit risk of these originations by the borrower’s AIRA® score (reflected in the graph below).

The following table presents Aggregate Originations by AIRA® score band:

	For the Year Ended December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
300 – 385	$43,814	6.0%	$31,742	2.9%	$5,572	0.4%
386 – 450	72,844	9.9	110,033	9.9	217,391	14.2
451 – 575	176,169	24.0	304,691	27.4	497,030	32.3
576 – 699	187,418	25.6	308,706	27.7	430,542	28.0
700 +	252,819	34.5	357,739	32.1	385,599	25.1

In terms of credit risk, as shown in the following chart that presents 31+ Day Delinquency Rate by AIRA® Score Band, the lower the AIRA® score, the higher the credit risk is and the greater the 31+ Day Delinquency Rate becomes. We utilize a risk-based pricing schema where higher risk borrowers generally receive higher prices and lower risk borrowers generally receive lower prices.

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Originations by Dealership Vintage

We assign dealerships to dealership vintages based on when they originated their first loan with us. The chart below displays originations by each respective dealership vintage. While there has been volatility due to the impacts of the COVID-19 lockdowns, in general, once a dealership vintage has ramped to consistent origination volume, which has taken between three and nine months, we have experienced a 100%+ net dollar retention rates as each vintage has continued to produce about the same amount of loan originations, or more, as it did in prior years. As of December 31, 2024, we have experienced 100%+ net dollar retention rates for 15 consecutive quarters. Our 100%+ net dollar retention rate has accelerated our growth, as our sales representatives can focus on expanding the dealership network each year, instead of replacing the existing base. As of December 31, 2024, the 2024 vintage is our largest vintage in its initial year, primarily driven by the increase in our sales force. For more information about our net dollar retention rates and origination volume by dealerships, see the section titled “—Key Factors Affecting Our Performance—Increasing Sales Penetration with Existing Dealerships.”

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Originations by Dealership Vintage chart is not inclusive of all originations. The chart excludes loans originated without a dealership partner. Additionally, dealerships from the 2016 and 2017 vintages have been excluded due to inconsistent data collection.

Number of Loans Originated

We measure the Number of Loans Originated to help inform us of our penetration into the market. The Number of Loans Originated increased 57% to 40,062 for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The Number of Loans Originated increased 40% to 56,026 for the year ended December 31, 2024, as compared to the year ended December 31, 2023. These increases were primarily driven by growth in Active Dealerships. Asset values have declined from their peak in January 2022, resulting in a lower average loan amount in 2023, than 2022, and slightly lower Aggregate Originations growth than Number of Loans Originated in 2023, relative to 2022. During 2024, asset values remained similar to their levels at the end of 2023, resulting in similar average loan amounts to the prior year.

31+ Day Delinquency Rate

We consider our consumer auto loans to be delinquent once they are 31 or more days past due in line with standard auto lending industry practice. We calculate 31+ Day Delinquency Rate as the total amount of principal balance on loans held on the balance sheet that are 31 days or more past due, divided by the outstanding principal balance for loans held on the balance sheet as of the date of measurement. We measure 31+ Day Delinquency Rate to help us monitor early delinquency and default trends in our credit performance. The 31+ Day Delinquency Rate increased 98 basis points to 3.22% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The 31+ Day Delinquency Rate increased 91 basis points to 4.13% for the year ended December 31, 2024, as compared to the year ended December 31, 2023. These increases have been in response to macroeconomic conditions, including the significant increase in interest rates during 2022 and 2023, and the industry-wide increase in consumer auto delinquencies following the end of COVID-19 lockdowns and the ending of government stimulus, which had previously provided consumers with additional funds and resulted in increased consumer spending, and the impact on consumers of accelerated inflation.

As of December 31, 2024, consumer auto delinquencies and net charge-offs, industry wide, are among the highest they have been in the past decade or more, and as shown in the graph under “Business—The Lendbuzz

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Solution—Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance,” 31+ day delinquencies have increased relatively steadily since the beginning of 2023, particularly in the subprime sector. We have also seen increases in our delinquencies and net charge-offs, as discussed above. As shown under “—Aggregate Originations—Aggregate Originations by AIRA® Score Band,” we have seen delinquencies and net charge-offs increase in all AIRA® score bands, with more significant increases in customers in the lowest AIRA® score band and only minimal increases in the highest AIRA® score band. In the aggregate, our delinquencies and net charge offs have increased only modestly more than businesses serving the prime sector and significantly less than those serving the non-prime sector. We believe this outperformance has been driven by AIRA®. As discussed in “—Continued Improvements to our AI Models”, we are focused on continually incorporating updated performance information and making discrete improvements in AIRA® to improve the accuracy of our risk predictions and to allow us to adjust in real-time as both macroeconomic and business conditions evolve. In addition to the ongoing updates in AIRA®, in response to the increases in delinquencies and net charge-offs, during 2023, our management credit committee opted to tighten our underwriting criteria. As a result, for the year ended December 31, 2024, we declined approximately 39% more applications than we did in the year ended December 31, 2022. During 2024, we have not made any material changes to our underwriting criteria. This combination of credit monitoring and underwriting changes by our management credit committee and ongoing updates to AIRA® allows us to continually adjust our credit appetite and we believe has driven credit outperformance within our portfolio.

Annualized Net Charge-off Rate

We define Annualized Net Charge-off Rate as the total amount of principal balance charged-off for loans held on balance sheet during the period, less any recoveries collected on all prior charged-off loans held on balance sheet during the same period, divided by the average outstanding principal balance during the period for loans held on balance sheet, annualized. Consistent with our charge-off policy, we charge-off loans when they reach 120 days past due. We measure Annualized Net Charge-off Rate to help us monitor credit losses in our portfolio. Our Annualized Net Charge-off Rate increased 19 basis points to 1.59% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Our Annualized Net Charge-off Rate increased 95 basis points to 2.54% for the year ended December 31, 2024, as compared to the year ended December 31, 2023. These increases have primarily been driven by the same macro trends as those that drove the increases in the 31+ Day Delinquency Rates, including the significant increase in interest rates in 2022 and 2023. Despite those increases in delinquency and net charge-offs, our AIRA® score has allowed us to generally outperform traditional lenders with respect to our target population. See the section titled “Business—The Lendbuzz Solution—Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance” for more information on how our portfolio has performed similarly to the prime index despite serving a segment of the market that is traditionally considered non prime.

Components of Results of Operations

Revenue

Interest and fee income, net

We charge our consumers interest and fees on their loans with us and dealerships, to whom we provide floorplan lending, interest and fees on their loans with us. Interest and fee income, net, consists of the consumer interest and fee income, net (income from consumer interest income and fees plus amortized loan origination fees minus amortized direct origination costs), floorplan interest income and other interest income. Loan origination fees are fees we charge each consumer, which are included in the loan amount. Direct origination costs consist of a fee we pay to certain dealerships.

Interest and fee income, net is predominantly driven by the unpaid principal balance of loans held for investment and the yield generated on those loans. Loan origination fees, costs, premiums and discounts on loans held for investment are deferred and generally amortized into interest income as yield adjustments over the contractual life and/or commitment period using the effective interest method.

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Ancillary product revenue, net

Ancillary product revenue, net consists primarily of the sale of GPS units and GAP waivers, or collectively ancillary products. We require substantially all consumers to purchase a GPS, which is installed into the vehicle by the dealership at time of purchase, allowing the vehicle to be located if needed by the borrower or Lendbuzz for a repossession. The price of the GPS unit and the cost of GAP waivers are included in the loan amount at the time of loan origination.

Gain on sale of loans, net

From time to time, we enter into whole loan sale agreements with institutional investors to sell portions of the loans we originate. We started entering into such agreements in March of 2022. Additionally, from time to time, we enter into securitization transactions where we transfer the credit risk to the investors in the notes and do not consolidate the trusts. Under either the whole loan sale agreements or non-consolidated securitization transactions, we recognize a gain or loss on sale upon completion of such sales. The gain or loss is calculated as the difference between proceeds received, adjusted for initial recognition of servicing assets and liabilities obtained at the date of sale, and the carrying value of the loans sold.

Servicing income, net

We earn a specified fee from providing professional services to manage loan portfolios on behalf of our third-party loan owners. As discussed above in “Gain on sale of loans, net”, beginning in March 2022, we began entering into arrangements where we service the loans sold to third-party investors. Under the servicing agreements with our third-party loan owners and non-consolidated securitization investors, we are entitled to collect servicing fees on the loans that we service, which are paid monthly based upon an annual fixed percentage of the outstanding loan portfolio balance. Servicing income, net also includes fair value adjustments for servicing assets and servicing liabilities.

Operating Expenses

Provision for expected credit losses

Our provision for expected credit losses consists of amounts charged against income during the period to maintain an allowance for credit losses on loans held for investment. We measure the allowance through consideration of past events, including historical experience, current macro environment conditions and reasonable and supportable forecasts. We measure current expected loan losses over the contractual terms of our loans. The contractual terms are adjusted for expected prepayments but are not extended for potential renewals or extensions. Our provision for credit losses in each period is driven by loan originations, loan sales, net charge-offs, and changes to our expectations for future credit losses. Loan originations, loan sales, net charge-offs and our expectations for future credit losses historically have fluctuated due to the changes in the macro-economy, inflation, and the overall consumer credit environment, and we expect them to continue to do so.

Funding costs

Funding costs primarily include interest we incur under our warehouse credit facilities, term credit facilities, and securitizations, all inclusive of debt issuance costs, premiums and discounts, to the extent applicable. We incur securitization-related interest expense when securitization transfers do not qualify as true sales pursuant to ASC Topic 810, Consolidation. Funding costs are dependent on market interest rates (such as U.S. Treasuries, SOFR or other representative alternative reference rates, commercial paper rates, and prime rates), interest rate spreads versus benchmark rates, the amount of warehouse capacity we can access, warehouse advance rates and the amount of loans we ultimately pledge to our warehouse facilities. Our interest expense has historically fluctuated due to changes in the interest rate environment, and we expect it will continue to fluctuate in future periods.

88

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Processing and servicing

Processing and servicing expense consists primarily of compensation, employee benefits, and stock-based compensation. Other processing and servicing costs include back-office services such as repossessions, transport of vehicles and the cost of GPS units. We expect processing and servicing expense will continue to grow in absolute dollars to support the business as it continues to grow but may fluctuate as a percentage of our Total revenue, net from period to period due to the timing and extent of these expenses.

Product development, technology and data science

Product development, technology, and data science expense consists primarily of the salaries, stock-based compensation, and personnel-related costs of our engineering, machine learning, and product employees, less capitalized costs. Other product development, technology and data science expenses include platform infrastructure and hosting costs, third-party data acquisition expenses, and expenses related to the maintenance of existing technology assets and our technology platform as a whole.

We expect that our product development, technology, and data science expense will increase in absolute dollars for the foreseeable future as we continue to invest in R&D efforts to enhance and update AIRA®, develop new technology and enhance the functionality and capabilities of our internal team member, consumer and dealership platforms. Our product development, technology and data science expenses may fluctuate as a percentage of our Total revenue, net from period to period due to the timing and extent of these expenses. However, we expect that our product development, technology and data science expense will decline as a percentage of revenue over the long term.

Selling and marketing costs

Selling and marketing costs consist primarily of salaries, stock-based compensation and personnel-related costs of our sales and marketing teams. We plan to increase our investment in sales and marketing over the foreseeable future as we continue to hire additional personnel and expand our sales and marketing programs. Our sales and marketing costs may fluctuate as a percentage of our Total revenue, net from period to period due to the timing and extent of these expenses.

General, administrative, and other

General, administrative, and other expenses consist primarily of expenses related to our finance and accounting, legal and compliance, HR, and administrative personnel. General, administrative, and other expenses also include occupancy costs and fees paid for professional services, including legal, tax and accounting services, and amortization of internally developed software.

Following the completion of this offering, we expect to incur additional general, administrative, and other expenses as a result of operating as a public company. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. However, we expect that our general and administrative expense will decrease as a percentage of our Total revenue, net as our revenue, net grows over the longer term, although our general and administrative expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.

89

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated:

	For the Year Ended December 31,
($ in thousands)	2022	2023	2024
Revenue
Interest and fee income, net	$78,857	$142,224	$226,269
Ancillary product revenue, net	14,301	15,590	17,531
Gain on sale of loans, net	7,419	14,363	31,302
Servicing income, net	683	3,176	6,422

Total revenue, net	$101,260	$175,353	$281,524
Operating expenses:
Provision for expected credit losses	16,512	30,358	51,505
Funding costs	23,871	59,029	93,780
Processing and servicing	10,015	17,826	35,346
Product development, technology and data science	6,240	10,950	15,624
Selling and marketing costs	10,331	17,156	21,428
General, administrative, and other	15,362	22,719	29,966

Total operating expenses	$82,331	$158,038	$247,649

Net income before taxes	$18,929	$17,315	$33,875

Provision for (benefit from) income taxes	3,883	6,157	11,064

Net income	$15,046	$11,158	$22,811

	For the Year Ended December 31,
	2022	2023	2024
	(as a percentage of total revenues)
Revenue
Interest and fee income, net	78%	81%	81%
Ancillary product revenue, net	14	9	6
Gain on sale of loans, net	7	8	11
Servicing fees, net	1	2	2

Total revenue, net	100	100	100

Operating expenses
Provision for expected credit losses	16	17	18
Funding costs	24	34	32
Processing and servicing	10	10	13
Product development, technology, and data science	6	6	6
Selling and marketing costs	10	10	8
General, administration, and other	15	13	11

Total operating expenses	81	90	88

Net income before taxes	19	10	12

Provision for (benefit from) income taxes	4	4	4

Net income	15%	6%	8%

90

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Comparison of the Years Ended December 31, 2022, 2023 and 2024

Revenue

Interest and Fee Income, Net

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Interest and fee income, net	$78,857	$142,224	$226,269	$63,367	80%	$84,045	59%

Interest and fee income, net increased 80% to $142.2 million for the twelve months ended December 31, 2023, compared to the prior year. The increase was driven by both (1) an increase in loan balances and other interest-earning assets from growth in loan originations and (2) higher loan yields due to the rise in interest rates. Interest and fee income, net increased 59% to $226.3 million for the twelve months ended December 31, 2024, compared to the prior year. The increase was driven by both (1) an increase in loan balances and other interest-earning assets from growth in loan originations and (2) higher loan yields due to the amortization of older, lower priced collateral originated prior to the increase in interest rates in 2022 and 2023. Average interest-earning assets increased 46% and average yield increased by 131 basis points during the twelve months ended December 31, 2024, compared to the same period last year.

The table below presents the components of interest and fee income, net as of the twelve months ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Consumer interest income and fees	$62,607	$113,882	$190,365	$51,275	82%	$76,483	67%
Loan origination fees	14,228	28,379	40,501	14,151	99	12,122	43%
Direct origination costs	(2,447)	(5,282)	(9,869)	(2,835)	116	(4,587)	87%

Consumer interest and fee income, net	74,388	136,979	220,997	62,591	84	84,018	61%

Floorplan interest income	4,252	3,718	4,294	(534)	(13)	576	15%
Other interest income	217	1,527	978	1,310	604	(549)	(36)%

Interest and fee income, net	$78,857	$142,224	$226,269	$63,367	80%	$84,045	59%

We structure our loan pricing such that similarly situated loans, based on the borrower’s risk profile and their state’s compliance rules, are generally charged the same APR. However, the components of the APR (interest income and loan origination fees) will vary based on the market conditions in the respective borrower’s market and the relevant compliance rules. During the year ended December 31, 2024, we originated more loans without loan origination fees than we had in previous periods. As a result, the growth in interest and fee income, net from loan origination fees was slower than the overall growth in interest and fee income, net, and the growth from consumer interest income and fees was greater than the overall growth.

The following table explains the above dollar change between the years ended December 31, 2022 and 2023 and the years ended December 31, 2023 and 2024, for each component of the interest and fee income, net, by presenting the extent to which the change is attributable to changes in the volume of our interest-bearing assets and the extent to which the change is attributable to changes in the interest rates related to these assets:

	For the Year Ended December 31,
	2022 vs. 2023			2023 vs. 2024
($ in thousands)	Volume	Rate	Total	Volume	Rate	Total
Consumer interest and fee income, net	$55,529	$7,062	$62,591	$72,099	$11,919	$84,018
Floorplan interest income	(311)	(223)	(534)	(1,320)	1,896	576

91

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

	For the Year Ended December 31,
	2022 vs. 2023			2023 vs. 2024
($ in thousands)	Volume	Rate	Total	Volume	Rate	Total
Other interest income	352	958	1,310	190	(739)	(549)

Interest and fee income, net	$55,570	$7,797	$63,367	$70,969	$13,076	$84,045

The table below presents the components of the average outstanding interest-bearing asset balances for the indicated periods, and the respective interest and fee income, net and average yield:

	For the Year Ended December 31,
	2022			2023			2024
($ in thousands)	Average Balance(1)	Interest & Fee Income	Average Yield(2)	Average Balance(1)	Interest & Fee Income	Average Yield(2)	Average Balance(1)	Interest & Fee Income	Average Yield(2)
Consumer auto loans	$533,669	$74,388	13.9%	$897,507	$136,979	15.3%	$1,332,087	$220,997	16.6%
Floorplan loans	10,996	4,252	38.7	18,878	3,718	19.7	21,524	4,294	19.9
Other	65,641	217	0.3	85,300	1,527	1.8	105,807	978	0.9

Interest and fee income, net	$610,306	$78,857	12.9%	$1,001,684	$142,224	14.2%	$1,459,418	$226,269	15.5%

(1)

Average balances are calculated using the simple average of the unpaid principal balance of each month-end during the period for loans and the simple average of the interest earning assets at each month-end during the period.

(2)	Average yield is calculated as the ratio between average balance and Interest and fee income, net, expressed as a percentage, annualized.

The interest and fee income from Floorplan loans for the years ended December 31, 2022 and 2023 include a one-time M&A benefit of $2.1 million and $0.07 million, respectively. See “Note 2—Summary of Significant Accounting Policies, Business Combinations” in our consolidated financial statements included elsewhere in this prospectus for a discussion of the Shamrock Acquisition. As part of that acquisition, we acquired $6.2 million of performing loans at a discounted purchase price of $3.9 million. Any collections on the loans in excess of the purchase price were accounted for as interest and fee income, net. Without the one-time benefit, the Average Yield for Floorplan loans, for the year ended December 31, 2022, would have been 19.2%.

Ancillary Product Revenue, Net

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Ancillary product revenue, net	$14,301	$15,590	$17,531	$1,289	9%	$1,941	12%

Ancillary product revenue, net increased by 9% to $15.6 million for the twelve months ended December 31, 2023, compared to the prior year. The increase was driven by increasing loan originations offset by a lower percentage of consumers opting to purchase GAP waivers and by less revenue per consumer who purchased a GAP waiver. Ancillary product revenue, net increased by 12% to $17.5 million for the twelve months ended December 31, 2024, compared to the prior year. Similar to the prior year, the increase was driven by increasing loan originations partially offset by a lower percentage of consumers opting to purchase GAP waivers and by less revenue per consumer who purchased a GAP waiver. As a result of various changes in state and federal laws and regulations related to GAP waivers in 2023, we began providing pro rata refunds to consumers who pre-paid their loans. As a result, the revenue per consumer who purchased a GAP waiver declined year-over-year.

92

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Gain on Sale of Loans, net

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Gain on sale of loans, net	$7,419	$14,363	$31,302	$6,944	94%	$16,939	118%

Gain on sale of loans, net increased 94% to $14.4 million for the twelve months ended December 31, 2023, compared to the prior year. This increase was driven by an increase of 168% in the total amount of outstanding principal balance of the loans sold, as during the twelve months ended December 31, 2023, we sold loans with total outstanding principal balance at time of sale of $422.2 million, compared to $157.3 million during the twelve months ended December 31, 2022. Gain on sale of loans, net increased 118% to $31.3 million for the twelve months ended December 31, 2024, compared to the prior year. This increase was driven by an increase in both the profit we generate when we sell loans and the amount of loans sold. The profit we generate on loans sold has increased because (1) loans have been originated with higher pricing, (2) we have lowered the spread third-party investors require to participate in our loan sale programs, and (3) interest rates have declined from their recent peaks during in 2023 and 2024 while we increased or maintained our pricing levels. The total amount of outstanding principal balance of loans sold increased by 54% during the twelve months ended December 31, 2024, as we sold loans with total outstanding principal balance at time of sale of $648.5 million, compared to $422.2 million during the twelve months ended December 31, 2023.

Servicing Income, Net

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Servicing income, net	$683	$3,176	$6,422	$2,493	365%	$3,246	102%

Servicing income, net increased 365% to $3.2 million for the twelve months ended December 31, 2023, compared to the prior year. This increase was driven by selling significantly more loans, on which we generate servicing fees, in 2023 than in 2022. Servicing income, net increased 102% to $6.4 million for the twelve months ended December 31, 2024, compared to the prior year. This increase was driven by increases in the unpaid principal balances of loans sold, on which we generate servicing fees, in the twelve months ended December 31, 2024, compared to the same period last year. Servicing income, net represented 2% of our Total revenue, net for the twelve months ended December 31, 2024. As of December 31, 2024, the unpaid principal balance we serviced for third-party investors was $859.4 million. The table below displays additional information related to our servicing fees, net:

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Servicing income earned	$1,341	$6,467	$13,860	$5,126	382%	$7,393	114%

Servicing rights fair value change	(658)	(3,291)	(7,438)	(2,633)	400	(4,147)	126

Servicing income, net	$683	$3,176	$6,422	$2,493	365%	$3,246	102%

Operating Expenses

Provision for Expected Credit Losses

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Provision for expected credit losses	$16,512	$30,358	$51,505	$13,846	84%	$21,147	70%

93

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Provision for expected credit losses increased 84% to $30.4 million for the twelve months ended December 31, 2023, compared to the prior year, driven by a 119% increase in net charge-offs. Provision for expected credit losses increased 70% to $51.5 million for the twelve months ended December 31, 2024, compared to the prior year. This increase was primarily driven by a 115% increase in net charge-offs. Net charge offs in 2023 and 2024 increased due to the growth in Aggregate Originations and a higher Annualized Net Charge-off Rate from macroeconomic conditions and the industrywide normalization of consumer credit. See the section titled “Management Discussion and Analysis — Key Operating Metrics — 31+ Day Delinquency” for more information on the impacts of the industry wide normalization of consumer credit on our business.

The table below details activity in the allowance for expected credit losses:

	For the Year Ended December 31,			2022 vs. 2023			2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change		$ Change	% Change

Balance at the beginning of the period	$9,534	$18,622	$32,669	$9,088	95%		$14,047	75%

Charge-offs	(12,683)	(33,654)	(64,189)	(20,971)	165		(30,535)	91
Recoveries of charged-off receivables	5,259	17,400	29,302	12,141	231		11,902	68

Net charge-offs	(7,424)	(16,254)	(34,887)	(8,830)	119		(18,633)	115

Change in provision due to portfolio size	9,093	9,331	11,472	238	3		2,141	23
Change in provision due to net charge-off	7,424	16,254	34,887	8,830	119		18,633	115
Change in provision due to VSI(1)	0	1,502	121	1,502	NA		(1,381)	(92)
Change in provision due to other factors	(5)	3,214	1,972	3,219	NM	(2)	(1,242)	(39)

Balance at end of period	$18,622	$32,669	$46,234	$14,047	75		13,565	42

CECL as a % of unpaid principal balance	2.50%	2.92%	3.06%

(1)

As part of our risk management efforts, we maintain a Vendor Single Interest, or VSI Insurance, program that provides coverage for credit losses on loans where the obligors failed to maintain their required auto insurance policy or where we were unable to repossess a vehicle on a loan that was in default. We have traditionally administered and funded the program through a third-party. Net costs for the program were accounted for in Processing and Servicing, and payments received from the third-party were treated as recoveries lowering net charge-offs and the allowance for expected credit losses. Beginning in 2023, we transitioned a portion of the program to internal management. In doing so, we included the costs of the internally managed program in the allowance for expected credit losses, net of any claims paid.

(2)	Not meaningful.

For a more detailed description of our provision for excepted credit losses, refer to “Note 4 — Loans Receivable and Allowance for Expected Credit Losses” in our consolidated financial statements included elsewhere in this prospectus. For information on the allowance methodology for each of our loan categories, refer to “Note 2 — Summary of Significant Accounting Policies” in our consolidated financial statements included elsewhere in this prospectus.

Funding Costs

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Funding costs	$23,871	$59,029	$93,780	$35,158	147%	$34,751	59%

94

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Funding costs increased 147% to $59.0 million for the twelve months ended December 31, 2023, compared to the prior year. This increase was due to a 72% increase in average outstanding debt balance, driven by increased debt to fund loan origination growth, and a 228 basis points increase in our cost of funds, driven by the increase in interest rates. Funding costs increased 59% to $93.8 million for the twelve months ended December 31, 2024, compared to the same period last year. This increase was due to increased debt to fund loan origination growth, and a 33 basis points increase, driven by the amortization of older, lower priced debt facilities from before the increase in interest rates in 2022 and 2023. The cost of funds on debt financing transactions closed during the year ended December 31, 2024 was lower than debt financing transactions closed during the year ended December 31, 2023. See the section titled “Interest rate sensitivity-Impact on excess spread” for more information on the cost of funds on our debt financing transactions since 2021.

The following table presents the components of the average outstanding debt balance, our funding costs, and cost of funds for the years indicated:

	For the Year Ended December 31,
	2022			2023			2024
($ in thousands)	Average Balance(1)	Funding Costs	Cost of Funds(2)	Average Balance(1)	Funding Costs	Cost of Funds(2)	Average Balance(1)	Funding Costs	Cost of Funds(2)
Secured financing	$159,642	$10,208	6.4%	$296,131	$27,203	9.2%	$356,194	$34,797	9.8%
Asset-backed term debt	262,531	10,682	4.1	392,440	21,949	5.6	737,183	49,109	6.7
Term financing	48,108	2,981	6.2	114,265	9,877	8.6	127,620	9,874	7.7

Funding costs	$470,281	$23,871	5.1%	$802,836	$59,029	7.4%	$1,220,997	$93,780	7.7%

(1)	Average balances are calculated using the simple average of the outstanding debt balance of each month-end during the period.
(2)	Cost of Funds are calculated as the ratio between Funding Costs and Average Balance, expressed as a percentage, annualized.

Processing and Servicing

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Processing and servicing	$10,015	$17,826	$35,346	$7,811	78%	$17,520	98%

Processing and servicing expense increased 78% to $17.8 million for the twelve months ended December 31, 2023, compared to the prior year. This increase was primarily due to volume driven increases in personnel costs and loan processing and servicing fees. For the twelve months ended December 31, 2023, personnel costs increased by 53% to $6.3 million, loan processing and servicing fees such as collections services, vehicle titling and loan repossession services, increased by 151% to $6.7 million, and ancillary product costs increased by 48% to $4.8 million, compared to the same period last year. Processing and servicing expense increased 98% to $35.3 million for the twelve months ended December 31, 2024, compared to the prior year. This increase was primarily due to volume driven increases in loan processing and servicing fees and personnel costs. For the twelve months ended December 31, 2024, loan processing and servicing fees such as collections services, vehicle titling and loan repossession services, increased by 178% to $18.8 million, personnel costs increased by 50% to $9.5 million, and ancillary product costs increased by 50% to $7.1 million, compared to the same period last year.

Product Development, Technology, and Data Science

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Product development, technology, and data science	$6,240	$10,950	$15,624	$4,710	75%	$4,674	43%

95

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Product development, technology, and data science expense increased 75% to $11.0 million for the twelve months ended December 31, 2023, compared to the prior year. Personnel costs, net of compensation costs that were capitalized related to internally developed software, increased 75% to $7.4 million for the twelve months ended December 31, 2023, compared to the same period last year. Personnel costs that relate to the creation of internally developed software that were capitalized into property, equipment and software, net on the consolidated balance sheets, and are amortized into general, administrative and other expense over the useful life of the developed software, increased by 39% to $5.4 million. Our data infrastructure, underwriting data provider, and platform hosting costs increased by 81% to $3.5 million. Product development, technology, and data science expense increased 43% to $15.6 million for the twelve months ended December 31, 2024, compared to the prior year. Personnel costs, net of compensation costs that were capitalized related to internally developed software, increased by 32% for the twelve months ended December 31, 2024, to $9.7 million compared to the same period last year. Personnel costs that relate to the creation of internally developed software increased by 44% to $7.8 million. Our data infrastructure, underwriting data provider, and platform hosting costs increased by 67% to $5.9 million.

Selling and Marketing Costs

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
Selling and marketing costs	$10,331	$17,156	$21,428	$6,825	66%	$4,272	25%

Sales and marketing expense increased 66% to $17.2 million for the twelve months ended December 31, 2023, compared to the prior year. This increase was primarily driven by increases in personnel costs within our sales and marketing functions of 61% to $16.0 million for the twelve months ended December 31, 2023, compared to the same period the prior year. Sales and marketing costs increased 25% to $21.4 million for the twelve months ended December 31, 2024, compared to the same period the prior year. Personnel costs, primarily driven by increases in personnel, within our sales and marketing functions increased 28% to $20.4 million for the twelve months ended December 31, 2024, compared to the same period last year. In each year, the increases were driven by increased variable compensation tied to loan origination and increased sales and marketing personnel.

General Administrative and Other

	For the Year Ended December 31,			2022 vs. 2023		2023 vs. 2024
($ in thousands)	2022	2023	2024	$ Change	% Change	$ Change	% Change
General, administrative	$15,362	$22,719	$29,966	$7,357	48%	$7,247	32%

General, administrative, and other expense increased 48% to $22.7 million for the twelve months ended December 31, 2023, compared to the prior year. Personnel costs increased by 99% to $7.9 million, and other general and administrative costs increased 52% to $7.5 million for the twelve months ended December 31, 2023, compared to the same period last year. These increases were driven by increases in headcount as we continue to grow our back office and increase the size and scale of our organization. Amortization of internally developed software increased by 79% to $3.1 million. General, administrative, and other expenses increased 32% to $30.0 million for the twelve months ended December 31, 2024, compared to the same period the prior year. Personnel costs increased 41% to $11.2 million and professional fees increased 28% to $5.3 million for the twelve months ended December 31, 2024, compared to the same period last year. Similar to the prior year, these increases were driven by increases in headcount as we continue to grow our back office and increase the size and scale of our organization. Amortization of internally developed software increased by 56% to $4.8 million.

Provision for (Benefit from) Income Taxes

Our provision for (benefit from) income taxes consists of U.S. federal and state income taxes and Israeli income taxes. All Israeli related tax expense are due to transfer pricing between our U.S. and Israel locations. For

96

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

the twelve months ended December 31, 2022, December 31, 2023 and December 31, 2024 we recorded income tax expense of $3.9 million, $6.2 million and $11.1 million, respectively. Income taxes were primarily attributable to tax expense associated with our profitability in jurisdictions where separate filings are required.

Return on Average Assets and Average Equity

The table below reflects the return on average assets and average equity for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022			2023			2024
($ in thousands)	Average Balance(3)	Revenue/ (Expense)	%(4)	Average Balance(3)	Revenue/ (Expense)	%(4)	Average Balance(3)	Revenue/ (Expense)	%(4)
Consumer Auto loans	$533,669	$74,388	13.9%	$897,506	$136,979	15.3%	$1,332,087	$220,997	16.6%
Floorplan	10,996	4,252	38.7	18,878	3,718	19.7	21,524	4,294	19.9
Other	65,641	217	0.3	85,300	1,527	1.8	105,807	978	0.9

Interest and fee income, net	610,306	78,857	12.9	1,001,684	142,224	14.2	1,459,418	226,269	15.5

Ancillary product revenue, net	NA	14,301	NA	NA	15,590	NA	NA	17,531	NA
Gain on sale of loans, net	NA	7,419	NA	NA	14,363	NA	NA	31,302	NA
Servicing fees, net	NA	683	NA	NA	3,176	NA	NA	6,422	NA

Total revenue, net	610,306	101,260	16.6	1,001,684	175,353	17.5	1,459,418	281,524	19.3

Secured financing	159,642	(10,208)	(6.4)	296,131	(27,203)	(9.2)	356,194	(34,797)	(9.8)
Asset-backed term debt	262,531	(10,682)	(4.1)	392,440	(21,949)	(5.6)	737,183	(49,109)	(6.7)
Term financing	48,108	(2,981)	(6.2)	114,265	(9,877)	(8.6)	127,620	(9,874)	(7.7)
Equity financing	140,025	NA	NA	198,848	NA	NA	238,421	NA	NA

Funding costs	610,306	(23,871)	(3.9)	1,001,684	(59,029)	(5.9)	1,459,418	(93,780)	(6.4)

Provision for expected credit losses	610,306	(16,512)	(2.7)	1,001,684	(30,358)	(3.0)	1,459,418	(51,505)	(3.5)

Excess spread(5)	610,306	60,876	10.0	1,001,684	85,965	8.6	1,459,418	136,239	9.3

Other expenses(1)	NA	(45,831)	NA	NA	(74,807)	NA	NA	(113,428)	NA
Other assets(2)	(3,439)	NA	NA	6,596	NA	NA	18,719	NA	NA

Return on average assets	$606,866	$15,046	2.5%	$1,008,280	$11,158	1.1%	$1,478,137	$22,811	1.5%

Return on average equity	$125,119	$15,046	12.0%	$182,495	$11,158	6.1%	$215,108	$22,811	10.6%

(1)

Other expenses include the following: processing and servicing costs; product development, technology, and data science; selling and marketing costs; general, administrative, and other; provision for income taxes.

(2)	Other assets include the following: non-interest-bearing cash; restricted cash; property; equipment and software, net; allowance for expected credit losses; deferred tax asset; other assets.
(3)

Average balances are calculated using the simple average of the unpaid principal balance of each month-end during the period for loans, and the simple average of the interest earning assets or outstanding debt balance at each month-end during the period.

(4)	Percentages are calculated as the ratio between revenue / (expenses) and average balance, expressed as a percentage, annualized.
(5)	Excess spread is calculated with both debt and equity financing incorporated.

Liquidity and Capital Resources

Sources and Uses of Funds

We finance our operating and capital needs through the sale of equity securities, borrowings from debt facilities, third-party loan sale arrangements, and cash flows from operations.

From inception, through December 31, 2021, we raised approximately $100 million in paid-in-capital from sales of equity securities. These sales were primarily in the form of preferred stock. During the years ended

97

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

December 31, 2022 and 2023 we raised $48 million and $27 million, respectively in paid-in-capital from sales of preferred stock. We did not raise paid-in-capital from sales of preferred stock in 2024. See “Note 10—Convertible Preferred Stock” in our consolidated financial statements included elsewhere in this prospectus for additional details.

We regularly analyze and monitor our liquidity needs and strive to maintain excess liquidity and access to diverse funding sources to continue to achieve our overall liquidity objectives. We are focused on building a diverse liquidity structure to maintain sufficient liquidity and to access the most economical funding channels, especially in various economic climates. This includes working with various lending institutions and broker dealerships to create a diversified platform that includes warehouse credit facilities, term credit facilities, securitizations, and third-party loan sales arrangements.

We define our liquidity risk as the risk that we are unable to achieve any or all of the following:

•	Originate loans at our current growth rates, or at all;

•	Sell our loans at favorable prices, or at all;

•	Meet our minimum capital requirements under our warehouse lines of credit;

•	Meet our contractual obligations as they become due;

•	Increase or extend the maturity of our warehouse line of credits;

•	Execute securitizations and/or other private term debt financings; and

•	Make future investments in the necessary technological and operating infrastructure to support our business.

For the years ended December 31, 2022, 2023 and 2024, we were profitable and generated positive free cash flow. As such, our cash flow from operations is sufficient to fund our business and we do not require the sale of equity securities in order to continue operations. Any sale of equity securities was completed in order to manage our investor base and provide additional capital and liquidity for growth, flexibility and risk management. We fund our growth in loan originations through our debt facilities, asset-backed securitization transactions, or Securitizations, private term debt financings, and our third-party loan sale arrangements. We believe that our existing cash balance, anticipated positive cash flows from operations, access to the securitization and private term debt markets, and available borrowing capacity under our credit facilities will be sufficient to meet our anticipated cash operating expense and capital expenditure requirements through at least the next 12 months. We do not have any significant unused sources of liquid assets.

Warehouse Credit Facilities

Through bankruptcy remote special purpose vehicles, or SPVs, we enter into warehouse credit facilities with certain lenders to finance the origination of our loans. Each SPV enters into a credit and loan security agreement with one or more lenders. Borrowings under these agreements are referred to as secured financing and generally the proceeds from the borrowings may only be used for the purposes of facilitating loan funding and origination, with advance rates generally ranging from 85% to 87% of the total collateralized balance. The lenders generally do not have recourse against the credit of Lendbuzz. These facilities have a revolving borrowing period, followed by an amortization period. During the revolving borrowing period, the ability to continue to revolve is based on covenant compliance with each respective lender. During the amortization period, the facilities enter rapid amortization, where all cash proceeds, after payment of fees and expenses of the servicer and third parties and debt service, are used to pay down the outstanding debt. As the facilities amortize under their rapid amortization features, our effective advance rate declines. To minimize the effect of the rapid amortization, once a facility has entered its amortization period, we actively try to incorporate the collateral within the facility into a new warehouse facility, a new term credit facility, or a new securitization in order to prepay the facility.

98

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Borrowings under these warehouse credit facilities bear interest, payable monthly, at an annual benchmark rate of SOFR or commercial paper, plus a spread. In addition, these agreements require payment of a monthly unused commitment fee on the undrawn portion available. These warehouse credit facilities mature between the third quarter of 2025 and the third quarter of 2026.

These agreements contain certain customary negative covenants and financial covenants including maintaining certain levels of liquidity, leverage, and tangible net worth. As of the twelve months ended December 31, 2022, 2023 and 2024, we were in compliance with all applicable covenants in the agreements.

Corporate Financing

On March 31, 2023, we entered into a $20.0 million committed line of credit with a national banking association intended to be used for working capital and general corporate purposes. The facility is secured by the assets of our standalone parent entity and our licensed loan originating entity Lendbuzz Funding, LLC. The facility has a revolving period of 24 months, and bears interest at a rate of SOFR + 4%. The facility also requires payments of an unused commitment fee on the undrawn portion available. The agreement contains certain customary negative covenants and financial covenants including maintaining certain levels of liquidity and interest coverage. On June 3, 2024, we amended the line of credit to increase our borrowing capacity from $20.0 million to $50.0 million and to extend its maturity date to May of 2026.

Repurchase Agreements

In addition to warehouse credit facilities and our corporate financing, we also have a mandatory repurchase agreement (“Repo Agreement”) under which we have sold $47.2 million of retained bonds. The Repo Agreement has been accounted for as debt and included within the Secured financing, net financial statement line item, due to the agreement’s mandatory repurchase obligation. Under the Repo Agreement, since our counterparty has purchased the collateral, they have the right to sell or repledge the collateral. The Repo Agreement allows for the simultaneous repurchase and resale of the bonds as of the maturity date, often referred to as “rolling the maturity.” On July 17, 2024, we rolled the maturity of the outstanding bonds to October 17, 2024. On October 17, 2024, we rolled the maturity of the outstanding bonds to January 17, 2025, and sold an additional $11.1 million of our retained bonds from our securitizations for a purchase price of $9.0 million. As of December 31, 2024, there had been a total of $58.3 million of bonds sold and $41.0 million borrowed under the Repo Agreement.

On January 7, 2025, we rolled the maturity of the bonds outstanding on December 31, 2024 to April 16, 2025. Subsequently, on February 13, 2025, we sold an additional $10.5 million of our retained bonds from its securitizations for a purchase price of $7.1 million, resulting in a total of $68.8 million of bonds sold and $48.1 million borrowed under the Repo Agreement. The bonds sold after December 31, 2024 require repurchase on May 13, 2025.

The table below displays the secured financing, net for the years ended December 31, 2023 and 2024:

	December 31,
	2023	2024
Aggregate revolving commitment amount	$852,500	$1,095,000
Bonds sold in mandatory repurchase agreement	—	58,299

Total aggregate revolving commitment amount and bonds sold in mandatory repurchase agreement	$852,500	$1,153,299

Principal opening balance	$270,376	$424,900
Repayments	(796,963)	(1,451,137)
Borrowings	951,487	1,514,471
Change in fair value	—	—

Principal closing balance	$424,900	$488,234

99

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

	December 31,
	2023	2024
Accrued interest opening balance	$1,679	$3,114
Interest payments	(24,102)	(32,023)
Interest expense	25,537	32,242

Accrued interest closing balance	$3,114	$3,333

Deferred financing fees opening balance	$(2,720)	$(4,587)
Capitalizations	(3,549)	(4,649)
Amortizations	1,682	2,539

Deferred financing fees closing balance	$(4,587)	$(6,697)

Secured financing, net opening balance	$269,335	$423,427
Secured financing, net closing balance	423,427	484,870

Term Credit Facility

During 2022, through an SPV, we entered into a term credit facility via a credit and loan security agreement with a national banking association. Borrowings under this facility are referred to as term financing and the proceeds from the borrowings may only be used to fund loans originated by our platform. The initial advance rate on the facility was 87.5% of the total collateralized balance. The creditor does not have recourse against the general credit of Lendbuzz and the underlying collateral of the SPV may only be used to settle the obligations of the SPV. As the underlying collateral amortizes, the facility amortizes pro-rata, until the amount of over collateralization reaches a minimum amount. After reaching the minimum over collateralization, the facility amortizes sequentially, maintaining the minimum over collateralization. The facility includes customary collateral covenants, which would cause the facility to enter rapid amortization.

Borrowings under the term credit facility bear interest at a commercial paper rate plus a spread. Interest is payable monthly. During the year ended December 31, 2024, we transferred $101.8 million of collateral into the facility and borrowed $86.0 million. During the year ended December 31, 2023, we paid down $43.4 million of the term credit facility. During the year ended December 31, 2024, we paid down $63.5 million.

The below table presents the change in the term credit facilities for the years ended December 31, 2023 and 2024:

	December 31,
	2023	2024
Principal opening balance	$139,017	$95,633
Repayments	(43,384)	(63,489)
Borrowings	—	85,986

Principal closing balance	$95,633	$118,130

Accrued interest opening balance	$845	$659
Interest payments	(9,198)	(9,371)
Interest expense	9,012	9,434

Accrued interest closing balance	$659	$722

Deferred financing fees opening balance	$(775)	$(155)
Capitalizations	—	(300)
Amortizations	620	244

Deferred financing fees closing balance	$(155)	$(211)

Term credit facility, net opening balance	$139,087	$96,137
Term credit facility, net closing balance	96,137	118,641

100

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Asset-Backed Term Debt, net (“Asset-Backed Securitizations” or “ABS”)

During 2021, we launched an asset backed securitization, for which we sponsor and establish trusts, which are deemed to be variable interest entities, or VIEs, to purchase loans originated by our platform. Securities issued from our ABS program are senior or subordinated based on the waterfall criteria of distributions to each security class. The subordinated residual interests (the residual certificates described below) issued from these transactions are the first to absorb loan losses in accordance with the waterfall criteria. For these VIEs, the securityholders have no recourse to the general credit of Lendbuzz and the liabilities of the VIEs can only be settled by the respective VIEs’ assets. Additionally, the assets of the VIEs can be used only to settle obligations of the VIEs.

We consolidate certain securitization trusts in which we have a variable interest and are deemed to be the primary beneficiary. See “Note 2—Summary of Significant Accounting Policies – Principles of Consolidation” in our consolidated financial statements included elsewhere in this prospectus for further discussion of our consolidation policy.

Alternately, we create trusts that transfer the credit risk associated with loans which we do not consolidate. To comply with Dodd-Frank Risk Retention rules, we retain a portion of each class of notes and residual certificates issued by the securitization trust. We also have continuing, non-controlling involvement with the trusts as the servicer. As servicer, we have the power to perform the activities which most impact the economic performance of the VIE. However, since we hold an insignificant financial interest in the trusts, we are not the primary beneficiary. Our maximum exposure to loss as a result of our involvement with the nonconsolidated VIEs is limited to our investment. There are no liquidity arrangements, guarantees or other commitments by third parties that may affect the fair value or risk of our variable interests in non-consolidated VIEs.

As of December 31, 2023, and 2024, we had four and six consolidated VIEs, respectively, on our consolidated balance sheets. Additionally, during January 2025, we completed a securitization transaction that resulted in the consolidation of a VIE on our consolidated balance sheets. As of December 31, 2023, we served as servicer for a securitization transaction that we created and sponsored but such securitization transaction was not consolidated as of December 31, 2023 and December 31, 2024. The securitization transaction initially closed in April 2023 but was not deconsolidated until June 2023. During the year ended December 31, 2024, we entered into and served as servicer for an additional securitization transaction, which was not consolidated as of December 31, 2024.

The following tables present the aggregate carrying value of financial assets and liabilities from our consolidated VIEs:

($ in thousands)	Assets	Liabilities	Net Assets
December 31, 2023
Secured financing	$504,994	$410,444	$94,550
Asset backed term debt	511,635	454,076	57,559
Term credit facilities	103,059	96,137	6,922
Other	—	49	(49)

Total consolidated VIEs	$1,119,688	$960,706	$158,982

December 31, 2024
Secured financing	$499,962	$393,356	$106,606
Asset backed term debt	901,473	774,863	126,610
Term credit facilities	144,141	118,641	25,500
Other	—	67	(67)

Total consolidated VIEs	$1,545,576	$1,286,927	$258,649

101

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Whole Loan Sales

In March 2022 we began selling whole loans to institutional investors to expand our committed capital sources, diversify our liquidity and reduce our reliance on the securitization markets. As part of these agreements, we agree to sell a minimum amount of our loan originations, subject to certain eligibility criteria and minimum and maximum volumes. For the years ended December 31, 2023 and 2024, we sold $252.2 million and $595.9 million in unpaid principal balance, respectively.

Cash Flow

The following table summarizes our cash flows for the periods presented:

	For the Year Ended December 31,
($ in thousands)	2022	2023	2024
Net cash provided by operating activities	$44,570	$57,442	$80,798
Net cash (used in) provided by investing activities	(374,804)	(402,842)	(440,227)
Net cash provided by financing activities	367,956	341,145	397,862

Our cash is held for working capital purposes and originating loans. Our restricted cash represents collections held for our warehouse lines of credit, term credit facilities, securitizations and third-party loan buyers. Restricted cash is distributed monthly to pay servicing fees, interest expense, required principal payments, and any amount due to whole loan buyers with any excess amounts returned to us. We believe that our existing cash balance, anticipated positive cash flows from operations, expected securitizations and other term financings, and available borrowing capacity under our credit facilities will be sufficient to meet our anticipated cash operating expense and capital expenditure requirements through at least the next 12 months. Our future capital requirements will depend on many factors, including loan origination growth, loan sales, availability and cost of securitizations and other term financings, current line of credit capacity and growth in that capacity, and investment in technology product enhancements and research and development. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

Operating Activities

Cash flows from operating activities primarily include net income or losses adjusted for (1) non-cash items included in net income or loss, including provision for expected credit losses, depreciation and amortization expense, fair value adjustments, net, stock-based compensation expense, and deferred tax provision, net, and (2) changes in the balances of operating assets and liabilities including interest and fee receivables, deferred origination fees and costs, and servicing assets, which can vary significantly in the normal course of business due to the amount and timing of various payments.

For the twelve months ended December 31, 2022, December 31, 2023 and December 31, 2024, our net cash provided by operating activities was $44.6 million, $57.4 million and $80.8 million, respectively.

Investing Activities

Our investing activities consist primarily of loan origination, loan repayments, loan sales as well as capital expenditures and capitalized software. Capitalization of system development costs may vary from period to period due to the timing of the expansion of our operations, the increase in employee headcount and the development cycles of our system development.

102

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

For the twelve months ended December 31, 2022, our net cash used in investing activities was $374.8 million.

For the twelve months ended December 31, 2023, our net cash used in investing activities was $402.8 million. The increase in cash used in investing activities for the twelve months ended December 31, 2023 as compared to the same period last year was primarily due to the increase in disbursements on origination of consumer auto loans of $379.8 million, and was partially offset by an increase in repayment of consumer auto loan principal of $96.9 million, and in proceeds from loan sales of $256.0 million.

For the twelve months ended December 31, 2024, our net cash used in investing activities was $440.2 million. The increase in cash used in investing activities for the twelve months ended December 31, 2024 as compared to the same period last year was primarily due to the increase in disbursements on origination of consumer auto loans of $423.2 million, and was partially offset by an increase in repayment of consumer auto loan principal of $154.1 million, and in proceeds from loan sales of $232.5 million.

Financing Activities

For the twelve months ended December 31, 2022, our net cash provided by financing activities was $368.0 million, primarily driven by (1) the sale of $48.0 million of Series D preferred stock, net of deal costs and (2) $319.7 million net increase in borrowings from warehouse lines of credit, term credit facilities, and securitizations.

For the twelve months ended December 31, 2023, our net cash provided by financing activities was $341.1 million, primarily driven by (1) the sale of $27.1 million of Series D-1 preferred stock, net of deal costs and (2) $313.1 million net increase in borrowings from warehouse lines of credit, term credit facilities, and securitizations, resulting in a decrease of $26.8 million compared to the year ended December 31, 2022.

For the twelve months ended December 31, 2024, our net cash provided by financing activities was $397.9 million, primarily driven by $397.3 million net in borrowings from warehouse lines of credit, term credit facilities, and securitizations, net of deal costs.

Non-GAAP Financial Metrics

In addition to Total revenue, net, net income (loss), and other results presented in accordance with generally accepted accounting principles, or GAAP, the following table sets forth non-GAAP financial measures management utilizes to evaluate our business:

	At or For the Year Ended December 31,
($ in thousands)	2022	2023	2024
Adjusted EBITDA(1)	$19,495	$25,455	$44,365
Adjusted EBITDA-FVO(2)	$32,742	$63,151	$114,611
Adjusted Net Income(3)	$14,231	$16,102	$28,099
Adjusted Revenue-FVO(4)	$105,600	$201,154	$338,598

(1)

We define Adjusted EBITDA, a non-GAAP measure, as GAAP net income, adjusted to exclude (1) depreciation and amortization, (2) stock-based compensation expense, (3) tax provision (benefit) for income taxes and (4) a one-time $2.1 million revenue benefit in 2022 from an M&A transaction (consisting of $6.2 million of loans acquired at a discounted purchase price of $3.9 million, where any collections in excess of the purchase price were accounted for as Interest and Fee Income, net).

(2)

We define Adjusted EBITDA-FVO, a non-GAAP measure, as Adjusted EBITDA, further adjusted to reflect the impact that the adoption of the fair value option, or FVO, on our consumer auto loan receivables would have.

(3)	We define Adjusted Net Income (loss), a non-GAAP measure, as net income (loss) adjusted to exclude stock-based compensation expense and a one-time tax adjusted revenue benefit from an M&A transaction.
(4)

We define Adjusted Revenue-FVO, a non-GAAP measure, as Total revenue, net adjusted to reflect the impact that the adoption of the fair value option, or FVO, on our consumer auto loan receivables would have.

103

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Adjusted EBITDA and Adjusted EBITDA-FVO

Adjusted EBITDA

Adjusted EBITDA, a non-GAAP measure, is a measure used by management to evaluate our operating performance. Management believes Adjusted EBITDA provides a useful measure for period-over-period comparisons of our business, as it removes the effects of certain non-cash items and a one-time M&A benefit that are not indicative of our core operating performance or results of operations. It is also a measure that management relies upon to evaluate cash flows generated from operations, and therefore the extent of additional capital, if any, available to invest in strategic initiatives.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of GAAP financial measures, such as net income. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and is not a universally consistent calculation among companies in our industry, which limits the usefulness of the metric as a comparative measure.

Adjusted EBITDA increased 31% to $25.5 million in the year ended December 31, 2023, as compared to the year ended December 31, 2022. Adjusted EBITDA increased 74% to $44.4 million in the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Adjusted EBITDA-FVO

Adjusted EBITDA-FVO, a non-GAAP measure, is a measure used by management to evaluate our operating performance with comparable companies but have elected FVO when accounting for loan receivables. Since we have not elected FVO, as permitted under US GAAP, our loans receivables are carried at amortized cost, which is reduced by CECL as of the balance sheet date. Under FVO, loan origination fees and costs are recognized in earnings as incurred, as opposed to being deferred and amortized over the life of the loan. Additionally, the initial fair value measurement and any subsequent changes in fair value are recorded into earnings in the period in which the change occurs. Management believes Adjusted EBITDA-FVO provides a useful measure for period-over-period comparisons of our business, as it removes the effect of certain non-cash items and a one-time M&A benefit that are not indicative of our core operating performance or results of operations and incorporates the impact of adopting FVO. By using this metric, we can more closely evaluate our earnings when compared to companies with similar business models who have elected FVO.

104

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Adjusted EBITDA-FVO has limitations as an analytical tool and should not be considered in isolation from, or a substitute for, the analysis of other GAAP financial measures, such as net income. Some of the limitations of Adjusted EBITDA-FVO include that it does not reflect the impact of working capital requirements or capital expenditures and is not a universally consistent calculation among companies in our industry, which limits the usefulness of the metric as a comparative measure.

Adjusted EBITDA-FVO increased 93% to $63.2 million in the year ended December 31, 2023, as compared to the year ended December 31, 2022. Adjusted EBITDA-FVO increased 82% to $114.6 million in the year ended December 31, 2024, as compared to the year ended December 31, 2023.

The following table reconciles net income, the most directly comparable GAAP measure, to Adjusted EBITDA and Adjusted EBITDA-FVO for the time periods indicated.

	For the Year Ended December 31,
($ in thousands)	2022	2023	2024
Net income	$15,046	$11,158	$22,811
Non-GAAP adjustments
Depreciation and amortization	1,818	3,224	5,203
Stock-based compensation expense	886	4,990	5,290
Tax provision (benefit) from income taxes	3,883	6,157	11,064
One-time M&A benefit	(2,138)	(74)	(3)

Adjusted EBTIDA	$19,495	$25,455	$44,365

Impact of adopting FVO on Consumer Auto Loan Receivables(1)	$13,247	$37,696	$70,246

Adjusted EBITDA-FVO	$32,742	$63,151	$114,611

(1)	See the section titled “—Consumer Loan Receivables Accounting Policy Elections and Adjusted EBITDA-FVO” for details of impact of adopting FVO on Consumer Auto Loan Receivables.

105

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Adjusted Net Income

We believe Adjusted Net Income, a non-GAAP measure, provides a useful measure for period-over-period comparisons of our business, as it removes the effect of stock-based compensation, a non-cash item that does not impact equity and a one-time benefit of an M&A transaction. Management utilizes this measure to evaluate the changes in equity the business generates.

Adjusted Net Income has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of GAAP financial measures, such as net income (loss). The primary limitation of Adjusted Net Income is its lack of comparability to other companies that do not utilize the measure or that use a similar measure that is defined in a different manner.

Adjusted Net Income increased 13% to $16.1 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Adjusted Net Income increased 75% to $28.1 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023.

The following table reconciles net income, the most directly comparable GAAP measure, to Adjusted Net Income for the time periods indicated:

	For the Year Ended December 31,
($ in thousands)	2022	2023	2024
Net income	$15,046	$11,158	$22,811
Non-GAAP adjustments
Stock-based compensation expense	886	4,990	5,290
One-time M&A benefit	(2,138)	(74)	(3)
Tax impact of one-time M&A benefit	437	28	1

Adjusted Net Income	$14,231	$16,102	$28,099

106

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

The following table reconciles net income, the most directly comparable GAAP measure, to Adjusted Net Income for the quarterly periods presented below:

($ in thousands)	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net income	$772	$9,847	$177	$362	$778	$4,852	$9,269	$7,912
Non-GAAP Adjustments
Stock-based compensation expense	3,523	465	478	524	2,919	749	882	740
One-time M&A benefit	(48)	(24)	(2)	—	(3)	—	—	—
Tax impact of one-time M&A benefit	15	9	1	3	1	—	—	—

Adjusted Net Income	$4,262	$10,297	$654	$889	$3,695	$5,601	$10,151	$8,652

Adjusted Revenue-FVO

Adjusted Revenue-FVO, a non-GAAP measure, is a measure used by management to evaluate our revenue with comparable companies but have elected FVO when accounting for loan receivables. Since we have not elected FVO, as permitted under US GAAP, our loans receivables are carried at amortized cost, which is reduced by CECL as of the balance sheet date. Under FVO, loan origination fees and costs are recognized in earnings as incurred, as opposed to being deferred and amortized over the life of the loan. Additionally, the initial fair value measurement and any subsequent changes in fair value are recorded into earnings in the period in which the change occurs. By using this metric, we can more closely evaluate our revenue when compared to companies with similar business models who have elected FVO.

Adjusted Revenue-FVO has limitations as an analytical tool and should not be considered in isolation from, or a substitute for, the analysis of other GAAP financial measures, such as Total revenue, net. Some of the limitations of Adjusted Revenue-FVO include that it is not a universally consistent calculation among companies in our industry, which limits the usefulness of the metric as a comparative measure.

Adjusted Revenue-FVO increased 90% to $201.2 million in the year ended December 31, 2023, as compared to the year ended December 31, 2022. Adjusted Revenue-FVO increased 68% to $338.6 million in the year ended December 31, 2024, as compared to the year ended December 31, 2023.

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The following table reconciles Total revenue, net, the most directly comparable GAAP measure, to Adjusted Revenue-FVO for the time periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
Total revenue, net	$101,260	$175,353	$281,524
Impact of adopting FVO on Consumer Auto Loan Receivables(1)	4,340	25,801	57,074

Adjusted Revenue-FVO	$105,600	$201,154	$338,598

(1)	See the section titled “—Consumer Loan Receivables Accounting Policy Elections and Adjusted Revenue-FVO” for details of impact of adopting FVO on Consumer Auto Loan Receivables.

Critical Accounting Policies and Estimates

Our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in “Note 2—Summary of Significant Accounting Policies” in our consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies affect the more significant estimates, assumptions and judgments we use to prepare our consolidated financial statements.

Allowance for Expected Credit Losses

We maintain an allowance for expected credit losses, or allowance, that represents our current estimate of expected credit losses over the contractual terms of our loans held for investment. We measure the allowance on a monthly basis through consideration of past events, including historical experience, current conditions and reasonable and supportable forecasts.

We measure current expected loan losses over the contractual terms of our loans. The contractual terms are adjusted for expected prepayments but are not extended for renewals or extensions. Expected credit losses incorporate the fair value of the underlying vehicles collateralizing the consumer auto loans. Charge-offs of uncollectible amounts result in a reduction to the allowance and recoveries of previously charged off amounts result in an increase to the allowance. When developing an estimate of expected credit losses, we use both quantitative and qualitative methods in considering all available information relevant to assessing collectability. This may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. Significant judgment is applied to the development and duration of reasonable and supportable forecasts used in our estimation of lifetime losses.

We estimate expected credit losses over the duration of those forecasts and then revert, on a rational and systematic basis, to historical losses at each relevant loss component of the estimate. Expected losses for contractual terms extending beyond the reasonable and supportable forecast and reversion periods are based on those historical losses. Management will consider and may qualitatively adjust for conditions, changes and trends in loan portfolios that may not be captured in modeled results. These adjustments are referred to as qualitative factors and represent management’s judgment of the imprecision and risks inherent in the processes and assumptions used in establishing the allowance for expected credit losses. Management’s judgment may involve an assessment of current and forward-looking conditions including but not limited to changes in lending policies and procedures, nature and volume of the portfolio, external factors, and uncertainty as it relates to economic, model or forecast risks, where not already captured in the modeled results.

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The macroeconomic forecast used to inform both quantitative and qualitative components of our allowance for credit losses estimate is sensitive to variables that may impact borrowers’ ability to pay, such as the U.S. unemployment rate. Our December 31, 2024 allowance for credit losses assumes that the average unemployment rate will remain similar to its current level. If our assumptions about the macroeconomic environment or other key drivers of net charge-offs were not to be accurate, and our Annualized Net Charge-off Rate were to increase by 25 bps, our pre-tax net income would decline by 10%.

Although we examine a variety of externally available data, as well as our internal loan performance data, to determine our allowance for credit losses, our estimation process is subject to risks and uncertainties, including a reliance on historical loss and trend information that may not be representative of current conditions and indicative of future performance as well as economic forecasts that may not align with actual future economic conditions. Accordingly, our actual credit loss experience may not be in line with our expectations.

The allowance for expected credit losses was $18.6 million, $32.7 million and $46.2 million at December 31, 2022, 2023 and 2024, respectively. For further information on our allowance see “Note 4—Loans Receivable and Allowance for Expected Credit Losses” in our consolidated financial statements included elsewhere in this prospectus.

Fair Value

We have elected the fair value option for servicing assets and liabilities. We record servicing assets and liabilities at their estimated fair values when we transfer loans which qualify as sales under Topic 860, Transfers and Servicing. We use a discounted cash flow model to estimate the fair value of loan servicing assets and liabilities. The cash flows in the valuation model represent the difference between the servicing fees charged to institutional investors and an estimated market servicing fee. Since servicing fees are generally based on the monthly unpaid principal balance of the underlying loans, the expected cash flows in the model incorporate estimated credit risk and expected prepayments on the loans. For further information on fair value measurements see “Note 6—Fair Value Measurements” in our consolidated financial statements included elsewhere in this prospectus.

Stock-Based Compensation

The determination of the amount of stock-based compensation expense to be recorded requires us to develop estimates to be used in the calculation of the grant date fair value of stock options granted under our employee stock purchase plan. We estimate the grant date fair value of stock options using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires us to make key assumptions such as expected option term and volatility to determine the fair value of a stock option.

The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•

Fair value. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved.

•

Expected volatility. Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our stock options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

•	Expected term. We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the

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stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Risk-free rate. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

•	Expected dividend yield. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

The following assumptions were used to calculate the fair value of stock options granted to employees:

	Year Ended December 31,
	2022	2023	2024
Expected dividend yield	—%	—%	—%
Expected volatility	65%	65%	65% - 121.7%
Expected term (years)	6	5 - 6.24	6.24
Risk-free interest rate	3.3%	3.3% - 4.72%	4.59% - 4.72%

Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options with the exception that the expected term is over the contractual life, or 10 years.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense. For further information on stock-based compensation see “Note 12—Stock Option Plan” in our consolidated financial statements included elsewhere in this prospectus.

Consumer Loan Receivables Accounting Policy Elections

Adjusted EBITDA-FVO and Adjusted Revenue-FVO

As discussed in “Note 2 — Summary of Critical Accounting Policies,” we have elected to record our consumer auto loans receivables, classified as held for investment at amortized cost, which is reduced by CECL estimated as of the applicable balance sheet date. Additionally, amortized cost includes deferring origination fees and costs. Had we chosen to adopt the fair value option, as permitted by ASC 825-10, we (1) would not have recorded a CECL allowance, (2) would have recognized loan origination costs and fees at origination, rather than deferring them, and (3) would have recorded the fair value on our consolidated balance sheet, with the impact of the initial fair value measurement and subsequent changes in fair value recognized in the consolidated statements of operations. Since the fair value of our loans are generally greater than the face value of our loans, recording the fair value at loan origination generally results in an immediate recognition of revenue.

The table below displays the impact to Adjusted Revenue-FVO and pre-tax earnings (named “Impact to Adjusted EBITDA-FVO” in the table below) from electing the fair value option methodology from each of the different recognition components:

	For the Year Ended December 31,
	2022	2023	2024
	($ in thousands)
Impact from Immediate Recognition of Deferred Origination Fees	$10,627	$10,321	$4,259
Impact from Immediate Recognition of Deferred Origination Costs	(1,559)	(2,345)	(3,701)
Impact from Fair Value Recognition of Loans	(4,728)	17,825	56,516

Impact to Adjusted Revenue-FVO	$4,340	$25,801	57,074

Impact from Removing CECL	8,907	11,895	13,172

Impact to Adjusted EBITDA-FVO	$13,247	$37,696	$70,246

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The impacts from the immediate recognition of deferred origination fees and costs and removing CECL reflect the difference between the ending and beginning balances included in the consolidated balance sheets for deferred origination fees, deferred origination costs and the allowance for expected credit losses, respectively.

The following table presents the changes in the fair value of our consumer loan receivables and the Impact to Adjusted EBITDA-FVO and the Impact to Adjusted Revenue-FVO from the recognition of the fair value.

	For the Year Ended December 31,
	2022	2023	2024
	($ in thousands)
Beginning Fair Value	$390,150	$741,446	$1,126,199
Less Fair Value at Opening Date	14,772	10,044	27,869

Unpaid Principal Balance at Opening Date (utilizing amortized cost method)	375,378	731,402	1,098,330
Change in Unpaid Principal Balance	356,024	366,928	388,176

Unpaid Principal Balance at Ending Date (utilizing amortized cost method)	731,402	1,098,330	1,486,506
Plus Fair Value at Ending Date	10,044	27,869	84,385

Ending Fair Value	741,446	1,126,199	1,570,891

Less Fair Value at Opening Date	(14,772)	(10,044)	(27,869)
Plus Fair Value at Ending Date	10,044	27,869	84,385

Impact to Adjusted EBITDA-FVO and Adjusted Revenue-FVO	$(4,728)	$17,825	$56,516

We utilize discounted cash flow models to arrive at an estimate of fair value of our consumer loans receivable (Level 2). Significant assumptions used in the fair value are as follows:

•

Discount Rate - Estimated cash flows of the consumer loan receivables are discounted at a market discount rate to determine the fair value. The discount rate reflects the market rate that third-party investors would require to purchase our loans.

•	Cumulative Net Charge-off Rate - The cumulative net charge-offs expected on the consumer loan receivables over the expected remaining term of the loans.

•	Conditional Prepayment Rate - The monthly proportion of the principal of a pool of loans that is assumed to be voluntarily paid off prematurely in each period.

The following table presents significant assumptions used in our discounted cash flow model:

	For the Year Ended December 31,
	2022	2023	2024
Discount Rate	9.91%	10.38%	9.60%
Annualized Net Charge-Off Rate	1.59%	1.48%	1.56%
Conditional Prepayment Rate	2.00%	1.40%	1.19%

Our consumer auto finance loans historically have had positive fair values because the projected net yield (portfolio weighted average interest less expected annualized net charge-off rate) exceeds the discount rate. As interest rates rose in 2022 and 2023, the rate of return that third-party investors required to purchase our loans rose. As discussed within the section titled “Management Discussion & Analysis — Impact on Excess Spread”, as interest rates rose, we increased prices on new loan originations to offset these increases. However, since our consumer auto loans are originated with a fixed rate, we were not able to increase pricing on the historical portfolio. As a result, the fair value of those loans originated prior to the rise in interest rates, while still remaining positive, declined. For the period ended December 31, 2022, the fair value of $10.0 million on our consumer auto loans was lower than the fair value of $14.8 million, for the period ended December 31, 2021,

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resulting in a negative Impact to Adjusted EBITDA-FVO and Adjusted Revenue-FVO. During the final six months of the year ended December 31, 2023, the unpaid principal balance of loans on our balance sheet that were originated prior to the rise in interest rates continued to decline through amortization and prepayments, while we continued to increase pricing and grow our portfolio, resulting in a fair value of $27.9 million, and a positive $17.8 million Impact to Adjusted EBITDA-FVO and Adjusted Revenue-FVO. For the year ended December 31, 2024, the trends experienced during the final six months of 2023 stayed consistent. The unpaid principal balance of loans on our balance sheet that were originated prior to the rise in interest rates continued to decline and we continued to increase the unpaid principal balance of loans with higher interest rates. Additionally, the Federal Reserve began lowering interest rates in September 2024, which resulted in a decline in the discount rates investors require to purchase our loans. This has resulted in a fair value of $84.4 million and a positive $56.5 million Impact to Adjusted EBITDA-FVO and Adjusted Revenue-FVO.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, which may impact our financial position due to fluctuations in automotive and financial asset prices, credit performance of our loans, and interest rates. We are exposed to market risk through our loans originated and held for investment or originated and sold to investors, access to the securitization markets, investor demand for loans originated through our platform, and availability of funding under our current credit facilities and term loans.

Credit Risk

We recognize that we are exposed to cyclical changes in credit quality. Consequently, we are committed to striving to ensure that our credit portfolio is resilient to economic downturns. Our most important tool in this endeavor is sound underwriting driven by AIRA®. The table below displays the unpaid principal balance, or UPB, of the loan portfolio by AIRA® score band as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
300 – 385	$32,617	4.5%	$21,491	2.0%	$13,252	0.9%
386 – 450	65,707	9.0	92,858	8.4	160,554	10.8
451 – 575	176,159	24.1	290,555	26.4	422,158	28.4
576 – 699	192,510	26.3	312,660	28.5	424,769	28.6
700 +	264,410	36.1	380,767	34.7	465,773	31.3

We closely monitor our loan performance and profitability in relation to forecasted economic conditions and manage credit risk and expectations of losses in the portfolio. We focus on carefully monitoring and managing the performance and pricing of our loan portfolio with the goal of generating appropriate risk-adjusted returns. For further information on risk-adjusted returns, see “Return on Average Assets and Average Equity.” The table below presents the portfolio by APR band as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
Less than 9.0%	$90,938	12.4%	$88,861	8.1%	$71,104	4.8%
9.0%—11.9%	120,130	16.4	156,745	14.3	158,367	10.7
12.0%—13.9%	78,299	10.7	109,976	10.0	151,495	10.2
14.0%—15.9%	226,489	31.0	173,112	15.8	141,724	9.5
16.0%—17.9%	205,415	28.1	380,848	34.6	455,843	30.7
18.0%—19.9%	9,908	1.4	183,760	16.7	470,261	31.6
20.0% or More	224	0.0	5,029	0.5	37,712	2.5

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Our consumer auto loans have a variety of maturities and have been originated across various different geographies. The tables below display the breakdown of the UPB by original loan term and state as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
0 – 36 months	$24,491	3.3%	$24,024	2.2%	$22,924	1.5%
48 months	59,019	8.1	59,236	5.4	59,127	4.0
60 months	424,505	58.1	558,693	50.8	598,245	40.2
66 months	6,094	0.8	10,839	1.0	15,038	1.0
72 months	217,294	29.7	445,539	40.6	791,172	53.3

	As of December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
Florida	$311,875	42.6%	$459,190	41.7%	$557,388	37.5%
Massachusetts	147,662	20.2	173,004	15.8	176,013	11.8
California	65,920	9.0	86,623	7.9	129,064	8.7
New York	75,868	10.4	114,140	10.4	143,215	9.6
Texas	21,555	2.9	67,983	6.2	147,904	10.0
New Jersey	35,052	4.8	54,434	5.0	83,033	5.6
Other	73,470	10.1	142,957	13.0	249,889	16.8

We charge-off consumer automotive loans when they reach 120 days past due, or DPD. We typically begin repossession proceedings at 60 DPD. Charge-off amounts on loans that have the underlying vehicle repossessed and dispositioned prior to 120 DPD are net of the disposition amount, as repossession does not trigger a charge-off under our charge-off policy. We closely monitor delinquency and loan performance trends to assess and manage our exposure to credit risk. The table below displays the UPB by delinquency status as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
Current	$715,041	97.7%	$1,062,954	96.8%	$1,425,087	95.8%
31 – 60 DPD	11,368	1.6	23,930	2.2	44,119	3.0
61 – 90 DPD	2,398	0.3	4,790	0.4	7,068	0.5
91 + DPD	2,596	0.4	6,657	0.6	10,232	0.7

Our loans are secured by automobiles, which can be repossessed if a borrower defaults on his or her loan. Our credit performance, in the form of charged-off loan recoveries, is impacted when economic conditions result in changes to automotive asset values. Recoveries benefited from the rising asset values experienced throughout 2021 and during the first half of 2022. As used car values have declined in the second half of 2022, recoveries have also begun to decline. The impact of changes to asset values is reduced within our portfolio due to: (1) our conservative loan terms, (2) conservative loan-to-values, (3) a requirement that a large portion of our loans have GPS systems installed to locate the vehicle, and (4) our dealership recourse program. The table below displays recovery rates on defaulted loans (defaulted loans are defined as loans that had the vehicle repossessed, surrendered, or are 120 DPD without a repossession or surrender)(1):

			Cumulative Recovery – Months Since Default(%)
($ in thousands)	Default Amount($)	Total Recovered(%)	1	2	3	4	5	6	7+
2019	$1,926	86%	50%	71%	84%	86%	86%	86%	86%
2020	5,086	84	46	68	78	81	82	83	84

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			Cumulative Recovery – Months Since Default(%)
($ in thousands)	Default Amount($)	Total Recovered(%)	1	2	3	4	5	6	7+
2021	8,497	86	35	62	75	82	84	85	86
2022	24,490	78	16	39	59	69	74	75	78
2023 Q1	11,158	82	14	39	59	71	75	78	82
2023 Q2	14,329	79	13	34	52	63	69	74	79
2023 Q3	15,008	75	12	32	48	60	66	70	75
2023 Q4	20,507	72	10	24	41	52	60	66	72
2024 Q1	24,502	69	12	28	43	50	56	60	69
2024 Q2	21,813	62	11	27	41	48	54	59	62
2024 Q3	26,948	46	13	28	40
2024 Q4	36,018

(1)	Default status is not a permanent status and can change as loans cure. Recovery data only includes months post default that have fully aged for the relevant period.

We closely monitor the credit performance of our Floorplan loans. Dealerships are required to make curtailments as vehicles age. Curtailments are typically required at 60, 90, and 120 days after financing. The table below displays the Floorplan loans receivables by age of the Floorplan loan portfolio as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022		2023		2024
($ in thousands)	$	%	$	%	$	%
Less than 60 Days	$8,161	59.8%	$10,107	49.7%	$16,250	65.4%
60 – 89 Days	2,269	16.6	4,012	19.7	3,080	12.4
90 – 119 Days	1,169	8.6	3,062	15.1	2,147	8.6
120 + Days.	2,055	15.1	3,160	15.5	3,384	13.6

Interest Rate Sensitivity

Our business is exposed to interest rate risk in four primary ways: (1) inflation, (2) monthly payment rates charged to consumers, (3) excess spread, and (4) discount rates applied in the discounted cash flow models used to fair value assets.

Impact from Inflation

During periods of inflation, such as those experienced by in the U.S. during 2022, 2023 and 2024, the Federal Reserve will increase interest rates to reduce inflation. Increasing interest rates potentially increases monthly payments we charge borrowers, reduces excess spread, and increases discount rates applied in discounted cash flow models used to fair value assets. See “—Impact from Changes in Monthly Payment Rates,” “—Impact on Excess Spread” and “—Impact on Servicing Assets” below.

Inflation could increase the price consumers pay for vehicles while disinflation and/or deflation could decrease the price. Higher purchase prices could result in higher monthly payment amounts, which could result in higher delinquencies and defaults, as borrowers might struggle to pay the higher amount, or lower originations, as borrowers choose to not purchase the vehicle and take out a loan. Conversely, lower prices could result in lower payment amounts and potentially higher loan originations.

Additionally, inflation reduces the amount of excess cash consumers have available to pay their bills, as a result, during periods of inflation, delinquencies and defaults could increase.

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Impact from Changes in Monthly Payment Rates

Our consumer auto loans are fixed rate loans, but as interest rates change, we may pass along those changes in interest rates to our consumers when new loans are originated. Higher rates result in higher payment amounts, which could result in higher delinquencies and defaults, or could result in lower originations as borrowers choose to not purchase the vehicle and take out a loan. Conversely, lower rates might result in lower payment amounts and potentially higher loan originations.

Impact on Excess Spread

As interest rates change, the change in excess spread is the net result of (1) the change in our cost of funds and loan sale buyer yields, (2) hedging, and (3) the change in rates we pass along to our borrowers.

Our warehouse lines of credit and term credit facilities are floating rate, and as a result, are impacted by changes in rates. Our securitizations are fixed rates once closed, but they are priced utilizing the prevailing interest rates at the time of closing. Since the collateral we include in a securitization is typically originated before it is included, we incur interest rate risk between the time the loans are originated and the date we contribute those loans into the transaction. Additionally, when we sell whole loans, we typically sell them at a spread above a base rate at the time of the sale.

As the Federal Reserve has increased interest rates during 2022 and 2023, we increased pricing to our borrowers by approximately 4%. For more details on the recent interest rate trends in our portfolio, see the section titled “—Return on Average Assets and Average Equity.” For example, net income as a percentage of total revenues decreased from 15% for the year ended December 31, 2022 to 6% for the year ended December 31, 2023. Given the short duration of our loan portfolio (with a weighted average life of approximately two years) and our rate of growth, we have been typically able to price new loans added to our portfolio in line with the prevailing interest rate environment, which had the effect of rebalancing our portfolio relatively quickly after the initial impact of higher interest rates. Additionally, our Floorplan portfolio is primarily priced at prime plus a spread.

As of December 31, 2024, we only have invested in two out-of-the money interest rate hedges, which was required as part of a term credit facility.

The table below presents estimates of the impact on our excess spread from changes in interest rates for our loan portfolio, assuming all fixed rate assets and liabilities cannot be repriced, as of December 31, 2024:

($ in thousands)	Estimated Change in Excess Spread (%)	Estimated Change in Pre-Tax Income from Change in Excess Spread ($)
+ 300bps	(0.42)%	$(6,112)
+ 200bps	(0.25)	(3,626)
+ 100bps	(0.08)	(1,137)
Current Base Rate	—	—
- 100bps	0.03	371
- 200bps	0.29	4,230
- 300bps	0.55	8,090

When interest rates change and we assume all fixed rate assets and liabilities cannot be repriced, only the fair value of our servicing assets, interest and fee income, net of our floorplan lending business, and our floating rate debt, where we do not have hedges (or our hedges are currently out of the money) are impacted. The change to excess spread, for the period ended December 31, 2024, is approximately 8% of the overall change in rates, as only approximately 29% of our total debt financing was floating and unhedged, and approximately 10% of our total debt financing was floating but hedged during the year ended December 31, 2024.

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The table below presents estimates of the impact on our excess spread from changes in interest rates for our loan portfolio, if we were to re-originate all assets and liabilities in the respective interest rate environments, as of December 31, 2024:

($ in thousands)	Estimated Change in Excess Spread (%)	Estimated Change in Pre-Tax Income from Change in Excess Spread ($)
+ 300bps	(2.23)%	$(32,558)
+ 200bps	(1.32)	(19,280)
+ 100bps	(0.41)	(5,999)
Current Base Rate	—	—
- 100bps	1.01	14,684
- 200bps	1.81	26,435
- 300bps	2.62	38,189

Since our excess spread includes the revenue from of our gain-on-sale, which is determined using a discounted cash flow model, changes in interest rates do not always linearly result in changes in excess spread.

Given how quickly we are able to re-price our portfolio, when interest rates change and we assume we re-originate all interest rate sensitive assets and liabilities under the new rate environment, there is an impact to interest and fee income, gain-on-sale, the fair value of our servicing assets, and all of our funding costs. As mentioned above, under any rate stress scenario, the estimated change in excess spread is the result of the amount of increase and/or decrease in cost of funds and loan sale buyer yields net of the amount of increase and/or decrease we pass along to our customers. As interest rates rise, our cost of funds and the yield our loan sale buyers require both rise, but we are not able to fully pass on this increase to our borrowers due to various competitive dynamics and compliance rules. Conversely, as rates decrease, we receive the full benefit on our cost of funds and the yield our loan sale buyers require, but we are not forced to pass along the full decrease to our borrowers.

The table below displays the APR of the loans included in each ABS deal we have consolidated on our balance sheet, the cost of funds for each deal, the APR minus the cost of funds, and the principal balance outstanding of the collateral as of December 31, 2024. Additionally, the chart includes our 2025-1 transaction, which closed in January 2025, for comparison. As shown in the table, the APRs on our loans have continued to increase into 2024, while our cost of funds peaked with our 2023-3 deal, which closed in October 2023. Our cost of funds have declined in 2024, primarily due to decreasing the credit spreads we pay on our deals as a result of increasing our credit rating to AAA with KBRA, achieving a credit rating of AA with S&P, and adding more investors to our program. The combination of increasing APRs and declining cost of funds in 2024 has resulted in our APR less cost of funds exceeding the levels experienced in our 2022-1 transaction.

ABS Deal(1)	Weighted Average APR	Bond Duration Weighted Average COF(2)	APR less COF	% of Deal (UPB) Outstanding as of December 31, 2024
2022-1	13.2%	4.4%	8.8%	23%
2023-1	13.9	7.2	6.7	43
2023-3	14.8	8.3	6.5	62
2024-1	15.2	6.7	8.5	68
2024-2	15.5	6.5	9.0	78
2024-3	16.0	5.9	10.1	92
2025-1	16.2	6.0	10.2	NA

(1)	Excludes 2023-2 because 2023-2 was deconsolidated when we sold the certificates to investors.
(2)	Excludes transaction costs.

As the older loans with lower margins from 2022 and 2023 continue to amortize and the proportion of our portfolio with higher margins from 2024 continues to increase, the overall margins in our business are expected to increase. The chart below shows the Adjusted Net Income in 2023, 2024, and the fourth quarter of 2024

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multiplied by four, displaying the impact of these trends in our portfolio. The annualized fourth quarter 2024 Adjusted Net Income figure is not necessarily indicative of the results to be achieved for a full fiscal year or any future period. The bar titled “Illustrative 4Q24 with 2024-3 spreads” is a sample sensitivity illustration of what the fourth quarter 2024 annualized Adjusted Net Income would look like if (1) our entire loan portfolio was repriced to our 2024-3 ABS Weighted Average APR and (2) the derived fourth quarter 2024 Adjusted Net Income was multiplied by four. This is purely an illustration of the impact on our excess spread from changes in interest rates for our loan portfolio, if we were to re-originate our entire loan portfolio in the interest rate environment as of the fourth quarter of 2024. This illustration is not necessarily indicative of what may be achieved in any future period. See “—Non-GAAP Financial Metrics—Adjusted Net Income” for a reconciliation of Adjusted Net Income for the periods presented in the chart below to net income.

Impact on Servicing Assets

The fair value of our servicing assets is determined using a discounted cash flow model. The discount rates used in those fair value models are based on market rates. As interest rates change, the discount rates will change. As interest rates have increased during 2022 and 2023, we increased the discount rates used in those models. The table below presents estimates to changes in fair value from our changes in interest rates as of December 31, 2024:

($ in thousands)	Estimated Change in Fair Value ($)
+ 300bps	$(975)
+ 200bps	(657)
+ 100bps	(332)
Current Base Rate	—
- 100bps	339
- 200bps	685
- 300bps	1,039

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BUSINESS

Our Mission

Our mission is to offer fair access to credit for underserved populations.

Our Company

We are a financial technology company that utilizes artificial intelligence, or AI, and machine learning algorithms to better assess consumer credit risk and expand access to credit. We seamlessly process large sets of data provided by traditional credit bureaus, or traditional data, and data consisting of bank transactional information, personal credit information and documents, and information on the vehicle the consumer is interested in, or collectively alternative data, through advanced computational approaches to more accurately predict a consumer’s creditworthiness. Our business benefits both consumers through expanded access to credit and auto dealerships via increased vehicle sales.

Our founders immigrated to the U.S. for graduate school. Upon their arrival, due to their lack of a credit history in the U.S., they could not access basic consumer credit products such as a credit card or an auto loan. Seeing a clear market opportunity to solve this problem using their background in financial services, computer science, and AI, they launched Lendbuzz in 2015 with a focus on auto finance for underserved populations.

Obtaining an auto loan has historically relied upon a traditional, paper-based process. The experience varies in complexity based on a consumer’s creditworthiness. Non prime consumers are typically required to complete a lengthy and cumbersome process. Further, lenders using traditional underwriting approaches often misprice those with limited to no traditional credit history, resulting in higher rates and unattractive terms. This negatively impacts the consumer experience and dealership sales.

Our proprietary AI-powered solution efficiently analyzes thousands of data points to underwrite underserved consumers and drive credit outperformance. We serve consumers with thin and no credit files, or credit invisibles, and those traditionally called near prime (consumers with VantageScores® of 601-719). We estimate that, based on Oliver Wyman’s 2022 Financial Inclusion and Access to Credit report and VantageScore’s 2023 CreditGauge report, these groups collectively represent a market of approximately 119 million people in the U.S. or approximately 46% of the total U.S. adult population. We utilize our data and technology to build more robust financial profiles of these consumers, enabling us to more accurately identify those expected to generate better credit performance. We believe our machine learning models combined, with the use of alternative data and data-driven credit decisioning, differentiates us from traditional lenders.

In addition to providing fair access to credit, we offer consumers a modern, digital lending experience. Friction is reduced for consumers as we engage with them through an entirely mobile-enabled digital process.

We acquire consumers through the U.S. auto dealership market, which serves as a scalable and efficient go-to-market channel and minimizes our customer acquisition costs. By expanding access to credit and providing a superior borrowing experience for near prime consumers and credit invisibles, we are able to help our dealership partners expand their pool of potential consumers. Additionally, we have streamlined the loan application experience for a dealership through our proprietary dealership portal. As a result, our dealership partners are loyal as demonstrated by our 100%+ net dollar retention rates, which we have achieved consistently for 15 consecutive quarters as of December 31, 2024, historically leading to a strong source of recurring revenue.

We have grown rapidly since our founding and believe we have significant growth potential, all within our core product. The U.S. auto dealership market is highly fragmented, with over 55,000 auto dealerships, according to data from 2022 from NADA and NIADA. In addition, according to Automotive News Research & Data Center, no individual network or franchise ownership group owns more than 500 stores as of 2021. For the year

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ended December 31, 2024, we partnered with 1,788 Active Dealerships and have the opportunity to expand our presence in our existing geographic footprint, adjacent geographies, and new regions in the U.S. We expect to continue to expand our network of dealership partners and increase our access to the approximately $704 billion annual auto loan origination market in the U.S., according to the Federal Reserve Bank of New York.

Our financial profile has been strong and has shown both rapid growth and profitability. Our efficient go-to-market strategy and low credit losses have driven attractive unit economics, which we believe will continue to drive increased profitability as we grow. We grew Aggregate Originations and Total Revenue, net by compounded annual growth rates of approximately 74% and 92%, respectively, from 2019 to 2024.

Additionally, as of December 31, 2024, we generated positive net income each fiscal year since 2021 and positive Adjusted Net Income, a non-GAAP measure, for 16 consecutive quarters as of December 31, 2024. For more information on this non-GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted Net Income.”

Industry Background

There are a number of important industry trends and market dynamics that create significant opportunity for Lendbuzz.

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The U.S. auto finance market is incredibly deep

According to the Federal Reserve Bank of New York’s December 2024 Quarterly Report on Household Debt and Credit, the U.S. auto finance market is incredibly deep, with approximately $704 billion of loans originated annually, and the total amount of auto loans outstanding in the U.S. is similarly large at approximately $1.7 trillion.

Dealerships are the primary distribution model for auto finance

The U.S. auto finance business is primarily a point-of-sale, or POS, financing business with 84% of loans originated through auto dealerships according to Cox Automotive’s 2019 Car Buyer Journey report. The auto dealership market is a highly fragmented market of over 55,000 dealerships nationally. More than 90% of all these auto dealerships in the U.S. include small, disparate local businesses that rank outside of the top 150 dealership groups (by total number of dealerships), according to Automotive News as of 2021. The fragmented nature of the auto dealership market means that building a large and installed base of dealerships often takes time and a “feet on the street” sales approach.

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Auto loans are an attractive consumer asset class across historical economic cycles

Auto loans have proven to be an attractive consumer asset class across economic cycles. Consumers historically prioritize auto payments over other consumer credit obligations, demonstrating the importance of maintaining access to a vehicle. For example, according to the Federal Reserve Bank of New York, during the global financial crisis between 2007 and 2009, auto loans saw seriously delinquent balances increase by only 80 basis points, in comparison to 421 basis points for credit cards and 311 basis points for personal loans.

Access to auto loans varies in complexity based on a consumer’s creditworthiness

Historically, when looking to obtain financing for an automobile purchase, U.S. consumers faced two very different landscapes based on their creditworthiness. Prime consumers, defined as consumers who have long credit histories and 720+ traditional credit bureau scores, such as FICO® scores or VantageScores®, can readily find multiple, efficiently priced options from captive auto lenders, traditional banks and credit unions. According to the Federal Reserve Bank of New York, prime consumers represent approximately half of the $704 billion annual auto originations in the U.S.

The other half of the $704 billion annual auto originations are comprised of consumers who do not have long credit histories or high credit bureau scores. These consumers are typically served by traditional subprime auto lenders. These lenders tend to finance most vehicles regardless of make, model, age, or mileage and price substantially all loans assuming a very high level of credit losses, regardless of the consumer’s actual credit worthiness.

Oliver Wyman’s 2022 Financial Inclusion and Access to Credit report suggests that for certain segments of the population, credit bureau scores are a less accurate predictor of ability to pay. The report shows that no credit file and thin credit file consumers typically do not have sufficient credit history to inform an accurate credit score. Similarly, according to the report, credit bureau scores may be less effective predictors of credit performance for near prime consumers.

As a result, consumers that are neither prime nor subprime are often mispriced or unable to obtain a loan. We estimate that, based on Oliver Wyman’s 2022 Financial Inclusion and Access to Credit report and VantageScore’s 2023 CreditGauge report, our target market consists of approximately 119 million consumers in the U.S., split across approximately 49 million consumers with no credit file or a thin credit file and

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approximately 70 million consumers who are defined as near prime. These underserved segments of the credit spectrum represent nearly approximately 46% of the total adult U.S. population.

Consumers seek an improved digital auto lending experience

While some auto dealerships have invested in digitization, the overall industry has generally been slow to significantly invest in technology due to the fragmentation of the auto dealership market, leading to many auto dealerships continuing to depend on antiquated, paper-based processes. Most dealerships use RouteOne® or DealerTrack©, which are legacy platforms, to support the loan origination process. RouteOne® and DealerTrack© have loan origination systems for both dealerships and auto lenders, allowing dealerships to submit applications to auto lenders. The Finance and Insurance Manager, or F&I Manager, at the dealership typically decides which auto lenders to submit a consumer’s application to. Following submission and based on the terms provided (often referred to as a callback), the F&I Manager works with the consumer to select one financing offer, if any, and clear all relevant stipulations imposed by the lender.

For prime consumers, the auto loan process is simple but often antiquated. Prime consumers tell stories of recent auto financing experiences where their contracts were printed with a dot matrix printer, something they last personally used more than 15 years ago. Consumers typically provide a copy of their driver license and complete a short online application which includes (1) personally identifiable information, or PII (e.g., name, address, and social security number), (2) name and address of their employer, and (3) stated income. Stipulations provided by the auto lender typically include a credit report confirming a sufficiently high credit bureau score and enough stated income on the consumer’s application to meet the lender’s debt-to-income ratio cutoff.

To complete the process, the dealership typically overnight mails the paper loan application and contract, which has been physically signed by the consumer, to the finance company’s loan processing center. The finance company reviews the file once received, and if all stipulations have been cleared to their satisfaction, they fund the dealership for the loan; often as long as a week after the consumer bought the vehicle from the dealership.

Despite the relatively simple process, the net promoter score, or NPS, for prime consumers is only in the mid-50s. While the auto lending industry is largely paper driven, consumers have been shifting to digital channels at increasing rates.

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For subprime and near prime consumers, the experience is often paperwork intensive and can take days rather than hours. In addition to providing a copy of their driver’s license and completing the same application as their prime counterparts, they are often required to provide (1) proof of residency via a utility bill, (2) proof of income via a pay stub, tax return, or W2 form, (3) proof of employment via a call to the consumer’s employer and (4) two individuals to serve as personal references. These are items the consumer may not have with them at the time of vehicle purchase, potentially requiring multiple trips to the dealership to provide the required documents.

Using technology to build a better consumer experience and identify a better way to underwrite and price these near prime and credit invisibles population of approximately 119 million people creates a sizeable market opportunity.

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The Lendbuzz Solution

Our mission is to offer fair access to credit for underserved populations. Lendbuzz expands access to credit with a simple and fast auto loan process that looks at the consumer – not just the credit score. As of December 31, 2024, approximately 42% of our customers had a FICO score. Of those with a FICO score, the weighted average FICO score was 680. Additionally, as of December 31, 2024, 83% of our consumers have no credit file or a thin credit file. We believe such consumers historically have experienced higher rates, inferior cars and bad terms, when obtaining financing for a vehicle purchase. Lendbuzz aims to change that narrative by providing fair pricing and access to credit for these credit invisibles and near prime consumers.

We focus on three main pillars to drive performance: (1) our proprietary AI algorithms and machine learning models which drive credit outperformance, (2) our streamlined dealership POS software platform, and (3) our enhanced digital consumer experience.

Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance

We utilize our proprietary AI algorithms and machine learning models to analyze large sets of alternative data in order to more accurately assess the level of credit risk for each potential consumer. Our unique approach involves collecting thousands of data points per applicant, which allows us to build a robust financial profile for each consumer. Our models, which have been trained from more than 154,000 consumers, incorporate more than 2,000 features on each consumer, which are pulled seamlessly from APIs. These data points are analyzed using deep neural networks to effectively predict a consumer’s ability and willingness to repay their auto loan.

We collect data primarily from five sources at the application stage:

(1)

Bank account transactional level detail. We typically require consumers to link their bank accounts via a third-party API allowing us to acquire up to 18 months of a consumer’s bank account transactions, including credit card transactions when available

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(2)	Personal credit. Information such as employer, role, and educational attainment

(3)	Credit bureau. Individual tradelines and payment history

(4)	Vehicle information. Including car history, dealership selling the vehicle, make, model, year, mileage, down payment, and loan-to-value

(5)	Personal documents. Including, for example, a driver’s license

Our AI algorithms aggregate and transform the data collected, generating a proprietary credit profile that can be used to compare each applicant against thousands of prior consumers. This process produces the foundation of our underwriting – our proprietary AI Risk Analysis, or AIRA®, score which is calculated for all applications received. Since traditional credit scoring methods often have difficulty assessing the credit risk of credit invisibles and near prime consumers, we designed AIRA® to generate predictive power for these segments.

In the process of creating an AIRA® score and determining whether to approve an application, our algorithms verify the consumer’s income through the credit transactions in their bank account. In addition to verifying income and determining whether the consumer’s credit is strong enough to pass our internal AIRA® cutoff, our algorithms complete our Know-Your-Customer, or KYC, process. The KYC process utilizes optical character recognition, or OCR, technology whenever possible and includes comparing the name and address on a consumer’s credit application, to the name and address on their ID, to the name and address on their bank account.

AIRA® is updated quarterly to incorporate the most recent payment information data and current portfolio trends into the decision making, including changes in the macroeconomic environment. AIRA® incorporates more than 2,500 features and has been trained by more than 50 billion data attributes derived from more than 25 million datasets, which translates into approximately 2.8 million repayment events and 475 million transactions.

Before deployment, all models undergo validation, testing and analysis, including the data science team presenting all changes and analytic results for review and approval by our management credit committee, which

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includes all named executive officers. Following deployment, our models and our portfolio performance are monitored on a regular basis via our data science team, our management credit committee, and our management compliance committee, which includes all named executive officers, via ongoing portfolio performance reporting, monthly credit performance monitoring, analytics, and reporting, as well as compliance reviews and ad hoc analytics. For more information on the metrics used to monitor portfolio performance, see the section titled “—Competitive Advantages—Artificial Intelligence” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Aggregate Originations.”

Our technology is designed to allow us to accurately identify credit invisibles and near prime consumers that are creditworthy, driving our credit outperformance. The chart below compares 31+ Day Delinquency Rate for Lendbuzz’s ABS portfolio to auto industry prime and subprime indexes from S&P Global Ratings. The portfolio represented by the LBZZ ABS line consists of all collateral targeted at inclusion in our ABS deals for the periods presented. Consumer auto delinquencies have increased relatively steadily since the beginning of 2023, particularly in the subprime sector, as the chart indicates, and are among the highest they have been in the past decade or more. While we have also seen increases in our delinquencies, our portfolio of credit invisibles and near prime consumers has performed similarly to the prime index, and much better than the subprime index, despite serving a segment of the market that is traditionally considered non prime. The subprime index’s recent peak of approximately 16% during 1Q 2024, was higher than the approximately 14% peak seen in the subprime index during the 2007–2009 global financial crisis.

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The chart below compares the cumulative net charge-off rate for our ABS deals to expected base case net loss rates from two of the credit rating agencies that rate our ABS deals. Our ABS deals have historically outperformed the expected base case net loss rates (which is the Moody’s 5.5% and S&P’s 6.4% line in the graph below) from the credit rating agencies.

Cumulative Net Charge-Off Rates

S&P, 6.4%
Moody's, 5.5%
2023-1, 3.9%
3Q'22 Private Deal, 4.1%
2023-3, 3.2%
2023-2, 3.7%
2024-2, 2.9%
2022-1, 3.3%
2021-1, 2.16%
2024-3, 1.3%
2024-1, 2.5%
3
6
9
12
15
18
21
24
27
30
33
36
39
Months Since Close

Streamlined Dealership POS Software Platform

Our custom designed auto dealership portal provides auto dealerships with the tools to better serve their consumers. Our portal provides both our dealership partners and our consumers with an enhanced end-to-end experience when purchasing and financing a vehicle.

Our dealership portal is a modern e-commerce platform where our dealership partners submit the necessary information required for us to provide initial terms and ultimately a full approval. Loan applications may be started on own custom-built portal or on DealerTrack© or RouteOne®, which are legacy platforms. Consumers and dealerships are able to provide all required credit application information electronically within minutes. While the

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time the entire process takes to complete can vary, as consumers compare and contrast different vehicle purchase options within and across dealerships, once the dealership and consumer have provided all necessary documentation to move forward, we typically fund over 70% of loans within eight hours. We believe this can take as long as a week for lenders with traditional paper-based processes. As of December 31, 2024, over half of our loan originations were started directly on our custom portal. All applications, regardless of which platform they are started, must be completed on our portal to receive a full approval. Additionally, since, according to Cox Automotive’s 2024 Car Buyer Journey Study, the average vehicle buyer visits more than two dealerships when purchasing a car, we believe our streamlined process provides significant value for our dealership partners, who are able to work with a consumer to complete the sale before the consumer leaves the dealership and risk losing the sale. We believe that as a result of both our fast funding and efficient process, by working with Lendbuzz, our dealership partners can both turn over their working capital faster and increase the total number of vehicles they can sell.

Enhanced Digital Consumer Experience

In addition to redesigning the auto lending process to be entirely digital for the dealership, we have significantly reduced the friction for the consumer. We engage directly with consumers through an easy-to-use, digital experience. As discussed above, this contributes to faster data collection, underwriting, and ultimate closing of the sale, all benefitting the consumer experience. All information provided by the dealership, on behalf of the consumer, is transferred to the consumer’s loan application electronically. Consumers are engaged while at the dealership through a mobile-enabled digital process that is both more user friendly and faster compared to traditional paper-based processes.

An initial text message introduces Lendbuzz as an auto lender and asks the consumer to link their bank account via a third-party API. When consumers link their bank account, we are able to approve the application and clear all stipulations within seconds.

Following approval, a second text message notifies the consumer of the approval and provides a link to DocuSign their contract, which completes the process. Our digital process creates considerably less friction for the consumer compared to both non prime and prime alternatives, further differentiating Lendbuzz.

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Due to our strong credit outperformance, we have priced consumers in our target market lower than most of our competitors, despite the whole sector, including us, increasing our pricing due to higher interest rates. For more details on the recent interest rate trends in our portfolio, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Return on Average Assets and Average Equity.” Many of our competitors price no and thin credit file consumers at state maximum rates – ranging generally from 17% to 36%, according to the Conference of State Bank Supervisors, depending upon the state – compared to an average of 17% for us. Our lower pricing has helped to drive a positive selection among consumers, further improving our credit performance. When we approve an application, our conversion rates have been over 90%. We believe our more favorable auto loan pricing also enables consumers to afford a better vehicle.

Business Model

Our Dealership Go-to-Market Strategy

We go-to-market through dealerships. We primarily utilize a “feet-on-the-street” salesforce, hiring sales representatives in each metro area Lendbuzz operates in, to engage, sign, and manage our dealership relationships. As of December 31, 2024, we had 129 sales employees.

Since Lendbuzz was first launched in Massachusetts, we initially expanded our footprint into adjacent states in the northeast U.S. and then into other U.S. regions. From our dealership portal launch in 2018, through the quarter ended December 31, 2024, we have grown our Active Dealership count to 1,788. For context, some of the larger, longer tenured auto loan originators partner with over 20,000 dealerships.

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As of December 31, 2024, we operated primarily in six states: California, Florida, Massachusetts, New Jersey, New York and Texas. We plan to continue to expand in these existing markets and realize the benefits from enhanced brand awareness, as our footprint increases in a particular market.

Our penetration rates, as calculated by Experian in the chart below, when calculated as a percentage of used vehicle financings by location of the dealership where the vehicle was sold, are less than 2% in every state.

In new geographies, our sales representatives rely on their own relationships or by engaging new dealerships through “cold calling.” As our brand awareness has increased in more established metropolitan areas, we have started

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to receive inbound calls from dealerships. For example, we developed a relationship with one of the largest publicly held franchise dealership chains because one of their dealerships was losing business to dealerships we worked with.

While we are focused on growing our core product within auto finance, we believe that over the long-term, our technology and models can be applied to additional consumer segments and other asset classes, further expanding our opportunity set and addressable market.

Our Dealership Value Proposition, Retention, Penetration and Floorplan

We provide a differentiated value proposition for dealerships, helping to drive our dealership NPS of 79:

Accelerated Sales and Reduced Consumer Turn Downs

Our ability to underwrite no credit file, thin credit file and near prime consumers allows dealerships to expand the pool of consumers to whom they can sell vehicles, as well as the quality of vehicles which consumers can afford.

Real Time Credit Decisioning

Our AI algorithms and technology platform are designed to allow consumers to complete their entire application process, from application to approval, in less than five minutes, while sitting at the dealership or over time at their convenience. While the time from application to approval can vary as consumers complete their full vehicle buying journey, over 90% of consumers who have chosen to move forward by verifying their income can be approved in less than 30 minutes. Completing the process in less than an hour is critical for dealerships, as, according to Foureyes’ 2020 Automotive Dealer Benchmarks Report, only 12.5% of auto buyer leads ultimately purchase cars, and, according to Cox Automotive, consumer satisfaction declines significantly after they have spent more than 1.5 hours at the dealership.

Same Day Funding

We believe our competitors can take up to a week to provide funding for a loan, whereas we typically fund over 70% within eight hours once the consumer and dealership have provided all necessary documentation to move forward. Dealerships are highly focused on their working capital, and the faster they receive funding for a vehicle sale, the earlier they can use those funds to purchase their next vehicle for their inventory.

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Lower Pricing

We have passed on our credit outperformance to our consumers and our dealership partners in the form of lower pricing to the consumer.

Our dealership network serves as a recurring source of business and a key driver of growth. Dealerships often have a ramp period as they learn how to utilize our custom portal and grow accustomed to our process. Generally, it has taken between three and nine months to reach consistent origination volume, with net dollar retention rates in excess of 100%. As of December 31, 2024, we have experienced 100%+ net dollar retention rates for 15 consecutive quarters. We define consistent origination volume as when a dealership produces a consistent origination volume with little to no growth following the initial ramp period of growth.

In addition to our “feet-on-the-street” sales representatives who are focused on adding new dealerships, we have an office-based sales force. The office-based sales force helps maintain penetration among our existing dealership base, allowing our “feet-on-the-street” sales representatives to focus on adding new dealerships.

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The chart below plots Originations over time by dealership vintage. We assign dealerships to a vintage based on when they originated their first loan with us. While there has been volatility due to the impacts of the COVID-19 lockdowns, in general, once a dealership vintage has ramped to consistent origination volume, which has taken between three and nine months, we have experienced 100%+ net dollar retention rates, as each vintage has continued to produce about the same amount of loan originations, or more, as in prior years. As of December 31, 2024, we have experienced 100%+ net dollar retention rates for 15 consecutive quarters. Our 100%+ net dollar retention rates have accelerated our growth, as our sales representatives can focus on expanding the dealership network each year instead of spending time replacing the existing base. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Increasing Sales Penetration with Existing Dealership” for more information about our net dollar retention rates and origination volume by dealerships.

Originations by Dealership Vintage chart is not inclusive of all originations. The chart excludes loans originated without a dealership partner. Additionally, dealerships from the 2016 and 2017 vintages have been excluded due to inconsistent data collection.

In addition to providing financing to consumers, we also provide financing to dealerships, called Floorplan lending. Floorplan lending allows us to expand our relationship with our dealerships, allowing them to purchase and sell more vehicles, and thus increasing the number of auto loans Lendbuzz can originate with that dealership. We provide a small incentive fee of approximately $100 to dealerships when a vehicle financed through our Floorplan lending business is purchased by a Lendbuzz borrower.

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Unit Economics

Our platform has generated strong and attractive unit economics, which has driven our profitability, and resulted in an LTV to CAC of 8.6x for the year ended December 31, 2024.

We target positive economics on each transaction, resulting in a business model that is designed to drive both high growth and profitability. Our low credit losses and CAC have powered our attractive unit economics. Below is an outline of the underlying components of our unit economics as of December 31, 2024:

Loan Interest. We generate revenue primarily from interest on our loans. Our interest rates have averaged 15.17%, generating $9,190 of interest income over the life of a Lendbuzz loan. For more information on our income from loan interest on a period-to-period basis, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Return on Average Assets and Average Equity.”

Origination Fees. In addition to loan interest, we charge each borrower an origination fee that is capitalized into the loan amount. Our average origination fee has been approximately $860 or a yield of 1.43% on each loan.

Ancillary Products. We sell ancillary products, or APs, such as GPS units and GAP waivers. On average, Lendbuzz has generated $730 in revenue from ancillary products on each loan.

Loan Sale Revenue. We sell loans to investors where we generate gains on the sale of the loan and servicing revenue from the ongoing servicing of the loan following sale. On average, Lendbuzz has generated $910, or 1.50%, in revenue per loan from loan sales and ongoing servicing of sold loans. The $910 is calculated as $1,000 per loan sold multiplied by the percentage of loans sold.

Cost of Funds. We have a diverse funding strategy to manage our cost of funds as efficiently as possible, while maintaining a strong liquidity position. As of December 31, 2024, Lendbuzz had a blended cost of funds of 6.43% or $3,890 per loan. See “—Financing Strategy” for additional details. For more information on our cost of funds on a period-to-period basis, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations -Comparison of the Years Ended December 31, 2022, 2023 and 2024—Operating Expenses—Funding Costs.”

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Net Charge-Offs. As discussed above in “—Lendbuzz Solution,” our proprietary AI models are designed to generate credit performance that is typically expected for prime borrowers from a portfolio traditionally viewed as non prime. As of December 31, 2024, Lendbuzz’s net charge-offs were approximately 2.54% or $1,540 on a per loan basis. For more information on our net charge-offs on a period-to-period basis, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Years Ended December 31, 2022, 2023 and 2024—Operating Expenses—Provision for Expected Credit Losses.”

Sales & Servicing & Ancillary Product Costs. The cost for our “feet-on-the-street” sales teams and in-house and outsourced servicing teams as well as Ancillary Product costs averaged $2,310 per loan or 3.81%. See “Note 2—Summary of Significant Accounting Policies—Revenue Recognition—Ancillary Product Revenue, net” in our consolidated financial statements included elsewhere in this prospectus for further discussion on ancillary products.

Customer Acquisition Costs. Our dealership network is a highly efficient way to acquire customers and allows us to keep consumer acquisition costs very low compared to many other lenders. Dealerships view auto financing as their primary sales enablement tool. Since we are a value add for their F&I Managers, we often have not needed to pay a customer acquisition fee to dealerships. For approximately two-thirds of our loans, we do not have an acquisition cost. For the remaining portion, we pay a commission, primarily to large franchise platforms, as a percentage of the loan amount. As a result, on average, we have only paid approximately $410 per loan or 0.68% to acquire a consumer.

We have generated superior risk-adjusted yields on our platform. Our ability to achieve low credit losses on our consumer base has enabled us to produce risk-adjusted yield enhancement compared to publicly traded auto finance platforms with similar portfolio performance for no credit file and thin credit file consumers.

Note: Represents Lendbuzz and publicly traded auto platforms as of FY 2024 (publicly traded auto finance platforms data based off public filings).

Margin Expansion

While we are currently profitable and maintain attractive unit economics, we believe our business has considerable margin expansion opportunities:

Scale within Sales & Servicing. Our sales and servicing functions are variable cost centers, growing alongside our originations, revenue, and portfolio. However, as we grow, we expect that the marginal cost for each incremental sales representative or servicing team member will decline. Additionally, within our servicing teams, there are opportunities to expand the use of lower cost near shoring and utilization of AI.

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Scale within Overhead. We expect that our overhead functions such as finance, accounting, capital markets, compliance, and HR to grow at a slower pace than our originations and revenue.

Cost of Funds. The cost of funds we pay are a combination of the macro interest rate environment, which we largely pass on to our borrowers, and the risk premium investors and lenders require to finance our business. Across all of our financing channels, the risk premium investors and lenders require is broadly tied to the risk premium we pay in the securitization market. For more information, see “Business Model—Financing Strategy.” Through December 31, 2024 we have achieved a AAA rating from one credit rating agency, but not all agencies, and have had over 65 unique investors participate in our program. As we continue to expand our securitization investor base and if we achieve a AAA rating on our senior bonds from all credit rating agencies, we anticipate that the risk premiums we pay will decline, resulting in a decline in our cost of funds.

Excess Spreads. During 2022 and 2023, as interest rates were rising, we were not increasing interest rates on new loan originations as quickly as our cost of funds were rising, which compressed margins. After the Federal Reserve stopped increasing interest rates in 2023, we continued to increase pricing which has expanded margins. Additionally, during 2024, our cost of funds have declined, primarily due to decreasing the credit spreads we pay on our debt financing deals and loan sale arrangements, as a result of increasing our credit rating to AAA with KBRA, achieving a credit rating of AA with S&P, and adding more investors to our financing programs. As older lower margin loans amortize, we believe our excess spreads and overall margins will expand.

Our Financing Strategy

We focus on maintaining a diverse set of capital sources that maximize the depth and diversity of our funding model, in order to best mitigate relying on any one funding strategy. We primarily fund our investment in loans through the securitization market to obtain term financing for our originations. At the same time, we maintain significant borrowing capacity with lender partners to mitigate any disruption in the markets.

Newly originated loans are initially financed through warehouse facilities with our lending partners. As of December 31, 2024, we had $1.1 billion of committed capital from seven financial institutions including but not limited to Bank Hapoalim B.M., Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Mizuho, Regions Bank, and Royal Bank of Canada. We match the duration of the funds that we are raising to the duration of the loans we intend to hold on our balance sheet until maturity, and retain the credit risk, via securitizations or other term credit facilities. As of December 31, 2024, we have issued over $1.7 billion of bonds through our securitization program, in eight transactions to over 65 unique investors. Our most recent senior tranche of securitizations has been rated AAA by Kroll Bond Rating Agency and AA by S&P Global Ratings, and prior securitizations have all been rated investment grade as of December 31, 2024.

We also sell a portion of our loans to whole loan buyers and other investors where we do not retain the credit risk. We sell through forward flow arrangements or through securitization transactions where we are not the primary beneficiary, and as a result, do not consolidate the trust. See “Note 5—Debt Financing” in our consolidated financial statements included elsewhere in this prospectus for more information. We sell loans on a servicing retained basis, generating an ongoing revenue stream from the resulting servicing fees.

We maintain a component of our off-balance sheet financing for a portion of our higher credit risk loans. These can be structured as forward flows, targeted specifically at higher credit risk loans or they can be ABS transactions, where we select a pool of higher credit risk loans, sell the residuals, and deconsolidate the transaction.

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Loan Servicing

We service our loans using a custom developed loan servicing platform. We utilize both an in-house servicing team, as well as near shore third parties. As of December 31, 2024, we had 63 employees supporting our in-house servicing, 23 team members supporting customer service and 40 team members supporting delinquent collections.

A significant percentage of consumers pay their loans via ACH autopay. Consumers can self-service, check their balance, and obtain payoff amounts using our custom developed portal. Since a high percentage of consumers are on ACH autopay, early-stage delinquencies are often due to consumers switching bank accounts. As a result, most early collections conversations are treated with a customer service type approach. As delinquencies age, loans are serviced by a dedicated late-stage collections team using outbound calling, text messages, and collection letters. To the extent we need to repossess a vehicle, we outsource repossession to a nationwide network of licensed providers.

Competitive Advantages

We have several competitive advantages that contribute to our success:

Artificial Intelligence

AI and machine learning technology is at our core. Our ability to better underwrite our target population is our greatest differentiator. We prioritize building our own algorithms and investing in our data science talent, as we believe these are enduring competitive advantages that are difficult to replicate. Our AI credit models utilize comprehensive data sets that have produced credit outperformance when compared to traditional methodologies such as credit bureau scores for our target market. Our underwriting uses various data sources, including an applicant’s bank account transactions, personal information, credit bureau files, vehicle information, and required documents like a driver’s license to detect fraud and determine an appropriate risk score. We use all the data we have ever generated since our inception in 2015 to train our AI credit models, and the AIRA® score we use today is the outcome of analyzing over 50 billion data attributes derived from more than 25 million datasets, 350 million bank account transactions and 2.8 million payments from more than 154,000 consumers. As we continue to grow our business and expand our Aggregate Originations and consumers, we intend to continue to exponentially grow this data set and enhance our models. We believe this is a core attribute to our competitive advantage. As shown in the below chart, the current model has been approximately 33% better at predicting outcomes than credit bureau scores alone on our portfolio. Our ability to more accurately identify the credit risk of a consumer has enabled us to provide creditworthy credit invisible and non prime consumers auto loans at better terms than the traditional non prime lenders and has driven better portfolio credit performance.

For more information, see “Lendbuzz Solution—Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance.”

This chart below illustrates our credit outperformance within our target population. Separation is defined as the total area under a receiver operating curve, or AUROC. The more area under the curve, the better a score separates non-performing borrowers from performing borrowers. In AUROC curves, credit scores that are perfectly random, where perfectly random is defined as having no ability to differentiate between consumers who will perform and consumers who will default, will generate a 45-degree line and produce 50% separation. Conversely, credit scores that perfectly differentiate non-performing borrowers from performing borrowers will generate a 90-degree angle, fully shading the graph, and produce 100% separation.

Based on our internal data, for our loans originated during 2022, traditional credit bureau scoring generated 57% separation, i.e., 14% better than random, whereas AIRA® produced 75% separation.

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We continually focus on improving and enhancing our AI models, which benefit from the ever increasing volume of historical performance data which we incorporate in our models. These ongoing updates improve the accuracy of our risk predictions and allow us to adjust and modify them in real-time, as economic and business conditions evolve. We expect to continue to invest in the development of our AI models. Beyond the ongoing accumulation of performance data, we make discrete improvements to the accuracy of our models by upgrading the algorithms and incorporating new variables.

The power of our models is the product of two major strengths: (1) access to expansive consumer data captured from years of data collection from traditional and non-traditional data sources and (2) our team of data scientists who continue to refine the algorithms in our models. While other auto lenders may also have access to stores of data, we believe it would be difficult to replicate the depth of training data and subsequent insights that drive our model’s evolution and predictive power for the credit invisible and non prime consumer segments.

Data-Driven Culture

At our core, we are a data-driven company that uses AI to better inform credit decisions. Our team is comprised of both data science experts and a best-in-class management team with credit expertise, who work together to allow us to expand credit access for underserved communities. Our data science team focuses on developing our AI models to produce the most accurate risk predictions possible. Our credit professionals design and implement a credit and pricing policy, using our AI models, which is focused on ensuring credit outperformance while producing superior financial returns.

Dealership Software Platform and Consumer Digital Experience

Our technology-enabled platform is a differentiating advantage over other lenders utilizing a paper driven process facilitated by DealerTrack© or RouteOne®. Our modern dealership POS software platform streamlines the loan application for both consumers and dealerships. For most non prime consumers, the application process is converted from a cumbersome and lengthy process, with a paper package including pay stubs, utility bills, and personal reference calls to a digital process that can take as little as five minutes to complete. Due to the expedience of the POS software platform, we typically fund over 70% of loans within eight hours once the consumer and dealership have provided all necessary documentation to move forward. We believe this is a significant value add for dealerships, who can complete a sale without relying on a customer to come back to the dealership, thus turning their capital faster to increase the number of vehicles they can sell.

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We closely monitor dealership satisfaction through monthly dealership engagement reporting, an annual NPS study, and ad hoc feedback our sales representatives receive. We continually upgrade and improve our custom developed dealership portal to ensure satisfaction with the Lendbuzz experience. As of August 2023, our dealership NPS was 79. As more dealerships learn about our platform and solution, we anticipate that more and more dealerships will choose to work with Lendbuzz, and our dealership base will continue to grow.

We closely monitor consumer satisfaction as well through online consumer reviews, customer surveys, and an annual NPS study. As of December 2023, our consumer NPS was 72 compared to an average of 40 for other subprime lenders.

Modern Integrated Cloud Platform

Our technology products are built on a cloud-first platform engineered for scale, efficiency, and security. We are focused on ensuring consumer and dealership satisfaction while (1) enabling our AI algorithms to produce the expected credit outperformance and (2) facilitating our sales, underwriting and servicing teams’ efficiency. To maintain a seamless experience for consumers and dealerships, we rely on certain third-party providers, including AWS, Plaid, and Salesforce, to support our platform’s availability and integrity.

Our consumers, dealerships, and team members can all utilize the same fully integrated platform that supports every stage of a consumer’s journey from application to underwriting to loan origination and servicing. We have found that the best approach to improving the end user experience is to partner business owners (e.g., dealerships or customer service representatives) with technology product owners and engineers, to identify pain points in the process and create best-in-class solutions.

We intend to continue to invest in technology to build an increasing and durable competitive advantage. As we grow and scale, the platform is designed to evolve to ensure that we consistently add value to our consumers and dealerships.

Dealership Model

We work with all types of dealerships from the very large mass market franchise dealerships to small single lot independent dealerships. Due to the fragmented nature of the auto dealership market, building a large installed base takes significant time and effort. As of December 31, 2024, the largest dealership accounted for less than 5% of our Aggregate Originations.

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Risk Management

Our board of directors applies an enterprise-wide approach to risk management. This approach is designed to support organizational objectives, such as short- and long-term strategic objectives and enhancement of stockholder value. A fundamental part of risk management is not only understanding the most significant risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for a given company. The involvement of our full board of directors in reviewing our business is an integral aspect of its assessment of management’s tolerance for risk and also its determination of what constitutes an appropriate level of risk.

Our full board is responsible for monitoring and assessing strategic risk exposure. Our audit, risk and compliance, or ARC committee, a sub-committee of our board of directors, provides oversight over our risks in relation to AI and data science, cybersecurity, credit, finance, fraud, consumer compliance, and litigation. The ARC Committee provides monitoring and oversight over three management committees whose primary responsibilities are focused on the day-to-day management of our business’s risks: the management credit committee, management security committee, and management compliance committee. Our ARC Committee also monitors the performance of our independent financial auditor and our internal auditor.

The board of directors receives regular updates from management on all key areas of its risks. Our management security committee, which contains all named executive officers, is responsible for monitoring and assessing cybersecurity risks including policies, procedures, security and IT audits, penetration testing, and remediation of all incidents and vulnerabilities. Our management credit committee, which contains all named executive officers, is responsible for monitoring credit risk posed by our consumers and dealerships and determining what changes, if any, in credit risk strategy may be warranted. Our management credit committee also monitors fraud risk, evaluating our digital and manual underwriting processes and determining whether any changes are warranted in either of those processes to mitigate fraud. Our management compliance committee, which contains all named executive officers, monitors compliance risk by tracking laws and regulations to help ensure that we can continue to serve our consumers and dealerships in compliance with applicable laws and oversees our internal compliance testing and third-party compliance audit programs.

Credit Risk

Our credit performance is driven by the effectiveness and accuracy of AIRA®, our underwriting processes, monitoring and collection efforts, the financial condition of our consumers and dealerships, asset values, our risk appetite, and various macroeconomic considerations. To be approved, consistent with our underwriting policy, all consumers must display both an ability and willingness to repay their loan. The failure to effectively manage credit risk would have a direct and significant impact on our business, financial condition, results of operations, liquidity, and reputation.

Dealerships are a form of systemic risk to the business including credit risk, fraud risk, reputational risk, litigation risk, and compliance risk. Poor dealership business practices may also result in fraud, reputational, legal or compliance risk to our business. We have the following processes and controls in place to diligently monitor dealership performance: (1) before the relationship begins, all dealerships complete an onboarding process which includes a legal and compliance review; (2) during underwriting and loan origination, consumer and vehicle information is verified from various sources other than the dealership; and (3) following signing, we extensively monitor origination volume, defaults and delinquencies, profitability, consumer complaints, vehicle titling, and ongoing business practices. We routinely terminate dealerships from our platform when they fail to meet our required performance standards. Our management credit committee receives regular updates from other members of management on the effectiveness of our processes to manage consumer credit risk and issues arising from management’s monitoring of our dealerships. The management credit committee is then responsible for determining what changes, if any, in credit risk strategy may be warranted.

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AI Model Risk

Our AI algorithms aggregate and transform the data that we have collected, generating a proprietary credit profile that can be used to compare each applicant against thousands of prior consumers. This process produces the foundation of our underwriting – our proprietary AIRA®. The use of artificial intelligence, machine learning, data analytics and other similar tools that we use to collect, aggregate, and analyze data may result in errors, biases, or other inadequacies. To mitigate these risks, before deployment, all models undergo validation, testing and analysis, including via our data science team presenting all changes and analytic results for review and approval by our management credit committee, which includes all named executive officers. Following deployment, our models and our portfolio performance are monitored on a regular basis by our data science team, our management credit committee, and our management compliance committee, which also includes all named executive officers, via ongoing portfolio performance reporting, monthly credit performance monitoring, analytics, and reporting, as well as compliance reviews and ad hoc analytics. In addition, AIRA® is updated quarterly to incorporate the most recent payment information data and current portfolio trends into the decision making, including changes in the macroeconomic environment. For more information on the metrics used to monitor portfolio performance, see the section titled “—Competitive Advantages—Artificial Intelligence” and “Business—Lendbuzz Solution—Proprietary AI Algorithms and Machine Learning Models Driving Credit Outperformance.”

Fraud

Our underwriting process involves several fraud detection steps including:

(1)	Our custom-built AI algorithms and OCR technology to review documents provided by consumers and dealerships to identify fraud; and

(2)

As part of our KYC process, a consumer’s identity is verified by matching their PII on the ID provided to the PII on their linked bank account, credit bureau, and loan application. The ability to verify bank account information is a strong mitigant against fraud and is different than the approach used by many traditional lenders.

Our management credit committee regularly reviews information from other members of management regarding our fraud risk, including the effectiveness of our digital and manual underwriting processes and trends in increased fraud or emerging fraudulent strategies that may affect our business. The management credit committee is then tasked with determining whether any changes are warranted in our underwriting processes to mitigate and preemptively protect against fraudulent activities.

Compliance

Our compliance teams track laws and regulations to help ensure that we can continue to serve our consumers and dealerships in compliance with applicable laws. We have a compliance management system, or CMS, that includes a complete set of compliance policies and procedures, an ongoing in-house complaint monitoring and testing program, and periodic third-party audits. Our management compliance committee meets monthly, and a third-party audit firm conducts annual audits on our compliance with our internal policies and procedures and the various laws and regulations we are subject to. These audits include a review of our business against recent changes in the law or regulations, among other things.

Cybersecurity

The board of directors appreciates the rapidly evolving nature of threats presented by cybersecurity incidents Our board is responsible for monitoring and assessing cybersecurity risks by overseeing management’s design, implementation, and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks. The board of directors receives regular updates on cybersecurity threats to our

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business from management and mitigation processes and oversees investigations and remediations of incidents and vulnerabilities as they arise or are identified. We employ various in-house and third-party technologies and network administration policies that are designed to protect our computer network and the privacy of our consumer’s information from external threats and malicious attacks.

We believe that the technologies and network security plans we have adopted are appropriate for the size, complexity, and scope of the services we provide, as well as the nature of the information that we handle. We have a team of professionals dedicated to network and information security who monitor security systems, evaluate the effectiveness of technologies against known risks and adjust systems accordingly. In addition, we periodically have our network security evaluated by outside firms to identify and remove any potential vulnerabilities.

Regulatory Environment

We operate in a heavily regulated industry that is highly focused on consumer protection. Since we are not a depository institution, we must comply with individual state licensing requirements and state laws to conduct our business. As of December 31, 2024, Lendbuzz operated in 33 states, with licenses in 22 jurisdictions and the ability to lend pursuant to state law exemptions or non-applicability across 11 states.

We are primarily supervised by state regulatory agencies governed by each state’s respective laws. From time to time, we receive examination requests that require us to provide records, documents and information relating to our business operations. State attorneys general, state licensing regulators, and state and local consumer protection offices have authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities. Our management compliance committee, with the help of external consumer regulatory counsel, regularly reviews state licensing laws and determines which licenses we need to operate our business. We have built controls into our loan origination system, which are designed to prevent the approval of any loan where doing so would be in violation of the laws of the state or other jurisdiction of the borrower, including, but not limited to, state usury laws or because we have not completed the required regulatory registration or licensing.

The Consumer Financial Protection Bureau, or CFPB, was established in 2011 under the Dodd-Frank Act to ensure, among other things, that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from hidden fees and unfair, deceptive or abusive acts or practices. The CFPB’s jurisdiction includes those businesses originating or servicing auto loans. The CFPB has broad supervisory and enforcement powers with regard to non-depository institutions, such as us, that engage in the origination and servicing of auto loans. The CFPB has the authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities.

As part of its enforcement authority, the CFPB can order, among other things, rescission or reformation of contracts, the refund of moneys, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and has issued large civil money penalties since its inception to parties the CFPB determines violated the laws and regulations it enforces.

Numerous federal and state regulatory consumer protection laws impact our business, including but not limited to:

(1)	The Truth in Lending Act, or TILA, and Regulation Z, which regulate auto loan origination activities and require the disclosure of certain loan terms and conditions;

(2)	Certain provisions of the Dodd-Frank Act, including the Consumer Financial Protection Act, which, among other things, prohibit unfair, deceptive or abusive acts or practices;

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(3)

Equal Credit Opportunity Act and Regulation B, which prohibit discrimination on the basis of age, race and certain other characteristics in the extension of credit and require certain disclosures to applicants for credit;

(4)	Fair Debt Collection Practices Act, which regulates the timing and content of third-party debt collection communications;

(5)	Gramm-Leach-Bliley Act, which requires initial and periodic communication with consumers on privacy matters and the maintenance of privacy regarding certain consumer data in our possession;

(6)

Bank Secrecy Act and related regulations from the Office of Foreign Assets Control and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or USA PATRIOT Act, which impose certain due diligence and recordkeeping requirements on lenders to detect and block money-laundering that could support terrorist or other illegal activities;

(7)	Service Members Civil Relief Act, or SCRA, which provides financial protections for eligible service members;

(8)

Electronic Signatures in Global and National Commerce Act, or ESIGN, and similar state laws, particularly the Uniform Electronic Transactions Act, or UETA, which require businesses that use electronic records or signatures in consumer transactions and provide required disclosures to consumers electronically to obtain the consumer’s consent to receive information electronically; and

(9)	Electronic Fund Transfer Act of 1978, or EFTA, and Regulation E, which protect consumers engaging in electronic fund transfers.

We work to assess and understand the implications of the regulatory environment in which we operate and the regulatory changes we face. We devote resources to regulatory compliance, including operational and system costs, while at the same time striving to meet the needs and expectations of our consumers and dealerships. We expect that we will remain subject to extensive regulation and supervision going forward. Future regulatory changes may result in an increase in our regulatory compliance burden and associated costs and place restrictions on our origination and servicing operations.

See the section titled “Risk Factors—Risks Relating to Regulatory and Tax Matters” for a more comprehensive description of risks related to our regulatory environment.

Intellectual Property

Intellectual property and proprietary rights are important to the success of our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws in the U.S. and other jurisdictions, as well as license agreements, confidentiality procedures, invention assignment and non-disclosure agreements, and other contractual protections, to establish, maintain, protect and enforce our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand as well as the commercially valuable confidential information and data used in our business. However, these laws, agreements, and procedures do not provide absolute protection.

As of December 31, 2024, we owned two registered U.S. trademarks (for the mark LENDBUZZ and for the mark AIRA), four issued U.S. patents and two pending U.S. patent applications. The issued patents will expire between 2041 and 2043. In addition, we have registered domain names used in connection with our platform, including www.lendbuzz.com. We also license from third parties a variety of intellectual property and data.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent unauthorized access, use, copying, or the reverse engineering of our proprietary technology and information, including by third parties who may use our

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proprietary technology or information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on whether any legal actions we may bring against any such parties are successful, but such actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. In addition, aspects of our platform and services include software covered by open-source licenses. The terms of various open-source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

See the section titled “Risk Factors—Risks Relating to Intellectual Property and Technology” for a more comprehensive description of risks related to our intellectual property and proprietary rights.

Our Team Members and Human Capital Resources

Our strongest asset is the human capital that we have been able to attract, retain, and motivate. We are interested in the health and well-being of our employees and their families. We have been recognized for our ability to attract skilled and diverse talent in the workforce, having been listed as one of Forbes’ America’s Best Startup Employers in 2022. As a result, we attract exceptionally talented, highly educated, experienced, and motivated employees. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity and other incentive plans are to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

As of December 31, 2024, we had over 400 employees located in the U.S. and Israel. Our U.S. employees, comprising over 360 team members, support all business functions across the company. Our Israel employees, comprising about 40 team members, support R&D and product engineering. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our team members to be good.

Facilities

Our headquarters is located in Boston, Massachusetts, where we lease approximately 16,275 square feet pursuant to a lease expiring in 2029. In addition, we lease office space in Tel Aviv, Israel; Pasadena, California; Orlando, Florida; Fort Lauderdale, Florida; and New York, New York. We do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition, or cash flows. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Executive Officers
Amitay Kalmar	43	Chief Executive Officer, Co-Founder and Director
Dan Raviv, Ph.D.	49	Chief Technology Officer, Co-Founder and Director
George Sclavos	44	Chief Financial Officer

Non-Employee Directors
Laurel Bowden Ziv Kop David Krell Stephen Linehan Diane Offereins	59 53 78 64 67	Director Director Director Director Director

Executive Officers

Amitay Kalmar is the Co-Founder of Lendbuzz and has served as our Chief Executive Officer and a member of our board of directors since October 2015. Prior to co-founding Lendbuzz, from 2010 to 2015, Mr. Kalmar was a Vice President at Deutsche Bank’s Technology Investment Banking practice where he worked with leading technology companies to successfully complete IPOs, debt financings and M&A transactions. Mr. Kalmar also served as a Captain in the Israeli Defense Forces, leading R&D teams developing digital communications systems. Mr. Kalmar holds an MBA from MIT Sloan School of Management, M.Sc. in Computer Science from the Reichman University and B.Sc. in Computer Science and Mathematics from Tel-Aviv University.

We believe Mr. Kalmar is qualified to serve as a member of our board of directors because of his experience building and leading our business and his insight into corporate matters as our Chief Executive Officer.

Dan Raviv, Ph.D. is the Co-Founder of Lendbuzz and has served as our Chief Technology Officer and a member of our board of directors since April 2016. Mr. Raviv has over 10 years of experience in academia, leading researchers and scientific projects across an array of machine learning and computer science topics, and has spent eight years in the Israeli Air Force managing professional teams. Prior to co-founding Lendbuzz, Mr. Raviv was a post-doctoral researcher at the Massachusetts Institute of Technology, conducting research in machine learning and computer vision. In addition to his academic experience, Mr. Raviv also worked at HP Labs in the research and development division in 2008. Mr. Raviv retired from the Air Force as an active pilot, ranked Major, where he had led both soldiers and officers. Mr. Raviv holds a Ph.D. and M.Sc. in Computer Science from the Technion—Israel Institute of Technology. Mr. Raviv also holds a BA in Mathematics and Computer Science from the Technion—Israel Institute of Technology.

We believe Mr. Raviv is qualified to serve as a member of our board of directors because of his experience building and leading the development of our technology and his insight into our business as our Chief Technology Officer.

George Sclavos has served as our Chief Financial officer since June 2021. Mr. Sclavos has over 20 years of experience in finance, risk, analytics, and capital raising across the financial technology, consumer finance, small business, and asset backed finance industries. Prior to joining Lendbuzz, Mr. Sclavos was a managing director at

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Westside Advisors from 2019 to 2021, where he served as Chief Financial Officer and Chief Compliance Officer. From 2015 to 2019, Mr. Sclavos served as Chief Financial Officer for Laurel Road, a FinTech Company and FDIC insured bank offering online lending and digital deposit products to super prime millennials. Prior to Laurel Road, Mr. Sclavos held finance, analytics, and risk management positions within the small business lending and credit card industries at CAN Capital, 1st Financial Funding & Investments, and Capital One. Mr. Sclavos holds an MS from Columbia University in Industrial Engineering and a BA from Cornell University in Chemistry and Economics.

Non-Employee Directors

Laurel Bowden has served as a member of our board of directors since January 2024. Ms. Bowden is a General Partner at 83North, a venture capital fund focused on early-stage technology investments in Europe and Israel that manages approximately $2.2 billion. She is the founder of 83North in Europe and has over 20 years’ experience in venture capital. Ms. Bowden has led investments and been on the boards of many multi-billion-dollar European technology companies. She currently sits on the board of MotorK. She holds an MBA from INSEAD France and a B.Sc. in Electronic & Electrical Engineering from the University of Cape Town, South Africa.

We believe that Ms. Bowden is qualified to serve as a member of our board of directors because of her extensive experience in the venture capital and technology industries.

Ziv Kop has served as a member of our board of directors since 2020. Mr. Kop is a Managing Partner at O.G. Ventures Partners (Israel), a growth state venture capital fund, which he joined in 2019. OG Ventures Partners is a growth stage venture capital fund. Previously, he was a partner at Innovation Endeavors, an early and growth stage venture capital fund, from 2016 to 2018, a board member and Chief Operating Officer at Outbrain from 2014 to 2016 and a Managing Partner at GlenRock Israel, a venture capital firm, from 2003 to 2013. Over the past 20 years, Mr. Kop has been an investor in various technology and healthcare startups. He also has broad experience as a multi-stage investor, C-Level operator, and previously served on the board of Evogene. Mr. Kop graduated from the Israel Naval Officer Academy and holds an LLB in Law and Bachelor of Business Administration from the Tel Aviv University and is a graduate of INSEAD’s Young Managers Program.

We believe that Mr. Kop is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital and technology industries.

David Krell has served as a member of our board of directors since 2015. Mr. Krell was a co-founder and member of the board of directors of International Securities Exchange, LLC, or ISE, and served as its chairperson from January 2008 until June 2016. Prior to the ISE, Mr. Krell co-founded and was chairperson of K-Squared Research, LLC, and held several option market exchange executive roles. He was a director on the board of the International Federation of Technical Analysts from 1982 to 1986, a president of the Market Technicians Association from 1988 to 1989 and a director on the board of The Options Clearing Corporation from 1984 to 1997. Mr. Krell is also an educator, having formerly been an adjunct professor at Rutgers University Graduate School of Management and the Graduate School of Baruch College. He has also taught, coordinated, and directed numerous seminars and workshops at the New York Institute of Finance. He holds a BA from Queens College in Economics and an MBA from Baruch College.

We believe that Mr. Krell is qualified to serve as a member of our board of directors because of his extensive experience in the technology industry.

Stephen Linehan has served as a member of our board of directors since July 2024. Mr. Linehan most recently served as the Chief Financial Officer of Fair Square Financial, a private-equity backed credit card company focused on the near-prime segment. Beginning in 2016, as a founding member of the executive team,

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Mr. Linehan helped lead the build out of the company’s platform and execution of its strategic growth plan, culminating in its sale to Ally Financial in 2021. Following the sale to Ally, Mr. Linehan continued to serve as a member of the Fair Square Financial senior executive team, within Ally, until his retirement in 2023. Prior to his role as CFO at Fair Square Financial, Mr. Linehan spent 18 years with Capital One Financial Corporation serving as Executive Vice President and Corporate Treasurer, where he was responsible for the company’s overall balance sheet management including capital strategy, liquidity and interest rate risk management, global funding, and management of the investment portfolio. Mr. Linehan earned his bachelor’s degree in finance from the University of Notre Dame and holds an MBA from Loyola University Maryland.

We believe that Mr. Linehan is qualified to serve as a member of our board of directors because of his extensive experience in the financial services and technology industries.

Diane Offereins has served as a member of our board of directors since January 2024. From 2009 until her retirement in June 2023, Ms. Offereins served as the Executive Vice President and President, Payment Services at Discover Financial Services, where she was responsible for the growth of the Discover Global Network, consisting of three payment networks – Discover Network, Diners Club International and PULSE. Prior to her role as Executive Vice President and President, Payment Services she has held several other positions within the company, including Executive Vice President and Chief Information Officer. Prior to Discover, Ms. Offereins held leadership positions at MBNA, Bank of America, and SouthEast Bank. Ms. Offereins currently serves on the Board of Directors of Brighthouse Financial, Inc. (Nasdaq: BHF) where she chairs the Compensation and Human Capital Committee and serves on the Finance and Risk and Nominating and Corporate Governance Committees and Flywire (Nasdaq FLYW) where she serves as a director and member of the People and Compensation Committee. She was the chair of the Chicago Network, an organization of Chicago’s most senior and influential women. Ms. Offereins holds a BBA in accounting from Loyola University, New Orleans, Louisiana.

We believe that Ms. Offereins is qualified to serve as a member of our board of directors because of her financial technology industry experience.

Board Structure

Upon completion of the offering, our board of directors will consist of seven members. Our board has determined that each of Ms. Bowden, Mr. Kop, Mr. Krell, Mr. Linehan and Ms. Offereins is independent under applicable Nasdaq Global Select Market listing rules.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2025, 2026 and 2027, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing at least 66 2⁄3% of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority vote of the remaining directors in office (although less than a quorum) or by the sole remaining director.

Board Committees

At the time of the offering, we will have an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors will be as described below. Members that will serve on these committees will serve until their

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resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The members of our audit committee are Stephen Linehan, David Krell and Diane Offereins. Stephen Linehan is the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq Global Select Market listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that each of Stephen Linehan and Diane Offereins is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on Stephen Linehan and Diane Offereins any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee are Laurel Bowden, Diane Offereins and Ziv Kop. Laurel Bowden is the chairperson of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code, and meets the requirements for independence under the current Nasdaq Global Select Market listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Governance Committee

The members of our nominating and governance committee are Ziv Kop, David Krell and Laurel Bowden. Ziv Kop is the chairperson of our nominating and governance committee. Each member of the nominating and

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governance committee meets the requirements for independence under the current Nasdaq Global Select Market listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Ethics

In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

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EXECUTIVE AND DIRECTOR COMPENSATION

Named Executive Officers

Our named executive officers, or NEOs, consisting of our principal executive officer, principal financial officer and the next most highly compensated executive officer, as of December 31, 2024, were:

Name	Principal Position
Amitay Kalmar	Chief Executive Officer
George Sclavos	Chief Financial Officer
Dan Raviv	Chief Technology Officer

Compensation Discussion and Analysis

Key Components of Our Compensation Program

We make compensation decisions in a manner we believe will best serve the long-term interests of our stockholders by attracting and retaining executives who will be motivated to meet and exceed our goals and whose interests will be aligned with the interests of our stockholders. The compensation objectives for our NEOs are achieved through the following mix of components of target direct compensation for our NEOs, respectively, which are discussed in more detail in this Compensation Discussion and Analysis.

In fiscal year 2024, our compensation consisted of the elements described below.

Element of Pay	Purpose	Alignment with Principles & Objectives

Base Salary	Recognize and reward for the scope of an NEO’s role and his or her individual performance

•  Provides a minimum, fixed level of cash compensation to reflect the level of accountability of talented executives who can continue to improve the Company’s overall performance

•  Value provided is aligned with executives’ experience, industry knowledge, duties and scope of responsibility as well as the competitive market for talent, and our founders have historically received below-market compensation

Annual Incentive Program	Reward for success in achieving annual objectives	• Value paid out is variable dependent on the Company’s performance through the fiscal year • Motivates executives to achieve specific annual performance goals and objectives

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Element of Pay	Purpose	Alignment with Principles & Objectives

Equity Incentive Plan	Attract and retain senior management of the Company and incentivize them to make decisions with a long-term view	• Motivates and influences behavior to be consistent with maximizing stockholder value

Retirement (401(k) plan), health and welfare benefits, and limited perquisites	Enhances total compensation to provide a package that is competitive with market practices	• Provides competitive benefits that support the health, wellness and long-term financial security of our executives

2024 Compensation Decisions and Performance

Base Salary

As part of setting pay mix and structure for fiscal year 2024, we evaluated the NEOs’ base salaries. Annual salary increases are neither automatic nor guaranteed, but determined by our compensation committee after taking into consideration each NEO’s position with the Company and their respective responsibilities and experience. Based on this evaluation, the base salary levels in the table below were approved for fiscal year 2024.

Named Executive Officer	Base Salary as of December 31, 2024 ($)
Amitay Kalmar	275,000
George Sclavos	400,000
Dan Raviv	275,000

Going forward: For fiscal year 2025, we increased base salaries for our NEOs based on an evaluation of each NEO’s individual performance and similarly situated executives at companies in our compensation peer group. Such increases in base salary are as follows:

Named Executive Officer	Base Salary as of January 1, 2025 ($)
Amitay Kalmar	375,000
George Sclavos	450,000
Dan Raviv	375,000

Annual Incentive Program

In fiscal year 2024, the Company maintained the Lendbuzz Annual Incentive Program, or AIP, in which each of our NEOs participated. The AIP is designed to reward and motivate key employees who have primary responsibility for the operations of the Company or its affiliates.

Under the AIP, our compensation committee reviews the Company’s performance during the fiscal year. Based on a holistic review of the Company’s performance, the compensation committee establishes an AIP pool from which annual incentive amounts may be paid to our NEOs and other members of management. For fiscal year 2024, the compensation committee determined that, based on the Company’s performance during fiscal year 2024, the aggregate amount to be paid to our NEOs should be approximately $1.25 million.

Following the establishment of the AIP pool, the compensation committee reviews the performance of our NEOs. Based on a holistic review of the applicable NEO’s performance, the compensation committee will award such NEO his or her annual award under the AIP, reducing the AIP pool by such amount. AIP payments are made on or before January 31, subject to the NEO’s continued employment through the payment date.

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The table below sets forth the AIP amounts awarded to our NEOs with respect to fiscal year 2024 performance.

Named Executive Officer	AIP Payment for Fiscal Year 2024 ($)
Amitay Kalmar	325,000
George Sclavos	600,000
Dan Raviv	325,000

Going forward: For fiscal year 2025, the Company has established a new annual incentive program, which would provide for payment of annual cash incentives to our NEOs based on pre-established performance metrics, as determined by the compensation committee. Particularly, while historically the annual incentive amounts for Messrs. Kalmar and Raviv have been discretionary, the Company established target performance metrics and corresponding annual cash incentive levels to Messrs. Kalmar and Raviv.

Named Executive Officer	AIP Target Opportunity (as a percentage of base salary) for Fiscal Year 2025
Amitay Kalmar	100%
George Sclavos	150%
Dan Raviv	100%

Equity Incentive Plans

Lendbuzz Inc. 2019 Equity Incentive Plan

Each of our NEOs participates in the Lendbuzz Inc. 2019 Equity Incentive Plan, or the 2019 Plan. The 2019 Plan was originally adopted by our stockholders on September 26, 2019.

The 2019 Plan authorizes the Company to grant nonqualified stock options, or NQSOs, incentive stock options, or SOs, and, together with NQSOs, Options, restricted stock awards, stock bonus awards, stock appreciation rights, or SARs, restricted stock units, or RSUs and performance awards, each, an Award, to employees, consultants, directors and nonemployee directors. An aggregate maximum of 6,614,250 shares of common stock, or Shares, may be issued under the 2019 Plan. As of December 31, 2024, there were Options to purchase 4,936,950 Shares outstanding under the 2019 Plan, 745,560 Shares underlying RSUs granted under the 2019 Plan and 745,560 Shares available for issuance under the 2019 Plan.

Plan Administration. Our compensation committee (or the board of directors acting as the compensation committee, or Committee, administers the 2019 Plan. The Committee may further delegate to a subcommittee consisting of one or more executive officers pursuant to a specific delegation as permitted by applicable law. The Committee will have full power to implement and carry out the 2019 Plan; provided, however, the Board will establish the terms for the grant of any Award to non-employee directors.

The Committee has the authority, among other things, to: (1) construe and interpret the 2019 Plan, any award agreements and any other agreement or document executed pursuant to the 2019 Plan; (2) select persons to receive Awards; (3) determine the form, terms and conditions of any Award granted under the 2019 Plan (including the exercise price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver or forfeiture restrictions, the method to satisfy tax withholding obligations and any restriction or limitation regarding any Award or the Shares relating to such Award, based on such factors as the Committee determines); (4) determine the number of Shares or other consideration subject to Awards; (5) determine the fair market value for such Award in good faith; (6) determine the vesting, exercisability and payment of Awards; (7) determine whether an Award has been earned; (8) reduce or waive any criteria with respect to performance factors; (9) adjust performance factors as the Committee deems necessary or appropriate; (10) make all other determinations necessary or advisable for the administration of the 2019 Plan and

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(11) exercise negative discretion on performance awards, reducing or eliminating the amount to be paid to Participants (defined below). The Committee’s determination with respect to any Award shall be final and binding on the Company and all persons having an interest in any Award under the 2019 Plan.

Eligibility. Generally, employees, consultants, directors and non-employee directors, or together, the Participants, are eligible to receive Awards under the 2019 Plan; provided that ISOs may only be granted to employees.

Non-Employee Directors. Non-employee directors are eligible to receive Awards under the 2019 Plan. Non-employee directors may elect to receive their annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, as determined by the Committee.

Options. Pursuant to the 2019 Plan, the Committee may grant Awards of Options to the Participants. Subject to the 2019 Plan and the Committee’s discretion, each Option will set forth whether such Option will be an ISO or NQSO, the number of Shares subject to the Option, the exercise price, the period during which the Option may vest and be exercised and all other terms and conditions of the Option. Options may be awarded upon satisfaction of performance factors during any performance period as set forth in the award agreements.

Options will generally be exercisable during the period set forth in the applicable award agreement; provided that no Option will be exercisable after the expiration of 10 years from the date of grant (five years for individuals who hold at least 10% of the Shares).

The Committee will determine the exercise price for Options; provided that the exercise price cannot be less than 100% of the fair market value of a Share on the date of grant (110% for individuals who hold at least 10% of the Shares).

If the award agreement does not specify the terms and conditions upon which an Option will vest upon the Participant’s termination of employment, the 2019 Plan provides that the vesting ceases on such Participant’s termination date and the exercise of an Option will be subject to the following provisions, subject to the expiration date of the Options:

(1)

If the Participant is terminated for any reason other than for Cause (as such term is defined in the 2019 Plan or the applicable award agreement) or upon the Participant’s death or Disability (as such term is defined in the 2019 Plan or the applicable award agreement), then any Options that were exercisable as of the termination date may be exercised no later than three (3) months following the termination date (or such longer or shorter period as determined by the Committee; provided that, if such period is longer than three (3) months, such Option will be deemed an NQSO), but in no event later than the expiration date of the Options;

(2)

If the Participant is terminated because of Participant’s death, then any Options that were exercisable as of the termination date may be exercised no later than 12 months following the termination date (or such shorter period as determined by the Committee, but no less than six (6) months), but in no event later than the expiration date of the Options;

(3)

If the Participant is terminated because of Participant’s Disability, then any Options that were exercisable as of the termination date may be exercised no later than 12 months following the termination date (or such longer or shorter period as determined by the Committee; provided that, if the period is longer than three (3) months for a Disability that is not a “permanent and total disability” or longer than 12 months for a Disability that is a “permanent and total disability,” such Option will be deemed a NQSO), but in no event later than the expiration date of the Options; and

(4)	If the Participant is terminated for Cause, the Options will expire on such Participant’s termination date, or at such later time and on such conditions as are determined by the Committee.

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With respect to ISOs, if the fair market value of the Shares with respect to the ISOs that are exercisable for the first time by a Participant during any calendar year under all plans of the Company and its subsidiaries exceeds $100,000, such Options will be treated as NQSOs.

Restricted Stock Awards. Restricted Stock Awards may be granted under the 2019 Plan. A Restricted Stock Award is an offer by the Company to sell to an eligible Participant Shares that are subject to restriction, or Restricted Shares. The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the purchase price, the restrictions under which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the 2019 Plan. Except as may otherwise be provided in an award agreement, a Participant accepting a Restricted Stock Award must make a full payment of the purchase price within 30 days from the date the award agreement was delivered to the Participant. Upon a termination of employment, unless otherwise set forth in the applicable award agreement, any vesting ceases as of the Participant’s termination date.

Stock Bonus Awards. Stock Bonus Awards may be awarded under the 2019 Plan. Pursuant to the underlying award agreements, Stock Bonus Awards may be settled in cash, Shares or a combination thereof in the sole discretion of the compensation committee. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award. The Committee will determine the number of Shares to be awarded to the Participant and any restrictions thereon, including restrictions on time-vested conditions and/or performance-vested conditions. Settlement may be made in the form of cash, whole Shares, or a combination thereof, based on the fair market value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee. Upon a termination of employment, unless otherwise set forth in the applicable award agreement, any vesting ceases as of the Participant’s termination date.

SARs. SARs may be awarded under the 2019 Plan. Pursuant to the underlying award agreement, SARs may be settled in cash, Shares or a combination thereof in the sole discretion of the Committee. The Committee will determine (i) the number of Shares subject to the SAR; (ii) the exercise price for the SAR (provided that such exercise price cannot be less than 100% of the fair market value of a Share on the date of grant) and the time or times during which the SAR may be settled; (iii) the consideration to be distributed on settlement of the SAR and (iv) the effect of the Participant’s termination of employment on each SAR. SARs may be subject to vesting conditions, including performance-based vesting conditions, at the discretion of the Committee. If the SAR is subject to performance-based vesting conditions, the Committee may (i) determine the nature, length and starting date of any performance period for each SAR and (ii) select from among the performance factors to be used to measure performance, if any. SARs will generally be exercisable during the period set forth in the applicable award agreement; provided that no SARs will be exercisable after the expiration of 10 years from the date of grant. If the award agreement does not specify the terms and conditions upon which an SAR will terminate upon the Participant’s termination of employment, the 2019 Plan provides that the vesting ceases on such Participant’s termination date and the exercise of the SAR will be subject to the same terms as provided for Options, as described above.

RSUs. RSUs may be awarded under the 2019 Plan. RSUs are an Award covering the number of Shares that may be settled in cash or the issuance of Shares (which may take the form of Restricted Stock) or a combination of both. The Committee will determine (i) the number of Shares subject to the RSU; (ii) the time or times during which the RSU may be settled; (iii) the consideration to be distributed on settlement of the RSUs and (iv) the effect of the Participant’s termination of employment on each RSU. RSUs may be subject to vesting conditions, including performance-based vesting conditions, at the discretion of the Committee. If the RSU is subject to performance-based vesting conditions, the Committee may (1) determine the nature, length and starting date of any performance period for each RSU; (ii) select from among the performance factors to be used to measure performance, if any and (iii) determine the number of Shares deemed subject to the RSU. Upon a termination of employment, unless otherwise set forth in the applicable award agreement, any vesting ceases as of the Participant’s termination date.

Performance Awards. Performance Awards may be awarded under 2019 Plan. Performance Awards may take the form of Performance Shares, Performance Units or cash-based Awards.

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Performance Shares consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the award agreement, cash or such other property (or a combination of the foregoing) as the Committee may determine in its sole discretion. The Committee has the discretion to designate the Participants receiving Performance Shares and determine the number of Performance Shares and the terms and conditions of such Performance Shares. The Committee may adjust the amount paid with respect to Performance Shares on the basis of such further consideration as the Committee determines in its sole discretion upon the attainment of the underlying performance goals, as established by the Committee, and such other terms and conditions specified by the Committee.

Performance Units consist of a unit valued by reference to a designated amount of property other than Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the award agreement, cash or such other property (or a combination of the foregoing) as the Committee may determine in its sole discretion upon the attainment of the underlying performance goals, as established by the Committee, and such other terms and conditions specified by the Committee.

Cash-Settled Performance Awards may be paid based on the attainment of the underlying performance goals, as established by the Committee, and such other terms and conditions specified by the Committee.

The Committee determines, for each Performance Award, (i) the amount of any cash bonus; (ii) the number of Shares deemed subject to an award of Performance Shares (if any); (iii) the performance factors and performance period that will determine the time and extent to which each Performance Award will be settled; (iv) the consideration to be distributed on settlement and (v) the effect of the Participant’s termination of employment on each Performance Award. Further, in establishing the underlying performance factors and performance period, the Committee will (i) determine the length, nature and starting date of any performance period; (ii) select from among the performance factors to be used and (iii) determine the number of Shares deemed subject to the Performance Award. No Participant will be eligible to receive a grant of more than $10,000,000 in Performance Awards denominated in cash in any calendar year.

Upon a termination of employment, unless otherwise set forth in the applicable award agreement, any vesting ceases as of the Participant’s termination date.

Non-transferability of Awards. Unless otherwise determined by the Committee, the 2019 Plan does not allow for Awards to be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferrable, such Award will contain such additional terms and conditions as the Committee deems appropriate.

Rights as Stockholder; Dividends and Dividend Equivalents. No Participant will have the rights of any stockholder with respect to Shares until the Shares are issued to the Participant, except for any dividend equivalent rights permitted by the applicable award agreement. After Shares are issued to the Participant, the Participant will be a stockholder and have all of the rights of a stockholder, including receiving dividends and the right to vote subject to the limitations set forth in the 2019 Plan. The Committee may reserve for itself and/or its assignee a right to repurchase a portion of any unvested Shares held by a Participant following such Participant’s termination of employment at any time within 90 days (or such other period determined by the Committee) after the later of the Participant’s termination date or the date the Participant purchases Shares under the 2019 Plan.

Adjustments. If the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then (i) the number of Shares reserved for issuance and future grant under the 2019 Plan, (ii) the exercise prices of and the number of Shares subject to outstanding Options and SARs, (iii) the number of Shares subject to other outstanding Awards, (iv) the maximum number of Shares that may be issued as ISOs and (v) the maximum number of Shares that may be issued to an individual or to a new employee in any one calendar year will, in each case, be proportionately adjusted, subject to any required action by the Board or the stockholders; provided that fractional Shares will not be issued.

Repricing. Unless otherwise approved by the stockholders, the Committee may not (other than in connection with an adjustment as described above), (i) lower the exercise price per Share of an Option or SAR after it is

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granted, (ii) cancel an Option or a SAR when the exercise price per Share exceeds the fair market value of one Share in exchange for cash or another Award (other than in connection with a Corporate Transaction described below) or (iii) take any other action with respect to an Option or SAR that would be treated as repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed.

Corporate Transactions. The 2019 Plan provides that, in the event of a Corporate Transaction, all Shares acquired under the 2019 Plan and all other Awards will be subject to the terms of the agreements governing the Corporate Transaction. Such agreement may provide for one or more of the following with respect to each Award: (i) the continuation of the Awards by the Company (if the Company is the surviving corporation), (ii) the assumption of the Awards by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of new awards, (iv) the full or partial acceleration of exercisability or vesting and accelerated expiration of outstanding Awards and lapse of our right to repurchase or re-acquire Shares acquired under an Award or lapse of forfeiture rights with respect to Shares acquired under Awards; (v) a payment to Participants equal to the excess of (x) the fair market value of the Shares subject to the Awards as of the effective date of such Corporate Transaction over (y) the exercise price or purchase price of Shares subject to the Awards in connection with the cancellation of the Awards, (vi) cancellation of the outstanding Awards in exchange for no consideration and (vii) any other treatment in accordance with the decision of our Board.

Insider Trading; Clawback. Each Participant who receives an Award will comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by employees, officers and/or directors of the Company. Awards will be subject to any clawback or recoupment policy that is adopted or is required to be adopted pursuant to the listing standards of any national securities exchange or association on which our stock is listed or as otherwise required by applicable laws during the term of Participant’s employment or other service with the Company. In addition to any other remedies available under such policy and applicable law, we may require the cancelation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

Amendment and Termination. The Board may at any time terminate or amend the 2019 Plan in any respect; provided, however, that, absent stockholder approval, the Board will not make any amendments to the 2019 Plan that require stockholder approval.

Sub-Plan for Participants in Israel. Pursuant to its authority under the 2019 Plan, the Board has also established a Sub-Plan for Participants in Israel, or the Israel Sub-Plan. The Israel Sub-Plan is subject to the terms and conditions of the 2019 Plan. The Israel Sub-Plan establishes certain rules and limitations applicable to Awards that may be granted or issued under the 2019 Plan from time to time, in compliance with tax, securities and other applicable laws in Israel, and is intended to comply with the Israeli Income Tax Ordinance (New Version), 1961, or the ITO, including Section 102 thereunder, as amended, or Section 102. Section 102 allows employees, directors and officers who are not controlling stockholders and are considered Israeli residents, or Eligible 102 Participant, to receive favorable tax treatment for compensation in the form of shares or options. Non-employee service providers and controlling stockholders may only be granted options under Section 3(i) of the ITO, which does not provide for similar tax benefits.

Under the Israel Sub-Plan, the Company may issue grants of 102 Trustee Grants (Capital Gains Track), 102 Trustee Grants (Ordinary Income Track) and Non-Trustee Grants to Eligible 102 Participants. 102 Trustee Grants (Capital Gains Track) and 102 Trustee Grants (Ordinary Income Track) are deposited with a trustee pursuant to the deposit requirements as described in the Israel Sub-Plan; Non-Trustee Grants, however, are not deposited with a trustee.

2024 Grants Under the 2019 Plan

Historically, the Company has granted time-vesting Options. Generally, Options vest as follows: (i) 25% vest on the one-year anniversary of the vesting commencement date and (ii) the remaining 75% vest on a

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monthly basis thereafter through the four-year anniversary of the vesting commencement date, subject in each case to the NEO’s continued employment through the applicable vesting dates. Upon a termination of employment for any reason, any unvested Options will be forfeited.

In 2024, the Company granted awards of RSUs to its NEOs. The RSUs granted to the NEOs are subject to service-based vesting conditions. The RSUs will vest in 36 equal monthly installments beginning on February 1, 2025. No Options were granted in 2024.

The table below sets forth the RSUs granted to our NEOs in fiscal year 2024:

Named Executive Officer	Grant Date	Number of RSUs (#)(1)
Amitay Kalmar	December 27, 2024	250,000
George Sclavos	December 27, 2024	180,000
Dan Raviv	December 27, 2024	250,000

(1)	The RSUs will vest in 36 equal monthly installments beginning on February 1, 2025, subject to the NEO’s continued employment through the applicable vesting date.

Going forward: For fiscal year 2025, the Company intends to review its existing equity compensation practices and to establish equity-based compensation practices that might include vesting based on pre-established performance metrics, as determined by the compensation committee.

Lendbuzz Inc. 2025 Omnibus Incentive Plan

We plan to adopt a new Lendbuzz Inc. 2025 Omnibus Incentive Plan (the “2025 Omnibus Plan”), which will be effective in connection with the completion of this offering. The following summary describes the material terms of the 2025 Omnibus Plan.

Types of Awards. Awards under the 2025 Omnibus Plan include options (including options intended to qualify as incentive stock options under Section 422 of the Code (“ISOs”) and nonqualified stock options (“NSOs,” and, together with ISOs, “Options”)), stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance awards, other cash-based awards and other stock-based awards (collectively, the “Awards”).

Plan Administration. The 2025 Omnibus Plan will be administered by the compensation committee, unless another committee is designated by our board of directors; in addition, the board of directors may, at its discretion, administer the 2025 Omnibus Plan and the Awards granted thereunder. The compensation committee will have broad authority to administer the 2025 Omnibus Plan, such as to (i) determine eligible participants, (ii) determine the types of Awards to be granted, (iii) determine the number of shares covered by any Awards granted under the 2025 Omnibus Plan, (iv) determine the terms and conditions of any Awards and prescribe the form of award agreement for each Award (which need not be identical for each participant), (v) amend the terms or conditions of outstanding Awards, (vi) interpret and administer the 2025 Omnibus Plan or any instrument or agreement relating to, or Award made under, the 2025 Omnibus Plan and (vii) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration and compliance of the 2025 Omnibus Plan. The compensation committee may delegate some or all of its authority under the 2025 Omnibus Plan to one or more officers of the Company, or one or more committees of the board of directors (which may consist solely of one director).

Eligibility. Employees, non-employee directors or consultants of the Company are eligible to be selected to participate in the 2025 Omnibus Plan.

Authorized Shares. The total number of shares of common stock of the Company, or Shares, authorized for issuance under the 2025 Omnibus Plan is     ; provided that the total number of Shares available for

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issuance under the 2025 Omnibus Plan shall be increased on the first day of each Company fiscal year following the effective date of the 2025 Omnibus Plan in an amount equal to the least of (i)      Shares, (ii)  % of outstanding Shares on the last day of the immediately preceding fiscal year and (iii) such number of Shares as determined by the board of directors in its sole discretion (together, the “Share Pool”). The maximum number of Shares that may be issued upon the exercise of ISOs under the 2025 Omnibus Plan is     .

Options. The exercise price of an Option may not be less than 100% of the fair market value of a Share on the grant date (other than in the case of Substitute Awards (as defined in the 2025 Omnibus Plan)). Each Option will expire no later than the tenth (10th) anniversary of the date the Option is granted; provided that to the extent an Option is not previously exercised as to all of the Shares subject thereto, and if the fair market value of one Share is greater than the exercise price then in effect, then the Option shall be deemed automatically exercised immediately before its expiration. Any grant of ISOs must be in compliance with Section 422 of the Code, and may only be granted to employees of the Company, its parent or a subsidiary corporation.

Stock Appreciation Rights. The exercise or hurdle price of a SAR may not be less than 100% of the fair market value of a Share on the grant date (other than in the case of Substitute Awards). Each SAR will expire no later than the tenth (10th) anniversary of the date the SAR is granted; provided that to the extent a SAR is not previously exercised as to all of the Shares subject thereto, and if the fair market value of one Share is greater than the exercise price then in effect, then the SAR shall be deemed automatically exercised immediately before its expiration.

Restricted Stock. Restricted stock is an Award of Shares that is subject to restrictions on transfer and a substantial risk of forfeiture on such terms and conditions as determined by the compensation committee. Subject to such restrictions as determined by the compensation committee, the applicable participant will have the rights and privileges of a stockholder with respect to Shares, including the right to vote and the right to receive dividends, as long as the participant holds the restricted stock.

Restricted Stock Units. An RSU is an Award that represents a right to receive the value of one Share (or a percentage of such value). RSUs may be paid in cash, Shares, other Awards, other property or any combination thereof, as determined in the sole discretion of the compensation committee. Awards of RSUs may include the right to receive dividend equivalents. The applicable participant does not have the rights and privileges of a stockholder with respect to Shares underlying an RSU.

Performance Awards. Performance Awards are Awards that may be earned upon achievement or satisfaction of performance conditions specified by the compensation committee. Performance Awards may be denominated as a cash amount, number of Shares or units or a combination thereof.

Other Cash-Based and Other Stock-Based Awards. The compensation committee is permitted to grant other equity or equity-based Awards and cash-based Awards on such terms and conditions as the compensation committee will determine. For Awards in the nature of a purchase right, the purchase price shall not be less than the fair market value of such Shares on the date of grant of such right.

Director Compensation Limitations. Any participant who is a non-employee director may not receive compensation for any calendar year in excess of $750,000 in the aggregate, including cash payments and Awards.

Changes in Capitalization. In the event that the compensation committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, share subdivision, share consolidation, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to acquire Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or

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event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2025 Omnibus Plan, then the compensation committee shall adjust equitably, so as to ensure no undue enrichment or harm (including by payment of cash), any or all of (i) the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the amount of the Share Pool and the number of Shares available for ISOs, (ii) the number and type of Shares (or other securities) subject to outstanding Awards, (iii) the grant, acquisition, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award and (iv) the terms and conditions of any outstanding Awards, including the performance criteria of any Performance Awards.

Effect of Termination of Service or a Change in Control. The compensation committee may provide that an Award may be exercised, settled, vested, paid or forfeited in the event of a participant’s termination of service prior to the vesting, exercise or settlement of such Award.

In the event of a change in control of the Company, the compensation committee may take any one or more of the following actions with respect to any outstanding Award: (i) continuation or assumption of such Award, (ii) substitution or replacement of such Award, (iii) acceleration of the vesting and the lapse of any restrictions either immediately prior to or after the change in control or upon termination of service under certain circumstances following the change in control, (iv) in the case of a Performance Award, the determination of the level of attainment of the applicable performance condition(s) and (v) cancellation of such Award in consideration of a payment or, in certain circumstances, for no consideration.

Clawback. Under the 2025 Omnibus Plan, Awards (including any amounts or benefits arising from such Awards) will be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the compensation committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any Awards or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards, including any policies and procedures necessary to comply with Section 10D of the Exchange Act and any other regulatory regimes.

Amendment. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2025 Omnibus Plan, our board of directors may amend, alter, suspend, discontinue or terminate the 2025 Omnibus Plan or any portion thereof at any time; provided that no such amendment, alternation, suspension, discontinuation or termination shall be made without (i) stockholder approval if such approval is required by applicable law or the rules of the stock market or exchange on which the Shares are principally quoted or traded, or (ii) subject to limitations, the consent of the affected participant of the 2025 Omnibus Plan if such action would materially adversely affect the rights of such participant under any outstanding Award.

No Repricing. The compensation committee may not, without stockholder approval, seek to effect any repricing of any previously granted “underwater” Option, SAR or similar Award.

Term. The 2025 Omnibus Plan will become effective on the date on which the registration statement covering this offering is declared effective by the Securities and Exchange Commission. No Award may be granted under the 2025 Omnibus Plan after the tenth (10th) anniversary of the effective date. Previously granted Awards are permitted to extend beyond the termination date of the 2025 Omnibus Plan.

Lendbuzz Inc. 2025 Employee Stock Purchase Plan

We plan to adopt a new Lendbuzz Inc. 2025 Employee Stock Purchase Plan (the “2025 ESPP”), which will be effective in connection with the completion of this offering. The 2025 ESPP consists of two components: the Section 423 component, intended to qualify as an “employee stock purchase plan” under Section 423 of the Code

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(the “423 Component”) and the non-Section 423 component (the “Non-423 Component”), which authorizes the grant of rights which need not qualify under Section 423 of the Code. The following summary describes the material terms of the 2025 ESPP.

Plan Administration. The 2025 ESPP will be administered by the compensation committee, unless another committee is designated by our board of directors. The compensation committee will have broad authority to administer the 2025 ESPP, such as to change the duration, frequency, start and end dates of any offering period, the minimum and maximum amounts of compensation for payroll deductions, the frequency with which a participant may elect to change his or her rate of payroll deductions, the dates by which a participant is required to submit an enrollment form, the effective date of a participant’s withdrawal due to termination or transfer of employment or change in status, and the withholding procedures. With respect to the Non-423 Component, the rules set forth in the applicable sub-plans may take precedence over other provisions of the 2025 ESPP, but unless otherwise superseded by the terms of such sub-plan, the provisions of the 2025 ESPP will govern the operation of such sub-plan.

Authorized Shares. The maximum number of Shares available for issuance under the 2025 ESPP shall not exceed in the aggregate the sum of     Shares (the “ESPP Share Pool”) and will be increased on the first day of each Company fiscal year following the effective date of the 2025 ESPP in an amount equal to the least of (i)     Shares, (ii) 1% of the ESPP Share Pool and (iii) such number of Shares as determined by the board of directors in its discretion. The number of Shares available at any time under the 2025 ESPP will be subject to adjustment in the event of a dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, share subdivision, share consolidation, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to acquire Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares or changes in applicable laws, regulations or accounting principles. The number of Shares which a participant may purchase in an Offering under the Plan may be reduced if the Offering is oversubscribed.

Offering Periods. The 2025 ESPP will be implemented by a series of offering periods, each of which will be six (6) months in duration, with new offering periods commencing on or about March 1 and September 1 of each year (or such other times as determined by the compensation committee). The compensation committee shall have the authority to change the duration, frequency, start and end dates of offering periods.

Eligibility. With respect to the 423 Component, employees of the Company or employees of certain of our subsidiaries (each, a “Participating Subsidiary”) may participate if they have satisfied the following criteria: (i) such employee has been employed by the Company or a Participating Subsidiary for at least two (2) years and (ii) such employee is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year. The compensation committee may exclude any employee from participating in the 2025 ESPP who is a “highly compensated employee” of the Company or a Participating Subsidiary. With respect to the Non-423 Component, employee eligibility is determined by the compensation committee; provided that no employee may participate in the Non-423 Component if such employee is subject to taxation in the United States.

Grant of Option. On the first day of each offering period, each participant in the applicable offering period shall be granted an option to purchase, on the purchase date, a number of Shares determined by dividing the participant’s accumulated payroll deductions by the applicable Purchase Price (as defined below). In connection with each offering, the compensation committee may specify (i) a maximum number of Shares that may be purchased by any participant on any purchase date in such offering, (ii) a maximum aggregate number of Shares that may be purchased by all participants in such offering and (iii) if such offering contains more than one purchase date, a maximum aggregate number of Shares that may be purchased by all participants on any purchase date in such offering; provided, however, that in no event shall any participant purchase more than 2,500 Shares during an offering period.

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Purchase of Shares. A participant’s option will be exercised automatically on the purchase date of each offering period. The participant’s accumulated payroll deductions will be used to purchase the maximum number of whole Shares that can be purchased with the amounts in the Participant’s notional account.

Participation. Each offering period will have one or more purchase dates on which Shares will be purchased for the employees who are participating in the offering. The compensation committee, in its discretion, will determine the terms of offerings under the 2025 ESPP. The 2025 ESPP permits participating employees to purchase Shares through payroll deductions in an amount equal to at least one percent (1%), but not more than ten percent (10%) of the employee’s compensation. For purposes of the 423 Component, the purchase price of the Shares will be equal to the lesser of (i) eighty-five percent (85%) (or such greater percentage as designated by the compensation committee) of the fair market value of a Share on the first trading date of the applicable offering period or (ii) eighty-five percent (85%) (or such greater percentage as designated by the compensation committee) of the fair market value of a Share on the last trading day of the applicable offering period (or such other purchase date as designated by the compensation committee) (the “Purchase Price”).

Termination of Employment; Withdrawal Procedure. Upon termination of a participant’s employment for any reason that occurs at least thirty (30) days before the purchase date, the participant will be deemed to have withdrawn from the 2025 ESPP and the payroll deductions in the participant’s notional account (that have not been used to purchase Shares) will be returned to the participant, and the participant’s option shall be automatically terminated. If the participant’s termination of employment occurs within thirty (30) days before a purchase date, the accumulated payroll deductions shall be used to purchase Shares on the purchase date.

A participant may withdraw from an offering by timely submitting to the Company a revised enrollment form indicating his or her election to withdraw. The accumulated payroll deductions held on behalf of a participant in his or her notional account (that have not been used to purchase Shares) shall be paid to the participant and the participant’s option shall be automatically terminated.

Corporate Transaction. In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code, each outstanding option under the 2025 ESPP shall be cancelled and all accumulated payroll deductions shall be refunded to the participant as soon as reasonably practicable on or following the date of such transaction.

Amendment or Termination. The compensation committee may, in its sole discretion, amend, suspend or terminate the 2025 ESPP at any time and for any reason. If the 2025 ESPP is terminated, the compensation committee may elect to terminate all outstanding offering periods either immediately or once Shares have been purchased on the next purchase date (which may, in the discretion of the compensation committee, be accelerated) or permit offering periods to expire in accordance with their terms. If any offering period is terminated before its scheduled expiration, all amounts that have not been used to purchase Shares will be returned to participants (without interest, except as otherwise required by law) as soon as administratively practicable.

Term. The 2025 ESPP will remain in effect for ten (10) years following the effective date of the 2025 ESPP unless terminated earlier by the compensation committee in accordance with the terms of the 2025 ESPP.

Benefit Plans

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for eligible U.S. employees, including our NEOs. Under our 401(k) plan, employees may elect to defer a portion of their annual compensation on a pre-tax basis, subject to applicable annual Internal Revenue Code limits. In addition, we make matching contributions of up to 4% of a participant’s deferrals up to a maximum. We make matching contributions of 100% of a participant’s deferrals up to 3% of the participant’s salary and match up to an additional 50% of a participant’s deferrals from 3% to 5%

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of the participant’s salary. We do not sponsor any nonqualified deferred compensation plans or defined benefit pension plans except as required by applicable law.

Perquisites

We do not provide any perquisites to our NEOs except as required by applicable law.

Compensation Policies and Practices

Employment-Related Agreements

We have entered into employment-related agreements with certain of our NEOs, as described in more detail under “Agreements with our Named Executive Officers” below.

Tax Considerations

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million. Although we are mindful of the benefits of tax deductibility when determining executive compensation, we may approve compensation that will not be fully deductible in order to ensure competitive levels of total compensation for our executive officers.

Accounting Considerations

When reviewing preliminary recommendations and in connection with approving the terms of a given incentive plan period, we review and consider the accounting implications of a given Award, including the estimated expense.

Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers for fiscal year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Options Awards ($)	Nonequity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Amitay Kalmar(4)	2024	275,000	3,235,000	—	325,000	13,800	3,848,800
Chief Executive Officer	2023	275,000	—	$2,544,433	225,000	11,000	3,055,433
George Sclavos	2024	400,000	2,329,200	—	600,000	13,800	3,343,000
Chief Financial Officer	2023	350,000	—	720,194	550,000	13,200	1,633,394
Dan Raviv(4)	2024	279,427	3,235,000	—	325,000	55,152	3,894,579
Chief Technology Officer	2023	275,000	—	$2,544,433	225,000	35,126	3,079,599

(1)

The amounts reported represent the aggregate grant-date fair value of the RSUs awarded to the NEO in fiscal year 2024, calculated in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Such grant-date fair value does not take into account any estimated forfeitures related to vesting conditions. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in “Note 12—Stock Option Plan” in our consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the NEO.

(2)	The amounts reported for 2024 represent the amounts earned by the NEOs in fiscal year 2024 under the AIP, as described in more detail above under the section above titled “Annual Incentive Program.”
(3)

The amounts reported represent (1) for Messrs. Kalmar and Sclavos, the Company’s contributions to the Company’s 401(k) plan and (2) for Mr. Raviv, (a) the Company’s contributions to the Company’s 401(k) plan ($12,800), (b) severance contribution payments ($27,093), (c) the Company’s contributions for Mr. Raviv’s pension insurance (Bituah Leumi) ($11,268), (d) the Company’s contributions to Keren Hishtalmut (study fund) ($3,876) and (e) welfare payments ($115). For Mr. Raviv, amounts were denominated in Israeli New Shekels. For purposes of this table, amounts have been converted from ILS to USD by using the exchange rate of (x) 0.2775, which was in effect as of December 31, 2023 and (y) 0.2742, which was in effect as of December 31, 2024.

(4)	Messrs. Kalmar and Raviv serve on our Board but are not paid additional compensation for such service.

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Awards

The following table provides information relating to plan-based awards and opportunities granted to the NEOs during the fiscal year ended December 31, 2024.

Name	Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Securities Underling Stock or Units (#)(2)	Grant Date Fair Value ($)(3)
			Threshold ($)	Target ($)	Maximum ($)
Amitay Kalmar	RSUs	December 27, 2024				250,000	3,235,000
	2024 AIP		—	—	—
George Sclavos	RSUs	December 27, 2024				180,000	2,329,200
	2024 AIP		—	600,000	—
Dan Raviv	RSUs	December 27, 2024				250,000	3,235,000
	2024 AIP		—	—	—

(1)

The amounts reported for 2024 represent the amounts earned by the NEOs in fiscal year 2024 under the AIP, as described in more detail above under the section above titled “Annual Incentive Program.” Only Mr. Sclavos has a target bonus opportunity under the 2024 AIP, while Messrs. Kalmar and Raviv’s bonus opportunities are fully discretionary.

(2)	The RSUs will vest in 36 equal monthly installments beginning on February 1, 2025, subject to the NEO’s continued employment through the applicable vesting date.
(3)

The amounts reported represent the aggregate grant-date fair value of the RSUs awarded to the NEO in fiscal year 2024, calculated in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Such grant-date fair value does not take into account any estimated forfeitures related to vesting conditions. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in “Note 12—Stock Option Plan” in our consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the NEO.

Outstanding Equity Awards at Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2024:

			Option Awards(1)				Stock Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested($)
Amitay Kalmar	October 6, 2020(2)	November 1, 2020	25,060	—	0.621	October 6, 2025
	December 20, 2021(6)	December 1, 2021	12,500	30,000	2.867	December 19, 2031
	January 17, 2023(3)	N/A	—	—	5.662	January 14, 2033
	December 27, 2023(4)	January 30, 2024	200,000	—	8.956	December 26, 2033
	December 27, 2024(7)	February 1, 2025					250,000	3,235,000
George Sclavos	July 12, 2021(5)	June 1, 2021	218,750	31,250	2.867	June 1, 2031
	June 14, 2022(2)	July 1, 2022	60,410	39,590	3.630	July 1, 2032
	December 27, 2023(6)	January 30, 2024	28,640	96,360	8.956	December 27, 2033
	December 27, 2024(7)	February 1, 2025					180,000	2,329,200
Dan Raviv	October 6, 2020(2)	November 1, 2020	300,630	—	0.621	October 6, 2025
	December 20, 2021(6)	December 1, 2021	90,000	30,000	2.867	December 19, 2031
	January 17, 2023(3)	N/A	462,000	—	5.662	January 14, 2033
	December 27, 2023(4)	January 30, 2024	200,000	—	8.956	December 26, 2033
	December 27, 2024(7)	February 1, 2025					250,000	3,235,000

(1)

Pursuant to the 2019 Plan, the exercise price and number of shares subject to these Options were adjusted in accordance with the ten-for-one stock split for all classes of stock, effected August 12, 2024. Accordingly, the share totals and exercise prices shown in this table (and in the corresponding footnotes) reflect the number of shares and exercise prices of our NEOs’ Options post-stock split.

(2)

The Option will vest as follows: (1) 25% of the Shares subject to the Option vest on the one-year anniversary of the vesting commencement date and (2) the remaining 75% vest in 36 equal monthly installments over the three-year period commencing on the first anniversary of the vesting commencement date, subject to the NEO’s continued employment through the applicable vesting date.

(3)	The Option was fully vested on the Grant Date.

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(4)	The Option was fully vested as of January 30, 2024.
(5)

The Option will vest as follows: (1) 25% of the Shares subject to the Option would vest on the first anniversary of the vesting commencement date and (2) the remaining 75% would vest in 36 equal monthly installments over the three-year period commencing on the first anniversary of the vesting commencement date, subject to the NEO’s continued employment through the applicable vesting date. In the event of a Corporate Transaction, 100% of the Options would vest and become exercisable.

(6)	The option will vest in 48 equal monthly installments over a four-year period, subject to the NEO’s continued employment through the applicable vesting date.
(7)	The RSUs will vest in 36 equal monthly installments beginning on February 1, 2025, subject to the NEO’s continued employment through the applicable vesting date.

Option Exercises and Stock Vested

The following table provides information relating to Options exercised during fiscal year 2024.

Option Awards
Name	Number of Shares Acquired on Exercise (#)(2)	Value Realized on Exercise ($)(1)
Amitay Kalmar	121,340	864,477.42
George Sclavos	—	—
Dan Raviv	—	—

(1)	Option Award Value Realized is calculated based on the difference between the market price and the Option exercise price.
(2)

Pursuant to the 2019 Plan, the exercise price and number of shares subject to these Options were adjusted in accordance with the ten-for-one stock split for all classes of stock, effected August 12, 2024. Accordingly, the share totals and exercise prices shown in this table (and in the corresponding footnotes) reflect the number of shares and exercise prices of our NEOs’ Options post-stock split.

Agreements with Our Named Executive Officers

The terms and conditions of employment for each of our NEOs are set forth in written offer letters, or in the case of Mr. Raviv, an employment agreement, the terms of which are described below. Any potential payment and benefits due upon a termination of employment or a change of control are further described below in the section titled “Potential Payment upon Termination or Change in Control.”

Amitay Kalmar. We entered into an offer letter with Amitay Kalmar, our Chief Executive Officer, effective as of May 12, 2017, or the Kalmar Letter. Pursuant to the Kalmar Letter, Mr. Kalmar would serve as Chief Executive Officer of the Company, with an initial annual base salary of $120,000. Mr. Kalmar’s employment is at-will. In connection with his employment, Mr. Kalmar also executed a Confidentiality/Assignment of Inventions/Non-Solicitation Agreement, which provides that Mr. Kalmar would be subject to certain restrictive covenants, including 12-month post-employment non-competition and non-solicitation of employees and customers restrictions.

George Sclavos. We entered into an offer letter with George Sclavos, our Chief Financial Officer, effective as of May 20, 2021, or the Sclavos Letter. Pursuant to the Sclavos Letter, Mr. Sclavos would serve as Chief Financial Officer of the Company, with an initial annual base salary of $350,000. Mr. Sclavos is also eligible to receive an annual bonus, commencing on the first anniversary of his start date (June 1, 2021), with a target value of $150,000, subject to performance metrics determined by us. Mr. Sclavos’s annual bonus will be paid no later than 75 days following the anniversary of his start date, subject to his continued employment through the payment date. In connection with his hiring, Mr. Sclavos received a grant of 250,000 Options, which would vest as follows: (i) 25% of the Shares subject to the Option would vest on the first anniversary of Mr. Sclavos’s start date and (ii) the remaining 75% would vest in 12 equal quarterly installments over the three (3)-year period commencing on the first anniversary of his start date. In the event of a Corporate Transaction, 100% of the Options would vest and become exercisable.

Upon a termination of employment by the Company without Cause, or in the event Mr. Sclavos resigns for Good Reason (in each case as defined in the Sclavos Letter), subject to his execution and nonrevocation of a release of claims in the form provided by the Company, Mr. Sclavos would receive severance pay equal to his

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annual base salary as in effect as of the date of such termination of employment for a period of six (6) months following his termination of employment.

In connection with his employment, Mr. Sclavos also executed an Employee Proprietary Information, Inventions, Assignment, Non-Competition and Non-Solicitation Agreement, which provides that Mr. Sclavos would be subject to certain restrictive covenants, including (i) a 12-month post-employment non-solicitation of employees and customers restriction following a termination of employment for any reason and (ii) a 12-month post-employment non-competition restriction following a termination of employment for Cause (as defined in the Sclavos Letter) or a voluntary resignation.

Dan Raviv. We entered into an employment agreement with Dan Raviv, our Chief Technology Officer, effective as of June 1, 2021, or the Raviv Agreement. Pursuant to the Raviv Agreement, Mr. Raviv would serve as our Chief Technology Officer, with an initial annual base salary of $180,000. Mr. Raviv would be paid in Israeli New Shekels, with such amounts converted from U.S. currency in accordance with the official exchange rate of the Bank of Israel at the end of each calendar month for which the base salary is being paid. Consistent with Israeli law, we and Mr. Raviv would obtain Managers Insurance and/or Pension Fund, or Pension Insurance, with the Company contributing an amount equal to 6.5% of Mr. Raviv’s monthly base salary to the Pension Insurance, or the Pension Contribution, while Mr. Raviv would contribute 6% of his monthly base salary. We would also contribute an amount equal to 8.33% of Mr. Raviv’s monthly salary for severance payments, or the Severance Contribution. If Mr. Raviv elects to obtain Managers Insurance, our contribution will include payments toward disability insurance, or the Disability Contribution. Our combined Pension Contribution and Disability Contribution will not exceed 7.5% of Mr. Raviv’s monthly base salary. In addition, we and Mr. Raviv would open and maintain a Keren Hishtalmut (a short-term savings plan), or the Fund, with the Company contributing an amount equal to 7.5% of Mr. Raviv’s monthly base salary to the Fund and Mr. Raviv contributing 2.5%. Upon a termination of employment for any reason other than for Cause, we must provide Mr. Raviv 30-days’ prior notice or pay such amount that is equivalent to all legally required compensation in lieu of such notice period. Upon a termination of employment, we will release to Mr. Raviv all amounts accrued with respect to the Severance Contribution, Pension Contribution and Disability Contribution, as well as any amounts contributed by Mr. Raviv. Mr. Raviv is not entitled to any other severance upon a termination of employment. Upon a termination of employment for Cause (as defined in the Raviv Agreement), Mr. Raviv would not be entitled to any notice. In connection with his employment, Mr. Raviv also executed a Proprietary Information and Inventions Assignment Agreement, which provides that Mr. Raviv would be subject to certain restrictive covenants, including 12-month post-employment non-competition and six-month post-employment non-solicitation of employees restrictions.

Pension Benefits and Nonqualified Deferred Compensation

During fiscal year 2024, none of our NEOs received pension benefits or participated in any nonqualified deferred compensation plans.

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Potential Payments upon Termination or Change in Control

The below table sets forth information regarding contractual payments that would be made to our NEOs upon the occurrence of certain termination and/or change in control events. In estimating the value of such payments, the table assumes that our NEO’s employment was terminated and/or a change in control of the Company occurred, in each case on December 31, 2024.

Name	Involuntary Termination Without Cause or Voluntary with Good Reason ($)		Change in Control (Termination of Employment) ($)		Change in Control (No Termination) ($)
Amitay Kalmar(1)
Base Salary	—		—		—
Benefits and Perquisites	—		—		—
Options under 2019 Plan	—		—		—
George Sclavos
Base Salary	200,000	(2)	200,000	(2)	—
Benefits and Perquisites	—		—		—
Options under 2019 Plan	—		—		43,143	(3)
Dan Raviv
Base Salary	22,917	(4)	22,917	(4)	—
Benefits and Perquisites	—		—		—
Options under 2019 Plan	—		—		—

(1)	Mr. Kalmar is not entitled to any severance in connection with a termination of employment or accelerated vesting in connection with a Corporate Transaction.
(2)

Upon a termination of employment by us without Cause or by Mr. Sclavos for Good Reason (each as defined in the Sclavos Letter), Mr. Sclavos is entitled to receive continued payment of his base salary for a period of six months following his termination of employment, subject to his execution and nonrevocation of a release of claims. The amount set forth herein represents the continued payment of Mr. Sclavos’s base salary for a period of six months post-employment.

(3)

Upon a Corporate Transaction, Mr. Sclavos’s Options granted on July 12, 2021 in connection with his commencement of employment will vest in full. The value set forth herein represents the value of the accelerated vesting of the Options.

(4)

Upon a termination of employment by us for any reason other than for Cause (as defined in the Raviv Agreement), Mr. Raviv is entitled to 30-days’ prior notice. The amount set forth herein represents the amount Mr. Raviv would receive during his 30-day notice period.

Executive Change in Control Severance Plan

In connection with this offering, we intend to adopt, subject to the approval by our board of directors, an executive change in control severance plan (the “Change in Control Severance Plan”) in which our NEOs will participate. Under our Change in Control Severance Plan, if a termination of employment for reasons defined in the Change in Control Severance Plan occurs within three (3) months prior to and twelve (12) months following a Change in Control of the Company (as defined in the Change in Control Severance Plan), the participant is entitled to receive a lump sum cash payment equal to two (2) times the sum of their base salary and target annual cash bonus. A participant will also be entitled to receive a prorated portion of their annual cash bonus for the year in which the termination occurs, measured at the greater of target and actual performance, as well as continuation of health benefits for a two-year period following such termination of employment. All payments and benefits provided under the Change in Control Severance Plan are conditioned on the participant’s continuing compliance with the plan and the participant’s execution of a release of claims in favor of the Company.

Clawback Policy

In    , the compensation committee adopted a clawback policy that provides for the recoupment of incentive-based compensation in the event that the Company is required to prepare an accounting restatement

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due to material noncompliance with any financial reporting requirement under the federal securities laws. The clawback policy is designed to comply with Section 10D of the Exchange Act, the rules promulgated thereunder, and Rule 5608 of the NASDAQ listing rules.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

Director Compensation

The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2024.

Name	Fee Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Stephen Linehan	28,333.36	428,907.79	457,241.15
Diane Offereins	47,916.82	230,461.93	278,378.75

Laurel Bowden, David Krell and Ziv Kop did not receive any compensation in 2024 for services as a non-employee director. Prior to this offering, our independent directors who joined our board of directors during 2024 received a fee of $50,000 in the form of an annual retainer payable in cash for their service on the board of directors, prorated based upon the date they joined our board of directors. In addition, they each received a grant of 40,000 stock options in connection with their appointment to our board of directors, which vest in equal monthly installments over a three-year period from the grant date, subject to their continued service through each vesting date. Our audit committee chair is paid an annual $10,000 cash retainer, prorated based upon the date he was assigned the role as chair. Our non-employee directors are reimbursed for their reasonable expenses incurred in attending meetings of the board of directors or committees. Our other directors do not receive additional compensation for their service on the board of directors.

In connection with this offering, we intend to adopt, subject to approval by our board of directors, a director compensation policy which will govern the annual compensation paid to our non-employee directors following this offering. Our lead independent director will receive an annual cash retainer of $50,000 and our chair of the audit committee will receive an annual cash retainer of $60,000. In addition, non-employee directors will receive (i) an equity grant in the form of RSUs made upon initial election or appointment to our board of directors with a grant date value of $200,000, and (ii) annual grants in the form of RSUs with a grant date value of $200,000, to be made on the second trading day following each annual stockholder meeting after the completion of this offering. No non-employee director may receive compensation for any calendar year in excess of $750,000 in the aggregate, including cash payments and equity awards.

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Confidential Treatment Requested by Lendbuzz Inc.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive and Director Compensation.”

Preferred Stock Financings

Series D Voting Convertible Preferred Stock. In 2022, we sold an aggregate of 3,004,900 Series D voting convertible preferred shares in multiple closings at a purchase price of $14.24191 per share for an aggregate amount of $42.8 million. Each Series D voting convertible preferred share will automatically convert into one share of our voting common stock immediately prior to the closing of this offering. The holders of our Series D voting convertible preferred shares listed below are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Series D-1 Voting Convertible Preferred Stock. In 2023, we sold an aggregate of 1,530,310 Series D-1 voting convertible preferred shares in multiple closings at a purchase price of $16.65141 per share for an aggregate amount of $25.5 million. Each Series D-1 voting convertible preferred share will automatically convert into one share of our voting common stock immediately prior to the closing of this offering. The holders of our D-1 voting convertible preferred shares listed below are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

The following table sets forth the aggregate number of these securities acquired by the listed directors, executive officers or holders of more than 5% of our capital stock, or their affiliates.

Stockholder(1)	Shares of Series D voting convertible preferred shares (#)	Total Purchase Price ($)	Shares of Series D-1 voting convertible preferred shares (#)	Total Purchase Price ($)
OG Tech Ventures International Ltd.	561,720	$7,999,966	240,220	$4,000,002
83North FXV IV Limited Partnership	1,755,380	24,999,964	300,270	4,999,919
Arkin Communication Ltd.	—	—	—	—
Mivtach Shamir Technologies (2000) Ltd.	257,160	3,662,450	—	—

(1)	Additional details regarding these stockholders and their equity holdings are provided in the section titled “Principal and Selling Stockholders.”

Securitization Transactions

On June 8, 2023, our subsidiary Lendbuzz Depositor II LLC, sold Asset-Backed Certificates issued by Lendbuzz Securitization Trust 2023-2 having a notional amount of $390,625 at the purchase price of $5,000,000 to each of (i) Arkin Private Equity (P.I.) 2 Limited Partnership, an affiliate of Nir Arkin, and (ii) an affiliate of OG Tech Ventures International Ltd, which are currently held by OG Tech Ventures International (II) Limited.

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On January 11, 2024, Lendbuzz Depositor II LLC sold $1,000,000 aggregate principal amount of Class B Automobile Receivables-Backed Notes issued by Lendbuzz Securitization Trust 2023-3 at par to ZA Capital LLC, an affiliate of Amitay Kalmar and Dan Raviv.

Agreements with Stockholders

In connection with the issuances of our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series C-2 convertible voting preferred stock, Series D convertible voting preferred stock and Series D-1 convertible voting preferred stock, we entered into investors’ rights, voting and first refusal and co-sale agreements containing registration rights, information rights, voting rights, board designation and observer rights and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate immediately before the consummation of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Stock Option Grants to Executive Officers

We have granted stock options to our named executive officers as more fully described in the section entitled “Executive and Director Compensation.”

Related Person Transaction Policy

Prior to the completion of this offering, we intend to enter into a new related person transaction policy. We expect that this related party transaction policy will require related person transactions and any material amendments or modification thereto to be reviewed and approved by our board of directors or a designated committee thereof, which may include our audit committee, once implemented. The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest. In reviewing and approving any such transactions, our board of directors or a designated committee thereof will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our amended and restated articles of incorporation will require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2024, by:

•	each selling stockholder;

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of December 31, 2024. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

The number of shares of common stock outstanding and the percentage of beneficial ownership for the following table before the offering is based on (1) the issuance of    shares of our voting and non-voting common stock upon the automatic conversion of all shares of our outstanding voting and non-voting convertible preferred stock (which includes shares of voting convertible preferred stock underlying the warrant outstanding as of December 31, 2024, with an exercise price of $     per share) and (2) the reclassification of all shares of our voting and non-voting common stock into shares of common stock on a one-for-one basis immediately prior to the completion of this offering. The number of shares of common stock outstanding and the percentage of beneficial ownership for the following table after the offering is based on    shares of common stock outstanding after the completion of this offering which gives effect to the adjustments in the prior sentence and further reflects the issuance by us of    shares of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address for each listed stockholder is: c/o Lendbuzz Inc., 100 Summer St., Boston, Massachusetts 02110. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering (#)		Number of Shares Offered (#)	Shares Beneficially Owned After the Offering (#)(1)
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
5% or Greater Stockholders
Nir Arkin(2)
Mivtach Shamir Technologies (2000) Ltd.(3)
Entities affiliated with 83North(4)
OG Tech Ventures International Ltd.(5)
Directors and Named Executive Officers
Amitay Kalmar(6)
Dan Raviv(7)
George Sclavos(8)
Laurel Bowden(9)
David Krell
Ziv Kop
Stephen Linehan
Diane Offereins(10)
All named executive officers and directors as a group (8 persons)
Other Selling Stockholders

*	Represent beneficial ownership of less than 1%.

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(1)	Assumes no exercise of the underwriters’ option to purchase additional shares of common stock. See the section titled “Underwriting.”
(2)

Consists of: (a)  shares of common stock held by Nir Arkin and (b)  shares of common stock held by Arkin Communications Ltd. Mr. Moshe Arkin is the sole shareholder and director of Arkin Communications Ltd. and may be deemed to share voting and dispositive power over the shares held by Arkin Communications. Mr. Arkin disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein. The address for Nir Arkin and Arkin Communications Ltd. is 6 Hachoshlim St., Herzliya, Israel 4672406.

(3)

The shares are held directly by Mivtach Shamir Technologies (2000) Ltd. Mivtach Shamir Investments (93) Ltd. owns all the outstanding shares of Mivtach Shamir Technologies (2000) Ltd. Mivtach Shamir Holdings Ltd., a public company traded on the Tel Aviv Stock Exchange (symbol: MISH), owns 99.09% of the outstanding shares of Mivtach Shamir Investments (93) Ltd. Mr. Meir Shamir is the sole director in Mivtach Shamir Technologies (2000) Ltd., a director and the owner of the remainder shares of Mivtach Shamir Investments (93) Ltd. and the controlling shareholder of Mivtach Shamir Holdings Ltd., and may be deemed to share voting and dispositive power over the shares held by Mivtach Shamir Technologies (2000) Ltd. Mr. Shamir disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein. The address for Mivtach Shamir Technologies (2000) Ltd. is 27 Ha’ Barzel St., Tel Aviv, Israel 6971039.

(4)

Consists of: (a)  shares of common stock held by 83North IV L.P., (b)  shares of common stock held by 83North FXV IV Limited Partnership and (c)  shares of common stock held by 83North VII Limited Partnership. Laurel Bowden, Gil Goren, Yoram Snir, Yariv Hauer, and Arnon Dinur are all partners and members of the investment team/committee of all 83North entities listed above and may be deemed to share voting and dispositive power over the shares held by all 83North entities listed above. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for all 83North entities listed above is 121 Menachem Begin Road, Azrieli Sarona Tower, Tel Aviv 6701203, Israel.

(5)

Represents shares held by OG Tech Ventures International Ltd. Lorraine Davidson, Andreas Georgiou and Markus Heeb are all directors of OG Tech Ventures International Ltd. and may be deemed to share voting and dispositive power over the shares held by OG Tech Ventures International Ltd. These individuals disclaim beneficial ownership with respect to such shares except of their pecuniary interest therein. The address for OG Tech Ventures International Ltd. is Villa Saint Jean, 3 Ruelle saint Jean Monaco, MC 98000.

(6)

Consists of: (a)  shares of common stock held by Amitay Kalmar or trusts controlled by Amitay Kalmar, (b)  shares of our common stock issuable upon the exercise of options to purchase shares of our common stock which are exercisable within 60 days of December 31, 2024, and (c)  shares of our common stock issuable upon the vesting of RSUs granted as of December 31, 2024 that will vest within 60 days of December 31, 2024.

(7)

Consists of: (a)  shares of common stock held by Dan Raviv or trusts controlled by Dan Raviv, (b)  shares of our common stock issuable upon the exercise of options to purchase shares of our common stock which are exercisable within 60 days of December 31, 2024, and (c)  shares of our common stock issuable upon the vesting of RSUs granted as of December 31, 2024 that will vest within 60 days of December 31, 2024.

(8)

Consists of: (a)  shares of our common stock issuable upon the exercise of options to purchase shares of our common stock which are exercisable within 60 days of December 31, 2024 and (b)  shares of our common stock issuable upon the vesting of RSUs granted as of December 31, 2024 that will vest within 60 days of December 31, 2024.

(9)	Consists of shares held by entities affiliated with 83North identified in footnote (4) above.
(10)	Consists of: shares of our common stock issuable upon the exercise of options to purchase shares of our common stock which are exercisable within 60 days of December 31, 2024.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of (1)  shares of common stock, $0.001 par value per share and (2)  shares of preferred stock, $0.001 par value per share.

Common Stock

Common stock outstanding. As of December 31, 2024 there were  shares of common stock outstanding which were held of record by  stockholders, after giving effect to (1) the issuance of   shares of our voting and non-voting common stock upon the automatic conversion of all shares of our outstanding voting and non-voting convertible preferred stock (which includes shares of voting convertible preferred stock underlying the warrant outstanding as of December 31, 2024, with an exercise price of $    per share) and (2) the reclassification of all shares of our voting and non-voting common stock into shares of common stock on a one-for-one basis immediately prior to the completion of this offering. There will be     shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants, after the completion of this offering. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See the section titled “Dividend Policy.”

Rights upon liquidation. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. Except as specified above, the holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock.

Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

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The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Lendbuzz without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Lendbuzz has no plans to issue any of the preferred stock.

Warrants

On July 11, 2023, we entered into an amended and restated warrant agreement (“Amended Warrant Agreement”) with Viola Credit Alternate Lending SVP L.P., or Viola. As part of the Amended Warrant Agreement, we issued Viola a warrant to purchase Series D-1 convertible preferred stock at an exercise price of approximately $13.32 per share, up to an aggregate purchase price of $865,500. The warrant expires upon the earlier of an acquisition by any third-party of greater than 50% of an ownership stake in the Company, the completion of this offering, or nine years from its date of issuance. Unless otherwise provided by Viola in writing, the warrant will be automatically exercised in full immediately prior to this offering.

Options

As of December 31, 2024, options to purchase   shares of common stock at a weighted-average exercise price of $  per share were outstanding under our 2019 Equity Incentive Plan, as amended.

RSUs

As of December 31, 2024,   shares of common stock were issuable upon the vesting of outstanding RSUs and   shares of common stock were issuable upon the vesting of RSUs granted under our 2019 Equity Incentive Plan after December 31, 2024.

Registration Rights

Upon the completion of this offering, the holders of  shares of our common stock and  shares of common stock issuable upon the exercise of outstanding options and warrant or their transferees, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and certain holders of our common stock. The amended and restated investors’ rights agreement includes demand registration rights, shortform registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the effective date of this registration statement, the holders of      shares of our common stock, including those issuable upon the conversion of shares of our preferred stock upon closing of this offering, are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of holders of the majority of securities eligible for registration, to register at least 40 percent of the securities eligible for registration then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would equal or exceed $10 million), to (x) within ten days after the date such request is given, give notice thereof to all holders of securities eligible for registration, other than the holders that initiated the request and (y) as soon as possible and no later than 60 days after such request, file a Form S-1 registration statement with respect to all securities eligible for registration that the initiating holders requested to be registered and any additional securities eligible for registration that other holders requested to be registered, as specified by notice given by each such holder to us within 20 days of the date our notice is given. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement in any 12-month period. The right to have such shares registered on Form S-1 is further subject to other specified conditions and limitations.

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Short-Form Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of stockholders holding at least 20 percent of the securities eligible for registration then outstanding, we will be required to file a Form S-3 registration restatement with respect to outstanding securities of such stockholders having an anticipated aggregate offering, net of selling expenses, of at least $3.0 million. We will be required to (i) within 10 days after the date such request is given, to give notice to all holders other than the initiating holders and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the initiating holders, file a Form S-3 registration statement with respect to all securities eligible for registration that the initiating holders requested to be registered and any additional securities eligible for registration that other holders requested to be registered, as specified by notice given by each such holder to us within 20 days of the date our notice is given. We are required to effect only two registrations in any 12-month period pursuant to this provision of the amended and restated investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of our common stock, including those issuable upon the conversion of our preferred stock, are entitled to include their shares in the registration. Subject to certain exceptions contained in the amended and restated investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering. The right to have such shares registered is further subject to other specified conditions and limitations.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights, short form registration rights, and piggyback registration rights granted under the amended and restated investors’ rights agreement will terminate on the earliest to occur of (a) the closing of certain liquidation events, (b) at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 under the Securities Act within a three-month period, or (c) the fifth anniversary of the completion of this offering.

Expenses

Ordinarily, other than underwriting discounts and commissions, we are generally required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue-sky fees and expenses.

Limits on Written Consents

On completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

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Stockholder Meetings

On completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that special meetings of our stockholders may be called only by the chairperson of our board of directors or a majority of the directors.

Amended and Restated Certificate of Incorporation

On completion of this offering, the provisions of our amended and restated certificate of incorporation described under “—Management—Board Structure”, “—Common Stock—Voting Rights”, “—Stockholder Meetings”, “—Limits on Written Consents” and “—Forum Selection” may be amended only by the affirmative vote of holders of at least 66 2⁄3% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amended and Restated Bylaws

On completion of this offering, our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors in any manner not inconsistent with Delaware law or our amended and restated certificate of incorporation; or

•	the affirmative vote of holders of not less than 66 2⁄3% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

On completion of this offering, our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•

the names and addresses of all persons with whom the stockholder is acting in concert and a reasonably detailed description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but

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in the event that the date of the annual meeting is more than 30 days before or after the anniversary date of the preceding annual meeting of stockholders or delayed more than 70 days after such anniversary date, a stockholder notice will be timely if received by us no earlier than 120 days prior to such annual meeting and no later than the later of (1) the 90th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not earlier than 150 days prior to the date of the special meeting nor later than the later of (1) 120 days prior to the date of the special meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that limit the liability of our current and former directors and of our officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our

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directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Forum Selection

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Lendbuzz, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Lendbuzz to Lendbuzz or Lendbuzz’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine.

Additionally, our amended and restated certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. In addition, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions and there can be no assurance that these provisions will be enforced by a court in those other jurisdictions. See “Risks Related to Our Common Stock and this Offering—Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

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Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

We have applied to list the common stock on the Nasdaq Global Select Market under the symbol “LBZZ.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

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MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “— Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable Internal Revenue Service, or IRS, Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph,

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although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “— Information Reporting and Backup Withholding” and “— FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not

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apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have  shares of common stock outstanding assuming the exercise of the underwriters’ option to purchase additional shares of common stock. Of these shares, the  shares of common stock, or  shares if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining  shares of common stock existing will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which are summarized below. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, a person who has beneficially owned shares of our common stock that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned shares of our common stock that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

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The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our equity incentive plans. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Registration Rights

Upon completion of this offering, the holders of    shares and     shares of common stock issuable upon the exercise of outstanding options and warrant or their transferees of common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights.”

Lock-up Agreements

We, our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, exercise any registration rights with respect to such securities or make any public announcement to take any of the aforementioned actions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See the section titled “Underwriting.”

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UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares (#)
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Mizuho Securities USA LLC
TD Securities (USA) LLC
Citizens JMP Securities, LLC
Keefe, Bruyette & Woods, Inc.
Piper Sandler & Co.
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional  shares from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase  additional shares from us and the selling stockholders.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $  per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

We, our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, exercise any

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registration rights with respect to such securities or make any public announcement to take any of the aforementioned actions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See the section titled “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The foregoing restrictions on our officers, directors and other holders of our common stock do not apply to, among other things, and subject in certain cases to various conditions:

(i)	transfers as bona fide gifts, charitable contributions, or for bona fide estate planning purposes;

(ii)	transfers upon death by will, testamentary document, or the laws of intestate succession;

(iii)

transfers to immediate family members or to any trust for the direct or indirect benefit of the holder and/or the immediate family of the holder or, if the holder is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust;

(iv)

transfers to a partnership, limited liability company, or other entity of which the holder and the immediate family of the holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(v)	transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above;

(vi)

transfers by a business entity (A) to an affiliated or controlled entity or (B) as part of a distribution to the holder’s stockholders, partners, members, or other equityholders or to the estate of any such stockholders, partners, members, or other equityholders;

(vii)	transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, or separation agreement;

(viii)	transfers to us from one of our employees upon their death, disability, or termination of employment;

(ix)

if the holder is not an officer or director, transfers of shares acquired (A) from the underwriters in this offering or (B) in open market transactions after the pricing date of this offering; transfers to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants, or other rights to purchase shares of our common stock (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the lock-up period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in each case granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, described in the prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the restrictions set forth in the lock-up agreements;

(x)

the exercise of outstanding options, settlement of restricted stock units or other equity awards pursuant to plans described in the prospectus, or the exercise of warrants as described in the prospectus, provided that any securities received upon such exercise, vesting or settlement shall be subject to the restrictions set forth in the lock-up agreements;

(xi)

the conversion and reclassification of shares of our convertible preferred stock, warrants or non-voting and voting common stock into shares of common stock as described in the prospectus, provided that such shares shall continue to be subject to the foregoing restrictions;

(xii)

entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of shares of common stock, provided that shares of common stock subject to such plan may not be transferred, sold or otherwise disposed of during the lock-up period, and no public announcement, report or filing under the Exchange Act, or any other public filing, report or

185

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Pursuant to 17 C.F.R Section 200.83

announcement, shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement regarding such plan shall clearly indicate that that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the lock-up period;

(xiii)

transfers pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors and made to all holders of our common stock, and which involves a change in control; and

(xiv)	transfers to the underwriters pursuant to the underwriting agreement.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the restrictions described above in whole or in part at any time; provided that in the event Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC release, in full or in part, any of the parties to the amended and restated investors’ rights agreement who beneficially owns at least 1% of our outstanding equity securities on a fully diluted basis as of immediately prior to the consummation of this offering, then the same percentage of the total number of outstanding shares of common stock held by such released holder represented by the shares being released shall be immediately and fully released for the other parties to the amended and restated investors’ rights agreement. This pro-rata release will not apply (i)(a) if the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the restrictions set forth in the lock-up agreements for the remaining duration, (ii) in the case of any secondary underwritten public offering of common stock (including a secondary underwritten public offering with a primary component) if such holder is offered the opportunity to participate on a pro rata basis in such secondary offering and on no less favorable pricing terms, (iii) if the aggregate number of shares of common stock and other securities affected by such pro-rata releases or waivers (whether in one or multiple releases or waivers) is less than or equal to 1.0% of the total number of shares of common stock outstanding on a fully diluted basis immediately following the closing of this offering or (iv) if the release or waiver is granted due to circumstances of an emergency or hardship as determined by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC in their sole judgment.

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “LBZZ.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common

186

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $  . We have agreed to reimburse the underwriters for certain of their expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $  .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include lending, sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

187

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

European Economic Area

In relation to each Member State of the European Economic Area, or each, a Relevant Member State, an offer to the public of any shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the EU Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the joint book-running managers for any such offer; or

•	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares of common stock shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the joint book-running managers of such fact in writing may, with the prior consent of the joint book-running managers, be permitted to acquire shares of common stock in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the joint book-running managers for any such offer; or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, or as amended, FSMA,

188

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

provided that no such offer of shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the joint book-running managers has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the joint book-running managers of such fact in writing may, with the prior consent of the joint book-running managers, be permitted to acquire shares of common stock in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (2) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or all such persons falling within (1)-(3) together being referred to as relevant persons. The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

189

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

190

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM resolution no 160, dated 13 July 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. the securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. the trading of these securities on regulated securities markets in Brazil is prohibited.

191

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Lendbuzz Inc. and the selling stockholders by Davis Polk & Wardwell LLP. Skadden, Arps, Slate, Meagher & Flom LLP is representing the underwriters.

EXPERTS

The consolidated financial statements of Lendbuzz Inc. as of December 31, 2023 and 2024, and for each of the three years in the period ended December 31, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at www.lendbuzz.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

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LENDBUZZ INC

F-1

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Lendbuzz Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lendbuzz Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-2

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Current Expected Credit Losses – Consumer Auto Loans– Refer to Note 2 and 4 to the financial statements

Critical Audit Matter Description

The allowance for expected credit losses (“allowance”) related to consumer auto loans represents the Company’s current estimate of expected credit losses over the contractual terms of its loans held for investment. The Company measures the allowance through consideration of past events, including historical experience, current conditions, and reasonable and supportable forecasts. When developing an estimate of expected credit losses related to consumer auto loans, the Company uses both quantitative and qualitative methods in considering available information relevant to assessing collectability. The allowance for expected credit losses was $46.2 million as of December 31, 2024, of which $45.2 million pertained to consumer auto loans.

Given the size of the consumer auto loan portfolio and the subjective nature of estimating the allowance, performing audit procedures to evaluate the reasonableness of the allowance related to consumer auto loans required a high degree of auditor judgment and an increased extent of audit effort, including the use of credit specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the allowance for expected credit losses related to consumer auto loans included the following, among others:

•

We evaluated the reasonableness of the methodology of aggregating the loan data and charge-off data established by the Company and its appropriateness in supporting the Company’s estimate. Furthermore, we tested the underlying loan and charge-off data utilized in the model for completeness and accuracy.

•

We involved our credit specialists to assist us in evaluating the reasonableness of the model utilized by the Company in estimating the expected credit losses, including the model methodology, key assumptions, model performance, model accuracy, and the use of qualitative adjustments.

•	We assessed the reasonableness of qualitative adjustments as considered by the Company based on market conditions and significant assumptions.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
March 5, 2025
We have served as the Company’s auditor since 2022.

F-3

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC

CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts)

	December 31,
	2023	2024
Assets
Cash and cash equivalents	$31,498	$39,350
Restricted cash	55,768	86,365
Loans receivable	1,102,632	1,499,878
Allowance for expected credit losses	(32,669)	(46,234)

Loans receivable, net	1,069,963	1,453,644
Servicing assets, net	9,590	28,924
Property, equipment, and software, net	7,349	11,848
Deferred tax asset	19,371	26,212
Other assets	14,066	25,480

Total assets	$1,207,605	$1,671,823

Liabilities
Secured financing, net	423,427	484,870
Term credit facility, net	96,137	118,641
Asset-backed term debt, net	454,076	774,863
Accrued expenses, accounts payable, and other liabilities	31,745	61,088

Total liabilities	$1,005,385	$1,439,462

Commitments and contingencies (Note 9)
Stockholders’ equity
Convertible preferred stock, $0.001 par value: 45,769,350 shares authorized and 44,885,050 shares outstanding at December 31, 2024 and December 31, 2023
Series A aggregate liquidation value of $4,192	$6	$6
Series A-1 aggregate liquidation value of $1,153	5	5
Series A-2 aggregate liquidation value of $154	—	—
Series A-3 aggregate liquidation value of $307	1	1
Series B convertible aggregate liquidation value of $13,793	11	11
Series B-1 aggregate liquidation value of $2,500	3	3
Series C aggregate liquidation value of $25,027	7	7
Series C-2 aggregate liquidation value of $49,706	6	6
Series C-2A aggregate liquidation value of $5,039	1	1
Series D aggregate liquidation value of $42,796	3	3
Series D-A aggregate liquidation value of $5,267	—	—
Series D-1 aggregate liquidation value of $25,482	2	2
Series D-1A aggregate liquidation value of $1,728	—	—
Common stock, $0.001 par value: 66,634,050 shares authorized as of December 31, 2024 and December 31, 2023 and 13,683,080 and 11,353,580 outstanding at December 31, 2024 and December 31, 2023, respectively	11	14
Additional paid-in-capital	183,368	189,219
Retained earnings	18,770	41,581
Accumulated other comprehensive income	26	1,502

Total stockholders’ equity	$202,220	$232,361

Total liabilities and stockholders’ equity	$1,207,605	$1,671,823

See accompanying notes to the consolidated financial statements

F-4

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC

CONSOLIDATED BALANCE SHEET, CONT.

(In thousands, except share amounts)

The following table presents the assets and liabilities of consolidated variable interest entities (“VIEs”), which are included in the consolidated balance sheets above. The assets in the table below may only be used to settle obligations of consolidated VIEs and are in excess of those obligations. The liabilities in the table below include liabilities for which creditors do not have recourse to the general credit of the Company. Additionally, the assets and liabilities in the table below exclude intercompany balances that eliminate upon consolidation.

	December 31,
	2023	2024
Assets of consolidated VIEs, included in total assets above
Restricted cash	$53,111	$79,971
Loans receivable	1,096,556	1,508,134
Allowance for expected credit losses	(30,004)	(42,599)

Loans receivable, net	1,066,552	1,465,535
Other Assets	25	70

Total assets of consolidated VIEs	$1,119,688	$1,545,576

Liabilities of consolidated VIEs, included in total liabilities above
Secured financing, net	410,444	393,356
Term credit facility, net	96,137	118,641
Asset-backed term debt, net	454,076	774,863
Accrued expenses, accounts payable, and other liabilities	49	67

Total liabilities of consolidated VIEs	$960,706	$1,286,927

Total net assets of consolidated VIEs	$158,982	$258,649

See accompanying notes to the consolidated financial statements

F-5

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2022	2023	2024
Revenue:
Interest and fee income, net	$78,857	$142,224	$226,269
Ancillary product revenue, net	14,301	15,590	17,531
Gain on sale of loans, net	7,419	14,363	31,302
Servicing income, net	683	3,176	6,422

Total revenue, net	$101,260	$175,353	$281,524

Operating expenses
Provision for expected credit losses	16,512	30,358	51,505
Funding costs	23,871	59,029	93,780
Processing and servicing	10,015	17,826	35,346
Product development, technology and data science	6,240	10,950	15,624
Selling and marketing costs	10,331	17,156	21,428
General, administrative, and other	15,362	22,719	29,966

Total operating expenses	82,331	158,038	247,649

Net income before taxes	18,929	17,315	33,875
Provision for income taxes	3,883	6,157	11,064

Net income	$15,046	$11,158	$22,811

Unrealized securities holding gains	1	83	1,460
Foreign currency translation adjustments	—	(82)	16

Other comprehensive income	1	1	1,476

Comprehensive income	$15,047	$11,159	$24,287

Per share data
Net income per share attributable to common stockholders
Basic	$0.28	$0.20	$0.39
Diluted	$0.27	$0.19	$0.37
Weighted average common and participating preferred shares outstanding, and participating warrants
Basic	53,220,620	56,788,900	58,610,479
Diluted	55,904,480	59,643,210	61,955,101

See accompanying notes to condensed consolidated financial statements

F-6

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Common Shares		Redeemable Convertible Preferred Shares		Additional Paid-in-Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	$	Shares	$
Balance at January 1, 2022	10,403,910	$10	39,227,940	$40	$101,203	$(7,434)	$24	$93,843
Issuance of preferred series D/D-A shares	—	—	3,374,720	3	47,972	—	—	47,975
Stock-based compensation	—	—	—	—	886	—	—	886
Exercise of preferred warrant shares	—	—	226,430	—	220	—	—	220
Exercise of employee stock options	196,440	1	—	—	103	—	—	104
Foreign currency translation adjustments	—	—	—	—	—	—	—	—
Unrealized securities holding gains (losses)	—	—	—	—	—	—	1	1
Net income	—	—	—	—	—	15,046	—	15,046

Balance at December 31, 2022	10,600,350	$11	42,829,090	$43	$150,384	$7,612	$25	$158,075

Balance at January 1, 2023	10,600,350	11	42,829,090	43	150,384	7,612	25	158,075
Issuance of preferred series D-1/D-1A shares	—	—	1,634,110	2	27,126	—	—	27,128
Stock-based compensation	—	—	—	—	4,990	—	—	4,990
Exercise of preferred warrant shares	—	—	421,850	—	402	—	—	402
Exercise of employee stock options	753,230	—	—	—	466	—	—	466
Foreign currency translation adjustments	—	—	—	—	—	—	(82)	(82)
Unrealized securities holding gains (losses)	—	—	—	—	—	—	83	83
Net income	—	—	—	—	—	11,158	—	11,158

Balance at December 31, 2023	11,353,580	$11	44,885,050	$45	$183,368	$18,770	$26	$202,220

Balance at January 1, 2024	11,353,580	11	44,885,050	45	183,368	18,770	26	202,220
Stock-based compensation	—	—	—	—	5,290	—	—	5,290
Exercise of common warrant shares	1,981,340	2	—	—	(1)	—	—	1
Exercise of employee stock options	303,160	1	—	—	562	—	—	563
Issuance of restricted stock units	45,000	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	16	16
Unrealized securities holding gains (losses)	—	—	—	—	—	—	1,460	1,460
Net income	—	—	—	—	—	22,811	—	22,811

Balance at December 31, 2024	13,683,080	$14	44,885,050	$45	$189,219	$41,581	$1,502	$232,361

F-7

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2022	2023	2024
Net income	$15,046	$11,158	$22,811
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for expected credit losses	16,512	30,358	51,505
Depreciation and amortization	1,818	3,224	5,203
Stock-based compensation	886	4,990	5,290
Deferred tax provision, net	(5,503)	(5,290)	378
Amortization of debt issuance costs	4,600	4,926	7,763
Changes in assets and liabilities:
Interest receivable	(3,126)	(4,189)	(5,220)
Deferred commission expense	(1,559)	(2,345)	(3,701)
Servicing assets	(2,956)	(6,634)	(19,334)
Deferred origination fees	10,627	10,321	4,258
Other assets	(948)	(3,472)	(3,563)
Accrued expenses, accounts payable and other liabilities	9,173	14,395	15,408

Net cash provided by operating activities	44,570	57,442	80,798

Cash flows from investing activities:
Cash paid for acquisition	(3,628)	—	—
Origination of consumer loan receivables	(733,064)	(1,112,911)	(1,536,134)
Origination of floorplan receivables	(67,072)	(105,404)	(111,463)
Principal collected on consumer loan receivables	211,732	308,651	462,748
Principal collected on floorplan receivables	64,108	97,949	105,871
Principal proceeds from loan sales	157,271	413,227	645,726
Principal collections on debt securities	—	1,469	2,727
Capital expenditures and capitalized software	(4,151)	(5,823)	(9,702)

Net cash used in investing activities	(374,804)	(402,842)	(440,227)

Cash flows from financing activities:
Proceeds from secured financing	514,600	951,488	1,514,471
Repayment of secured financing	(389,562)	(796,963)	(1,451,137)
Proceeds from term debt	150,000	—	85,986
Repayment of term debt facility	(10,984)	(43,383)	(63,489)
Proceeds from asset-backed term debt	198,064	388,245	644,788
Repayment of asset-backed term debt	(136,531)	(177,420)	(319,828)
Proceeds from issuance of preferred stock, net of issuance costs	47,975	27,129	—
Payments of debt issuance costs	(5,930)	(8,819)	(13,493)
Exercise of options and warrants	324	868	564

Net cash provided by financing activities	367,956	341,145	(397,862)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	(83)	16
Net increase (decrease) in cash, cash equivalents, and restricted cash	37,722	(4,338)	38,449
Cash, cash equivalents, and restricted cash at the beginning of the period	53,882	91,604	87,266

Cash, cash equivalents, and restricted cash at the end of the period	$91,604	$87,266	$125,715
Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$56,982	$31,498	$39,350
Restricted cash	34,622	55,768	86,365

Total cash, cash equivalents, and restricted cash	$91,604	$87,266	$125,715
Supplemental cash flow information:
Cash paid during the period for interest	17,108	52,215	84,324
Cash paid during the period for taxes	12,531	11,637	11,703
Right of use assets obtained in exchange for operating lease liabilities	701	406	7,797
Debt securities retained in loan sales	—	(8,958)	2,726

See accompanying notes to the consolidated financial statements

F-8

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE BUSINESS

Founded in 2015, Lendbuzz Inc. (the “Company” or “Lendbuzz”) is a financial technology company that utilizes artificial intelligence, or AI, and machine learning algorithms to better assess consumer credit risk and expand access to credit. Lendbuzz seamlessly processes large sets of data through advanced computational approaches to more accurately predict a consumer’s creditworthiness. The Company benefits both consumers through expanded access to credit and auto dealerships through increased vehicle sales.

Lendbuzz originates loans directly under its lending licenses or pursuant to applicable exemptions across various states in the United States. Lendbuzz services all of the loans that it originates.

Lendbuzz, and its wholly-owned subsidiaries of Lendbuzz Funding LLC, Lendbuzz Floorplan, and Lendbuzz Ltd, operate in the United States and are headquartered in Boston, Massachusetts. The Company also has offices in New York, New York; Orlando, Florida; Ft. Lauderdale, Florida; Pasadena, California; Ipswich, Massachusetts; and Tel Aviv, Israel.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation – The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company, its wholly-owned subsidiaries, and consolidated variable interest entities (“VIEs”). Other entities in which we have invested and have the ability to exercise significant influence over operating and financial policies of the investee, but upon which we do not possess control, are accounted for using the equity method of accounting within the financial statements and are therefore not consolidated. All intercompany accounts and transactions have been eliminated. The Company’s functional and reporting currency is the U.S. dollar.

Use of Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. The most significant estimates relate to the valuation of the Company’s servicing assets, the selection of useful lives of property and equipment, capitalization of internally developed software and associated useful lives, expected credit losses, and the determination of fair value of the Company’s stock option and RSU grants. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Business Combinations – The company uses the acquisition method of accounting for business combination transactions pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), and, accordingly, recognizes the fair values of assets acquired and liabilities assumed in our consolidated financial statements. Transaction costs related to the acquisition of the acquired company are expensed as incurred. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The Company’s consolidated financial statements include the results of operations of any acquired company since the acquisition date.

On March 23, 2022, Lendbuzz acquired substantially all of the assets, net of liabilities, of Shamrock Finance, LLC (“Shamrock”), a floorplan lending company, at a purchase price of $3.4 million. The acquisition

F-9

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was accounted for as an asset acquisition in accordance with ASC 805, as the assets acquired did not meet the definition of a business. Shamrock was acquired out of bankruptcy and as such, the book value of the assets purchased exceeded the fair value, which was determined to be the purchase price. The Company recorded the assets on its consolidated balance sheets at their fair value. Any collections on the assets that exceeded the initial fair value were recorded into interest income and fee revenue, net on the consolidated statement of operations. The Company did not record any intangible assets related to this asset acquisition. During the year ended December 31, 2022, the Company recorded $0.2 million in acquisition-related costs and did not incur any acquisition-related costs during the years ended December 31, 2023 and 2024.

Stock Split – On August 12, 2024, the Company performed a ten-for-one stock split for all classes of stock and a proportionate increase in the number of authorized shares. All share and per share information, including share based compensation, within the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split. The shares of common stock retain a par value of $0.001 per share. Accordingly, an amount equal to the par value of the increased shares resulting from the stock split was reclassified from capital in excess of par value to common stock.

Variable Interest Entities – A legal entity is considered a VIE if it has either i) a total equity investment that is insufficient to finance its operations without additional subordinated financial support or ii) whose equity holders lack the characteristics of a controlling financial interest. The Company enters into arrangements in which it originates loans, establishes a special purpose vehicle (“SPV”), and transfers loans to the SPV. The Company retains the servicing rights of those loans and holds additional interests in the SPV. If the SPV meets the definition of a VIE, Lendbuzz assesses whether it is the primary beneficiary of the VIE, such that Lendbuzz must consolidate the VIE on its consolidated balance sheets. The Company determines it is the primary beneficiary if it has the power to direct activities that most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits of the VIE that could be potentially significant to the VIE. The Company assesses whether or not it is the primary beneficiary of a VIE on an ongoing basis. Refer to Note 5 - “Debt Financing” for more details regarding Lendbuzz’s consolidated VIEs.

Cash and Cash Equivalents – The Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents including money market funds. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2023 and 2024, cash consists primarily of checking and savings deposits. The Company’s cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Cash and cash equivalents consist of the following:

	December 31,
(In thousands)	2023	2024
Cash and cash equivalents
Cash	$8,515	$11,580
Money market funds	22,983	27,770

Total cash and cash equivalents	$31,498	$39,350

Restricted Cash – Restricted cash consists primarily of: (i) servicing funds held in accounts contractually restricted by agreements with warehouse credit facilities, term credit facilities, securitization trusts, and loan sale arrangements; (ii) funds held in a reserve account as collateral for the securitization trusts; (iii) funds held in accounts as collateral for the automated clearing house payment processing services; and (iv) a deposit restricted by standby letters of credit for office lease. The Company has no ability to draw on such funds as long as they remain restricted under the applicable agreements.

F-10

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation Adjustments – The Company’s reporting currency is the U.S. dollar (“USD”). The functional currency of the Company’s foreign subsidiary is the local currency (Israeli New Shekel), as it is the monetary unit of account of the principal economic environment in which the Company’s foreign subsidiary operates. The Company revalues assets, liabilities, income and expense denominated in non-United States currencies into USD using applicable exchange rates. For foreign subsidiaries in which the functional currency is the subsidiary’s local currency, gains and losses relating to foreign currency translation adjustments are included in accumulated other comprehensive income (loss) in our consolidated balance sheets. USD, gains and losses relating to foreign currency transaction adjustments are included within earnings in the consolidated statements of operations and comprehensive income.

Loans Receivable – The Company’s loans receivable are primarily consumer auto loans directly originated by the Company and underwritten using the Company’s technology platform. Additionally, Lendbuzz provides working capital loans to dealerships (“floorplan” loans) that it partners with to originate consumer auto loans.

Lendbuzz classifies loans as held for investment or held for sale. Loans that the Company has the ability and intent to hold for the foreseeable future or until maturity or payoff are classified as held for investment. Loans that the Company intends to sell or for which it does not have the ability or intent to hold for the foreseeable future are classified as held for sale. The accounting and measurement framework for loans differs depending on the loan classification. The presentation within the consolidated statements of cash flows is based on management’s intent at origination.

Cash flows related to loans that are originated with the intent to hold for investment are included in cash flows from investing activities in the consolidated statements of cash flows. Cash flows related to loans that are originated with the intent to sell are included in cash flows from operating activities on the consolidated statements of cash flows.

Lendbuzz carries loans receivables classified as held for investment at amortized cost, which is reduced by a valuation allowance for credit losses estimated as of the balance sheet date. Loans classified as held for sale are recorded at the lower of amortized cost or fair value. Amortized cost includes deferred origination fees and deferred loan origination costs.

Each reporting period management makes a determination of what the probability that any individual loan or group of loans originated during the period will be held for the foreseeable future based on historical receivable sale experience, internal forecasts and budgets, liquidity and funding needs, as well as other relevant, reliable information available through the date of evaluation. Consistent with our budgeting and forecasting period, we define foreseeable future to mean 12 months. The determination of intent and ability for the foreseeable future is highly judgmental and requires management to make good faith estimates based on all information available at the time. Once a decision has been made to sell specific receivables not previously classified as held-for-sale (HFS), such receivables are transferred into the held-for-sale classification and carried at the lower of cost or fair value. We classify receivables on either a loan-by-loan basis or on a group level when a clear estimate can be made regarding a specific amount of loans. To-date we have not been able to make a clear estimate in any individual reporting period, and as such, loans receivables have only been classified on a loan-by-loan basis. Specific receivables included in off-balance sheet securitizations or whole-loan sale transactions are generally not identified until the process for the transaction begins. For off-balance sheet securitizations, that is typically 60 to 90 days before the transaction closes and for whole loan sales, that is typically within the month in which the sale occurs.

As of the years ended December 31, 2023 and 2024, Lendbuzz had classified all loans held on balance sheet as held for investment.

F-11

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consumer Auto Loans

Consumer auto loans are directly originated by the Company and underwritten using the Company’s technology platform. Lendbuzz utilizes alternative data and machine-learning algorithms to assess its customer’s credit risk.

The customer experience begins within an auto dealership at the point of sale. The dealership will submit a credit application through Lendbuzz’s custom developed dealership portal or through an integration Lendbuzz built for Dealertrack© or RouteOne®. The application will include credit bureau information, stated income from the customer, and vehicle information automatically pulled from an integration with Manheim, CARFAX®, and NADA based on the vehicle identification number from the dealership.

If the credit application is pre-approved, the dealership is alerted through the portal, Dealertrack© or RouteOne®, as appropriate, with loan terms. Simultaneously, the customer receives a text and or e-mail with a link to connect their bank account, via third-party integrations. All pre-approvals are conditional, with final approval requiring bank transaction data, income verification, and identity verification. Once a customer has linked a bank account or uploaded bank statements, Lendbuzz’s system will run its custom developed machine learning algorithm (“AIRA®”). To be approved, a customer must: (i) pass a credit score cutoff, (ii) have their income verified, (iii) have their identity verified, and (iv) pass a fraud screen.

For legal purposes, a consumer loan is considered to have been originated after the following has occurred:

•	The consumer’s loan has been approved and both the consumer and Lendbuzz have signed a consumer loan contract; and

•	Lendbuzz has received the required supporting documentation

For accounting and financial reporting purposes, a consumer loan is considered to have been originated after the following has occurred:

•	The consumer loan has been legally originated

•	Lendbuzz has made a funding decision and generally has provided funding to the dealership

Lendbuzz’s consumer auto loans have a variety of lending terms and maturities. All consumer auto loans have similar risk characteristics in relation to the categorization of borrowers, type of financing receivable, industry sector and type of collateral. The consumer loans are only originated by dealerships located within the United States.

Floorplan Loans

Lendbuzz provides multiple financing solutions to dealerships including term loans and lines of credit. Term loans, which are fully secured by all asset liens, are provided for working capital and for store acquisition, and may be senior or subordinated. Working capital lines of credit are collateralized by vehicles owned by the dealerships. Typically, dealerships can borrow the lesser of their line of credit or the collateral value of the vehicles they currently own. However, from time to time, on an exception basis to foster relationships with our dealerships, Lendbuzz will allow dealerships to borrow an amount greater than their approved line of credit. The working capital lines of credit and the dealership loans are collectively referred to as “floorplan” loans.

Allowance for Expected Credit Losses – Lendbuzz maintains an allowance for expected credit losses (“allowance”) that represents management’s current estimate of expected credit losses over the contractual terms

F-12

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of its loans held for investment. The Company measures the allowance on a monthly basis through consideration of past events, including historical experience, current conditions and reasonable and supportable forecasts. Lendbuzz measures current expected loan losses over the contractual terms of its loans. The contractual terms are adjusted for expected prepayments but are not extended for renewals or extensions.

Lendbuzz aggregates loans into quarterly origination pools for purposes of measuring expected credit losses. Expected credit losses incorporate the fair value of the underlying vehicles collateralizing the consumer auto loans. Charge-offs of uncollectible amounts result in a reduction to the allowance and recoveries of previously charged off amounts result in an increase to the allowance. When developing an estimate of expected credit losses, the Company uses both quantitative and qualitative methods in considering all available information relevant to assessing collectability. This may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. Significant judgment is applied to the development and duration of reasonable and supportable forecasts used in the Company’s estimation of lifetime losses. Lendbuzz estimates expected credit losses over the duration of those forecasts and then reverts, on a rational and systematic basis, to historical losses at each relevant loss component of the estimate. Expected losses for contractual terms extending beyond the reasonable and supportable forecast and reversion periods are based on those historical losses. Management will consider and may qualitatively adjust for conditions, changes and trends in loan portfolios that may not be captured in modeled results. These adjustments are referred to as qualitative factors and represent management’s judgment of the imprecision and risks inherent in the processes and assumptions used in establishing the allowance for expected credit losses. Management’s judgment may involve an assessment of current and forward-looking conditions including but not limited to changes in lending policies and procedures, nature and volume of the portfolio, external factors, and uncertainty as it relates to economic, model or forecast risks, where not already captured in the modeled results.

The allowance for expected credit losses was $32.7 million and $46.2 million at December 31, 2023 and 2024, respectively.

Property, Equipment, and Software, Net – Property, equipment and software consist of computer and office equipment, leasehold improvements, capitalized internal-use software and website development costs. Property, equipment, and software is stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are recognized using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Useful lives (years)
Computers	5
Furniture and office equipment	7
Leasehold improvements	5
Software assets	3

The Company capitalized the costs of developing the software applications used in the Company’s lending services. The Company capitalizes costs to develop internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software or website will function and be used as intended. Capitalized internal-use software costs primarily include salaries and payroll-related costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to external consultants.

Property, equipment and software is tested for impairment when there is an indication that the carrying value of an asset group may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying values. When an asset is determined not

F-13

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to be recoverable, the impairment is measured based on the excess, if any, of the carrying value of the asset over its respective fair value and recorded in the period the determination is made.

Employee Related Obligations – The Company sponsors a 401(k) retirement plan in which all of the Company’s full-time employees are eligible to participate. The Company offers matching contributions to the 401(k) program based upon each enrolled employee’s eligible annual gross pay. The matching contribution rate is equal to 100% of the first 3% of a participant’s contribution and an additional 50% of the next 2% of a participant’s contribution, for a maximum matching contribution of 4% of each participant’s eligible annual gross pay. During 2022, 2023 and 2024, employees were limited to contributions, and additional “catch-up” contributions for employees age 50 and older, in line with maximum annual employee contribution amounts set by the Internal Revenue Service. For the years ended December 31, 2022, 2023 and 2024, the Company recognized compensation expenses due to the 401(k) program of $0.5 million, $0.7 million and $0.8 million, respectively.

Debt and Deferred Debt Issuance Costs – Lendbuzz borrows from various financial institutions and fixed income investors to finance its lending activities. Direct costs incurred in connection with financing, such as banker fees, origination fees, warrants issued to lenders, and legal fees, are classified as deferred debt issuance costs. These costs are capitalized and reported as a direct deduction from the carrying amount of the debt balance. Any difference between the stated principal amount of debt and the amount of cash proceeds received, net of debt issuance costs, is presented as a discount or premium. The capitalized debt issuance costs and the original issue discount/premium are amortized into interest expense over the estimated life of the related financing agreement. Remaining unamortized fees are expensed immediately upon early extinguishment of the debt. In a debt modification, the initial issuance costs and any additional fees incurred as a result of the modification would be deferred over the term of the modified agreement. The amortization of deferred debt issuance costs is recorded as non-cash interest expense and presented as funding costs in the consolidated statements of operations.

Interest and Fee Income, net – Interest income and fees on loans receivable are generally recognized in the financial statements at the effective yield but are billed to the customers based on the contractual provisions of the underlying arrangements. Loan origination fees, costs, premiums and discounts on loans held for investment are deferred and amortized into interest income as yield adjustments over the contractual life and/or commitment period using the effective interest method. Costs deferred include, among other things, incentives paid to our network of auto dealerships for loan referrals. Additionally, the Company recognizes certain fees into income upon occurrence. These fees include late fees charged to borrowers if a scheduled installment payment becomes delinquent, as well as credit card processing fees.

Interest income accrued, but not collected for loans that are charged off or those otherwise deemed not fully collectible, is reversed. Generally, loans that have not been charged-off but have otherwise been deemed not fully collectible are placed on non-accrual status. If the borrower brings the loan back current, or the loan is otherwise deemed fully collectible, the loan is returned to accrual status. The interest income and other fees on charged-off loans or those otherwise on non-accrual status are accounted for using the cash-basis or cost recovery method.

Revenue Recognition – Lendbuzz recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the Company satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time. Judgments are made in the recognition of income including the timing of satisfaction of performance obligations and determination of the transaction price. The allocation of the transaction price for the ancillary products listed below are based on the relative stand-alone pricing of each performance obligation and for each ancillary product offering is distinct and separate.

F-14

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ancillary Product Revenue, net - Ancillary product revenue, net consists primarily of the sale of global positioning systems (“GPS”) units and the resale of a third-party insurance product, guaranteed asset protection (“GAP”) waivers. It also includes an insignificant amount of revenues resulting from the sale of warranty service contracts by dealerships with which Lendbuzz is a partner. Collectively, these revenue streams are referred to as “ancillary products”.

The Company sells GPS units to its customers. Most Lendbuzz customers are required to purchase a GPS, which are installed by the dealerships at the time of purchase. This device allows the vehicle to be tracked via GPS systems. The price of the GPS unit is incorporated into the loan amount at the time of loan origination. As the Company acts as a principal in the transaction, without any future performance obligations, it recognizes revenue and expense, on a gross basis, at the point in time of the installation of the GPS unit and control of the GPS unit transfers to the customer.

GAP waivers are an insurance product which provides the customer protection, by paying the difference between the loan balance and the amount covered by the customer’s primary insurance policy, in the event of a total loss of the vehicle due to severe damage or theft. The Company acts as an agent for this transaction and arranges for the customer at the time of loan origination to enter into a contract with a third-party for the GAP waiver contract. The Company completes its performance obligation under this arrangement at the point in time it facilitates the contract between the customer and the third-party insurer and records revenue, on a net basis, at that time.

Transfers of Financial Assets – We account for loan sales in accordance with ASC 860, Transfers and Servicing (“ASC 860”) which states that a transfer of financial assets, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale if all of the following conditions are met:

a.	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;

b.	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

c.	The transferor does not maintain effective control of the transferred assets.

For the years ended December 31, 2023 and 2024, all loan sales met the requirements for sale treatment in accordance with ASC 860. The Company recognizes a gain or loss on sale of such loans as the difference between the proceeds received, adjusted for initial recognition of servicing assets and liabilities obtained at the date of sale, and the carrying value of the loan. The gain or loss on sale of such loans is presented in Total revenue, net on the consolidated statements of operations.

Upon the sale of a loan to a third-party loan buyer or unconsolidated securitization in which we retain servicing rights, we may recognize a servicing asset or liability. Receiving more than adequate compensation, as defined by ASC 860, for servicing those loans, results in recognition of a servicing asset. Receiving less than adequate compensation results in a servicing liability. Servicing assets and liabilities are recorded at fair value and are presented as servicing assets, net on the consolidated balance sheets. The recognition of a servicing assets results in a corresponding increase to the gain on sales of loans, net. The recognition of a servicing liability results in a corresponding decrease to gain on sales of loans, net. The servicing assets are marked to fair value each period, with the subsequent adjustment recognized in servicing income. The subsequent measurement includes changes in inputs or assumptions used in the valuation model.

The Company records debt securities related to the residual certificates retained as a result of the Company’s transfer of financial assets. These investment securities are recorded as available-for-sale and

F-15

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reflected within other assets on the Company’s consolidated balance sheets. Available-for-sale debt securities are reflected in the consolidated balance sheets at fair value and any unrealized changes to the fair value are recorded within accumulated other comprehensive income on the consolidated balance sheets. Accrued interest on available-for-sale debt securities is recorded within other assets on the consolidated balance sheets. As of December 31, 2023 and 2024, the Company recorded $7.5 million and $7.6 million of available-for-sale debt securities, respectively, and $1.4 million and $35 thousand of accrued interest related to the available-for-sale debt securities, respectively.

Available-for-sale debt securities are considered impaired if the fair value of the investment is less than its amortized cost. If it is more likely than not that the Company will have to sell the security before recovery of its amortized cost basis, the security is written down to its fair value and the difference is recognized in operating income.

Realized gains and losses on available-for sale debt securities are recorded within gain on sale of loans, net on the consolidated statements of operations.

Equity-Method Investments - The Company’s equity-method investments include equity investments related to dealerships in which the Company holds a minority share. These investments are included within other assets on the Consolidated Balance Sheet.

Servicing Income, Net – Servicing income, net includes contractual fees specified in the Company’s servicing agreements with third-party loan owners and unconsolidated securitizations that are earned from providing professional services to manage loan portfolios on their behalf. The servicing income is calculated on a daily basis by multiplying a set fee percentage (as outlined in the executed agreements with third-party loan owners) by the outstanding loan principal balance. Servicing income, net also includes changes in fair value to servicing assets recognized as part of loan sales. The Company recognizes this revenue over its performance period.

Product Development, Technology and Data Science Costs – Product development, technology and data science costs consist of compensation, employee benefits and stock-based compensation of personnel. Additionally, product development, technology and data science costs represent those expenses related to maintaining and updating the technological infrastructure of Lendbuzz, including costs related to cloud-based technology.

Selling and Marketing Costs – Selling and marketing costs consist of compensation, employee benefits and stock-based compensation of sales and marketing employees, as well as commissions, travel, trade show sponsorships and events, conferences, and Internet advertising costs. Fees and bonuses paid to third parties, merchants and dealerships that are not directly attributable to loan origination for new customer referrals are included in sales and marketing.

Processing and Servicing Costs – Processing and servicing expenses are costs which relate to the processing and servicing of the loan and its underlying documentation. These costs include compensation, employee benefits, stock-based compensation and fees paid to third parties for processing of borrower and automobile documentation during the loan origination process, expenses incurred for collections of overdue loans, repossession of automobiles as required, and any related legal expense incurred. These costs also include GPS units purchased by the company, sold to the customer and installed by the dealership.

Segment Reporting – The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting”, as components of a business for which discrete financial information is available and is

F-16

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance.

The Company defines the term CODM to collectively be its chief executive officer. The Company is a financial technology company with subsidiaries engaging in the business of auto lending and activities closely related to auto lending. The Company’s auto lending business contributes to substantially all of its total revenue and pre-tax income. The CODM reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company has determined that it operates in a single operating segment and, therefore, one reportable segment. Refer to Note 15 - “Segment Information” for additional information.

The company’s total revenue is attributed to the United States for the years ended December 31, 2022, 2023 and 2024. Substantially all of the Company’s total assets, including long-lived assets were located in the United States as of December 31, 2023 and 2024.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023 and 2024, respectively the company did not report a valuation allowance.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50%chance of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company accrues tax penalties and interest, if any, as incurred and recognizes them within provision for (benefit from) income taxes on the consolidated statements of income.

Contingent Liabilities – The Company accounts for its contingent liabilities in accordance with ASC Topic 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, when applicable, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Concentrations of Credit Risk – Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and revolving secured lines of credit. Lendbuzz holds cash and cash equivalents in accounts at regulated domestic financial institutions in amounts that exceed or may exceed FDIC insured amounts. Lendbuzz believes these institutions to be of acceptable credit quality and has not experienced any related losses to date. The revolving secured lines of credit received by Lendbuzz are from large money center banks.

Lendbuzz is exposed to credit risk on the loans originated by the Company. Lendbuzz performs an evaluation of each customer’s financial condition at the time of loan underwriting, in order to mitigate the risk of loan loss. The ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions.

F-17

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting for Stock-Based Compensation – The Company accounts for stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant. The Company has issued two types of equity-based payment awards to date, stock-options and restricted stock units (“RSUs”). The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of operations. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

Under ASC 718, the fair value of the Company’s stock-options is required to be determined using an option-pricing model. The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock-option compensation. Additionally, the Company applies ASC 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”), with respect to stock-options issued to non-employees. The fair value of these options is calculated using the Black-Scholes-Merton option pricing model as of the earlier of the date at which a commitment for performance by the non-employee to earn the equity instruments is reached, or the date at which the non-employee’s performance is complete.

Below are the assumptions included in the fair market value of options:

Expected term – Based on the “Simplified Method”, as allowed for companies that lack sufficient history in accordance with Staff Accounting Bulletin (“SAB”) No. 107 and SAB No. 110, Share-based Payments, which is the mid-point between the vesting date and the end of the option’s contractual term.

Expected volatility – Based on historical and implied volatility of other comparable publicly-traded companies whose stock or option prices are publicly available. Comparability is determined after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies.

Dividend yield – Assumed to be 0% as the Company has not historically paid dividends and has no foreseeable plans to issue dividends.

Risk-free interest rate – Based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted.

The fair value of each of the Company’s RSU awards is determined based on the current 409A valuation at the time of grant. The 409A is performed by external fair value specialists.

Stock-based compensation expense for both employees and nonemployees were $0.9 million, $5.0 million and $5.3 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Fair Value – Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Refer to Note 6 - “Fair Value Measurement” for additional information.

Leases – The Company’s real estate leases are accounted for using a right-of-use model, which recognizes that at the date of commencement, a lessee has a financial obligation to make lease payments to the lessor for the right to use the underlying asset during the lease term and recognizes a corresponding right-of-use asset related to this right. Some of the Company’s leases may include options to extend the term of the lease. When it is reasonably certain that the Company will exercise the option, the impact of the option will be included in the lease term for purposes of determining future lease payments. The Company made an accounting policy election

F-18

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to not recognize assets or liabilities for leases with a term of less than twelve months. Short-term lease payments are recognized on a straight-line basis. Certain of the Company’s lease agreements include variable rent payments, consisting primarily of rental payments adjusted periodically for inflation and amounts paid to the lessor based on cost or consumption, such as maintenance and utilities. These costs are recognized in the period in which the obligation is incurred. As the Company’s leases do not specify an implicit rate, the Company uses an incremental borrowing rate based on information available at the lease commencement date to determine the present value of the lease payments.

The Company evaluates right-of-use assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Additionally, the Company may choose to exit a lease prior to the end of the lease term. In circumstances when the Company has made the decision to exit the lease and does not have the ability and intent to sublease such exited facility, the Company adjusts the estimated useful life of the right-of-use asset so that it ends on the cease use date. The accelerated lease expense is recognized on a straight-line basis through the end of the useful life.

Accounting Pronouncements Not Yet Adopted by the Company

Income Taxes – In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Updates income tax disclosures related to the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. The amendments are effective for annual periods beginning after December 31, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis, however, retrospective application is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Expense Disaggregation Disclosures – In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU require a footnote disclosure that contains, in tabular presentation, a disaggregation of certain relevant expense captions on the face of the income statement. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied on a prospective basis, however, retrospective application is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

F-19

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - REVENUE

The table below displays the components of Total revenue, net for the periods presented:

	Year Ended December 31,
(In thousands)	2022	2023	2024
Consumer interest income and fees	$62,607	$113,882	$190,365
Loan origination fees	14,228	28,379	40,501
Direct origination costs	(2,447)	(5,282)	(9,869)
Floorplan interest income and fees	4,252	3,718	4,294
Other interest income and fees	217	1,527	978

Interest and fee income, net:	$78,857	$142,224	$226,269

GAP sales, net	$10,528	$10,476	$11,251
GPS sales	3,773	5,114	6,228
Other ancillary product revenue	$—	$—	$52

Ancillary product revenue, net	$14,301	$15,590	$17,531

Gain on sale	$3,806	$4,438	$4,530
Gain on sale due to servicing	3,613	9,925	26,772

Gain on sale of loans	$7,419	$14,363	$31,302

Servicing income earned	$1,341	$6,467	$13,860
Servicing rights fair value change	(658)	(3,291)	(7,438)

Servicing income, net	$683	$3,176	$6,422

Total revenue, net	$101,260	$175,353	$281,524

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

Loans receivable consisted of the following for the periods presented:

	December 31,
(In thousands)	2023	2024
Consumer auto loans	$1,050,601	$1,429,807
Floorplan loans	19,362	23,837

Total loans receivable, net	$1,069,963	$1,453,644

F-20

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consumer Auto Loans

Lendbuzz’s consumer auto loans have a variety of lending terms and maturities. The table below displays the breakout of the consumer auto loans receivable by annual percentage rate (“APR”) and original loan term:

	December 31,
(In thousands)	2023	2024
APR range
Less than 9%	$87,762	$70,385
9.0% - 11.9%	154,312	156,239
12.0% - 13.9%	108,761	150,316
14.0% - 15.9%	171,022	140,761
16.0% - 17.9%	374,034	449,674
18.0% - 19.9%	181,437	469,157
20.0%+	4,963	38,485

Original loan term
24 months	937	758
36 months	22,746	21,925
48 months	58,324	58,511
60 months	549,316	590,861
66 months	10,664	14,821
72 months	440,304	788,141

Consumer auto loans receivable consisted of the following for the periods presented:

	December 31,
(In thousands)	2023	2024
Unpaid principal balance	$1,098,330	$1,486,506
Accrued interest receivable	9,803	14,910
Deferred acquisition costs	5,464	9,165
Deferred loan origination fees	(31,306)	(35,564)
Allowance for expected credit losses	(31,690)	(45,210)

Total consumer auto loans receivable, net	$1,050,601	$1,429,807

Consumer Auto Loan Credit Quality – The Company closely monitors the credit quality of its loan receivables portfolio. The Company relies on AI Risk Analysis (“AIRA®”), a proprietary model utilizing custom developed artificial intelligence and machine learning algorithms, to evaluate credit risk. A consumer’s AIRA® score is based on a number of data points, including bank account information, credit bureau information, education information, employment information, and vehicle information and the Company uses this to determine the credit risk of a consumer and an application. The Company’s credit performance is driven by the effectiveness and accuracy of AIRA®, our underwriting processes, monitoring and collection efforts, the financial condition of our consumers and dealerships, asset values, our risk appetite, and various macroeconomic considerations.

While a consumer’s AIRA® score is based on a number of data points beyond just credit bureau data, it is ultimately a credit score that the Company uses in its underwriting and risk based pricing schema similarly to how traditional lenders use traditional credit bureau scores. Consumers who have the lowest AIRA® scores have the highest credit risk and consumers who have the highest scores have the lowest credit risk. AIRA® ranges

F-21

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

from 300 - 850, similar to traditional credit bureau scores, but the credit risk profile of a consumer with any particular AIRA® score is not the same as the credit risk profile of a consumer with the same numerical traditional credit bureau score. In addition to utilizing a consumer’s AIRA® score as part of the underwriting process and in the Company’s risk based pricing schema, AIRA® is also used for portfolio performance monitoring. The Company closely tracks the distribution of AIRA® at the portfolio level, as well as AIRA® at the individual loan level to monitor for signs of a changing credit profile within the portfolio. The table below displays the consumer auto loans receivable by AIRA® score band as of December 31, 2024 by year of loan origination (in thousands):

AIRA® Score Range	Prior	2021	2022	2023	2024	Total
300 to 385	$17	$1,669	$3,584	$8,112	$17,983	$31,365
386 to 450	156	4,376	15,318	38,903	96,105	154,858
451 to 575	637	12,319	44,598	120,423	247,242	425,219
576 to 699	805	12,579	48,056	124,396	236,357	422,193
700+	1,008	14,000	57,450	141,112	227,812	441,382

Total consumer auto loans receivable	$2,623	$44,943	$169,006	$432,946	$825,499	$1,475,017

Consumer auto loan receivables are charged-off if they reach 120 days past due (“DPD”). Lendbuzz typically begins repossession proceedings between 45 and 60 days past due. Charge-off amounts on loans that have the underlying vehicle repossessed and dispositioned prior to 120 days past due are net of the disposition amount, as repossession does not trigger a charge-off under Lendbuzz’s charge-off policy. The Company closely monitors economic conditions and loan performance trends to assess and manage the Company’s exposure to credit risk.

The table below displays the consumer auto loans receivable by delinquency status for the periods presented:

	December 31,
(In thousands)	2023	2024
Current	$1,046,728	$1,412,963
31-60 DPD	23,924	44,349
61-90 DPD	4,849	7,174
91+ DPD	6,790	10,531

Total consumer auto loans receivable	$1,082,291	$1,475,017

The table below displays the net charge-off amount for the year ended December 31, 2024, by origination vintage:

(In thousands)	Prior	2021	2022	2023	2024	Total
Gross charge-offs	$419	$5,630	$15,322	$29,582	$11,952	$62,905
Recoveries	422	3,518	9,062	13,145	2,945	29,092

Net charge-offs	$(3)	$2,112	$6,260	$16,437	$9,007	$33,813

Floorplan Loans

Lendbuzz provides working capital lines of credit collateralized by vehicles owned by the dealerships. Typically, dealerships can borrow the lesser of their line of credit or the collateral value of the vehicles they

F-22

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

currently own. However, from time to time, on an exception basis to foster relationships with our dealerships, Lendbuzz will allow dealerships to borrow an amount greater than their approved line of credit. The working capital lines of credit and the dealership loans are collectively referred to as “floorplan” loans. Floorplan loans consisted of the following for the periods presented:

	December 31,
(In thousands)	2023	2024
Aggregate floorplan credit lines	$34,384	$36,499
Unpaid principal balance	19,686	24,093
Accrued interest floorplan receivable	655	768
Allowance for expected credit losses	(979)	(1,024)

Total floorplan loans receivable, net	$19,362	$23,837

Floorplan Loan Credit Quality – Lendbuzz closely monitors the credit performance of its floorplan loans. Floorplan loans typically have durations that are less than 120 days. After 60 or 90 days, according to the dealer contract, dealers are periodically required to make curtailments as the loan ages. Due to the short-term nature of the loans in the portfolio, the Company monitors credit performance primarily by reviewing the age of the receivables in the floorplan portfolio. The table below displays these balances for the periods presented:

	December 31,
(In thousands)	2023	2024
Less than 60 Days	$10,107	$16,250
60 – 89 Days	4,012	3,080
90 – 119 Days	3,062	2,147
120+ Days	3,160	3,384

Floorplan loans receivable	$20,341	$24,861

As of December 31, 2023 and December 31, 2024, the Company had $0.7 million and $1.8 million of floorplan loans receivable outstanding past scheduled maturity that were authorized by management in accordance with the Company’s credit policy.

Allowance for Expected Credit Losses

The following table details activity in the allowance for expected credit losses for both consumer auto loans and floorplan loans (in thousands):

	December 31,
	2023	2024
Balance at beginning of period	$18,622	$32,669
Provision for credit losses	30,358	51,505
VSI utilization	(57)	(3,053)
Charge-offs	(33,654)	(64,189)
Recoveries of charged-off receivables	17,400	29,302

Balance at end of period	$32,669	$46,234

Dealership Agreements

As part of the loan origination process, Lendbuzz has negotiated recourse relationships with certain dealerships. Under a recourse relationship, the dealership agrees to pay a fixed reserve amount for each loan

F-23

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

originated, which Lendbuzz holds to reserve against future credit losses. When a loan defaults and the repossession and disposition of the vehicle is insufficient to cover the outstanding balance, Lendbuzz draws against the reserve to cover the remaining shortfall. Lendbuzz retains the reserve amount until the dealership agreement has been terminated and all loans originated under the dealership agreement have been paid in full. As of December 31, 2023 and 2024, Lendbuzz had dealership reserves of $15.7 million and $24.5 million, respectively on the consolidated balance sheet. The reserve amount is recorded within other liabilities on the consolidated balance sheet.

NOTE 5 - DEBT FINANCING

In the normal course of business, the Company enters into various types of transactions with entities that are considered to be VIEs. See Note 2 - “Summary of Significant Accounting Policies” for further information.

Secured Financing, Net

Warehouse Credit Facilities

Through bankruptcy remote SPVs, Lendbuzz entered into warehouse credit facilities with certain lenders to finance the origination of the Company’s loans. Each SPV entered into a credit and loan security agreement with a national banking association. Borrowings under these agreements are referred to as secured financing and the proceeds from the borrowings may only be used for the purposes of facilitating loan funding and origination, with advance rates generally ranging from 85% to 87% of the total collateralized balance. Borrowings under these facilities, unless terminated earlier, mature through September 2026. As these structures are bankruptcy remote SPVs, the creditors do not have recourse against the general credit of Lendbuzz. These facilities have a revolving borrowing period, followed by an amortization period. During the revolving borrowing period, the ability to continue to revolve is based on covenant compliance. During the amortization period, the facilities enter into rapid amortization, where all cash proceeds, after payment of debt service, are used to pay down the outstanding debt. As the facilities amortize under their rapid amortization features, Lendbuzz’s effective advance rate declines. To minimize the effect of the rapid amortization, once a facility has entered into its amortization period, Lendbuzz actively tries to incorporate the collateral within the facility into a new facility or new securitization in order to prepay the facility.

Borrowings under these warehouse credit facilities bear interest at an annual benchmark rate of SOFR or commercial paper, plus a spread. Interest is payable monthly. In addition, these agreements require payment of a monthly unused commitment fee on the undrawn portion available.

These agreements contain certain customary negative covenants and financial covenants including maintaining certain levels of liquidity, leverage, and tangible net worth. As of December 31, 2023 and 2024, Lendbuzz was in compliance with all applicable covenants in the agreements.

Corporate Financing

On March 31, 2023, the Company entered into a $20.0 million committed line of credit with a national banking association intended to be used for working capital and general corporate purposes. On June 3, 2024 the Company amended its corporate financing committed line of credit to increase its borrowing capacity from $20.0 million to $50.0 million and to extend its maturity date to May of 2026. The facility is secured by the assets of the Company’s standalone parent entity and its licensed loan originating entity Lendbuzz Funding, LLC. The facility has a revolving period of 24 months, and bears interest at a rate of the Secured Overnight Financing Rate (“SOFR”) + 4%. The facility also requires payments of an unused commitment fee on the undrawn portion

F-24

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

available. The agreement contains certain customary negative covenants and financial covenants including maintaining certain levels of liquidity and interest coverage. As of December 31, 2024, Lendbuzz was in compliance with all applicable covenants in the agreements.

Repurchase Agreements

On April 8, 2024, Lendbuzz entered into a Master Repurchase Agreement (the “Repo Agreement”) with one of its existing lenders, allowing it to borrow against certain of its retained bonds from its securitizations that have been pledged to the lender. The Company sold $47.2 million of its retained bonds from its securitizations for a purchase price of $32.0 million under the Repo Agreement. The agreement required repurchase of the bonds on July 17, 2024. The purchase price has been accounted for as debt and included within the Secured Financing, net financial statement line item due to the agreement’s mandatory repurchase obligation. Under the Repo Agreement, since the Company’s counterparty has purchased the collateral, they have the right to sell or repledge the collateral. The Repo Agreement allows for the simultaneous repurchase and resale of the bonds as of the maturity date, often referred to as “rolling the maturity.” On July 17, 2024, the Company rolled the maturity of the outstanding bonds to October 17, 2024. On October 17, 2024, the Company rolled the maturity of the outstanding bonds to January 17, 2025, and sold an additional $11.1 million of its retained bonds from its securitizations for a purchase price of $9.0 million. As of December 31, 2024, there had been a total of $58.3 million of bonds sold and $41.0 million borrowed under the Repo Agreement.

On January 7, 2025, the Company rolled the maturity of the bonds outstanding on December 31, 2024 to April 16, 2025. Subsequently, on February 13, 2025, the Company sold an additional $10.5 million of its retained bonds from its securitizations for a purchase price of $7.1 million, resulting in a total of $68.9 million of bonds sold and $48.1 million borrowed under the Repo Agreement. The bonds sold after December 31, 2024 require repurchase on May 13, 2025.

The table below displays the change in secured financing, net for the periods presented (in thousands):

	December 31,
	2023	2024
Aggregate revolving commitment amount	$852,500	$1,095,000
Bonds sold in mandatory repurchase agreement	—	58,299

Total aggregate revolving commitment amount and bonds sold in mandatory repurchase agreement	$852,500	$1,153,299

Principal opening balance	$270,376	$424,900
Repayments	(796,963)	(1,451,137)
Borrowings	951,487	1,514,471
Change in fair value	—	—

Principal closing balance	$424,900	$488,234

Accrued interest opening balance	$1,679	$3,114
Interest payments	(24,102)	(32,023)
Interest expense	25,537	32,242

Accrued interest closing balance	$3,114	$3,333

Deferred financing fees opening balance	$(2,720)	$(4,587)
Capitalizations	(3,549)	(4,649)
Amortizations	1,682	2,539

Deferred financing fees closing balance	$(4,587)	$(6,697)

F-25

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2023	2024
Secured financing, net opening balance	$269,335	$423,427
Secured financing, net closing balance	423,427	484,870

Term Credit Facility

During 2022, through an SPV, the Company entered into a term credit facility through a credit and loan security agreement with a national banking association. Borrowings under this facility are referred to as term financing and the proceeds from the borrowings may only be used to fund loans originated by the Company’s platform. The final maturity date of this facility will occur in April 2031. The initial advance rate on the facility is 87.5% of the total collateralized balance. The creditor does not have recourse against the general credit of Lendbuzz and the underlying collateral of the SPV may only be used to settle the obligations of the SPV. As the underlying collateral amortizes, the facility amortizes pro-rata, until the amount of over collateralization reaches a minimum amount. After reaching the minimum over collateralization, the facility amortizes sequentially, maintaining the minimum over collateralization. The facility includes customary collateral covenants, which would cause the facility to enter rapid amortization.

Borrowings under the term credit facility bear interest at commercial paper plus a spread. Interest is payable monthly. During the year ended December 31, 2024, the Company transferred $101.8 million of collateral into the facility and borrowed $86.0 million. During the year ended December 31, 2023, the Company paid down $43.4 million of the term credit facility. During the year ended December 31, 2024, the Company paid down $63.5 million.

The below table displays the change in the term credit facility for the periods presented (in thousands):

	December 31,
	2023	2024
Principal opening balance	$139,017	$95,633
Repayments	(43,384)	(63,489)
Borrowings	—	85,986

Principal closing balance	$95,633	$118,130

Accrued interest opening balance	$845	$659
Interest payments	(9,198)	(9,371)
Interest expense	9,012	9,434

Accrued interest closing balance	$659	$722

Deferred financing fees opening balance	$(775)	$(155)
Capitalizations	—	(300)
Amortizations	620	244

Deferred financing fees closing balance	$(155)	$(211)

Term credit facility, net opening balance	$139,087	$96,137
Term credit facility, net closing balance	96,137	118,641

Asset-Backed Term Debt, net (“Asset-Backed Securitizations” or “ABS”)

During 2021, Lendbuzz launched an asset-backed securitization program, where the Company sponsors and establishes trusts, deemed to be VIEs, to ultimately purchase loans originated by the Lendbuzz platform.

F-26

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities issued from Lendbuzz ABS are senior or subordinated, based on the waterfall criteria of loan payments to each security class. The subordinated residual interests issued from these transactions are first to absorb loan losses in accordance with the waterfall criteria. The maturity of the notes issued by these ABS various trusts occurs upon either the prepayment of the notes under permitted rights of the certificate holders or full payment of the loan collateral held in the trusts. For these VIEs, the creditors have no recourse to the general credit of Lendbuzz and the liabilities of the VIEs can only be settled by the respective VIEs’ assets. Additionally, the assets of the VIEs can be used only to settle obligations of the VIEs.

Lendbuzz is required to maintain a portion of the ABS securities issued in each transaction to meet the Dodd-Frank risk retention rules. Beyond the minimum required under the risk retention rules, Lendbuzz may retain or sell some or all of the securities to third-party investors. As discussed in Note 2 – “Summary of Significant Accounting Policies: Variable Interest Entities”, Lendbuzz consolidates ABS VIEs when it is deemed to be the primary beneficiary and therefore has the power to direct the activities that most significantly affect the VIEs’ economic performance and retain a variable interest that could potentially be significant to the VIE.

The table below displays the ABS transactions that Lendbuzz consolidated at December 31, 2023:

Transactions conducted during the year ended December 31,	Number of Transactions	Aggregate Loans Contributed at the closing of the transaction	Aggregate Outstanding Principal Balance of Loans Contributed at December 31, 2023	Aggregate Outstanding Principal Balance of Debt Sold to Third Party Investors at December 31, 2023
2021	1	$211.7	$45.6	$45.6
2022	1	207.2	90.2	88.1
2023	2	441.0	364.9	323.0

The table below displays the ABS transactions that Lendbuzz consolidated at December 31, 2024:

Transactions conducted during the year ended December 31,	Number of Transactions	Aggregate Loans Contributed at the closing of the transaction	Aggregate Outstanding Principal Balance of Loans Contributed at December 31, 2024	Aggregate Outstanding Principal Balance of Debt Sold to Third Party Investors at December 31, 2024
2022	1	$207.2	$47.3	$46.7
2023	2	441.0	234.5	204.6
2024	3	728.9	585.1	528.9

Management designs certain ABS transactions to transfer credit risk associated with the loans incorporated in the transaction through the deconsolidation of the ABS. When the Company conducts such a transaction, it retains a variable interest in the nonconsolidated loan trusts, as it owns collateralized notes and residual certificates in the loan trusts that absorb variability. Lendbuzz also has continuing, non-controlling involvement with the trusts as the servicer. The maximum exposure to loss, as a result of Lendbuzz’s involvement with the nonconsolidated VIEs, is limited to its investment. The investments are recorded within available for sale securities within other assets off the consolidated balance sheet. As of December 31, 2023 and December 31, 2024, Lendbuzz had investments in 1 and 2 nonconsolidated VIEs, reflecting $7.5 million and $7.6 million, respectively.

As of December 31, 2023 and December 31, 2024, respectively, Lendbuzz had debt issuance costs, net of amortization, from securitizations of $3.8 million and $7.3 million.

F-27

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a three-level fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

•

Level 2 – Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or observable inputs other than quoted prices.

•

Level 3 – Unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the asset or liability.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Instruments are categorized in Level 3 of the fair value hierarchy based on the significance of unobservable factors in the overall fair value measurement.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

On a recurring basis, the carrying amounts of cash, cash equivalents, and restricted cash as of December 31, 2023 and 2024 are considered representative of their fair values because of their short-term nature.

Financial assets and liabilities subject to fair value measurements are evaluated on a recurring basis to determine the appropriate level at which to classify them during each reporting period.

The fair value measurement of assets carried at fair value, and their level under the hierarchy as of December 31, 2023, was as follows:

		Fair Value
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets
Money market funds	$22,983	$22,983	$—	$—	$22,983
Servicing assets, net	9,590	—	—	9,590	9,590
Available-for-sale debt securities	7,541	—	7,541	—	7,541

Total assets	$40,113	$22,983	$7,541	$9,590	$40,113

F-28

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value measurement of assets carried at fair value, and their level under the hierarchy as of December 31, 2024, was as follows:

		Fair Value
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets
Money market funds	$27,770	$27,770	$—	$—	$27,770
Servicing assets, net	28,924	—	—	28,924	28,924
Available-for-sale debt securities	7,593	—	7,593	—	7,593
Interest rate swaps	70	—	70	—	70

Total assets	$64,357	$27,770	$7,663	$28,924	$64,357

The Company has investments in money market accounts, which are included in cash and cash equivalents on the consolidated balance sheets. Fair value inputs for these investments are considered Level 1 measurements within the Fair Value Hierarchy as money market account fair values are known and observable through daily published floating net asset values.

The Company has investments in available-for-sale debt securities related to bonds and residual certificates retained as a result of the Company’s transfer of financial assets. Additionally, the Company holds interest rate swap instruments related to its debt. Fair value inputs for these investments are considered Level 2 measurements within the Fair Value Hierarchy as these instruments are not actively traded.

The Company has determined that its servicing assets, net are Level 3 because they do not trade in an active market with readily observable prices. Significant unobservable inputs, requiring significant judgments, are used to measure its fair value.

Servicing Assets, net

Upon the sale of a loan to a third-party loan buyer or unconsolidated securitization in which the Company retain servicing rights, the Company may recognize a servicing assets or liability. For the years ended December 31, 2023 and 2024, respectively, the total outstanding unpaid principal balance at the time of sale was $422.2 million and $648.5 million, for which the Company retained servicing rights. As of December 31, 2023 and 2024, the remaining unpaid principal balance loans of the serviced loan portfolio was $449.1 million and $859.4 million respectively.

The Company utilizes discounted cash flow models to arrive at an estimate of fair value. Significant assumptions used in the valuation of our servicing rights are as follows:

•	Adequate Compensation - The rate a willing market participant would require for servicing loans with similar characteristics as those in the serviced portfolio.

•

Discount Rate - Estimated future payments to be received under servicing agreements are discounted as a part of determining the fair value of the servicing rights. For servicing rights on loans, the discount rate reflects the time value of money and a risk premium intended to reflect the amount of compensation market participants would require.

•

Net Charge-off Rate - The annualized rate of net charge-offs within the total serviced loan balance, thus affecting the projected unpaid principal balance and expected term of the loan, which are used to project future servicing revenue and expenses.

F-29

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Conditional Prepayment Rate - The monthly proportion of the principal of a pool of loans that is voluntarily assumed to be paid off prematurely in each period, thus affecting the projected unpaid principal balance and expected term of the loan, which are used to project future servicing revenue and expenses.

The Company earned $3.2 million and $6.4 million, of servicing income, net for the years ended December 31, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the aggregate fair value of the servicing assets was measured at $9.6 million and $28.9 million, respectively, and presented as servicing assets, net in the consolidated balance sheet.

The following table summarizes the activity related to the aggregate fair value of our servicing assets as of the periods presented:

	December 31,
(In thousands)	2023	2024
Fair value at the beginning of the period	$2,956	$9,590
Initial transfer of financial assets	9,925	26,772
Subsequent changes in fair value	(3,291)	(7,438)

Fair value at the end of the period	$9,590	$28,924

The following table presents quantitative information about the significant unobservable inputs used for our Level 3 fair value measurement of servicing assets as of December 31, 2023:

Unobservable Input	Minimum	Maximum	Weighted Average
Adequate compensation	0.6%	0.6%	0.6%
Discount rate	12.0%	12.0%	12.0%
Net default rate	3.7%	7.8%	5.7%
Conditional prepayment rate	1.3%	2.0%	1.6%

The following table presents quantitative information about the significant unobservable inputs used for our Level 3 fair value measurement of servicing assets as of December 31, 2024:

Unobservable Input	Minimum	Maximum	Weighted Average
Adequate compensation	0.6%	0.6%	0.6%
Discount rate	12.0%	12.0%	12.0%
Net default rate	4.3%	15.5%	7.8%
Conditional prepayment rate	1.0%	1.8%	1.3%

F-30

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the effect that adverse changes in estimates would have on the fair value of the servicing assets and liabilities given hypothetical changes in significant unobservable inputs:

(In thousands)	December 31, 2024
Net adequate compensation assumption:
Increase of 25%	$(1,757)
Increase of 50%	(3,514)
Net discount rate assumption:
Increase of 100bps	(332)
Increase of 200bps	(657)
Net default rate assumption:
Increase of 25%	(685)
Increase of 50%	(1,353)
Conditional prepayment rate assumption:
Increase of 25%	(1,206)
Increase of 50%	(2,322)

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The carrying value and estimated fair values of financial assets and liabilities disclosed but not carried at fair value and their level within the fair value hierarchy as of December 31, 2023 are as follows:

		Fair Value
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets
Loan receivables, net	$1,069,963	$—	$1,130,329	$—	$1,130,329

Total assets	$1,069,963	$—	$1,130,329	$—	$1,130,329

Liabilities
Secured financing, net	$423,427	$—	$425,943	$—	$425,943
Term credit facilities, net	96,137	—	96,349	—	96,349
Asset backed term debt, net	454,076	—	448,031	—	448,031

Total liabilities	$973,640	$—	$970,323	$—	$970,323

The following table presents the carrying value and estimated fair values of financial assets and liabilities disclosed but not carried at fair value and their level within the fair value hierarchy as of December 31, 2024:

		Fair Value
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets
Loan receivables, net	$1,453,644	$—	$1,584,917	$—	$1,584,917

Total assets	$1,453,644	$—	$1,584,917	$—	$1,584,917

Liabilities
Secured financing, net	$484,870	$—	$479,295	$—	$479,295
Term credit facilities, net	118,641	—	118,800	—	118,800
Asset backed term debt, net	774,863	—	783,499	—	783,499

Total liabilities	$1,378,374	$—	$1,381,594	$—	$1,381,594

F-31

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net consisted of the following:

	December 31,
(In thousands)	2023	2024
Internally developed software	$12,589	$20,543
Computers	707	1,150
Furniture and fixtures	264	1,229
Leasehold improvements	3	328

Total property, equipment, and software	13,563	23,250
Accumulated depreciation and amortization	(6,214)	(11,402)

Total property, equipment, and software, net	$7,349	$11,848

For the years ended December 31, 2022, 2023 and 2024, depreciation and amortization expense on property, equipment, and software was $1.8 million, $3.2 million and $5.2 million, respectively.

There were no material losses on disposals during the years ended December 31, 2023 and 2024.

NOTE 8 - ACCRUED EXPENSES, ACCOUNTS PAYABLE, AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2023	2024
Accrued payroll costs	$3,498	$4,283
Dealership reserve	15,746	24,474
Tax liabilities	3,023	9,819
Lease liabilities	394	7,792
Other accrued expenses	9,084	14,720

Total accrued expenses and other liabilities	$31,745	$61,088

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases – The Company’s operating lease portfolio was primarily comprised of office space, and had remaining lease terms of approximately 1 month to 5 years. Lease expense is presented within general, administrative, and other in the condensed consolidated statements of operations.

The Company issues letters of credit to the landlord of certain operating leases. As a result, as of December 31, 2023 and 2024, the Company has a restricted cash balance related to leases of $0.2 million and $0.9 million respectively.

Lease expense for operating leases for the years ended December 31, 2023, and 2024 was and $1.3 million, and $2.2 million, respectively.

F-32

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases is as follows:

	December 31,
(In thousands)	2023	2024
Operating leases
Total lease right-of-use assets, net of amortization	$375	$6,796
Lease liabilities - current portion	(121)	(1,489)
Lease liabilities - long-term portion	(273)	(6,303)

Total lease liabilities	$(394)	$(7,792)

Weighted-average remaining lease term
Operating leases	3.0 years	4.8 years
Weighted-average discount rate
Operating leases	7.7%	6.8%

Future minimum lease payments under non-cancelable operating leases as of December 31, 2024, are as follows (in thousands):

Years Ending	Operating leases
2024	$1,960
2025	1,906
2026	1,770
2027	1,640
2028	1,634
Thereafter	215

Total minimum future lease payments	$9,125
Less amounts representing imputed interest	$(1,333)

Present value of lease obligations	$7,792

Litigation – From time to time, the Company is party to legal proceedings arising in the ordinary course of business. Based on information currently available, and based on its evaluation of such information, the Company believes the legal proceedings in which it is currently involved are not material or are not likely to result in a material adverse effect on the Company’s business, financial condition or results of operations, or cannot currently be estimated. As of December 31, 2023 the Company had a legal accrual of $0.2 million to address potential litigation. As of December 31, 2024, the Company did not have potential litigation that warranted an accrual.

F-33

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - CONVERTIBLE PREFERRED STOCK

Convertible preferred stock as of December 31, 2024, consisted of the following (the number of warrants represents ordinary shares exercisable in respect thereof, the table is in whole numbers):

	Authorized	Issued	Issue Date	Unexercised Warrants	Issue Price per Share	Liquidation Preference
Series A	6,318,220	6,318,220	6/30/2017	0	$0.6635	$4,192,265
Series A-1	4,567,840	4,567,840	6/30/2017	0	$0.2524	$1,152,740
Series A-2	371,850	371,850	6/30/2017	0	$0.4153	$154,422
Series A-3	578,280	578,280	6/30/2017	0	$0.5308	$306,957
Series B	12,158,410	11,274,110	12/23/2018	884,300	$1.2234	$13,793,084
Series B-1	2,968,920	2,968,920	12/23/2018	0	$0.8421	$2,500,009
Series C	7,221,750	7,221,750	1/15/2020	0	$3.4655	$25,026,975
Series C-2	5,970,010	5,970,010	6/15/2021	0	$8.3260	$49,706,482
Series C-2A	605,240	605,240	6/15/2021	0	$8.3260	$5,039,246
Series D	3,004,900	3,004,900	7/25/2022	0	$14.2419	$42,795,515
Series D-A	369,820	369,820	7/25/2022	0	$14.2419	$5,266,943
Series D-1	1,530,310	1,530,310	7/11/2023	0	$16.6514	$25,481,819
Series D-1A	103,800	103,800	8/15/2023	0	$16.6514	$1,728,416

The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 45,769,350 shares of preferred stock, of which 11,836,190 shares are designated as Series A convertible preferred stock, 15,127,330 shares are designated as Series B convertible preferred stock, 13,797,000 shares as designated as Series C convertible preferred stock, and 5,008,830 shares as designated as Series D convertible preferred stock.

The holders of Series A, Series B, Series C, and Series D convertible preferred stock have various rights and preferences as follows:

Voting – Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:

Holders of a majority of the Series A, B, C, and D preferred stock are entitled to elect, voting as a separate class, one member to the Company’s board of directors (the “Board of Directors”). Holders of a majority of the common stock are entitled to elect, i) two members to the Board of Directors, and ii) one additional independent director.

Dividends – The holders of Series A, Series B, Series C, and Series D preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock. After payment of such dividends on the Series A, Series B, Series C, and Series D preferred stock, any additional dividends or distributions shall be distributed among all holders of Common Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of preferred stock were converted to Common Stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company’s preferred stock.

Liquidation Preference – In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to their respective issuance

F-34

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

price per share, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends and any other declared but unpaid dividends (the “Liquidation Preference”). The liquidation preference mechanism is “non-participating,” in which the distributable proceeds are calculated as the higher of (i) the original issue price per share plus declared but unpaid dividends, or (ii) such amounts per share as if all shares of preferred stock were converted into common stock, as further described in the Company’s certificate of incorporation, as amended.

If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of preferred stock in proportion to the Liquidation Preference such holders would otherwise be entitled to receive. If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of Series D-1 and D-1A preferred stock. If any assets remain after distribution to holders of Series D-1 and D-1A preferred stock, then the assets would be distributed ratably to the holders of D and D-A preferred stock. If any assets remain after distribution to holders of Series D and D-A preferred stock, then the assets would be distributed ratably to the holders of C-2 and C-2A preferred stock. If any assets remain after distribution to holders of Series C-2 and C-2A preferred stock, then the assets would be distributed ratably to the holders of Series C preferred stock. If any assets remain after distribution to holders of Series C-2, C-2A, and C preferred stock, then the assets would be distributed ratably to the holders of Series B and B-1 preferred stock. If any assets remain after distribution to holders of Series C-2, C-2A, C, B, and B-1 preferred stock, then the assets would be distributed ratably to the holders of Series A, A-1, A-2, and A-3 preferred stock.

After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

Redemption – Series A, Series B, Series C, and Series D of convertible preferred stock are only redeemable in a deemed liquidation, as defined, where proceeds are not distributed to shareholders.

Conversion – Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price is equal to the original purchase price as of December 31, 2023 and 2024. The articles of incorporation include protection for issuance of any common stock at a price that is below the applicable conversion price for any series of preferred shares.

Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company to the public with offering proceeds to the Company in excess of $50 million (net of underwriters’ discounts, concessions, commissions, and expenses) or (ii) the consent of holders of at least a majority of the then-outstanding shares of preferred stock, voting together as a single class on an as-converted basis.

Preferred Stock Warrants – As part of the Preferred B Stock financing round which occurred on December 23, 2018, the Company issued to a revolving secured line of credit lender 1,532,580 warrants for Preferred B Stock, in which the exercise price was set at $0.979 per warrant. The warrants will expire on the earlier of (i) nine years from the issuance of the warrants, and (ii) the consummation of a change in control, as defined. The Preferred Stock Warrants have been accounted for as equity as of December 31, 2023 and 2024. During the year ended December 31, 2023, 420 thousand preferred stock warrants were exercised. During the year ended December 31, 2024, no warrants were exercised.

F-35

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - COMMON STOCK

As of December 31, 2023 and 2024, respectively, the Company had 11,353,580 and 13,683,080 shares of common stock outstanding. At each of December 31, 2023 and 2024, the Company had 66,634,050 shares of common stock authorized and available to issue for purposes of satisfying conversion of preferred stock, the exercise of warrants, the exercise and future grant of common stock options, and for purposes of any future business acquisitions and transactions.

Common Stock Warrants – On May 18, 2017, and on December 23, 2018, the Company issued 2,056,680 and 419,660 warrants for common stock, respectively, in which the exercise price was set at $0.0001 per warrant. The warrants were issued in conjunction with raising of debt to finance loan originations and would expire on the earlier of a change of company control or the initial public offering of the Company’s shares. The common stock warrants were accounted for as equity as of December 31, 2023. As of December 31, 2024, all common stock warrants had been exercised.

NOTE 12 - STOCK-BASED COMPENSATION PLANS

In November 2019, the Company’s Board of Directors approved an equity incentive plan (the “Plan”), pursuant to which directors, officers, employees and service providers may be granted stock options and RSUs, if certain conditions are met. As of December 31, 2024, the Plan allowed for 8,114,250 shares of common stock to be issued under the Plan, of which 745,560 stock options and RSUs are available for future grants. Stock options must be granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year terms, and both stock options and RSUs typically vest over a four-year period starting from the date specified in each agreement.

A summary of the status of the employee and non-employee stock option activity is presented below (the number of options represents ordinary shares exercisable in respect thereof, table is in whole numbers):

	Number of Shares/ Options	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Weighted Average Intrinsic Value	Aggregate Intrinsic Value
Balance as of December 31, 2023	5,095,110	$4.75	1.41	$2.87	$14,594,951
Option grants	278,000	$10.48	2.86	$8.80	$2,446,287
Options exercised	(303,160)	$1.86		$1.07	$(325,291)
Options cancelled/forfeited	(133,000)	$4.83		$1.58	$(210,406)

Balance as of December 31, 2024	4,936,950	$5.33	0.90	$3.34	$16,505,541

Exercisable	3,687,230	$4.73	0.44	$2.81	$10,351,184
Unvested	1,249,720	$7.09	2.27	$4.92	$6,154,357

Additionally, during the year ended December 31, 2024, the Company granted 870,000 RSUs under the Plan. Under the Plan, the Company has the right to grant RSUs, a right to receive a specific number of shares of the Company’s common stock at a specified date. The Company determines to whom an offer will be made, the number of shares that may be purchased, the purchase price (which is typically zero), the restrictions under which the shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan. Upon a termination of employment, unless otherwise set forth in the applicable award agreement, any vesting ceases as of the Plan participant’s termination date. The fair value of the RSUs is the fair market value of our common stock at the date of grant.

F-36

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the employee and non-employee RSU activity is presented below (the number of RSUs represents ordinary shares exercisable in respect thereof, table is in whole numbers):

	Number of Shares/ RSUs	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Weighted Average Intrinsic Value	Aggregate Intrinsic Value
Balance as of December 31, 2023	—	$—	—	$—	$—
RSU grants	870,000	$12.89	2.92	$12.89	$11,218,110
RSUs vested	(45,000)	$12.06		$12.06	$(542,610)

Balance as of December 31, 2024	825,000	$12.94	3.08	$12.94	$10,675,500

The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2024, total compensation cost not yet recognized related to unvested stock options and RSUs was $16.3 million, which is expected to be recognized over a weighted-average period of 2.93 years.

Stock-based compensation expense – Stock-based compensation expense for both employees and nonemployees was $0.9 million, $5.0 million and $5.3 million for the years ended December 31, 2022, 2023 and 2024, respectively. Stock-based compensation broken out by categories of expenses were as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
General, administrative, and other	$275	$1,878	$1,940
Product development, technology and data science	297	2,069	2,117
Processing and servicing	8	7	6
Selling and marketing	306	1,035	1,227

Total stock-based compensation expense	$886	$4,990	$5,290

Employee Stock Options Valuation – The Company estimates the fair value of stock options on the date of grant using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2022, 2023 and 2024, are as follows:

	Year Ended December 31,
	2022	2023	2024
Fair value of common stock	$5.66	$5.66 - $8.96	$8.96 - $12.06
Expected volatility	65%	65%	65% - 121.7%
Expected term (years)	6	5 - 6.24	6.24
Risk-free interest rate	3.3%	3.3% - 4.72%	4.59% - 4.72%
Expected dividend yield	— %	— %	— %

The Company’s stock is not publicly traded, and as such the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. As permitted under authoritative

F-37

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

guidance, due to the limited amount of option exercises, the Company used the simplified method to compute the expected term for options granted to non-executive employees in the years ended December 31, 2022, 2023 and 2024.

NOTE 13 - INCOME TAXES

Income before income taxes for the years ended December 31, 2022, 2023 and 2024 was $18.9 million, $17.3 million and $33.9 million, respectively.

Provision for income taxes for the years ended December 31, 2022, 2023 and 2024, consisted of the following (in thousands):

	Year Ended December 31,
	2022	2023	2024
Current tax provision
Federal	$6,290	7,926	7,647
Foreign	$—	187	77
State and local	$3,082	3,334	2,962

Total current tax provision	$9,372	$11,447	$10,686
Deferred tax provision
Federal	(4,272)	(4,202)	(16)
Foreign	—	—	(84)
State and local	(1,217)	(1,088)	478

Total deferred tax provision	(5,489)	(5,290)	378

Provision for income taxes	$3,883	$6,157	$11,064

All foreign related tax impacts are due to transfer pricing between the Company’s US and Israel locations.

Significant components of the Company’s deferred taxes as of December 31, 2023 and 2024, are as follows (in thousands):

	December 31,
	2023	2024
Deferred tax assets
Deferred revenue	8,676	9,571
Allowance for credit losses	9,054	12,443
Property and equipment	313	599
Other	1,329	3,599

Total deferred tax assets	19,371	26,212

Deferred tax liabilities
Servicing asset	(2,658)	(7,784)
Other	—	(2,093)

Total deferred tax liabilities	(2,658)	(9,877)

Total net deferred tax assets	$16,713	$16,335

F-38

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of the U.S. statutory federal income tax rate to our effective tax rate:

	Year Ended December 31,
	2022	2023	2024
U.S. statutory federal income tax rate	21%	21%	21%
State and local income taxes, net of federal benefit	8	9	7
Non U.S. earnings, net of credits	—	2	1
Deferred tax adjustments	(3)	—	—
Non-deductible expenses	1	6	4
Other	(6)	(2)	—

Effective income tax rate	21%	36%	33%

As of December 31, 2022, 2023 and 2024, the Company has no unrecognized tax benefits which would affect income tax expense, if recognized, before consideration of any valuation allowance. The Company does not expect to report any significant unrecognized tax benefits over the next 12 months.

The Company is subject to income taxes in the U.S. federal jurisdiction, various state jurisdictions as well as Israel. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company’s federal income tax return is open and subject to examination from the 2021 tax return year and forward. The Company’s state and local income tax returns are generally open from the 2020 and later tax return years based on individual state statutes of limitations.

NOTE 14 - NET INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic and diluted net loss per share attributable to Lendbuzz’s common stockholders for the years ended December 31, 2022, 2023 and 2024 (in thousands, except share and per share data):

	Year Ended December 31,
	2022		2023		2024
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator:
Net income attributable to common stockholders	$15,046	$15,046	$11,158	$11,158	$22,811	$22,811
Denominator:
Weighted average common and participating preferred shares outstanding, and participating warrants	53,220,620	55,904,480	56,788,900	59,643,210	58,610,479	61,955,101
Net income per share attributable to common stockholders	$0.28	$0.27	$0.20	$0.19	$0.39	$0.37

F-39

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SEGMENT INFORMATION

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting”, as components of a business for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance.

The CEO has been identified as our CODM. The Company is a financial technology company with subsidiaries engaging in the business of auto lending and activities closely related to auto lending. The Company’s auto lending business contributes to substantially all of its total revenue and pre-tax income, and all revenue earned is attributable to loans originated in the United States. Substantially all of the Company’s total assets, including long-lived assets are located in the United States, and the measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company has determined that it operates in a single operating segment and, therefore, one reportable segment.

Net Income is the primary profit measure that the CODM reviews in order to make resource allocation decisions and evaluate financial performance. The CODM uses this profit measure predominantly in the annual budget and forecasting process, and considers budget-to-actual variances on a monthly basis. The CODM also uses net income, along with other financial and non-financial data points, in determining the compensation of certain employees.

The table below provides the significant expenses of Net income regularly provided to the CODM (in thousands):

	Year Ended December 31,
	2022	2023	2024
Interest and fee income, net	$78,857	$142,224	$226,269
Ancillary product revenue, net	14,301	15,590	17,531
Gain on sale of loans	7,419	14,363	31,302
Servicing income, net	683	3,176	6,422

Total revenue, net	$101,260	$175,353	$281,524

Less:
Provision for expected credit losses	16,512	30,358	51,505
Funding costs	23,871	59,029	93,780
Ancillary product costs	3,210	4,758	7,126
Sales and marketing	10,027	16,150	20,205
Processing & servicing – compensation and benefits costs	4,112	6,314	9,461
Processing & servicing – other costs	2,682	6,748	18,752
Research & development – compensation and benefits costs	3,913	5,293	7,602
General & administrative – compensation and benefits costs	3,721	6,071	9,244
General & administrative – other costs	4,938	7,463	8,259
Professional fees	4,762	4,188	5,346
Technology expenses	1,947	3,523	5,874
Other segment items(a)	6,519	14,300	21,559

Consolidated net income	$15,046	$11,158	$22,811

(a)	Other segment items included in Consolidated net income includes depreciation and amortization, stock-based compensation, and income tax expense.

F-40

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

LENDBUZZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2024, the date of these consolidated financial statements, through March 5, 2025, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2024. The Company concluded that the following events have occurred that would require recognition or disclosure in the consolidated financial statements, except as described below:

Securitization Transaction

On January 23, 2025, the Company closed an ABS transaction, Lendbuzz Securitization Trust 2025-1, or 2025-1. At the closing of 2025-1, Lendbuzz contributed loans, facilitated through its technology platform with an aggregate outstanding principal balance of $250.0 million, with the ability to contribute $25.0 million more within 30 days of closing. At the time of closing, the trust issued bonds in a total amount of $261.9 million, of which $23.8 million of bond proceeds were held within restricted cash on the consolidated balance sheet, as mandated by the agreement. On February 21, 2025, the Company contributed the additional loans with an aggregate outstanding principal balance of $25.0 million, and the $23.8 million in cash held in reserve was released for use.

Additionally, on March 3, 2025, the Company closed an ABS transaction, Lendbuzz Series Structure Trust 2025-A, or SST 2025-A. At the closing of SST 2025-A, Lendbuzz contributed loans facilitated through its technology platform with an aggregate outstanding principal balance of $52.5 million, and the trust issued bonds in a total amount of $39.4 million. At the time of closing, the Company sold 95% of the residual certificates (which represent the right to receive all the residual cash collected on the loans held by the securitization trust after paying off the senior notes for the SST 2025-A securitization) and deconsolidated SST 2025-A. As part of the deconsolidation, the Company recorded the retained components as available for sale securities within other assets off the consolidated balance sheet.

See Note 5 - “Debt Financing” for a discussion of the Company’s asset-backed securitization program.

Term Credit Facility

On January 23, 2025, the Company transferred $53.5 million of collateral into its term credit facility and borrowed $43.9 million.

Forward Flow

On February 19, 2025, Lendbuzz renewed a Forward Flow agreement with an existing partner. The renewal commits Lendbuzz to sell and the credit investor to purchase $415.0 million of loans over 12 months.

F-41

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

     Shares

Common Stock

Lendbuzz Inc.

PRELIMINARY PROSPECTUS

     , 2025

Goldman Sachs & Co. LLC

J.P. Morgan

RBC Capital Markets

Mizuho

TD Securities

Citizens Capital Markets

Keefe, Bruyette & Woods

A Stifel Company

Piper Sandler

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated certificate of incorporation and amended and restated bylaws provide for indemnification by the registrant of its directors, and officers and to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a director for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, (iv) for any transaction from which the director or officer derived an improper personal benefit or (v) for an officer in any action by or in the right of the corporation. The registrant’s amended and restated certificate of incorporation and amended and restated bylaws provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the

II-1

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since March 1, 2022 through the date of the prospectus that is a part of this registration statement, the registrant has sold the following securities without registration under the Securities Act of 1933:

(1)

We have granted, under our 2019 Equity Incentive Plan, options to purchase an aggregate of 3,698,820 shares of our voting common stock to our employees, consultants, and directors, having exercise prices ranging from $3.63 to $12.94 per share, and 1,100,950 restricted stock units to be settled in shares of our voting common stock.

(2)

We have issued and sold to our employees, consultants, and directors an aggregate of 1,244,530 shares of our voting common stock upon the exercise of stock options under our 2019 Equity Incentive Plan, at exercise prices ranging from $0.40 to $8.96 per share, for an approximate weighted-average exercise price of $0.92 per share.

(3)

In July and August 2022 we issued and sold an aggregate of 3,004,900 shares of our Series D voting convertible preferred stock at a purchase price of $14.24191 per share for an aggregate amount of $42.8 million in a private placement to five accredited investors.

(4)

In July 2022 we issued and sold an aggregate of 369,820 shares of our Series D-A non-voting convertible preferred stock at a purchase price of $14.24191 per share for an aggregate amount of $5.3 million in a private placement to one accredited investor.

(5)

In July and August 2023 we issued and sold an aggregate of 1,530,310 shares of our Series D-1 voting convertible preferred stock at a purchase price of $16.65141 per share for an aggregate amount of $25.5 million in a private placement to five accredited investors.

(6)

In August 2023 we issued and sold an aggregate of 103,800 shares of our Series D-1A non-voting convertible preferred stock at a purchase price of $16.65141 per share for an aggregate amount of $1.7 million in a private placement to one accredited investor.

The foregoing share and per share amounts have been retroactively adjusted to give effect to our ten-for-one stock split for all classes of stock, which was effected on August 12, 2024. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

II-2

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the closing of this offering

3.3**	Bylaws of Lendbuzz Inc., as currently in effect

3.4	Form of Amended and Restated By-Laws of the Registrant, to be effective prior to the closing of this offering

4.1**	Amended and Restated Investors’ Right Agreement, dated July 11, 2023, by and among the Registrant and certain of its stockholders

4.2**	Amendment to the Amended and Restated Investors’ Rights Agreement, dated August 15, 2023, by and among the Registrant and certain of its Stockholders

4.3#**	Amended and Restated warrant to purchase stock of Lendbuzz Inc., dated as of July 11, 2023, by and between the Registrant and Viola Credit Alternative Lending SPV, Limited Partnership

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1	Form of Indemnification Agreement, by and between the Registrant and its directors, officers and key employees

10.2**	Lendbuzz Inc. 2019 Equity Incentive Plan

10.3**	Lendbuzz Inc. 2019 Equity Incentive Plan Sub-Plan for Participants in Israel

10.4**	Form of Notice of Stock Option Grant under the Lendbuzz Inc. 2019 Equity Incentive Plan (U.S. Form)

10.5**	Form of Notice of Stock Option Grant under the Lendbuzz Inc. 2019 Equity Incentive Plan (Israel Form)

10.6*	Lendbuzz Inc. 2025 Omnibus Incentive Plan

10.7*	Lendbuzz Inc. 2025 Employee Stock Purchase Plan

10.8*	Lendbuzz Inc. 2025 Cash Incentive Compensation Plan

10.9†	Offer Letter, dated May 12, 2017, by and between Lendbuzz Inc. and Amitay Kalmar

10.10#†	Employment Agreement, dated June 1, 2021, by and between Lendbuzz Inc. and Dan Raviv

10.11#†	Offer Letter, dated May 20, 2021, by and between Lendbuzz Inc. and George Sclavos

10.12**	Lease, by and between Lendbuzz Inc. and 100 Summer Owner LLC

10.13#	Lease, by and between Lendbuzz Ltd. and Cotserv Commercial Technical Services Ltd.

10.14#**	Line of Credit Agreement, dated March 31, 2023, by and among Lendbuzz Inc, Lendbuzz Funding LLC and Bank Hapoalim B.M.

10.15**	Amendment, dated June 3, 2024, to Line of Credit Agreement, dated March 31, 2023, by and among Lendbuzz Inc, Lendbuzz Funding LLC and Bank Hapoalim B.M.

II-3

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

Exhibit Number	Description

10.16#†**	Fourth Amended and Restated Revolving Credit Agreement and Security Agreement, dated April 20, 2021, by and among Lendbuzz SPV IV, LLC, Lendbuzz Funding LLC, the lenders from time-to-time party to, Goldman Sachs Bank USA.

10.17#†**	Fourth Amended and Restated Loan Agreement, dated August 30, 2022, by and among Lendbuzz Floorplan SPV I, LLC, Lendbuzz Floorplan LLC, the lenders from time to time thereto and Regions Bank

10.18#†**	Amended and Restated Loan Agreement, date April 26, 2024, by and among Lendbuzz SPV VII, LLC, Lendbuzz Funding LLC, the lender from time to time thereto and JPMorgan Chase Bank, N.A.

10.19#†**	Second Amended and Restated Loan Agreement, dated October 28, 2022, by and among Lendbuzz SPV VIII, LLC, Lendbuzz Funding LLC, the lenders from time to time thereto and Regions Bank

10.20#†**	Sixth Amended and Restated Loan Agreement, dated January 18, 2022, by and among Lendbuzz SPV V, LLC, Lendbuzz Funding LLC, the lenders from time-to-time parties thereto and JPMorgan Chase Bank, N.A.

10.21#†**	Loan Agreement, dated January 24, 2024, by and among Lendbuzz SPV IX, LLC, Lendbuzz Funding LLC, the lenders from time to time thereto and Mizuho Bank, Ltd.

10.22*	Lendbuzz Inc. Non-Employee Director Compensation Policy

21.1**	Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

107*	Filing Fee Table

*	To be submitted by amendment.
**	Previously submitted.
#

Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined that the information is not material and is of the type that the registrant treats as private or confidential.

†

Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

All financial statement Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item

II-4

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-5

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the    day of     , 2025.

Lendbuzz Inc.

By:
	Name:	Amitay Kalmar
	Title:	Chief Executive Officer, Co-Founder, and Director

II-6

Confidential Treatment Requested by Lendbuzz Inc.

Pursuant to 17 C.F.R Section 200.83

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amitay Kalmar, George Sclavos, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Amitay Kalmar	Chief Executive Officer, Co-Founder, and Director (Principal Executive Officer)	, 2025

George Sclavos	Chief Financial Officer (Principal Financial Officer)	, 2025

Dan Raviv	Chief Technology Officer, Co-Founder, and Director	, 2025

Laurel Bowden	Director	, 2025

Ziv Kop	Director	, 2025

David Krell	Director	, 2025

Stephen Linehan	Director	, 2025

Diane Offereins	Director	, 2025

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